

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Annual Report 2011-2012

Commission File Number – 1-15182

DR. REDDY'S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills
Hyderabad, Andhra Pradesh 500 034, India
+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY'S LABORATORIES LIMITED
(Registrant)

By: ______________________________
Name: Sandeep Poddar
Title: Company Secretary

Date: July 12, 2012


DR.REDDY'S
LIFE
RESEARCH
HOPE
ANNUAL REPORT 2011-12

CONTENTS

CHAIRMAN'S LETTER



DEAR SHAREHOLDERS

FY2012 has been a good year for your Company. The key financial results were:

- Consolidated revenues increased by 30% to Rs. 96.7 billion in FY2012.
- Earnings before interest, taxes, depreciation and amortization (EBITDA)[1] rose by 55% to Rs. 25.4 billion.
- Profit after Tax (PAT)[2] grew by 45% to Rs. 15.3 billion.
- Diluted Earnings per Share (EPS) increased from Rs. 64.9 in FY2011 to Rs. 83.8 in FY2012.

I am particularly delighted by four developments.

First, your Company succeeded in yet another blockbuster generic launch in the USA under 180-days marketing exclusivity. Dr. Reddy's launched olanzapine 20 mg tablets, the generic version of the brand Zyprexa®. Olanzapine is used to treat schizophrenia and bipolar disorder. This product has added around USD 100 million to your Company's revenues for FY2012.

Second, the biosimilars business continues along its impressive growth path. In my letter to you last year, I had discussed the critical importance of developing biosimilars in the years to come. I am happy to note that your Company's global biosimilars business grew by 45% over last year and recorded sales of USD 26 million. Today, the biosimilars portfolio of Dr. Reddy's constitutes (i) filgrastim, (ii) peg-filgrastim, (iii) rituximab and (iv) darbepoetin alfa, which have commercial presence in 13 countries among emerging markets. These are helping to treat patients suffering from cancer — and at prices that are significantly more affordable than the corresponding innovator drugs. Soon, I expect to see Dr. Reddy's biosimilars entering developed markets.

Third, as a scientist-entrepreneur, I am pleased with the steady growth in your Company's

[1] EBIDTA and PAT are adjusted for any one time non-recurring items.

investments in R&D — which grew by 17% to clock USD 125 million in FY2012, or 6% of sales. Two-thirds were spent towards generics development which continues to be an area of high potential and sound returns; the balance was dedicated to biologics and innovator research. I hope that the target of 7% of sales will continue to be maintained in the years to come.

Fourth, I must share with you the news of our entry into Japan. As you might know, Japan is the second largest pharmaceutical market in the world, with an estimated size of USD 97 billion. It also has low generics penetration: 23% of Japanese prescription drug sales by volume are generics, versus 70% in the USA. Through a joint venture, your Company is working with Fujifilm to develop, manufacture and promote generics, with a plan to launch the first products in the next three to four years.

Allow me to go down Memory Lane.

I go back 28 years ago, when your Company was established with an initial capital outlay of Rs. 2.5 million, and our joys were unbound when we made our first profits manufacturing ibuprofen for the domestic market.

Fast forward to 11 years ago: April 2001, when Dr. Reddy's got listed on the New York Stock Exchange. That year, i.e. FY2002, your Company's revenues shot up to Rs. 15,578 million — driven by sales of fluoxetine 40 mg, which was its first successful 180-days exclusivity in the US generics market.

We had several other successful generics launches in the US. I remember FY2007 when, in a single year, we launched four exclusive 180-days products: simvastatin, finasteride, ondansetron and fexofenadine. In the process, consolidated revenues of your Company shot up to USD 1.5 billion.

And in FY2012, Dr. Reddy's became the fastest Indian pharmaceutical company to surpass USD 2 billion in sales — doing so in less than four years of crossing the USD 1 billion mark.

The financial people in your Company recently did some work on shareholder value. It went thus. If an Indian investor purchased 100 shares during the Company's IPO in August 1986, plus the 50% rights issue in August 1989, and held on to these till date, s(he) would be owning 5,400 shares of Dr. Reddy's, whose market value on 31 March 2012 would have been Rs. 9.48 million. The shareholder would have also earned a total of Rs. 0.56 million as dividends. The numbers are similarly attractive for a long term US ADR holder.

These are attractive returns on investment, both as capital gains and as dividends.

Given the way your Company is heading, with regular first-to-file exclusivities coupled with a predictably healthy annual growth in base revenues and incomes, I am sure that Dr. Reddy's will continue delivering superior value to its investors.

Most importantly, your Company will continue to deliver superior value to millions of patients across the globe — by providing affordable and innovative medicines for healthier lives.

May the Company's progress continue. For medicine. And better lives.

Thank you for your constant kindness and support.

With my very best,

DR. K. ANJI REDDY
Chairman



Given the way your Company is heading, with regular first-to-file exclusivities coupled with a predictably healthy annual growth in base revenues and incomes, I am sure that Dr. Reddy's will continue delivering superior value to its investors.

FINANCIAL TRENDS & HIGHLIGHTS 2011-12

Key Financial Trends

REVENUE (IN DOLLAR MILLION)


13% CAGR FY2008-2012
1,241
1,509
1,481
1,639
2,019
FY08 FY09 FY10 FY11 FY12

EBIDTA (IN DOLLAR MILLION)


21% CAGR FY2008-2012
240
332
334
360
511
FY08 FY09 FY10 FY11 FY12

ROCE (IN PERCENT)

ROCE ADJUSTED FOR NON CASH IMPAIRMENT CHARGES & OTHER NON RECURRING COSTS


10
16
18
18
24
FY08 FY09 FY10 FY11 FY12

EARNINGS PER SHARE (IN RS.)

PAT ADJUSTED FOR AND NON CASH IMPAIRMENT CHARGE & OTHER NON RECURRING COSTS


23
50
54
63
92
FY08 FY09 FY10 FY11 FY12

Key Financial Highlights

CONSOLIDATED REVENUE & PROFIT AFTER TAX (IN RS. MILLIONS)



CONSOLIDATED REVENUE
PAT
29%
14,262
11,040
30%
74,693
96,737
2011
2012

REVENUE DISTRIBUTION GEOGRAPHICAL MIX (IN RS. MILLIONS)



INDIA
EUROPE
NORTH AMERICA
ROW
RUSSIA & CIS
6%
19%
18%
2012
45%
12%
6%
20%
22%
2011
36%
16%

Dr. Reddy's crosses $2 billion* in revenues

The fastest Indian company to achieve this feat.

Growing footprint in the OTC segment with global revenues crossing $200 million in FY2012

More than 10% of Company Revenues.

Consolidated Revenues

Consolidated revenues increased by 30% to Rs. 96,737 millions that is $2.02 billion in FY2012 from Rs. 74,693 millions in FY2011.

EBITDA

EBITDA increased by 51% to Rs. 25,409 millions in FY2012 from Rs. 16,789 millions in FY2011.

Profit after Tax

Net profit of Rs. 14,262 millions in FY2012 from Rs. 11,040 millions in FY2011, a growth of 29%.

Fully diluted Earnings per Share

Fully diluted earnings per share increased to Rs. 83.8 in FY2012 from Rs. 65 in FY2011, a growth of 29%.

ANDAs in US

Dr. Reddy's filed 17 ANDAs in FY2012. As of 31 March 2012, the company has 194 ANDAs (Including partnered ANDAs). As of 31 March 2012, the company's ANDA pipeline has 80 ANDAs pending with the US FDA, of which 41 are para-IV filings with seven having first to file status.

DMFs

The company filed 68 DMFs in FY2012. Of these 14 each were filed in US, Europe and 40 in other countries. As on 31 March 2012, the company had cumulative filings of 543 DMFs.

Business Performance

Global Generics

Global Generics grew by 32% to Rs. 70,243 millions in FY2012 from Rs. 53,340 millions in FY2011.

- Revenue from North America grew by 68% to Rs. 31,889 millions in FY2012 from Rs. 18,996 millions in FY2011. Significant portion of this growth came from our first to file launch of olanzapine 20 mg and other important new product launches.
- Revenue from Russia and other CIS countries grew by 22% to Rs. 13,260 millions in FY2012 from Rs. 10,858 millions in FY2011.
- India showed a revenue growth of 11% to Rs. 12,931 millions in FY2012 from Rs. 11,690 millions in FY2011.
- Revenue from Europe decreased marginally by 2% to Rs. 8,259 millions in FY2012 from Rs. 8,431 millions in FY2011.

Pharmaceutical Services & Active Ingredients

Revenues grew by 21% to Rs. 23,812 millions in FY2012 from Rs. 19,648 millions in FY2011. This growth was largely driven by new product launches to generic customers and improved customer orders.

**At average billing rate of Rs. 47.91 per one US$.*

KEY MILESTONES

Growing Globally (2012-2000)

2012

- Crosses USD 2 billion in revenues and is the fastest in Indian pharma to reach this milestone

2011

- GlaxoSmithKline and Dr. Reddy's agrees to the sale of US penicillin facility and products
- FUJIFILM and Dr. Reddy's establishes an exclusive joint venture for developing, manufacturing and promoting generic drugs in Japan
- Expands its R&D centre in Cambridge, United Kingdom
- Approval and launch of fondaparinux
- Approval and launch of olanzapine 20 mg tablets
- The first Indian company to celebrate its 10-year anniversary at the NYSE on 15 April 2011

2010

- Launches darbepoetin alfa in India under the brand name 'Cresp®' - world's first generic darbepoetin alfa and the only one in India

2009

- Enters into a strategic alliance with GSK for emerging markets

2008

- Acquires BASF's formulation manufacturing unit at Shreveport, Louisiana, USA
- Acquires DowPharma's small molecules business at Mirfield and Cambridge, UK
- Announces launch of US specialty business, Promius™ Pharma

2007

- Launches Reditux™ (rituximab) the world's first monoclonal antibody biosimilar
- Balaglitazone (DRF 2593) enters Phase III of clinical trials becoming India's most advanced NCE

2006

- Acquires betapharm in Germany
- Becomes an AG partner for Merck's Proscar® and Zocor® in the US
- Obtains 180-day marketing exclusivity for ondenesetron hydrochloride tablets

2005

- Acquires Roche's API business in Mexico

2001

- Becomes the first pharma company in Asia Pacific, outside of Japan, to list on NYSE
- Obtains first ever 180-day marketing exclusivity for a generic drug (fluoxetine 40 mg capsules) in the US
- Launches its first generic product (ranitidine) the US

2000

- Cheminor Drugs (a group company) merges with Dr. Reddy's

Expanding and Innovating (1999-1991)

1999

- Acquires American Remedies in India

1998

- Licenses anti-diabetic molecule DRF 2725 (Ragaglitazar) to Novo Nordisk

1997

- Becomes first Indian company to out-license an original molecule DRF 2593 (Balaglitazone) to Novo Nordisk
- Files first ANDA with US FDA for ranitidine

1995

- Dr. Reddy's Research Foundation files first patent in the US

1993

- Establishes Dr. Reddy's Research Foundation. Drug Discovery program starts

1991

- Formulation exports to Russia commences

Taking the First Steps (1990-1984)

1990

- Becomes first Indian pharma company to export norfloxacin and ciprofloxacin to Europe and Far East

1987

- Obtains its first US FDA approval for ibuprofen API
- Starts its formulations operations

1986

- Goes public with listing in Bombay Stock Exchange
- Enters international markets with exports of methyldopa

1984

- Established by Dr. K Anji Reddy with an initial capital outlay of Rs. 25 lakhs

It is not just about numbers.

It is about People.

GV PRASAD
Vice Chairman & Chief Executive Officer

AN ORGANIZATION is nothing but a community of people who come together to create value for their stakeholders – in our case, it is patients, doctors, customers, business partners, investors and the community at large. Our people, from diverse backgrounds, cultures and thinking have come together for a common purpose – to provide affordable and innovative medicines for healthier lives. We truly believe we can make a difference by making affordable medicines that are within the reach of everyone and help to lessen the burden of disease in the world. Every single day, when we come to work, we reinforce our commitment not just to the organization, but also to making the world a better place for everyone. This creates the magic of an engaging and nurturing workplace. We are proud to spend a large portion of our time to identify ways in which we can help lower healthcare costs, improve access to medicine, and develop innovative medicines for unmet medical needs. We never lose sight of the fact that what we make directly impacts the health and quality of human life. Yes, at the end of the day, it is about People.




Our purpose is to provide
affordable and innovative
medicines for healthier lives.

We focus on making generic products that cost a fraction of the innovators' drugs so that more people have access to affordable medicines. We innovate and develop complex products so that we can meet the unmet medical needs of more patients.

Just as we are committed to work the supply chain so that our medicines reach wherever they are required in time, we are also dedicated to help rural patients gain access to quality diagnosis and treatment through our outreach programs.



Our innovations are for the patient's convenience. The lifelong relationships we create help us work with our customers, and business partners to grow our profits. All the assistance that we provide to our doctors so that they can keep up with the latest scientific developments is to enable them to serve patients better.

Through our combined expertise, shared knowledge and deep understanding of the pharmaceutical business, we strive to make a difference to our patients, doctors, customers, business partners, investors and the community at large.

Thousands of us across geographies work relentlessly every day to fulfil the purpose. Our people are a team — a single force that collaborates seamlessly to alleviate the burden of disease on the world and helps our patients to extend and improve the quality of their lives.

We are Dr. Reddy's.

COMMITMENT THROUGH INNOVATION



"The journey of Dr. Reddy's Fondaparinux started as a development project between our CPS business and Alchemia, an Australian Biotech company. The chemistry was challenging and as a team we had our task cut out."

DR. KV RAGHU
Director, Special Technology

FONDAPARINUX is the only generic medicine of its kind available in the world today. It is used for prophylaxis, treatment of deep vein thrombosis and acute pulmonary embolism. This success story is a testimony of Dr. Reddy's efforts to meet the unmet medical needs by providing innovative medicines at affordable prices.

It symbolizes the excellent teamwork displayed by Dr. Raghu and his team, and highlights the organization's capabilities in complex chemistry, high-end technology in manufacturing, and cross business unit collaboration. The team's fondaparinux journey was an exciting and demanding one. There was no generic player in the market manufacturing this medicine due to the complexities involved in development and intricate manufacturing processes. For Dr. Reddy's, fondaparinux called for knowledge of complex carbohydrate chemistry and the availability of many first-time chemical capabilities. But, instead of being intimidated by these reasons, the Custom Pharmaceutical Services (CPS) team turned this intermediate project, which involved the development and manufacturing of fondaparinux, into the one of the great value additions to Dr. Reddy's product portfolio.

In the six years of hard work that the team put in, besides demonstrating commitment and dedication, they had to execute an unusually long (~60+) synthetic stage process with multiple complex purification stages. They had to collaborate between five business units internally, and a complex network of external partners. Dr. Raghu and his team kept proving their mettle with one milestone after another. As a result, the project became the first end-to-end collaborative deal for the company as well as a global manufacturing and marketing deal. The resultant Drug Master File (DMF) and Abbreviated New Drug Application (ANDA) were filed with the US FDA in February 2009. The ANDA was officially approved in July 2011.

According to the February 2012 IMS data, Dr. Reddy's achieved a market share of about 25%. Based on this number, it is evident that many patients must have used the medicine. The team has achieved path-breaking results because their efforts have made fondaparinux available today to patients in the US as an affordable alternative, and soon it will be available in many other parts of the world.



"The surge in the demand for omeprazole in the US required that we do some out-of-the-box thinking. The objective was to introduce innovative changes to the manufacturing process without impacting quality or productivity, while clearly addressing the strict regulatory and GMP requirements."

DR. SURYA DEVARAKONDA
Director - Technical Services & Improvements Team

WHEN OMEPRAZOLE, one of Dr. Reddy's top selling prescription products in the US witnessed a surge in demand, Dr. Surya Devarakonda and his Improvements team were faced with an interesting challenge. They had to come up with innovative changes that could be made to the manufacturing process without affecting the product's quality and efficacy.

True to their commitment to innovation, the Improvements team made it possible for Dr. Reddy's manufacturing process to comfortably produce 800+ million capsules per year. This huge achievement now helps our business earn USD 50 million every year, but more importantly, our patients can continue to take omeprazole with complete confidence.

Another interesting fact about this feat is that the team was able to achieve such incredible results with less than Rs. 10 million in capital investments. Since the commercial manufacturing process of Omeprazole consists of five independent steps, the team re-evaluated each of these steps carefully in terms of improvements to be made. However, and this was the catch, those changes had to be introduced in such a manner that neither patient safety nor manufacturing output could be impacted. Of course, the strict regulatory and GMP requirements also had to be addressed. Dr. Devarakonda and his team decided to handle it in a systematic manner using innovative, scientific, and engineering-based manufacturing principles. For example, the team considered changing the spray guns in pellet coating machines, which could immediately improve the rate of production by more than 50%.

This brilliant insight launched the process of systematically working on one equipment at a time, understanding its mechanism, and then innovatively tuning it to suit the new and more complex process, without compromising on quality and while improving productivity. During this process the team also applied Quality by Design principles to improve robustness through continuous improvements. Now, similar approach has been extended to the remaining four steps, and the overall efficiency of the manufacturing process has been improved so that a consistent quality product can now be manufactured day in and day out - an example of true manufacturing innovation!

UPHOLDING PATIENT'S HEALTH



"Cytotoxic products require special packaging. Most of them are temperature sensitive and need to be protected during transportation through cold chains. As we have a large oncology portfolio, as a team we are always innovating in packaging so that our products and customers are safe."

T GAUTAMA BUDDHA
Senior Director - Packaging Development

OUR RESPONSIBILITY towards patients does not end with just making medicines. Ensuring that our products are packaged for optimum protection, customer convenience and safety are also important, more so in the case of cytotoxic products. This responsibility is shouldered by T Gautama Buddha and his team, the people who make sure that our cytotoxic products benefit from the best possible packaging solutions.

Cytotoxic products need special attention. There are a few very specific reasons behind this. To begin with, most of these products are temperature sensitive and need to be stored at 2 to 8 degree Celsius. Second, they need to be protected during transportation to different destinations through cold chain for 96 to 120 hours. Third, they also need to be protected from breakage as those who come in contact with the product may face the potential threat of developing cancer. Finally, needle stick injuries to paramedical staff who administer hundreds of injections to patients, and surface contamination due to accidental breakage of vial or spill on the packaging line are also matters of concern.

All of these factors are taken into consideration by the team as they come up with innovative packaging solutions for our cytotoxic products. While 'Cytosafe pack' ensures that the product is contained in a thermoformed tray even during accidental breakage, 'Preventis' is a safety shield which covers the needle and 'Ono-guard' is a plastic sleeve that acts as a barrier between any cytotoxic residue that may remain on the surface of the vial and the person handling the product. These ground-breaking packaging solutions have helped us win the trust of customers and patients worldwide, plus numerous accolades from global bodies, because packaging is as important as the creation of the product itself.



"Quality by Design is not only about adjusting to a new set of requirements; it is a continuous journey adopting modern quality management techniques for more economic manufacturing and quality management."

DR. V. VENKATESWARLU
Vice President & Functional Head- IPDO Generics

FOR DR. REDDY'S, the patient is the most important person. The company believes in delivering high quality medicines to patients that guarantee the necessary therapeutic benefit at an affordable cost. Dr. Venkateswarlu and the Quality team ensure that the Quality by Design (QbD) approach, the scope and salient features of which has been defined by the regulatory authorities, are applied to produce the best quality products.

QbD is a systematic approach of attaining predefined quality through scientific justification and logical evaluation of all attributes that characterize product quality. It offers a scientific and innovative approach of transforming from testing quality of the product to designing the quality of the medicine. QbD makes it possible to deliver safe, effective and quality medicines to patients, an easy assessment of quality of product, controls for review and approval process for regulators, and finally a cost effective, high throughput, regulatory hassle-free, manufacturing process to the industry.

To meet the challenges posed in current pharmaceutical development which is based on setting up the manufacturing on an empirical approach operating with fixed process parameters, QbD operates on three main principles: Concentrating on domain knowledge, Knowledge created through scientifically designed experimental data, and Risk assessment plan through quality risk management. When applied, QbD provides cost effectiveness, high productivity, and robust quality products and reduces regulatory intervention when changes are made in the process because they are within design space.

At Dr. Reddy's, all operations are routed through the QbD principles. The company has adopted more structured, rigorous, scientific and statistically sound approaches along with a robust quality management system. In this journey, building scientific, logical and statistical correlations through DoE (Design of Experiments), bio success through pharmacokinetic aspects and correlation by tactical design, and cycle time reduction are some of things the Quality team focuses on. QbD is a testimony of our commitment to the patient's health.



REACHING MEDICINES WORLDWIDE

"Our primary focus is on launching new medicines to address disease indications prevalent in the rural areas of India. We pay a lot of emphasis to ensure the roots of Indura penetrate deeper by building a sustainable prescription base."

RAJARAM M BAGAYATKAR
Senior Director & Vertical Head - Indura, Global Generics, India





DR. REDDY'S medicines are available almost everywhere in the world, so it is natural that they are also available in rural India and are relevant to the users. However, it is interesting to note that the incidence pattern of disease is different in rural areas from their urban counterparts. This is where Dr. Reddy's unique initiative, Indura, comes in. A phenomenal effort in ensuring that rural patients reach the doctors, Indura also has a pivotal role in creating awareness on treatment compliance.

Started in 2009 with a team of around 600 marketing associates, Indura, led by Rajaram M Bagayatkar, focuses on reaching 'the last mile' – rural India. The Indura team passionately works at minimizing gaps in the healthcare delivery system by addressing them through diagnosis and treatment. The typical profile of reach as chalked out by this go-getting team is extensive. It covers nearly 500 districts, spread across 20 states, touching more than 140,000 doctors and 70,000 chemists. Through Indura, more than 60 Cr people in the towns classified between Grades 4 to 6 are touched every day!

The success of this initiative depends on the pipeline of new products that can be quickly created and enhanced. Besides, the team also emphasizes on building a large sustainable prescription base to improve the distribution channels. They do this by appointing new stockists under Project Foot Print, which contributes directly at increasing accessibility to Dr. Reddy's medicines even in the far flung corners of India. Market innovations, like e-Detailing and SMS Reporting are among some of the other things that were born in Indura.

Indura promotes 43 Stock Keeping Units (SKUs) of 18 brands in therapies like anti-infectives, pain analgesics, gastroenterology, cardiovascular and gynecology. But it doesn't stop at improving access to medicines alone. Indura is also a front runner in launching e-Swasthagraha, an initiative based on a webcast model of Continuing Medical Education. In fact, e-Swasthagraha reached a peak capacity of connecting with 2200 doctors in a single intervention spread across 100 hubs in 2011. This was a huge success because key opinion leaders in oncology, cardiovascular and gastroenterology were connected to rural physicians who greatly benefitted through the knowledge sharing sessions. Indura is truly making a big difference in the smallest places of India!



"The launch of olanzapine 20 mg in November 2011 posed a unique challenge. It was the largest shipment we had ever handled in a single invoice, too big to be sent as scheduled air freight and too small to engage a charter flight. Also, regulations demanded that the shipment must land in a single lot on arrival in the US. But we were excited!"

DR. RAVI PRAKASH MATHUR
Director - Supply Chain, Head of Logistics

ON NOVEMBER 2011, Dr. Ravi Prakash Mathur with his Global Distribution Center (GDC) team fulfilled our company's commitments by handling a unique challenge with élan during the launch of olanzapine 20 mg.

It was the largest shipment that Dr. Reddy's had ever handled - in a single invoice in terms of value and volume. It also had to be made available for Day One launch, immediately on receipt of approval! The shipment comprised of 112 pallets, equivalent to 12 refrigerated trucks and weighed 36 metric tons. It was too big to be sent as scheduled air freight, but not big enough to engage a charter flight. Also, regulations demanded that the shipment land in a single lot on arrival in the US. But, the GDC team was excited!

Taking the challenge head-on, Dr. Ravi and his team came up with a unique solution. They routed the shipment via Singapore. It was held in transit at a UPS warehouse of GMP standards at the airport logistics park there, and upon receipt of approval, the shipment was sent as one lot from Singapore to the US airport in a single day.

This is what our people like Dr. Ravi and his team do at GDC - they ensure that Dr. Reddy's medicines reach patients all across the globe on time. This is a hugely challenging task because shipping across borders involves many things: navigating through a complex network of regulatory bodies like customs and health regulators, operators of ports and airports, and third party logistics service providers. They take care of all these, while ensuring utmost priority to preserving product quality and compliance to regulatory norms during international transit. Without them, our medicines wouldn't reach the world. Dr. Ravi and his team make access to medicine look easy.



HELPING DOCTORS CONNECT THE DOTS



"Busy schedules make it difficult for doctors to keep pace with the latest clinical developments. It is, however, very important that they do so, which is where we come in. Through Info-Jini, we are able to address this need of doctors so that they can make informed decisions in their day-to-day clinical practice."

DR. RAJAN MITTAL
Team Leader - Medical Affairs

BRIDGING THE GAP between the doctors and their access to cutting-edge clinical information is what our Global Medical Affairs team works towards. Since the medical world is dynamic, it demands that doctors are aware of the latest developments. Busy schedules and lack of time, however, make it difficult for most of them to keep pace.

Global Medical Affairs provides a convenient solution to this problem through a unique information service called Info-Jini. Medical Affairs and Info-Jini teams collaborate to provide doctors with the latest medical data required to make informed clinical decisions, and consequently better patient management.

Info-Jini is one-of-its-kind, customized, medical information service provided by Dr. Reddy's to its esteemed customers. On receipt of a medical query, the team first understands the exact kind of medical information a doctor needs. It then goes about collating evidence-based data in the form of full text articles, presentations, abstracts and meta-analysis. After all this is done, the doctor is provided with the information which is to his / her satisfaction.

Since its inception in 2006, the Info-Jini service has had an impressive track record – it provides medical information support to over 10,000 doctors across India with an average of over 8,000 presentations and 12,000 queries responded to every year.

Now Info-Jini serves more purposes than one. Doctors consider it a valuable source for their scientific information needs. Patients rely on it for better quality treatment. Dr. Reddy's sales personnel use it to enhance their relationships with doctors and achieve business objectives. On a broad scale, through Info-Jini, Global Medical Affairs drives the company's philosophy of introducing a SEA (Science, Education and Accessibility) change in the way patients are treated in the country. Clearly a win-win situation for all.


"Early diagnosis of cancer increases the chances of survival. The challenge, however, lies in creating awareness among physicians. Through our PromOTE initiative, we are trying to change that by working with registered oncologists all over India."
HP SAMANTARAY
Task Force Head - Oncology Sales, Global Generics, India

AT DR. REDDY'S, HP Samantaray and his team are committed to a noble cause that helps thousands of patients every year. Their aim is to change the cancer landscape in India through PromOTE or 'Promotion of Oncology Training and Education in India'. They want people to see the 'can' in 'cancer'.

Through an effort to promote early detection, awareness and diagnosis, PromOTE prolongs the life of cancer patients in the country. Since one of the major challenges with cancer care in India has been late diagnosis, Samantaray and his team are working on executing these programs extensively across the country.

PromOTE is being jointly executed with the Indian Co-operative Oncology Network or ICON. It involves intense coordination with oncologists, and teamwork between various marketing divisions at Dr. Reddy's as well as with physician bodies like the Indian Medical Association (IMA). Since the launch of PromOTE nationwide in January 2008, over 130 programs have been conducted. Such programs involve educating doctors to give better care for their patients. So far, the program has seen the involvement of more than 130 oncologists and has helped over 14,000 primary care physicians and other specialists deliver better patient care.

The success of PromOTE has also caught the Government of India's attention. It is now being introduced to medical colleges for increased cancer awareness among final year and post-graduate students. Samantaray and his colleagues are relentlessly working towards ensuring that cancer patients in India are given the best chance to fight the dreaded disease. They are happy to be able to bring about this wave of change in India. So is Dr. Reddy's.

CREATING LIFELONG RELATIONSHIPS



"To mutually grow the business, we needed to redefine how we looked at our partnership with Walmart. Dr. Reddy's commitment to a "team based" approach has opened the doors for a lasting partnership and relationship between Walmart and the OTC division."

CHRIS COSTA
Senior Director, OTC National Accounts, North America Generics

BUILDING STRONG PARTNERSHIPS and lasting relationships with top customers is paramount to Dr. Reddy's success. That is precisely what the US OTC Division did to reach their first milestone of USD 100 million in sales. One of the best examples is the "win-win" partnership established with customers like Walmart.

Chris Costa, Senior Director of Sales, saw the opportunity to leverage Dr. Reddy's unique portfolio to meet the customer's strategic shift to diversify its supply sourcing and drive growth through innovation in key store brand segments. This required a total team effort to take our relationship and partnership with Walmart to new levels.

Chris and the team set out to delight the customer in all facets of the business. They created a dedicated sales and customer service team to ensure Dr. Reddy's was responding to what mattered most to Walmart: Differentiated store brand offerings, enhanced consumer value, best in class customer service, sales and marketing excellence, and joint business planning. It required diligence at every step. The key initiatives they undertook included expanding access and choice for consumers who prefer capsule form products and delivering packaging innovation with easy to open bottles. In many cases, these initiatives and others improved the value proposition for Walmart store brand shoppers while providing the added benefit of enhanced environmental sustainability.

Supply chain reliability and customer service performance are the two most critical areas for maintaining lasting partnerships and relationships with customers like Walmart. Chris led the collaborative effort both internally and with Walmart very efficiently to consistently deliver the right products and right quantities at the right time. This required a team effort – with supply chain network, customer service group and the customer's inventory management department. Within a short period of time, a joint business planning process was established to ensure our store brand products are in stock at all times – a great example that reinforces our commitment to what matters most to the customer.

"Delivering Restylane injection from Delhi to Artemis Hospital, Gurgaon within two hours' notice on a Sunday or arranging an entire year's dose for a medical tourism patient – for us everything adds up to our commitment to excellence in supplies to Key Accounts"

Y SANTHOSH REDDY
Associate Director, Head - Institutional Business, Global Generics, India

Y SANTHOSH REDDY and his team of Key Account Managers (KAM) are the face of Dr. Reddy's in some of the renowned corporate hospitals in India. They are responsible for building partnerships with top corporate hospitals, managing senior level relationships, and driving customer engagement at all levels. Together, Santhosh and his KAM team work towards achieving and retaining the preferred business partner status with all the Key Accounts.

This highly self-motivated team first tasted phenomenal success with their endeavors at the Max Hospital, New Delhi, where they anchored the patient awareness camps and supported senior and resident doctors involved in academic pursuits such as Continuing Medical Education. Also, they were delivering nephrology drugs to the patients at their homes. The business grew from Rs. 3,50,000 to Rs. 17,00,000 per month in just a year's time. That raised the bar and the goal since then has been to repeat this feat. Next, the team aimed at gaining and maintaining access for Dr. Reddy's entire product portfolio at other corporate hospital chains like Fortis, Appollo and Medanta. Even though as the first entrant there were obvious advantages, the task lay in sustaining and building upon them. Undoubtedly, quality was never in question, given Dr. Reddy's brand equity, but there were a few other challenges.

One challenge, which they dealt with very effectively, was to streamline the supply chain for all the key accounts into single supplier status, which would ensure timely delivery of products at all times. The Key Accounts were delighted with the new top-notch supply policies in place, which led to further consolidation of their trust in Dr. Reddy's. From then onwards, the KAM team has proven their ability time and again, and performed under extraordinary circumstances. Whether it was delivering Restylane Injection from Delhi to Artemis Hospital, Gurgaon, on a Sunday for an NRI patient within two hours notice, or arranging an entire year's dose for a medical tourism patient, the team was always available.

Another noteworthy aspect of the team is the effort they put in to build lasting relationships. Santhosh's team integrated the programs led by Dr. Reddy's Foundation for Health Education (DRFHE) into their customer service fold to provide soft skills training in handling patients. This is something corporate healthcare providers welcome, because it helps to deliver better patient care. Proactive, anticipative, and ever ready with solutions – the KAM team shines through differentiated customer service which is in perfect harmony with our purpose.



NURTURING OUR ENVIRONMENT



"The concept that is practiced at FTO 3 is to achieve zero discharge and water neutrality. The balance between development and sustainability is an essential ingredient towards adopting and progressing towards business excellence."

BALU MAHENDER
BU SHE Head - Formulations

NATURE IS GOD'S gift to all of us. It is our responsibility to leave it in the pristine form we experience it, if not better. Balu Mahender and his Safety, Health and Environment (SHE) team help Dr. Reddy's do just that. They drive the initiatives executed in areas of Environment and Sustainability at our Formulations (FTO) Unit 3.

Their goal is to achieve zero discharge (to air, water and land) and water neutrality in the near future. As continual improvement activities of our business, the above objectives also play an extremely important role in preserving the environment.

The biggest challenge FTO 3 had to face was the availability of good quality water in Hyderabad, particularly during the summer months. A solution was found with the commissioning of a state-of-the-art 425 KLD waste water recycling facility and commissioning of rain water harvesting. It is expected to improve the water table considerably at FTO 3 and at Bachupally, Hyderabad. The good news is that already about 20 percent reductions in ground water TDS levels have been achieved over the last one year at FTO 3. Other systems implemented included a solvent recovery plant (SRS) for recovering solvents from process exhausts, acoustic enclosures for all the compressors, blowers and major energy conservation projects.

Today, FTO 3 is an ozone depletion compound free plant and ISO 14001 certified plant with a systematic approach towards environment management.

The design team, projects team, engineering, manufacturing and SHE teams worked hard to execute these projects and meet the deadlines. After a year of concerted efforts, the results began to show. FTO 3 volumes have now increased substantially and good quality adequate quantity of water for utilities is supplied on a regular basis. This has made it easier for Dr. Reddy's to meet the ever changing regulatory requirements, plus the Bachupally campus now sports a cleaner and greener look. This focused approach towards meeting the natural resources requirements of future generation is clearly a shining example of execution excellence in sustainability. This is something we are truly proud of.





"Safety doesn't just happen; the 'Safety seed' needs to be planted, fertilized, fed and nurtured through training and involvement. When this happens, the 'Safety ideal' grows and blossoms into a Sustainable 'Safety culture'. This is the ethos behind Safety at Mirfield."

DAVID CARLIN
UK EHS Manager

THE DR. REDDY'S site at Mirfield, UK, is a shining example of the company's commitment to our people. It has one of the best safety track records across the company under the aegis of David Carlin, Environment Health & Safety (EHS) Manager.

The efforts of the EHS team and the training department promote this culture of safety through collaboration across the entire site. All employees at Mirfield are made aware of the following facts - everyone has the right to raise EHS issues and question tasks that are perceived as unsafe. Most importantly, every employee must understand his or her EHS responsibilities.

David and his team have been very successful in getting the desired result through training sessions and specific interactive programs like 'Stepping Stones', an exercise designed to baseline the site regarding Health & Safety and help plan the Safety journey going forward. A 'slogo' (safety slogan and logo) design competition was conducted to gain employee involvement and buy in, which saw some great entries. The winning 'slogo' is currently used in EHS communications at Mirfield UK.

Also, as a rule the EHS team ensures that employees and contractors undergo safety training like site induction, the site permit to work system and pre-task analysis.

Everyone at Mirfield has to undergo the IOSH (Institute of Occupational Safety and Health) 'Managing Safety' or 'Working Safely' accredited training courses. This training is designed to encourage hazard and risk awareness and also increase recognition of hazards in any environment.

Through these and other initiatives, David and the site are meeting challenges, creating a positive impact for the environment, and adding value to the company. As a result, good employee awareness and greater understanding of personal responsibility has led to improved reporting levels, safer working conditions and better commitment to resolving Health & Safety issues. It is inspiring to see that with a great employee driven safety recording place, Mirfield has seen more productivity and no sickness absence due to injury or illness for the past four years. David and his team don't stop there. Like true champions, they also propagate knowledge sharing of best practices to other sites. Today, Mirfield is a role model for everyone.

BUILDING HUMAN RESOURCE EXCELLENCE



"People want to contribute wholeheartedly for the organization. The major difficulty one faces is to understand how one can create value through the activities performed. By creating greater awareness of the organization processes, and providing abundant clarity to one's role and goals, HR is really facilitating people to contribute more. Empowerment is a state of mind. It is co-creation of mutuality and space. We are striving to provide that space and operating freedom in our organization that has become the hallmark of our culture. People who leave us miss this culture and want to come back and rejoin. So many cases of boomerangs give us the courage and conviction that we can talk about our unique culture with pride."

SAUMEN CHAKRABORTY
President & Global Head – Quality, HR & IT



At Dr. Reddy's, people are always core to the business. Driven by shared vision and values, we created our first Human Resource (HR) model around three pillars - Innovation, Entrepreneurship and Globalization. Some of the key elements that served as the building blocks were organization design, talent management, performance ethics, coaching and celebration. However, with changing times, the dynamics of the business altered and so did the context, strategy and structures. In order to keep up with the evolving business, a new HR Model evolved in 2010.

The HR model focuses on the outcome of an ever-flourishing organization, which is constantly and continually increasing the value it generates to its stakeholders – patients, customers, employees, shareholders and society. The three central themes of the model include: Improving **Alignment** of various functions and business unit teams towards the overall purpose and strategy of the organization; increasing **Accountability** of individuals and teams by clarifying their roles and responsibilities, and reinforcing reviews and consequent management mechanisms; and developing **Ability** through talent management, functional expertise and leadership competency framework implementation.

The model also made it imperative for us to build the competencies of the HR team members so that they are able to demonstrate a deep business understanding, have requisite change management and facilitation skills, and are able to leverage core functional competency for business context.

CREATING VALUE WITH ROLE BASED ORGANIZATION

Dr. Reddy's embarked on its journey to move into a Role Based Organization (RBO) model in 2010. We partnered with a firm that specialized in this model, having applied it in over 400 companies across 60 countries by using one of the most contemporary methodologies. In 2011, we saw this initiative achieving various milestones as we gradually transformed into a Role Based Organization with linkages to key Human Resource (HR) processes getting formalized.



"The role based organization looks at creating greater value for the employee and the business, while streamlining key HR processes."

SUMIT GURJAR
Senior Manager - Corporate HR

This strategic change management initiative, aimed at ensuring and achieving clarity of roles and responsibilities for employees, will bring about greater efficiencies and responsive delivery of service. It also works towards creating a job equivalence system to establish functional and cross-functional parity, and establish an efficient organization banding structure based on a globally accepted system. The RBO model will help Dr. Reddy's to develop a consistent and reliable framework for career progression and enable effective talent management. It is beneficial to employees as they become better prepared for their roles and they grow within the organization by focusing on the competencies defined for a particular role.

Currently, the RBO model is being comprehensively implemented and institutionalized throughout the organization. Building on this initiative further, Dr. Reddy's is now going to roll out more value adding propositions for employees such as functional competency frameworks and dual career tracks to name just a few.




The Spirit
of Excellence



Celebrations 2012: Cultural program on 'Celebrations Nite'; Satish Reddy, MD & COO, addressing the employees



"Movement of key talent across geographies to new roles is done to enrich their work experience. Employees greatly benefit by sharing the best practices from across the Emerging Markets and avoid reinventing the wheel in many existing practices."

SOURAV PRAKASH MOHAPATRA
Associate Director – HR, Global Generics

BUILDING HIGH PERFORMANCE TEAMS IN EMERGING MARKETS

Emerging Markets are some of the high growth markets that will increasingly contribute more to the company's revenue and profits during the next five years. For Dr. Reddy's, this not only means expansion of product portfolios, but also strengthening of people's skill sets. Thus, building high performance sales and marketing teams across 15 Emerging Markets spread over five continents, is now a top priority.

Given the diverse nature of the countries namely Russia, Romania, China, Australia, South Africa and Venezuela, this effort will require a considerable amount of diligence from the organization's side. We have already started to ramp up 'country capabilities' by strengthening existing skill sets as well as hiring the right kind of talent. The focus is on people capability development and work flow enablement in line with the business and organizational mandate so that we can enhance the speed of execution.

Key talent across geographies has been identified and a career plan for each of the present and future leaders has been mapped to align with the growth trajectory of the relevant market. We are focused on talent identification and nurturing that will give the leading opportunities in emerging markets to our people across businesses through an internal advertisement system. This will result in infusion of fresh talent and professional enrichment for people. Our employees have used such opportunities in the past to get placed across geographies like Russia, Ukraine, South Africa, and Venezuela.

The sheer complexity of dealing with 15 different legal, temporal, cultural and ethnic teams, bringing them on to a uniform platform, and integrating them with the philosophy of the organization is an exciting challenge. Added to that, the different portfolios and strategies that Dr. Reddy's will need to follow in order to contribute towards the organizational purpose of *providing affordable and innovative medicines for healthier lives*, will throw up unique people strategies. HR teams are geared to take up this transformational task and contribute to the establishment of a strong business in the Emerging Markets.



"The involvement of all stakeholders from design phase to implementation and continuous training thereafter was ensured, and everyone felt happy being part of the team that extended their support to launch this Time and Attendance Management System (TAMS)."

ANURAG DWIVEDI
Manager – HR, CTO 1



"The Best Team initiative helped in greater employee engagement, higher discretionary efforts, and promoted the overall development of the employees and the workplace."

ANINDYA KUMAR SHEE
Senior Director and Head HR, Biologics

TOTAL INTEGRATION THROUGH TAMS

In pursuit of process improvement in HR operations, Dr. Reddy's has decided to implement an integrated Time and Attendance Management System (TAMS) across all its locations in India. This is being done in collaboration with KRONOS, the world leader in workforce management systems. Aimed at removing all manual processes in areas like attendance recording and leave management, as well as enabling automation of these HR processes, TAMS will lead to time management in a more efficient manner. Users will be provided with real time data so that they may plan their day-to-day operations better and also address safety concerns. In a nutshell, TAMS will make life a lot simpler for the people at Dr. Reddy's.

This online system will include employees as well as contract workmen, thereby making it easier to manage and process payroll. It will also include access control and canteen management. For the workmen there will be no paperwork, which would also mean minimum hassles. So, be it automated leave management & application process for workmen category, pattern based shift scheduling process for all employees, visibility and information availability for informed decision making, and overall improvement of competence and effectiveness of people and process, TAMS will take care of everything. Plus it will result in better utilization of our workforce.

The pilot implementation of TAMS has been taken up at one of our manufacturing plants in Hyderabad, and is expected to be rolled out in all locations and units in a phased manner. During this pilot phase we have received excellent support from all stake holders like the IT and BPE team, the site leadership team, and other employees and workmen. Till now our people have adopted TAMS well, and we look forward to its successful implementation across Dr. Reddy's locations in India.

TRANSFORMATIONAL EMPLOYEE ENGAGEMENT INITIATIVES

Further to the *Organization Climate Survey* that was conducted in Dr. Reddy's, the Formulation manufacturing units launched the 'Best Team' initiative to create a great workplace for our people through employee alignment, competition and involvement.

This employee engagement initiative was designed in three steps:

1. A factory scorecard, derived from the organizational scorecard which focused on key metrics like Safety, Quality, Cost, Delivery, and Morale (SQCDM) was developed.
2. Every month, a contest and recognition program was held across all the Formulations units based on the SQCDM parameters, and one unit was declared a winner.
3. Fixed work teams were formed and the factory scorecards were deployed at a team level.

In November 2011, the factory scorecards were deployed across all units, sparking off healthy competition. The plant leadership team also strived to achieve excellence and balance across all the parameters. Once the metrics for the 'best unit' got stabilized, teams were formed across all the units and team scorecards derived from the factory scorecard were deployed. The best teams were recognized every month at an overall and an individual parameter level.

This initiative greatly helped in encouraging the right behaviors at the operating level and the employees started to connect with the larger organization. It resulted in discretionary efforts, which manifested through continuous improvements, and in turn, encouraged the use of individual and team monthly recognition systems in all the units. Employee connect was also further enhanced through programs like small group pulse meetings, open feedback meetings with manager and team, and training plans, which got institutionalized and were made a part of the scorecards across all the Formulations units. The 'Best Team' initiative brought out the best in our people, and encouraged a healthy competitive attitude that is essential to succeed.

'I AM DR. REDDY'S'

Employees make an organization what it is and their untold experiences often shape the future. But at times, very few people within the organization are aware of these life-changing stories. Since stories are in themselves a great source of learning and inspiration for everyone, the Corporate Communication Team decided to create an opportunity to engage people through their stories. The objective of the *I am Dr.Reddy's* employee engagement campaign was to ensure that the feeling of belonging to the organization becomes deeper within employees who are already here, and it begins to grow amongst those who have just joined.

I am Dr. Reddy's was the first ever nation-wide employee engagement campaign conducted across all our plants and offices in India, in which HR teams, Administration teams, IT teams and plant heads from each location collaborated and supported the campaign. We connected with over 13,000 employees within two weeks, and asked them to share their own 'stories of change' based on the central idea of the changing times and our evolving organization. This campaign was not driven by the top leadership team though they supported it fully. It was created, designed, owned and driven



I am Dr. Reddy's was the first ever nation-wide employee engagement campaign conducted across all our plants and offices in India, connecting over 13,000 employees within two weeks.



Felicitation ceremony for the winners of the 'I am Dr. Reddy's' campaign with GV Prasad, VC & CEO



EVERY LIFE HAS AN INTERESTING STORY.
I am Dr. Reddy's

by employees from all across the organization in India. The methodology was very simple: We provided multiple channels for employees to share their stories for which they would be endorsed by their friends and colleagues, and recognized for their efforts. This was deliberately done to maximize the participation levels across all units within a very short period of time.

518 participants shared 793 stories online through the company's employee portal, and also via videos in the three categories, *Professional, Personal* and *Social,* which they uploaded on our internal community site. Over 26,000 votes were casted within two weeks, and three top winners were declared based on maximum votes received. *I am Dr. Reddy's* followed the basic tenets of human behavior and a universal truth which says, every person has a story to tell and is just waiting for a pair of ears. Our people's stories were the best way to engage them, and they thoroughly enjoyed the experience.

DEVELOPING LEADERS THROUGH CONTINUOUS LEARNING

Learning and development is an important aspect of Talent Management at Dr. Reddy's. The culture of continuous learning is in line with the organization's values which highlight 'respect for the individual' and upholding the dignity of work. Across all levels, the focus is on helping people become better at what they do. Some of the key initiatives this year that have helped us hone leadership skills, strengthen skills sets, and provided the necessary tools for business success are as follows:

- **Strategic Thinking Workshop:** With a view to further develop the strategic thinking ability of our senior leaders, a strategic thinking workshop was organized. It was facilitated by Dr. Gautam Ahuja, Professor of Strategy at Ross Business School, University of Michigan. The program was experiential in nature, based on the application of exercises and case studies. It emphasized on taking a systematic and comprehensive look at the key challenges and opportunities facing organizations so that they could move beyond immediate operational focus, and devise a medium to long-term strategy for achieving business goals.

- **Signature Talk Series:** The interactive learning sessions called Signature Talk Series by top leaders including the CEO and COO are organized once a quarter. These sessions leverage on the leaders-teach-leaders concept in leadership development. We capture the tacit thoughts and knowledge of the top leaders and transfer them to other leaders across the organization. These sessions facilitate the leadership development of elements which are otherwise difficult to transfer.

- **Talent Management:** Talent across young, middle and senior levels who can be fast-tracked has been identified through a rigorous talent review process. Succession planning has also been done for all the critical roles in the organization. This will help in taking risks on those identified people to be given a higher level of responsibility and challenging assignments to make breakthrough impact.



"The 'I am Dr. Reddy's' campaign provided our people with a platform to express themselves freely through their stories of change. The campaign inspired others to aim for the stars."

ARPITA BHAWAL
Director – Corporate Communications

SIGNATURE TALK SERIES - 'THE PERSPECTIVE BUILDER - A BRIEF HISTORY OF TIMES AT DR. REDDY'S' - FEEDBACK ON FIRST MODULE



First of all, thanks for organizing such a wonderful interactive program. Although I have completed 18 months in the organization, this is my first opportunity to hear from our CEO. The session is very interactive and useful to understand the insights of Dr. Reddy's growth. He explained beautifully how the thinking process has evolved and helped organizational growth. He is very transparent while explaining the betapharm issue. The lesson I learnt from the session is that personal growth and professional enhancement are interdependent along with our goals, and everyone should have their own road-map for attaining the highest standard.

D SATEESH BABU, Development Quality Assurance, IPDO

Wholesome and comprehensive. Added learnings would have been:

- The strategies adapted at different time periods.
- Benchmarking Dr. Reddy's growth with competitors at different time periods.
- What has worked or not worked in building brands.
- More details on future (WIP) strategies.

The presenter was interactive; sharing anecdotes made the session very personal. Understanding the company's growth from the CEO and the leader behind the company growth made it a very enriching experience. My personal favorite is the discussion on "SWEET SPOT".

MALATHI SRIDHAR, Alliance Management, IPDO

Enjoyed the session by Umang, our CFO, thoroughly! The best part of the session was the case studies that he took up. It was really insightful about the way our business model has evolved with time matching up with the industry demands and competitor moves.

PRATEEK DANI, Generics Formulation R&D, IPDO

SENIOR LEADERSHIP PROGRAM - MODULE 1

Thank you for arranging a useful program. I liked the futuristic thinking and believe this will go a long way in shaping up future leaders for the organization. The workshop helped us look back and identify what we are supposed to do as potential senior leaders. Especially for me, it was introspective and made me think and look at broader objectives without losing focus on immediate priorities.

Since the workshop was meant for people from different functions (both technical and non-technical), it would have been better if the program was tailor-made and we could spend more time making sure that each individual understood the concepts and approach clearly.

I will be conscious about wearing appropriate hats (Leadership or Manager) depending upon the situation and organizational requirement, and do stake holder analysis as part of change initiative.

K RAVINDER, IPDO



Family day celebrations at Corporate office



"We encourage a culture of continuous learning and leadership development across all levels. We have initiated specific leadership interventions to help people grow professionally and personally."

PADMA RAJESWARI TATA
Senior Director and Head – Learning and Talent Development

STRATEGIC THINKING WORKSHOP FEEDBACK

Things i liked about the workshop:

- Very well organized.
- Excellent facilitator who kept the audience live and interactive from start to finish.
- Case studies discussed were thought provoking.
- Helpful interactions which helped understand our business from various view points.
- Provided great networking opportunities across various functions within Dr. Reddy's.
- Course material was very nice and application-oriented.

Though we are practicing change management, I learnt the process of change management in a structured way. During the workshop, we did a case study of our change process and we understood the weak elements to be strengthened to make the change effective.

L KALYANARAMAN, Analytical R&D, IPDO

Thanks a lot for organizing this workshop. I have got many insights from the session which can help me do my job better. I liked the structured inputs on strategic thinking and change management. The content was good and relevant, while the trainer was well read and very effective. I feel the program was conducted pretty well; however, introduction of role plays, and some practice, could make it more effective. My approach to handle change management will be more thorough.

VARUN UPADHYAYA, HR, Global Generics India

* **Leadership Transition Programs: Experienced Leadership Program and Senior Leadership Program** facilitate smooth leadership transition for our middle and senior level leaders. This program prepares the role incumbent for understanding the nuances of the role, and how to be effective in that role.

* **Competency Based Interviewing Skills Certification:** A structured selection process, it helps in attracting and retaining the right talent. With regard to that, a day-long intervention was designed to equip hiring managers with the skill of 'Competency Based Interviewing.' The participants learned how to make recruitment decisions, and select the candidates who have better fit with the job requirements and values of the organization. The participants also went through a rigorous certification process. This intervention had a positive impact on our recruitment. The infant mortality for the India sales force has come down considerably. The attrition is also under control.


Induction of SMT members at FTO SEZ, Pydibhimavaram, Srikakulam District, Andhra Pradesh, India

SELF MANAGED TEAMS

One of the challenges across industries is the dearth and retention of talent. Around 2001, Dr. Reddy's was trying to understand how the human potential in the organization needs to be aligned to deliver results. The Self Managed Team (SMT) concept does exactly that. SMT is an empowered, multi-skilled team with operational decision-making authority. The idea is to increase efficiency in manufacturing by reducing hierarchy in the organization; build an organization without the pitfalls of conventional structure; and serve as a benchmark in terms of speed, response to customer needs, and overall efficiency.

The concept being new at that point of time with few precedents especially in pharma industry, required tremendous efforts. A core team was formed and an external consultancy was roped in to study and understand the SMT concept implemented in DuPont and Carborundum Universal. The company first started the SMT concept in 2002 at Yanam, Pondicherry, India and later in Baddi, Himachal Pradesh, India.

The SMT team handles shop floor and plant operations on its own with minimal supervision from functional experts, the Hand Holding Team (HHT). They serve as guides rather than typical "bosses". In fact, one of the major differences between SMTs and traditional teams is the complete lack of layers of seniority and hierarchies. Most of the selected candidates for SMTs are from economically disadvantaged communities. The recruitment strategy purely focuses on rural and semi-urban areas where employability is a challenge.

For SMT, we look at a talent pool which is open to acquiring new skills required for the pharma industry, and who do not see themselves as practitioners of one set trade. In our recruitment process, we target students of around 18 years of age who have not yet entered into any of the professionals streams such as mechanical engineering, medicine, or chemical engineering. These students earn while they learn. Over the initial years, they enjoy community living with their batch mates or peers, develop a sense of belonging, team spirit and loyalty, and this provides a definite competitive edge resulting in higher productivity.

SMTs are also trained with the necessary knowledge they need to start working. It has been observed that SMT members due to their high learning ability are fairly equipped with the necessary skill sets by the end of their training to handle assigned work responsibilities. Most of our earlier batches of SMTs are post graduates today and have grown in their profession. The versatile skill sets on pharma operations that these employees develop makes them desirable resources increasing their chances of employability in the entire pharma industry. Some of them even handle senior roles in various organizations even internationally.



"The energy among the teams is quite palpable. The results they deliver as a team is a true testimony of team performance. Also, the organizational flexibility due to multi-skilling is a competitive advantage to the organization."

G MURALI KRISHNA
Senior Manager – HR, Global Generics

SAFETY, HEALTH AND ENVIRONMENT



"*Parivartan*, an exercise in operations transformation with safety as the key element, is bringing about a complete transformation in the way we look at operations at Dr. Reddy's. Managing safety is becoming an integral and formal responsibility of the entire organization, starting from the very top and going all the way to the grassroots level. For instance, earlier safety field audits were primarily being done by the SHE department, but now it's part of the agenda of the CEO, business leaders, going down all the way to line managers and supervisors of our facilities."

RAJU SUBRAMANYAM
Vice President and Head - Sustainability



Corporate Safety, Health and Environment Team



Creating a workplace of the future would have been easy for all organizations if they did not run the risk of injury or accidents or impact on natural resources. At Dr. Reddy's, we are very conscious of the fact that our resources extend beyond nature to include our people. The most critical commitment from our organization is to provide our people with a safe, healthy and balanced work environment, one that can positively impact productivity and uphold safety. As our businesses continue to grow, building the organization of the future will require robust processes and systems that can withstand the challenges of scale and efforts.

The Safety, Health & Environment (SHE) team's main goal is to assist in the creation of a sustainable organization that is beyond products and profits. Dr. Reddy's SHE team works with the business leaders to understand the changes that are required to be made so that along with business complexity and growth, our employees also appreciate the healthy and secure workplace we provide them.

PARIVARTAN: CREATING NEW BEHAVIORS OF SAFETY

Dr. R. Ananthanarayanan is at the helm of *Parivartan*, the cultural transformation initiative introduced in 2011 which is aimed at helping our people develop an increased focus on Safety. Through this initiative, Dr. Ananthanarayanan and his team are consistently working on building a robust safety culture within Dr. Reddy's. The desired outcome of this exercise is to collectively make safety an even bigger priority than it already is today.

In November 2011, following a safety perception survey across all our sites with employees and contractors, a detailed and multi-year improvement plan called *Parivartan* was devised in consultation with DuPont Sustainable Solutions, a world leader in safety management. This initiative is already




PARIVARTAN

Dr. R Ananthanarayanan speaking at the launch of the Parivartan initiative



Workmen taking the Safety Perception Survey



Safety Perception Survey promotion camp outside a Quality Control lab



"The overall nature of our business is complex and that is something we must live with. What we can do, however, is keep our operations simple with an eye on improving safety management systems. This cultural transformation or 'Parivartan' as we call it is helping people understand that the way we look at safety has undergone a sea change."

DR. R. ANANTHANARAYANAN
President – Pharmaceutical Services and Active Ingredients

underway with DuPont facilitating the same across the organization.

The *Parivartan* initiative was kicked-off with an initial risk containment phase. Each facility was divided into 8-10 zones with an owner for each zone who would be accountable for that area's safety. A governance structure was then put in place by forming safety field audit committees at each facility, chaired by a site head and zone owners. All plant employees were given specialty training and intense safety field audits were conducted by the audit teams.

The main thrust of the initiative is to create a governance structure and an Integrated Organization for managing safety through seven work streams: *Safety Observations & Audits, Incident Investigation, Standards, Rules & Procedures, Safety Training & Communication, Contractor Safety Management, and Process Safety Management & Lab Safety.* Each of these work streams is led by senior management and staffed with line managers from across the organization.

Though *Parivartan* is in its nascent stages, progress is being made, slowly but steadily. During the year, the organization embraced safety as a core value and took multiple steps towards embedding safety into the DNA of the organization, including running an awareness campaign to make people understand why the importance of Safety can never be stressed enough. The message is loud and clear to everyone - once you see an unsafe act or condition, no matter what its future implications on production or delivery, you must go ahead and stop it. This was a welcome transformation with some great initial results like the lost time injury frequency rate reducing from 0.55 for the previous year to 0.41 during the year. The focus is clearly on a culture of safety, being ushered in through many such changes, big and small but all equally significant. Safety is always first!



THE NEW CORPORATE OFFICE, HYDERABAD, INDIA









The new Corporate Office building in Hyderabad, India is a LEED Gold certified facility, with an average energy consumption of only 1.06 KWH per square foot per month as against an average consumption of 1.50 KWH per square foot per month in other buildings of comparable size.

19 energy conservation measures were implemented in our Baddi Formulations plant (FTO 8), resulting in annualized savings of Rs. 9.6 million. At the Formulations unit in Bachupally, Hyderabad (FTO 3), two energy conservation measures (Hot Water Pumps and HOC Drier in air compressors) have resulted in annualized savings of Rs. 60 million.

SAFETY, HEALTH & ENVIRONMENT PERFORMANCE

Here is a glimpse of some key achievements:

- The lost time injury frequency rate dropped from 0.55 for the previous year to 0.41 during this year.
- A total of 7,175 internal SHE training programs were conducted, which is equivalent to 17,275 man days of training.
- An e-learning induction module on Safety, Health & Environment was implemented as a safety induction module for new employees.
- Corporate SHE audits were conducted across all chemical manufacturing plants resulting in 685 recommendations for which corrective and preventive actions have been implemented.
- Emergency preparedness included quarterly mock drills, with 12 site evacuation drills and 7 table top exercises across 19 locations to test site response.
- An offsite mock drill based on a "Chemical Emergency" scenario was conducted in association with National Disaster Management Authority at one of our units where all district government departments participated.
- The National Fire Service and National Safety days were observed and celebrated in all the manufacturing units.
- An exhaustive database pertaining to Performance Based Exposure Control Limit (PBECL) for potent drugs was developed. Also, a new VOC meter capable of measuring about 450 organic compounds was procured and is being used for industrial hygiene task length study.
- Several efforts were made to minimize the impact of our operations on the environment, like recycling 95% of the organic residues generated by our operations in the cement industry (where it is used as auxiliary fuel) as against incineration of the organic residue.
- A silica removal unit was installed in our Biologics development centre to improve the recovery rate of the reverse osmosis unit. This also resulted in the reduction of scale formation for the multiple effect evaporators besides reducing steam consumption.
- One of the steps being taken towards use of renewable energy included the installation of a 4 KW solar power plant at our office in Ameerpet, Hyderabad, India. Today the entire office's common lighting needs are served through solar power. We are also actively exploring the use of solar energy in our upcoming SEZ facility at Vizag.

CORPORATE SOCIAL RESPONSIBILITY



Corporate Social Responsibility is core to our business because it relates to the way we conduct work and ourselves. For us, it is a continuous journey that focuses on maintaining ethical business practices, creating new opportunities, and helping people become self-reliant. Overall, we measure our success in the community through the incremental positive impact we have made in the lives of other people.

We believe that the value we can create for society is beyond business profits and shareholder value. Our aim is to build the foundation of a stronger India through all our activities which help to eradicate ignorance and poverty by empowering people with education and livelihood. In line with this, our organization channels its wide network of social activities through Dr. Reddy's Foundation (DRF), addresses health education needs and patient care activities through Dr. Reddy's Foundation for Heath Education (DRFHE), and creates positive impact on communities through Corporate Social Responsibility (CSR) teams in each location.

DR. REDDY'S FOUNDATION

Set up in 1996, Dr. Reddy's Foundation (DRF) is a non-profit arm of Dr. Reddy's.

Driven by its belief in the inherent motivation and capacity of human beings for progress – given the appropriate and adequate environment – DRF innovates and tries out novel concepts that are continuously refined and scaled up to cover larger groups of disadvantaged populations. Seeing the possibilities rather than the problems created by change, DRF plays the role of a change agent in the social sector, by recognizing and pursuing new opportunities to serve that mission, and by engaging in a process of continuous innovation, adaptation and learning.



Students at Pudami School, Yacharam, Ranga Reddy District, Andhra Pradesh, India



LABS aspirants at the training center in Karimnagar, Andhra Pradesh, India

DRF'S INTERVENTIONS SPAN ACROSS TWO SECTORS:

Livelihoods - Through a wide array of vocational training programs, DRF addresses the issues of employability, income generation, and consequent improvement in quality of life.

Education - DRF strives to provide various opportunities for learning to those who have never been to school, or have dropped out; it also works to improve the quality of education in schools.



KARAN FINDS NEW LIFE WITH LABS-S



"I am thankful to the LABS program and I will continue to work hard and rise higher in my career. My family is very happy for me and now that there is financial stability at home, I am also able to pursue photography as a hobby."

KARAN VERMA
Unitech Food Court, Gurgaon

Karan, a resident of Jai Vihar in Najafgarh, and his family of six were in dire straits due to his father's meager income as a daily wage earner. Karan tried his luck as a part-time photographer after completing his higher secondary education, but the money was not enough to support his family. Then Karan met the DRF mobilization team and enrolled in a LABS-S program. He learnt Communicative English, fundamentals of the Hospitality trade, and confidence-building exercises. His hard work and dedication paid off, and today he works at the Unitech Food Court in Gurgaon, Uttar Pradesh. In his free time, he also pursues his hobby of photography.

TRUPTI FINDS HER MISSION AT LABS



"We persuaded disillusioned candidates who had been fooled by other organizations to join LABS, and placed them at entry level jobs after proper training. Slowly, but steadily, people began to trust us."

MS. TRUPTI KANUNGO
Center Coordinator-cum-Senior Facilitator, Bhubaneswar

Trupti has been working with the Foundation since the past four years. The primary challenge she and her team face is 'motivation' for the youth who enroll in the programs. The Bhubaneswar Team is a great example of this effort from DRF. It makes it a point to visit a candidate's workplace and irons out issues like exploitation, salary, and timing related problems. The Bhubaneswar LABS anniversary celebrations on December 29 every year awards aspirants who bring in new batch members or business contacts. Trupti takes great pride in being associated so closely with the Foundation and believes that someday LABS can create enough livelihoods to eradicate poverty from India.

LIVELIHOODS

Dr. Reddy's Foundation has trained over 250,000 youth under its flagship social responsibility programs called LABS – *Livelihood Advancement Business Schools* – and helped them attain sustainable livelihoods. Until very recently, LABS programs was free of cost for the youth and was driven by grants received from Dr. Reddy's, various government departments at Central and State level, multinational NGOs like MSDF, and corporate houses like Accenture (refer **Table 1**).

- **Livelihood Advancement Business Schools – S (LABS-S):** In September 2011, Jitendra Kalra, CEO, Dr. Reddy's Foundation, announced plans to pursue a new direction that would make the Foundation's flagship program, LABS, self-sufficient and sustainable so that it could reach a far greater number of youth. This initiative is called LABS-S and it is based on a social business model wherein aspirants are charged a small fee, thereby allowing the LABS centers to become sustainable over time rather than depending solely on donor support.

- **Skilling Rural India:** With a view to focus exclusively on rural youth and job markets in small towns, DRF had launched a program called Skilling Rural India (SRI) around a year and half ago. The program is designed to promote self employment among rural youth in various locations across the country. Initially two pilot projects were run under this program in Maharashtra and Andhra Pradesh. Following the encouraging results obtained through these pilot programs, the number of projects under SRI has now been scaled up.

  In this model, life skills training which is the most essential component of the LABS model has been taken to the community whereby the youth are trained in the community itself. The training module in SRI has two parts: (a) life skills training, and (b) technical training. Life skills training is of one week duration and is imparted to all aspirants. Following life skills training, they move on to obtain technical training which is followed by job placements. The SRI program in Andhra Pradesh has been able to reach out to 4164 Below-Poverty-Line (BPL) youth in the past 11 months, and has provided job placements to a total of 3,494 rural youth.

- **Farmer's Livelihood:** With agriculture constituting about 18 percent of the country's Gross Domestic Product (GDP), India remains an agricultural economy in many important respects. Agriculture provides livelihood for approximately 600 million Indian citizens, directly and indirectly. With the increasing global food insecurity and persistent food inflation, the scope of agriculture in addressing the chronic problem of poverty and unemployment in India has widened. However, agriculture in India is not growing at the rate which other sectors of the economy are.

  Keeping this in view, in September 2008, DRF had initiated a Pilot Project on improving farmer's livelihoods. After three years of trials on various aspects such as *introduction of appropriate technologies, skill up-gradation through training, and providing access to credit and market linkages*, DRF has woven these interventions



A bed side patient assistant attending a patient in a private hospital at Karimnagar, Andhra Pradesh, India



The Skilling Rural India (SRI) is designed to promote self employment among rural youth in various locations across the country.



DRF has a firm belief that every child should have access to education and schooling. To realize this, DRF works with schools, communities and other stakeholders apart from developing strategies to bring children of all age groups into mainstream education.

TABLE 1 TOTAL LIVELIHOODS GENERATED BY LABS

NAME OF THE CORPORATE	PARTNERSHIP WITH	LIVELIHOODS
Accenture	Accenture	39
HUL	HUL	70
DRF	DRF	22
Wadhwani (PWD)	Wadhwani Foundation	99
Total		230
NAME OF THE GOVERNMENT BODY	PARTNERSHIP WITH	LIVELIHOODS
NABARD	MoRD and NABARD	1,514
Grameen	MoRD, Government of India	6,992
Chennai Corporation	Corporation of Chennai, Tamil Nadu	140
BPCL	BPCL, Government of India	327
EGMM	EGMM, Government of Andhra Pradesh	3,111
MEPMA	MEPMA, Government of Andhra Pradesh	1,578
CPDL-SERP (PWD)	CPDL, Government of Andhra Pradesh	281
Skilling Rural India - Andhra Pradesh	EGMM, Government of Andhra Pradesh	4,946
Total		18,889
NAME OF INTERNATIONAL NGOS	PARTNERSHIP WITH	LIVELIHOODS
Michael & Susan Dell Foundation (MSDF)	MSDF	8,072
Total		8,072
Total Livelihoods Generated		27,191

into a systematic program, building upon its vast experience in the LABS model. We have developed a new program called *Livelihood Advancement Business Schools for Farmers* or F-LABS.

In this model, a training centre for farmers has been set up covering a cluster of around 30 villages. Farmers are mobilized to attend short duration training programs at this center. The training modules focus on introduction of one single technology into the agricultural value chain or in animal husbandry. The training is conducted for three hours a day from 11.00 am to 2.00 pm. Each module consists of four days of training over a period of 30 days. Once a farmer completes the training, he is put in touch with vendors who can help him get the required equipment needed to implement the technology he has learnt.

EDUCATION

DRF has a firm belief that every child should have access to education and schooling. To realize this, DRF works with schools, communities and other stakeholders apart from developing strategies to bring children of all age groups into mainstream education. The same inclusive philosophy drives DRF's educational interventions as well. It fights child labor and strives to provide quality education to children who are deprived of it. Using schools as community learning resource centers, it develops local knowledge and leadership, and implements innovative schooling strategies in association with the mainstream education system. The DRF education office in the year 2011-12 has reached out to 12,000 children through its various quality education programs.

- **Education Resource Center (ERC):** In addition to its regular task of providing academic planning, monitoring support to Kallam Anji Reddy Vidyalaya (KARV) and Pudami Schools, in 2011-12, ERC has trained 400 teachers for 100 hours. ERC has also developed and published pre-primary resource material, story charts, posters on various themes for language development, picture charts for improving oratory skills and preparatory material for all classes.

ERC has fostered the following partnerships with various organizations for improving the schools:

- Global school partnerships with schools in the UK. This program is funded by aid from the Department for International Development (DFID) and managed by the British Council. As part of the partnership, nine Pudami Schools are currently linked with their respective partner schools in the UK. Two schools have received reciprocal visit grants.
- Pudami Schools have partnered with Magic Bus, an international organization focusing on "Sport for Development". Magic Bus promotes the development of children through sports, and has also provided support in conducting inter-school sports competitions. While youth mentors from

Children at an Early Child Care and Education center in Hyderabad, Andhra Pradesh, India



Pudami Schools have partnered with Magic Bus, an international organization focusing on "Sport for Development". Magic Bus conducts activity based sports curriculum at Pudami Schools to promote the development of children using the medium of sports.

Magic Bus conduct sports sessions, mentors from Pudami Schools are also trained to make the process sustainable.

- Grey Matter Capital this year also assessed the schools and gave its report and feedback.

New Initiatives at ERC: In order to improve the monitoring and evaluation system in schools, ERC is developing MIS for schools, and computers were provided for this purpose. We are proposing development through a student admission test, a teacher test, introducing workbooks in partnership with policy innovations, and by adding book of maps to its publications to improve map pointing skills of students. ERC has also teamed up with various organizations this year to promote and impart health care education to the students for their well being. This includes teaching how to wash hands properly and avoid infections, educating young adolescent girls and boys on hygienic practices, and healthy food habits during growing years.

Some of the recent highlights of ERC include:

- Eye screening program in partnership with LVPEI for all the children. Specialists from LVPEI oriented 100 teachers to conduct initial vision screening of children.
- Family planning association of India educators conducted regular sessions in all the schools on adolescent girls' health issues.
- Program with Johnson and Johnson for adolescent girl child education on menstrual hygiene.
- Association with SHARP NGO and Dettol Hand Wash program to educate the students on imbibing hygienic practices.

Pudami Educational Society: The Pudami Schools, part of the Pudami Educational Society, were established in 2007 with the primary goal of making quality english medium education available to the lower income communities. This year, the society has successfully accomplished its aim by reaching out to 10,000 children, covering 175 communities in Hyderabad's vicinity. With the steady growth in terms of strength and revenues through student fees, the subsidy extended to each student has come down from Rs. 3,360 in 2009 to Rs. 2,100 in 2012. Pudami Schools are looking forward to moving ahead to forge partnerships with alike agencies, and accomplish their ambitious goal of addressing the twin problems of access and quality (refer **Table 2** on the next page).


Students at Pudami School in Yacharam, Ranga Reddy District, Andhra Pradesh, India

TABLE 2 PUDAMI SCHOOLS AT A GLANCE

YEAR	PUDAMI NEIGHBORHOOD SCHOOLS (PNS)	PUDAMI ENGLISH PRIMARY (PEP)	TOTAL	SUBSIDY IN RS.
2009-10	1,430	4,745	6,175	–
2010-11	2,518	5,321	7,839	–
2011-12	2,564	5,919	8,483	2,475

This year, the important achievement of Pudami Schools is adding education experts to its schools' monitoring team, who will focus on three areas: preprimary, community mobilization, and academic support, along with language development and student counseling.

Some of the new as well as ongoing activities at Pudami Schools are:

- Nine more Pudami Primaries got interactive boards for innovative teaching methodology aided by NIIT.
- Four new school buses were added to the fleet at Pudami Neighborhood Schools (PNS).
- All the 32 schools partnered with Magic Bus for sports and games. The boys under 14 played kho-kho and won the gold medal at PNS Yacharam. The girls under-14 played volleyball and won the silver medal at PNS Yacharam. At the inter Pudami Schools' handball tournament, PNS Nagaram won the gold medal, and many children won accolades at the inter-school sports meet.
- Under global schools partnerships, this year also, one new school got covered. Our head of education visited Lightwood school in Birmingham, UK, for seven days under the school exchange program.
- A drawing competition was organized at all Pudami Schools and around 4,000 children participated.
- Pudami Neighborhood Schools children have participated in the international children's film festival held in the month of November at Hyderabad.
- This year two volunteers have added value to Pudami English Primaries (PEP) and 700 children were benefitted.
- Pudami Schools went green as 400 saplings were planted in the school premises by the children.
- For the first time, computer labs were set up at the PEP.
- Working out a partnership with S. Chand and Co., on a revenue sharing model to strengthen english language reading and speaking, mathematics work through activities, and computer courses through an 'After School Program' for children in the Pudami Schools' premises has been instituted. Also new schools have been contacted to establish a partnership in the future for the potential areas that both could benefit from.

TABLE 3 STUDENT STRENGTH IN KARV

YEAR	STRENGTH
2009-10	1,160
2010-11	1,100
2011-12	1,300


Students at Kallam Anji Reddy Vidyalaya, Hyderabad, Andhra Pradesh, India

Kallam Anji Reddy Vidyalaya (KARV): The Kallam Anji Reddy Vidyalaya (KARV) co-education school, located at Chandanagar, Hyderabad has progressed steadily in the past three years with revenues from tuition fees improving satisfactorily and adding about 100 pupils this year. The shift to english medium is completed with 80 pupils of telugu medium batch taking the class X examinations. The school leadership is confident that this year the class X results would be exemplary.

Kallam Anji Reddy Vocational Junior College (KAR-VJR): The Kallam Anji Reddy Vocational Junior College (co-education) on the KARV campus admitted 150 students in the present academic year in a range of vocational courses. Some of the students are from economically challenged backgrounds. We are very proud of G. Naga Madhuri, who was one such student with us. She comes from an extremely poor economic background, but with sheer determination and hard work, Madhuri achieved the "Best Student Achiever" award in computer graphics and animation from the National Council of Educational Research and Training (NCERT) in Bhopal, India. She has also recently secured a scholarship from

SANJEEV CHANGES THE EDUCATION EXPERIENCE



"I am convinced that the Pudami schools will continue to impart quality education to the deserving children. This is what drives me to make these schools work, and I gauge my success by the smiles of satisfaction on the faces of students and their parents."

D SANJEEV RAO
Head - Pudami Schools Program

Sanjeev's strong belief in Pudami's motto of admitting every child seeking quality education has motivated him to relentlessly work towards it since his association with the Pudami schools in 2006. Since then, he has successfully helped setting up 29 schools, with as many as 8,000 children. In his tenure as head of the Pudami School program he has managed to upgrade the Pudami Schools to upper primaries, and added facilities like playgrounds, ICT LABs, interactive classrooms, libraries and many more such facilities. As this program persistently reaches out, Sanjeev is confident that in the coming years Pudami Schools will continue to meet the expectations of many more deserving children.

PRATHIMA'S DREAM COMES TRUE



"When other schools refused to believe in me, the principal and staff of Pudami School did. They put me through the medium transition program and enrolled me in an age appropriate class. This gave me a lot of confidence and made my parents happy."

PRATHIMA SHARMA
Pudami Neighborhood School, Kondapur

Prathima is a student of Class IX at the Pudami Neighborhood School in Kondapur, Hyderabad. But first when she arrived in Andhra Pradesh, as a child of migrant-worker parents from Bihar, Prathima could not get admission into schools due to the lack of english speaking and writing skills. She wasted some years studying in a school where she could not get promoted. Finally, the Pudami neighborhood school in Kondapur came to her rescue and she got admitted in an age appropriate class. With the support of the school staff, today Prathima has successfully passed out and moved on to class IX. It has greatly boosted Prathima's morale and her parents are delighted.

Avanthi engineering college at Gunthapally village, Hayathnagar Mandal in Ranga Reddy district, to pursue her higher education in B.Tech.

About 70 children were enrolled in class X under the Andhra Pradesh Open School Society (APOSS) established on the KARV campus in 2011-12. We added interactive boards for innovative teaching methodology aided by NIIT and introduced short term vocational courses in KARV vocational college from 2012-13.

- SCOPE Program for the year 2011-12: School Community Partnership in Education (SCOPE) has in the year 2011-12 reached out to 2000 school children through both formal as well as bridge education. SCOPE's mission of creating education access has been reached through the Early Childhood Care and Education (ECCE) centers. These centers provide childcare and nutrition to pre-school children of migrant workers.

In 2011-12, SCOPE, through 15 ECCE centers, has reached out to 400 children living at various construction sites. This was done in association with builders and construction companies, and the objective was to develop a holistic developmental program for these children. Today SCOPE has successfully sensitized construction companies to adopt this model. These companies, thanks to their association with DRF, have developed a changed outlook and now come forward to share costs like teachers' salaries, or shoulder the responsibility of maintaining the ECCE centers.

CSR ACTIVITY AT DR. REDDY'S BACHUPALLY CAMPUS

In January 2011, with an aim to improve the educational standards of children in government schools around the Dr. Reddy's Bachupally campus, a school enrichment program was launched. The program covers 2,500 students from 11 government primary and high schools. Dr. Reddy's scholarship for meritorious students was awarded to 47 students who secured high scores in their class X board exams for the academic year 2010-11. Their academic progress is regularly tracked and they have the chance to avail of the same scholarship next year depending on performance.

Some of the achievements of the school enrichment program are:

- 280 drop-outs from schools returned and are continuing their education – mobilizing dropouts / long absentees is a continuous process.
- Increase of 15% in the class X pass percentage in 2010-11 over the previous year. Out of 175 appeared, 142 have cleared the examination.
- Students have exhibited their multiple talents through summer camps which were conducted in April and May 2011.
- Library books, daily newspapers and monthly story magazines are shared to make the students familiar with current affairs and stories.
- Regular sports competitions are conducted to bring out the best of sportsmen from the schools.
- As extended learning programs, after school hours, tuitions are conducted for more than 900 students from the villages until 7.00 pm under lights fixed by Dr. Reddy's, which is being widely appreciated by parents.



Employees planting saplings on the occassion of World Environment Day at CTO-3, Bollaram, Medak District, Andhra Pradesh, India



Sanjeevani: Pharmacists at a training session



Life At Your Doorstep: Counseling a patient at home

DR. REDDY'S FOUNDATION FOR HEALTH EDUCATION

Dr. Reddy's Foundation for Health Education (DRFHE) aims to create professionals who work with the medical fraternity to offer an integrated, multi-disciplinary approach to good health. The programs also aim at building the necessary soft skills with an objective of strengthening the healthcare delivery system for better patient care.

- **Abhilasha** is a two-day contact program aimed at helping nurses understand the true importance of their work, showing them how they can perform their work more effectively, and boosting their self-confidence and motivation. **438 Programs** were conducted during FY2012, benefitting **11,326** nurses.

- **Sarathi** is a comprehensive training program that enables a doctor's assistant to emerge as a sharper, smarter and a motivated individual. **147 Programs** were conducted during FY2012, impacting **3,535** participants.

- **Sanjeevani** was introduced in the year 2008 with the objective to ensure that pharmacists develop self confidence, empathy towards their customers, and overall improve the skills they require to do effective prescription dispensation. **54 Programs** were conducted during FY2012, benefiting **1,514** pharmacists.

- **Life At Your Doorstep** was launched by Oncology India and DRFHE in January 2008. This program is based on the principle of the 'Home Care' aspect of Palliative Care. It attempts to improve the quality of life for terminally ill patients with the provision of access to physical, psychological, emotional, social and spiritual support, in a culturally appropriate manner. A well-equipped medical van with a team consisting of a doctor, nurse and patient counselor goes to the patient's doorstep to provide this home care service. DRFHE is also tying up with DRF through their LABS program for providing livelihood to one member of a family, where the earning member has been a victim of cancer. During FY2012, this service has benefitted 2,562 cancer patients and we are still counting.

MANAGEMENT DISCUSSION AND ANALYSIS



Incorporated in 1984, Dr. Reddy's Laboratories Limited ('Dr. Reddy's' or 'the Company') is a global pharmaceutical major with its presence in over 25 countries.



Fastest Indian pharmaceutical company to cross USD 2 billion in revenues.

Consolidated Revenues

↑ 30%

The Company's purpose is to provide affordable and innovative medicines for healthier lives, which it does through:

- Pharmaceutical Services and Active Ingredients (PSAI), comprising of Active Pharmaceutical Ingredients (API) and Custom Pharmaceuticals Services (CPS).
- Global Generics (GG) businesses, which includes branded and unbranded prescription and over-the-counter (OTC) pharmaceutical products.
- Proprietary Products (PP), comprising of Biosimilars, Differentiated Formulations and New Chemical Entities (NCEs).

KEY HIGHLIGHTS FOR FY2012

1. Fastest Indian pharmaceutical company to cross USD 2 billion in revenue.

Dr. Reddy's became the fastest Indian pharmaceutical company to cross USD 2 billion in sales, which it did within four years of crossing the USD 1 billion milestone.

2. Revenues were up 30% and profits up by 45%[1] over previous year.

This was driven by:

- Blockbuster launch of the generic drug, olanzapine, in the US under a 180-day marketing exclusivity. Dr. Reddy's along with its marketing partner launched olanzapine 20 mg tablets, the generic version of the brand Zyprexa® under a 180-day marketing exclusivity. Olanzapine is used to treat schizophrenia and bipolar disorder. Annual sales of Zyprexa® were approximately USD 3.2 billion in the US as of September 2011 (Source: IMS sales). This product has contributed around USD 100 million to the Company's revenues for FY2012.
- Strong growth across key businesses of:
  - North America (68% growth over FY2011) driven by new launches and volume expansion in key existing products.
  - Russia (23% growth over FY 2011) driven by volume expansion in existing products.
  - Pharmaceutical Services and Active Ingredients (PSAI) (21% growth over FY2011) driven by new launches.

3. Limited Competition generics were key differentiators and contributed 32% of US sales.

Successful launches of limited competition generics has allowed the Company to increasingly focus on market segments with relatively high entry barriers and limited competition — thus providing avenues of sustainable growth. Four of Dr. Reddy's top five products in the US are such: tacrolimus, lansoprazole, omeprazole Mg (over-the-counter) and fondaparinux. The combined revenue from our basket of limited competition products in FY2012 crossed a milestone of USD 200 million and represented around 10% of the Company's overall revenue.

4. Over-the-counter (OTC) pharmaceutical portfolio becoming a key part of the Company's diversification strategy.

OTC pharmaceutical products represent interesting and often profitable adjacencies in some markets. In FY2012, sales from the Company's OTC portfolio across markets grew by 75% and have crossed a significant milestone of USD 200 million. Today, it represents almost 10% of Dr. Reddy's total revenues.

- **North America:** Since the launch of its first OTC product in FY2009, the Company has successfully brought in a variety of newer OTC products to the

Notes: FY2012 represents fiscal year 2011-12, from 1 April 2011 to 31 March 2012, and analogously for FY2011 and previously such labeled years.

Unless otherwise stated, financial data given in this Management Discussion and Analysis is based on the Company's consolidated IFRS statements.

[1] PAT adjusted for any one time non-recurring items.



market. At present it has a US OTC portfolio of 11 products including omeprazole Mg, fexofenadine and ranitidine. Revenue in North America operations from OTC products in FY2012 was over USD 100 million with a growth of 120% over the previous year.

- **Russia and CIS:** The Company has seen consistently robust performance over the years and has built a strong OTC portfolio over the last four years. Some key OTC products include Cetrine, Senade, and Nise Gel. The OTC contribution to total Russia and CIS revenues have increased from less than 10% in FY2008 to about 30% in FY2012, representing a growth of 33% over FY2011.

5. **Laying the foundation for the future.** This comprises three elements:

- **Strengthening biosimilars portfolio:** Biosimilars are approved similar versions of innovator biopharmaceutical products following patent and exclusivity expiry of the innovator product. The current biosimilars portfolio of Dr. Reddy's comprises (i) filgrastim, (ii) peg-filgrastim, (iii) rituximab and (iv) darbepoetin alfa, with commercial presence in 13 countries among emerging markets. Additionally, filings in 20 new countries await approval, and progress is being made in pursuing the regulated markets. The Company's global biosimilars sale for FY2012 was USD 26 million or a growth of 45% over FY2011. Revenues from biosimilars have shown a CAGR of 39% from FY2008.
- **Foray into the Japanese generics market:** Japan is the world's second largest pharmaceutical market, estimated to be USD 97 billion as per IMS research agency. The generics market is characterized by low penetration — only 23% of Japanese prescription drug sales by volume comprise generics, versus 70% in the US. Dr. Reddy's has been working with its partner, Fujifilm, for developing, manufacturing and promoting generic drugs in Japan. The new joint venture has 51% stake owned by Fujifilm, and 49% by Dr. Reddy's. The plans are to design products that fit the specific requirements of the Japanese market, and thus deliver high quality generic drugs. It intends to launch its first products in Japan in the next three to four years.
- **Continuing focus on research and development (R&D):** Investments in R&D in FY2012 grew by 17% to approximately USD 125 million, or 6% of sales. About two-thirds were spent towards generics development, and the balance one-third was dedicated to innovator and biologics research.

OPPORTUNITIES AND RISKS

TRENDS IN GLOBAL PHARMACEUTICAL MARKETS

The global pharmaceutical market is currently estimated at around USD 850 billion. It is anticipated to reach nearly USD 1,100 billion by 2015. Of this, the pharmerging countries are expected to add USD 150 billion contributing close to 28% of the global pharmaceutical market. It is estimated that there would be an accelerating shift in spending towards generics, rising to 39% of the total spend by 2015 — up from 20% in 2005. This will be due to generic competition in new molecules arising out of patent expiries, alternative generic opportunities and increased incentives for the usage of generics in many markets.

Steady patent expiries and alternative generic opportunities are expected to drive sustainable growth in the US generics market. The US market which registered prescription sales of close to USD 330 billion during 2011, is presently transforming from a small molecule-centric market to one driven by alternative drug opportunities. Branded products with annual US sales around USD 44 billion are expected to become available in generic form in 2012. The total value of patent expiries beyond 2012 is estimated at USD 73 billion for the next four years, and represents an equivalent value in the four years preceding 2012. This underscores the fact that, with the exception of 2012, the generic opportunity on account of products going off patent will continue to remain stable in the range of USD 15 to USD 20 billion



First-to-file launches of olanzapine (generic version of the brand Zyprexa®) and ziprasidone (generic version of the brand Geodon®) in the US, with a 180 day marketing exclusivity.



Over-the-counter (OTC) pharmaceutical portfolio crosses USD 200 million.

↑ 75%

References in this section are from global research companies such as IMS Health, Datamonitor Healthcare, Business Insights and various other healthcare research reports.

Pharmerging countries include China, Brazil, India, Russia, Mexico, Ukraine, Turkey, Poland, Venezuela, Argentina, Indonesia, South Africa, Thailand, Romania, Egypt, Pakistan and Vietnam.





Of the total Russian pharmaceutical market, the OTC segment stands at 50% by value and 73% by volume. In the central and eastern European region, Russia is the largest OTC market and has registered the highest year-on-year percentage change of 23% in per capita OTC expenditure at the end of 2010.



Limited Competition generics crosses USD 200 million.

↑ 69%

annually over the next four years — which can be seen in Chart A below.

Therapeutic areas of central nervous system followed by infectious diseases and cardiovascular offer the greatest number of opportunities in respect of small molecule products which have not yet become generic.

In addition to these, the growth of generic companies would remain robust thanks to strong product pipelines that are potentially attractive owing to their complexities. These include generic injectables, dermatology, biosimilars, specialty generics (complex generics), super generics (differentiated formulations), novel drug delivery systems and oral contraceptives.

Original large molecule biologic products with US sales of over USD 22 billion are due to expire over 2015–20, giving rise to significant biosimilar development opportunities that would additionally complement stable small molecule growth.

Pharmerging markets: Setting the tone for growth in the global generics market

The largest growth in the next five years is expected to be from pharmerging markets, driven by improved access to drugs, increased purchasing power and strengthening economies resulting in higher demand, primarily for generic drugs. Pharmerging markets are now displaying patterns of diseases remarkably similar to those of the developed world - with a changing trend from anti-infectives to lifestyle oriented diseases such as cancer, diabetes and diseases of the heart.

Currently at 56% of global incremental generic revenues, pharmerging economies are expected to contribute two-thirds of the incremental growth of the global market over the next five years. Thus, global generics spending in 2015 is expected to be between USD 400 billion and USD 430 billion — up from USD 234 billion in 2010 — 70% of which is expected to be from pharmerging markets.

CHART A SMALL MOLECULE PATENT EXPIRIES IN THE US


(IN USD BILLION)
74
73
19
16
19
20
44
15
19
22
17
2008
2009
2010
2011
2012
2013
2014
2015
2016

India: Steady growth

The Indian pharmaceutical market is forecasted to grow at an estimated compounded annual growth rate (CAGR) of 16% between 2010 and 2015 and cross USD 20 billion. It is projected to be the third-largest global pharmaceutical market in terms of incremental growth.

Increase in health awareness and higher prevalence of lifestyle-related diseases is resulting in greater demand for pharmaceutical products in India. Among the therapeutic areas, gastrointestinal (GI) and diabetes would continue to hold the largest market share of 25%. Cardiovascular and oncology, at expected CAGRs of 16% and 15% respectively, would register high growth over the next five years. Further, higher spending and focus on personal care is driving growth in the cosmetology segment. Despite the above, a formidable challenge for the Indian pharmaceutical market in the next few years would be to counter the impact of the proposed changes in the pricing regulations, which are discussed shortly.

Russia: Stronger OTC growth

Currently the Russian pharmaceutical market is valued at close to USD 15 billion. It continues to be driven by ageing population with over 40% being above 40 years of age. Areas of gastrointestinal, cardiovascular and anti-infectives are expected to drive growth with a CAGR of 11% each. With respect to biosimilars in Russia, the leading focus therapeutic areas are immunology and oncology.

Of the total Russian pharmaceutical market, the OTC segment stands at 50% by value and 73% by volume. In the central and eastern European region, Russia is the largest OTC market and has registered the highest year-on-year percentage change of 23% in per capita OTC expenditure at the end of 2010. Although still in relatively early stages of development, the OTC market in Russia has made significant progress in recent years, fuelled by a rise in disposable incomes, increased activity by foreign and local companies and the rapid expansion of pharmacy chains.

Venezuela: One of the fastest growing Latin American markets

The major Latin American markets of Brazil, Venezuela, Mexico, Chile, Argentina, Peru and Colombia registered sales of around USD 38 billion for 2011. At a CAGR of 31%, Venezuela, currently at USD 6 billion, is one of the fastest growing in Latin America. The market is driven by the launch and uptake of new innovative medicines as well as high brand loyalty, despite price constraints by the government and high inflation. Gastro-intestinal, cardiovascular and central nervous system are the major therapeutic areas both in terms of market share as well as growth with a CAGR expected to exceed 30% up to 2015. Demand for OTC products, currently constituting 30% of the total market, has increased significantly over the past few years, and is expected to show strong growth.

South Africa: CNS and Anti-infectives to drive growth

With a total market size of around USD 3.5 billion — of which 30% is generic by value, and 62% by volume — South Africa is emerging as an attractive market for global pharmaceutical companies. The generics segment is expected to outperform the market to record an estimated CAGR of 13.4% over 2010-2015. High demand for anti-infectives would significantly drive sales in this region. While, the prevalence of HIV/AIDS is set to decline, primary disorders of the central nervous system (CNS) and respiratory system are expected to rise.

Specialty and super generics will be significant alternative growth catalysts in the US

With over USD 100 billion worth products going off patent over the next five years and increasing pricing pressures for 'me-too' generics, the generic companies are increasingly focusing on market segment with limited competition and relatively high entry barriers. Super generics (differentiated formulations) and specialty generics (complex generics) are gradually emerging as the alternative revenue opportunities, since the market for such products is limited to a few players.

Diseases involving lifestyle change and an ageing population — such as those of the central nervous system and metabolism — are driving growth for super generics (differentiated formulations). Super generics (complex generics) are superior to the original / innovator product on account of either bioavailability, or delayed action, fewer side effects, or are in a form which is more acceptable to the patient.

Specialty generics (complex generics) are distinct on account of difficulty in sourcing raw material, complex formulation, development characteristics and special handling requirements. This may include modified release, high potency drugs, oncology products, topical products, and biogenerics. Specialty generics (complex generics) may also be products that are restricted to niche markets and are therefore too small to attract competition from the major generic players. Being below the radar of most generic companies, these attract little or no competition.

Biosimilars will be setting the pace for global generics over the next five years

Chart B shows the value of patent expiries of biologic products between 2012 and 2020. These expiries provide a significant sustainable growth


CHART B
BIOLOGICS PRODUCT PATENT EXPIRIES
(IN USD BILLION)
6
8
7
4
7
0
4
6
1
2012
2013
2014
2015
2016
2017
2018
2019
2020

opportunity for biosimilars manufacturers.

A number of factors such as lower development costs compared to original biologic products and reduced risk of pipeline failure coupled with higher acceptability by patients have contributed to the consistent growth potential of biosimilars.

There are also a growing number of navigable approval pathways, with the US Food and Drug Administration (US FDA) and European Medical Agency (EMA) each issuing draft guidelines in relation to clinical trials and approval of biosimilars.

In terms of savings on healthcare spend; the European Generic Medicines Association (EGA) expects to save Euro 1.6 billion (USD 2.2 billion) on account of introduction of biosimilars in the European Economic Area based on just six off-patent biologics being made available in biosimilar form. The US government is expected to save USD 25 billion by 2018 with genericization of original biologic products.

With 177 biosimilars and copy biologics, oncology is currently the largest target therapeutic area for development and marketing of biosimilar / copy biologics.

Optimizing synergies to create growth opportunities

Given the foray of generic companies across the globe into alternative opportunities and emerging markets, alliancing and consolidation through mergers and acquisitions (M&A) have emerged as a key driver for growth.

Pharmaceutical M&As seek to promote building capabilities or buying scale, simplifying and optimizing supply chain, reducing total cost of delivery, and re-aligning costs and scale efficiency. In this context, M&A activity around the Asia-Pacific region in the past five years has been on the rise. China and India dominated the M&A scene, contributing to 34% and 27% respectively of the total deals in this region between 2007 and 2011.



In 2007, Reditux™, Dr.Reddy's brand of rituximab, became the first monoclonal antibody launched anywhere in the world. Later, with the launch of peg-filgrastim in India, Dr. Reddy's introduced a breakthrough in the pricing of complex innovator molecules. The Company remains the cost leader, which allows it to profitably sell biosimilars in emerging markets at prices almost 30% to 50% lower than the innovator brand.

References:
References in this section are from global research companies such as IMS Health , Datamonitor Healthcare, Business Insights and various other healthcare research reports.
'me-too generic'-a generic drug with high commoditized competitive environment.



Chemist working at our TDC facility , Hyderabad, Andhra Pradesh



With 177 biosimilars and copy biologics, oncology is currently the largest target therapeutic area for development and marketing of biosimilar / copy biologics.

Adapting to the dynamic legislative landscape

India: Changes in the pricing policy regulations

The Government of India is currently in the process of introducing a change in the manner of pricing drugs in the country. It has announced the draft National Pharmaceutical Pricing Policy, 2011 (NPPP), to put in place a regulatory framework for drug pricing so as to ensure availability of 'essential medicines' while providing sufficient opportunity for innovation and competition to support industry growth. The list of drugs proposed to be regulated by this policy is based on essentiality of drugs as contained in the National List of Essential Medicines (NLEM). However, the manner of pricing the drugs under this policy is currently under deliberation with suggestions of cost plus mark up, weighted average of market price of top three drugs and cheapest drugs finding mention in the ongoing discussions. At the time of writing this chapter, it is not known what the pricing policy will turn out to be. But there are genuine, and universally shared concerns within all sections of the industry that its implementation could not only impact the availability of 'essential drugs' but also affect the competitive dynamics in the Indian pharmaceutical market.

Russia: Pharma Strategy 2020 and the new healthcare law

Russia's Pharma Strategy 2020 declared by the government aims at boosting innovation and competitiveness of the Russian pharmaceutical market. It envisages enhancement of the domestic industry's production capacity by stipulating 50% import substitution and substantial export capacity increase. By offering price advantage in public tenders to domestic pharmaceutical companies, the Russian government is making efforts to replace the import of drugs — currently at 70% by value and 35% by volume — by domestic manufacture. This seems to be encouraging partnerships between foreign players and their Russian counterparts, as this provides quicker ramp up to production, greater flexibility and an already established market access with emphasis on high quality talent.

According to a new law enacted by the Russian government, a doctor / pharmacist is forbidden from meeting / interacting with the medical representative of a pharmaceutical company. This could present a serious challenge to the dynamics of sales and marketing of drugs in the Russian pharmaceutical market, and require newer forms of doctor-medical representative communication.

USA: US FDA introduces GDUFA

The US FDA introduced the Generic Drug User Fee Act (GDUFA) program, with the objective to bolster its financial resources to accelerate ANDA / DMF processing and remove application backlogs over the next five years. Expected to be implemented from October 2012, the program would involve collection of fees every year from generic companies for processing of ANDAs / DMFs and also for the inspection of formulation / API facilities. As a part of this Act, the US FDA also aims to bring the US and overseas manufacturing facilities at par in terms of the frequency of re-inspection — thus raising the quality bar for all overseas US FDA-approved facilities. It is expected that the faster reviews which should follow would enhance the competitive intensity of the US generics market and favor cost competitive and vertically integrated players.

USA and Europe: Reduced burden of post-authorization compliance

The US FDA and EMA have mutually agreed to allow some post-authorization surveillance inspections on each others' territories to be deferred or waived based on a number of considerations, all depending upon the exchange of information. This strategy is applicable to Good Manufacturing Practices (GMP) inspections related to manufacturing sites located in the USA and European Economic Area (EEA) for products of human and veterinary use. This should make the process of re-inspection of manufacturing facilities of pharmaceutical companies in the US and EEA regions faster.

Biosimilars: Regulatory developments

In February 2012, the US FDA released draft guidelines in relation to scientific and quality consideration in determining the biosimilarity of a protein product vis-à-vis the reference product. The US FDA has stated that the user fees for biosimilar products would be the same as that for biologic products. However, uncertainty remains over the reduction of biologic exclusivity requirements from 12 to 7 years, a move that could save the US government USD 25 billion by 2018.

The EMA has issued draft guidelines on clinical development of biosimilars and concept paper on biosimilars with the objective to facilitate biosimilar approval. Both the EMA and the US FDA have announced that they are seeking to collaborate with procedures likely to allow producers to submit one approval package to both agencies, thereby drastically lowering the cost of biosimilar market entry. The Indian government has also issued draft guidelines for pre-clinical evaluation of copy biologics.

Other changes

The proposed change in healthcare laws in the US and Venezuela, regular price cuts by the Japanese government and proposed introduction of the national health insurance system in South Africa would also require pharmaceutical companies to be dynamic in adapting to the changes in the legislative reforms.

DR. REDDY'S MARKET PERFORMANCE

REVENUES

- The Company's consolidated revenues increased by 30% to Rs. 96.7 billion in FY2012.
- Revenues from Global Generics rose by 32% to Rs. 70.2 billion on account of: (i) strong growth in North America driven by successful launches of 16 new products including the Company's opportunity for first-to-file launches of olanzapine (generic version of the brand Zyprexa®) and ziprasidone (generic version of the brand Geodon®) and (ii) robust growth in Russia driven by key brands.
- PSAI showed a healthy growth of 21%, to Rs. 23.8 billion, primarily driven by new product launches in the US and European markets.

In FY 2012, 83% of the Company's consolidated revenue was generated from locations outside India, with the remaining 17% coming from India. The share of business from North America (including Canada) grew to 39% of total revenue. This was followed by Europe at 18%; India at 17%; Russia and other countries of the former Soviet Union (CIS) at 14%; and the rest of the world at 12%. Chart C plots the data of the Company's global revenue shares.

Table 1 gives the consolidated business revenue across Global Generics (GG), Pharmaceutical Services and Active Ingredients (PSAI), and Proprietary Products and Others.

GLOBAL GENERICS

Global Generics revenue increased by 32% during FY2012 over the previous year. A review of some of the key geographies is given below.

REVENUES FY2012

GLOBAL GENERICS

↑32%

RS. 70.2 BILLION

PSAI (Pharmaceutical Services and Active Ingredients)

↑21%

RS. 23.8 BILLION

CHART C SHARE OF CONSOLIDATED REVENUE BY REGIONS


(IN PER CENT)
FY 2011
15
14
19
31
21
FY 2012
14
12
17
39
18
INDIA
EUROPE
NORTH AMERICA
OTHER
RUSSIA & CIS

TABLE 1 CONSOLIDATED REVENUE ACROSS BUSINESS SEGMENTS, UNDER IFRS (IN RS. MILLION)

	FY2012		FY2011	
	RS.	AS A %	RS.	AS A %
Global Generics (GG)	**70,243**	**73%**	**53,340**	**71%**
North America	31,889	45%	18,996	35%
Europe	8,259	12%	8,431	16%
India	12,931	18%	11,690	22%
Russia and CIS	13,260	19%	10,858	20%
Rest of the World (RoW)	3,904	6%	3,365	6%
PSAI	**23,812**	**25%**	**19,648**	**26%**
North America	4,272	18%	3,170	16%
Europe	8,424	35%	7,020	36%
India	3,586	15%	2,619	13%
Rest of the World (RoW)	7,530	32%	6,839	35%
Prop. Products and Others	**2,682**	**3%**	**1,705**	**2%**
Total	**96,737**	**100%**	**74,693**	**100%**



NORTH AMERICA

The growth was largely driven by new product launches such as fondaparinux, olanzapine, ziprasidone, antibiotic portfolio and market share expansion in existing products such as tacrolimus, omeprazole mg OTC and lansoprazole.





BIOSIMILARS

Our biosimilars business recorded revenues of Rs. 1,258 million in FY2012, a growth of 51% over FY2011. Our biosimilars portfolio in India grew by 33% this year. This growth was led by the launch of Peg-grafeel in India and volume expansion in other key products such as Reditux™ and Cresp®.

TABLE 2 GROWTH OF KEY BRANDS IN RUSSIA (IN RS. MILLION)

	FY2012	FY2011	GROWTH
Nise	3,145	2,311	36%
Omez	1,877	1,554	21%
Ketorol	1,574	1,376	14%
Ciprolet	839	778	8%
Senade	692	598	16%

TABLE 3 DR. REDDY'S TOP-10 BRANDS IN INDIA (IN RS. MILLION)

PRODUCT	FY2012	FY2011	GROWTH
Omez®	1,089	1,065	2%
Nise™	596	700	-15%
Stamlo®	566	507	12%
Reditux™	471	405	16%
Omez-DSR®	468	377	24%
Stamlo-Beta	358	328	9%
Atocor	311	278	12%
Razo™	306	285	7%
Razo D™	249	200	25%
Mintop™	225	209	8%

North America

In FY2012, North America generics revenue increased by 68% over the previous year, to Rs. 31,889 million. This growth was largely driven by new product launches such as fondaparinux, olanzapine, ziprasidone and market share expansion in existing products such as tacrolimus, omeprazole mg OTC and lansoprazole. During the year, the Company launched 16 new products including the Company's opportunity for first-to-file launches of olanzapine (generic version of the brand Zyprexa®) and ziprasidone (generic version of the brand Geodon®). The product olanzapine contributed around USD 100 million in revenues for FY2012.

In FY2012, the OTC portfolio crossed USD 100 million and recorded a growth of 120%.

About a third of the North America revenues were contributed by our limited competition basket of products and the same crossed a significant milestone of USD 200 million.

Russia and other CIS countries

Revenues in Russia and CIS countries grew by 22% to Rs. 13,260 million in FY2012 over the previous year. The growth in Russia was 23% over previous year largely driven by volume increase in key brands such as Cetrine, Keterol and Senade. Table 2 gives the data of the company's key brands in Russia.

Dr. Reddy's secondary sales growth in Russia of 21% continues to outperform the industry growth of 17% (Pharmexpert data for MAT March 2012). Consequently, the Company's rank has improved from 15th in FY2011 to 13th in FY2012.

During the year, the Company launched 14 new products. OTC sales which accounted for 29% of the overall Russian portfolio in FY2012 grew by 39% over the previous year.

Europe

Revenues from Europe region fell by 2% to Rs. 8,259 million. This was on account of a 7% decline in Germany, largely due to the pricing challenges resulting from the continuing shift of the German generic pharmaceutical market moving towards a tender (i.e., competitive bidding) based supply model. However, the decline was partially offset by launch of new products which were outside the scope of tender business. The rest of Europe showed a growth of 8% in revenue, largely driven by the out licensing of products.

India

Revenues in India grew by 11% during FY2012 to Rs. 12,931 million. The growth was primarily on account of volume increase across brands and new product launches.

The Company's focus according to therapeutic areas (TAs) is on gastro-intestinal, cardiovascular, diabetes, oncology, pain management and dermatology. In FY2012, the top five therapeutical segments (excluding pain management) grew at 16%. In FY2012, Dr. Reddy's forayed into the OTC segment with the launch of Velocit (women healthcare) and Nise Gel (pain management). Table 3 gives the data for the top-10 brands in India.

TABLE 4 DR. REDDY'S ACTIVE DEVELOPMENT PIPELINE			
COMPOUND	THERAPEUTIC AREA	STATUS	REMARKS
DRL 17822	Metabolic Disorders / Cardiovascular Disorders	Phase II	Targeting dyslipidemia / arthrosclerosis
DRL-NAB-P5	Psoriasis	Clinical	Targeting Psoriasis
DFA-02	Anti-Infectives	Clinical	Targeting Bacterial Infections
DFA-03	Anti-Infectives	Clinical	Targeting Bacterial Infections
DFP-02	Migraine	Clinical	Targeting Migraine
DFP-03	Pain	Clinical	Targeting Pain

Rest of the World (RoW)

Revenues from RoW markets increased by 16% to Rs. 3,904 million in FY2012. This was largely contributed by South Africa, Australia and other south Asian markets, offset by muted growth in Venezuela which was impacted by currency devaluation.

PHARMACEUTICAL SERVICES AND ACTIVE INGREDIENTS (PSAI)

In FY2012, revenues from the PSAI segment grew by 21% to reach Rs. 23,812 million.

The growth was led by sale of active ingredients to generic customers and a strong recovery of customer orders in the services segment. Geographical revenue from this segment is as under:

- Revenue from Europe grew by 20% to Rs. 8,424 million in FY2012, largely on account of major new product launches of ibandronate sodium and escitalopram, and higher sales from existing products.
- Revenue from North America increased by 35% to Rs. 4,272 million—largely on account of new product launch of ziprasidone and higher sales from clopidogrel.
- Revenue from India and RoW increased by 18% to Rs. 11,116 million.

PROPRIETARY PRODUCTS

As on 31 March 2012, Dr. Reddy's had 29 active products in the pipeline, of which seven were in clinical development and 22 in the pre-clinical stage. The Phase III study on DRL-NAB-P2 was stopped after 31 March 2012 after the interim analysis of the blinded clinical trial data showed lack of efficacy. The Company has been repositioning its research activities since the year 2009-10 and has made focused efforts towards developing drugs to meet key unmet clinical needs. We have built a pipeline of assets which should produce a steady stream of IND's in the coming years. The details of the clinical development candidates are given in Table 4.

DR. REDDY'S FINANCIALS

IFRS CONSOLIDATED FINANCIALS

Table 5 gives the abridged IFRS consolidated financial performance of Dr. Reddy's for FY2012 compared to FY2011.

REVENUES

Revenues increased by 30% to Rs. 96,737 million in FY2012 — growth of 32% in Global Generics, 21% growth in PSAI, and 57% growth in Proprietary Products and others. The revenues were also partially benefitted by the effect of rupee depreciation against multiple currencies.

GROSS PROFIT

Gross profit grew by 32% to Rs. 53,305 million. Gross profit margin at 55% in FY2012 marginally improved versus 54% in FY2011. Gross profit margins for Global Generics and PSAI business segments were at 63% and 32% respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, General and Administrative (SG&A) expenses, including amortization increased by 22% to Rs. 28,867 million in FY2012. This increase was on account of higher manpower and distribution costs, and the effect of rupee depreciation against multiple currencies.

R&D EXPENSES

R&D expenses grew by 17% to Rs. 5,911 million. Relative to revenue, R&D spend was at 6% in FY2012, compared to 7% in FY2011. Two-thirds of the spend in FY2012 was towards generics development, and the balance one third was dedicated to innovative and biologics research.

FINANCE EXPENSE / (INCOME), NET

Net finance income was at Rs. 160 million in FY2012 versus net finance expense of Rs. 189 million in FY2011. The change was on account of :

- Net foreign exchange gain of Rs. 689 million in FY2012 versus net foreign exchange loss of Rs. 57 million in FY2011.

FINANCIAL HIGHLIGHTS FY2012

CONSOLIDATED REVENUES

↑30%

RS. 96.7 BILLION

Growth driven by key markets of North America and Russia in the Global Generics (GG) and Pharmaceutical Services and Active Ingredients (PSAI)

EBITDA (Earnings before interest, taxes, depreciation and amortization)

↑55%

RS. 25.4 BILLION

PAT (Profit after tax)

↑45%

RS. 15.3 BILLION

EBIDTA and PAT are adjusted for any one time non-recurring items

TABLE 5 ABRIDGED IFRS CONSOLIDATED FINANCIAL PERFORMANCE

	RS. MN	% TO SALES	RS. MN	% TO SALES	GROWTH
Revenue	96,737	100%	74,693	100%	30%
Cost of revenue	43,432	45%	34,430	46%	26%
Gross Profit	53,305	55%	40,263	54%	32%
Operating Expenses					
Selling, general and administrative expenses	28,867	30%	23,689	32%	22%
R&D expenses	5,911	6%	5,060	7%	17%
Write down of intangible assets	1,040	1%	-	-	-
Other operating (income)/expense	(765)	(1%)	(1,115)	(1%)	(31%)
Result from operating activities	18,252	19%	12,629	17%	45%
Net finance (income)/expense	(160)	0%	189	0%	-
Share of (profit)/loss of equity accounted investees	(54)	0%	(3)	0%	-
Profit/(loss) before income tax	18,466	19%	12,443	17%	48%
Income tax (benefit)/expense	4,204	4%	1,403	2%	200%
Profit/(loss) for the period	14,262	15%	11,040	15%	29%
Diluted EPS (Rs.)	83.8		64.9		29%

- Net interest expense of Rs. 690 million in FY2012 versus Rs. 199 million in FY2011. This increase was largely on account of the interest on bonus debentures of Rs. 470 million recorded in FY2012.
- Profit on sale of investments of Rs. 161 million in FY2012 versus Rs. 68 million in FY2011.

INCOME TAX

Income tax expense was Rs. 4,204 million for the year ended 31 March 2012, as compared to an income tax expense of Rs. 1,403 million for the year ended 31 March 2011. The increase in income tax expense was primarily on account of the expiration of tax holiday period for certain facilities in India and a change in the profit mix between various subsidiaries.

NET INCOME

Dr. Reddy's net profit was Rs. 14,262 million in FY2012 — up 29% from the net profit of Rs. 11,040 million in FY2011.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operating activities in FY2012 was Rs. 16,305 million. Investing activities includes investment in property, plant, equipment and intangibles of Rs. 8,660 million, to build capacity and capabilities for future business growth, and net purchase of investment securities of Rs. 10,579 million. Cash-flow from financing activities stood at Rs. 3,735 million mainly representing net borrowings of Rs. 7,054 million, to repay the existing short term loan, and payment of dividend amounting to Rs. 2,216 million. Interest expense for the year was higher over previous year on account of Rs. 470 million of interest paid on bonus debentures issued during the previous year (refer **Table 6**).

DEBT-EQUITY

In FY2012, long term borrowing including the current and non-current portion increased by Rs. 11,083 million, mainly due to a long-term loan taken to repay the existing short term borrowing. In FY2012 short-term borrowing came down by Rs. 2,445 million. As on 31 March 2012, Dr. Reddy's debt to equity position stands at 0.56 against 0.51 as on 31 March 2011. As on 31 March 2012, Dr. Reddy's net debt to equity position stands at 0.24 against 0.39 as on 31 March 2011.



During FY2012, the Company filed 17 Abbreviated New Drug Applications (ANDAs). As on 31 March 2012, there are 80 ANDAs pending approval with the US FDA. Of these, 41 are Para IV application, and seven have First-to-File status.

TABLE 6 CONSOLIDATED CASH FLOW UNDER IFRS (IN RS. MILLION)

	FY2012	FY2011
Opening cash and cash equivalents	5,660	6,545
Cash flows from :		
(a) Operating activities	16,305	8,009
(b) Investing activities	(18,820)	(8,658)
(c) Financing activities	3,735	(377)
Effect of exchange rate changes	499	141
Closing cash and cash equivalents	7,379	5,660

TABLE 7 WORKING CAPITAL			(IN RS. MILLION)
	AS ON 31 MARCH 2012	AS ON 31 MARCH 2011	CHANGE
Trade receivables (A)	25,339	17,615	7,724
Inventories (B)	19,352	16,059	3,293
Trade payables (C)	9,502	8,480	1,023
Working Capital (A+B-C)	35,189	25,194	9,994
Other Current Assets (D)	25,261	13,919	11,342
Total Current Assets (A+B+D)	69,952	47,593	22,359
Short and long term loans and borrowings, current portion (E)	15,875	18,301	(2,427)
Other Current Liabilities (F)	18,083	14,234	3,848
Total Current Liabilities (C+E+F)	43,460	41,015	2,445

TABLE 8 DR. REDDY'S DEBT-EQUITY POSITION			(IN RS. MILLION)
	AS ON 31 MARCH 2012	AS ON 31 MARCH 2011	CHANGE
Total stockholders' equity	57,444	45,990	11,454
Long- term debt (current portion)	31	12	19
Long- term debt (non-current portion)	16,335	5,271	11,064
Short term borrowings	15,844	18,289	(2,445)
Gross debt	**32,210**	**23,572**	**8,638**
Cash and cash equivalents & other investments	18,152	5,762	12,390
Net Debt	**14,058**	**17,810**	**(3,752)**

TABLE 9 DR. REDDY'S IGAAP STANDALONE FINANCIALS			(IN RS. MILLION)
	FY2012	FY2011	INCREASE / (DECREASE)
Net sales / income from operations (Net of excise duty)	66,038	52,181	13,857
License fees and service Income	640	310	330
Other Income	1,537	1,750	(213)
Total Income	**68,215**	**54,241**	**13,975**
Expenses			
a) Cost of materials consumed	17,920	13,968	3,953
b) Purchase of stock-in-trade	3,076	3,310	(234)
c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,048)	(790)	(258)
d) Research and development expenses, net	5,813	5,128	685
e) Employee benefits expense	8,661	7,274	1,387
f) Selling expenses	6,251	4,771	1,479
g) Provision for decline in the value of long-term investments, net	1,925	557	1,367
h) Other expenditure	9,378	6,972	2,406
i) Depreciation and amortisation	3,011	2,479	532
j) Finance Costs	636	53	583
Profit/(loss) before tax	**12,592**	**10,519**	**2,073**
Tax Expense	3,468	1,585	1,883
Net Profit/(loss) for the year	**9,124**	**8,934**	**190**

INTERNAL CONTROLS

Dr. Reddy's has a widespread system of internal controls with the objective of safeguarding the Company's assets, ensuring that transactions are properly authorized, and provide significant assurance at reasonable cost, of the integrity, objectivity and reliability of financial information. The management duly considers and takes appropriate action on recommendations made by the statutory auditors, internal auditors, and the independent Audit Committee of the Board of Directors. More on internal controls is given in the chapter on Corporate Governance.

ENTERPRISE-WIDE RISK MANAGEMENT (ERM)

Dr. Reddy's follows the Committee of Sponsoring Organizations (COSO's) ERM framework, which operates with the following objectives:

- Proactively identify and highlight risks to the right stakeholders.
- Facilitate discussions around risk prioritization and mitigation.
- Provide a framework to assess risk capacity and appetite, and develop systems to warn when such risk appetite is getting breached.
- Provide an analysis that a formal and focused risk management process is facilitating reduction in residual risks.

The ERM team connects with each business unit and function. These units / functions are the primary source for risk identification.

Risk identification and mitigation at the business unit / function level

The ERM team conducts interviews, facilitates polls and helps rank risks at the unit / function level. It focuses on identifying strategic and operational business risks, as well as potential compliance and financial issues. Mitigation plans for the key business risks are identified with owners and timelines are assigned. Although the ultimate responsibility for risk mitigation lies with the risk owners, the ERM team periodically ensures oversight of the mitigation process through discussions and reviews; such updates are provided to the Risk Management Committee of the Board of Directors.

Such detailed polls and interviews are carried out once in two years, and risk registers are updated with the new and / or emerging risks.

It may be noted that there are additional independent processes for legal and environmental compliance, quality assurance, internal audits and SOX-404 compliance (regarding internal controls over financial reporting for US SEC-listed entities), which are discussed at the Audit Committee of the Board of Directors. These are discussed in this annual report in the chapter on Corporate Governance.

Risk aggregation, prioritization and mitigation at the organizational level

Risks are aggregated at the unit / function and organizational level by risk groups and placed in four categories: (i) strategic, (ii) operational, (iii) financial, and (iv) compliance. A management-level risk committee (MRC) comprising heads of each SBU, finance, legal, HR, safety, medical and quality is entrusted with the organization-wide risk prioritization and with reviewing mitigation efforts in line with the Company's risk capacity and appetite. During FY2012, the MRC met on a monthly basis to discuss, review and recommend mitigation efforts on prioritized risks, which included safety and health, product quality, regulatory and statutory compliance, product liability, IP litigation including launch-at-risk and legal / reputation risks. Additionally, efforts on liability insurance optimization and progress on the implementation of IT firewalls were presented to the MRC.

Reviewing the status of mitigation projects and residual risk thereon

The ERM function's responsibility is to provide a periodic review of (i) risks identified and prioritized across the Company in line with the Risk Appetite (RA); (ii) any RA breaches and how these have been dealt with; (iii) the status of mitigation; and (iv) the residual risks that exist subsequent to the mitigation exercises. During FY2012, the MRC was regularly updated on the status of mitigation efforts of the Company.

Update to and review by the Risk Management Committee of the Board

The Chief Risk Officer provides updates to the Risk Management Committee of Board regarding:

- The status of key de-risking initiatives and/or any new initiatives or projects taken up by the ERM team (each quarter).
- Key risks and their movement compared to the previous year(s) along with a measure of the residual risk (annually).

During FY2012, the Risk Management Committee of the Board reviewed the progress of the Company's major risks, their mitigation efforts and the status of residual risks. This included detailed reviews of the progress on safety and quality. The Committee also reviewed the Company's decisions and mitigation / control processes around specific products and / or launch related risks.

Additionally, it reviewed the implementation of the IT-Firewall initiative on information security.

During FY2012, the ERM team directly participated in the following:

- Championing the Firewall Initiative: Firewall is a comprehensive security initiative, the end-point of which is implementation of 'people, process and technology' related security measures. With the Company significantly scaling up its operations across the globe, this initiative is essential to ensure that its competitive positioning remains uncompromised from the perspective of information security. The initiative is modeled around the ISO 27001 framework. During the year, the pilot phase of the initiative, comprising



Firewall is a comprehensive security initiative, the end-point of which is implementation of 'people, process and technology' related security measures.


Employees at TDC-1, Hyderabad, Andhra Pradesh, India

five units and IT, was completed. The roll-out to all other units across India is ongoing.

- Valuation of risks and optimization of insurance: The ERM team was engaged in valuing specific product- and launch-related business risks, and evaluated the need for optimizing insurance across various liabilities.

PEOPLE: HR AT DR. REDDY'S

Spread across continents, the company has employees from varied backgrounds, cultures, education background and giving them a safe, progressive and development oriented work environment is a commitment of Dr. Reddy's leadership team. The company has more than 15,000 members in the Dr. Reddy's family out of which around 2,600 employees are at locations outside India.

There is a conscious and focused effort on increasing productivity and building strength on niche skills to support the company's business growth plan. Key organisation initiatives such as "PACE" (Cost Optimization) and "Parivartan" (Excellence in Safety) are fostering a climate of excellence in productivity and safety respectively.

At Dr. Reddy's, the Individual rewards on performance are aligned to the organization and business unit performance. This creates a shared ownership and accountability on common objectives. The process enables managers to differentiate high performers and reward them accordingly. The company has observed significant progress in our vocabulary to differentiate talent.

Talent management and leadership development is one of the key focus areas for the leadership team at Dr. Reddy's and also forms a part of the HR score card for the organization. Emphasis is on identifying high-potential talent and especially young talent across the organization (through formal methods like Talent Management Boards), provide them challenging assignments, track their development / growth and design retention and development plans for such talent. Developing successors and investing in their development forms an integral part of scorecard for all leaders. Critical talent was added in the areas of safety, health and environment, formulation technology, development of differentiated formulations, global sales and marketing, OTC products, strategy, patents, quality and cell and molecular biology.

Dr. Reddy's has been leveraging the home grown concept of 'Self Managed Teams' (SMT) to make workforce agile, empowered and highly engaged. The SMT concept has now been implemented in multiple plants and the results are positive.

Creating and leveraging a culture of continuous learning and leadership development across all levels is the key to Dr. Reddy's growth aspirations. Senior leadership teams meet annually for the Leadership Summit at Boston, USA and with inputs from world class faculty brainstorm and ideate to strategize on topics like performance and execution, talent and leadership, and



The company has more than 15,000 members in the Dr. Reddy's family out of which around 2,600 employees are at locations outside India



Talent management and leadership development is one of the key focus areas for the leadership team at Dr. Reddy's and also forms a part of the HR scorecard for the organization.



Scientist working at our Biologics facility, Hyderabad, Andhra Pradesh, India



Creating and leveraging a culture of continuous learning and leadership development across all levels is the key to Dr. Reddy's growth aspirations.

organizational culture. This year the company has launched programs focused on 'Experienced Leadership Development' and 'Senior Leadership Development' to develop robust pipeline of leaders.

Identification of key talent and capability building programs was an area of special impetus this year. The processes and practices in Human Resource have received acclaims like STAR News HR & Leadership Awards -- in area of learning and talent initiative excellence and award for talent management at employer branding awards.

OUTLOOK

The Company believes that its focus on profitable growth and targeting a leadership position in Global Generics and PSAI will create significant value in the near term. It is addressing the need for infrastructure and capacity increases to meet future growth.

In Global Generics, improving depth through portfolio expansion, consistent delivery of limited competition products and supply chain excellence should lead to a leadership position in key markets. In the PSAI segment, the objective is to be the partner of choice by creating compelling value for customers through leveraging IP, technology and cost leadership. In Proprietary Products, the aim is to create a viable business by calibrating investments to produce a self sustainable model.

The Company expects a positive outlook for the next year. The largest increment of growth is expected to be contributed by the North America generics business. It also expects continued momentum from its key emerging markets.

In a dynamic business environment, the Company's base business model in pharmaceuticals is exposed to considerable volatility, both upwards and downwards. While the upsides create non-linear value for the organization, there is a conscious attempt to protect it against the downsides.

CAUTIONARY STATEMENT

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These financial statements are in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board and accounting principles generally accepted in India and therefore include amounts based on informed judgments and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report. This write-up includes some forward-looking statements, as defined in the US Private Securities Litigation Reform Act of 1995. The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, the Company's ability to successfully implement its strategy, the market's acceptance of and demand for its products, growth and expansion, technological change and exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

BOARD OF DIRECTORS

DR. K ANJI REDDY
Chairman



is the Founder-Chairman of Dr. Reddy's. He served in the state-owned Indian Drugs and Pharmaceuticals Limited from 1969 to 1975; he was Founder-Managing Director of Uniloids Limited from 1976 to 1980 and Standard Organics Limited from 1980 to 1984, before founding Dr. Reddy's in 1984. Under Dr. Reddy's leadership, the Company became a pioneer in the Indian pharmaceutical industry. It turned the Indian bulk drug industry from import-dependent in the mid-80s to self-reliant in the mid-90s and, finally, into the export-oriented industry that it is today.

Dr. Reddy's was the first Company to initiate drug discovery research in India in 1993 and has led the industry in turning from 'immitators' into innovators.

Dr. Reddy is a recipient of the 'Padma Shri' and the 'Padma Bhushan', two of India's prestigious civilian honours.

He holds a Bachelor of Science degree in Pharmaceuticals and Fine Chemicals from Bombay University and a Ph.D. in Chemical Engineering from National Chemical Laboratory, Pune, India.

MR. G V PRASAD
Vice-Chairman and
Chief Executive Officer



joined the Board in 1986 and leads the core team that drives the growth and performance of Dr. Reddy's. He has been Vice-Chairman & CEO of Dr. Reddy's since 2001, when Cheminor Drugs Limited, the company of which he was then Managing Director, merged with Dr Reddy's.

Prasad has played a key role in the evolution of Dr. Reddy's from a mid-sized pharmaceutical company into a globally respected pharmaceutical major. He is widely credited as the architect of Dr. Reddy's successful global generics strategy.

He is dedicated to building the innovation side of the business and drives the sustainability agenda at Dr. Reddy's. He nurtured new lines of business, helped to build a high-talent organization, and was instrumental in introducing best-in-class practices in corporate governance.

Prasad holds a degree in Chemical Engineering from the Illinois Institute of Technology, Chicago, USA and a Masters in Industrial Administration from Purdue University, USA.

MR. SATISH REDDY
Managing Director and
Chief Operating Officer



joined Dr. Reddy's in 1993 as Executive Director. He played an instrumental role in the Company's transition from a bulk drugs manufacturer to a global player in the branded generics space by spearheading the Company's entry into emerging markets. Satish steers Dr. Reddy's Pharmaceutical Services and Active Ingredients (PSAI) and Global Generics businesses, two of the Company's core revenue generating streams. In 1997, he was appointed Managing Director. In the mid-90s, as the Company prepared for its global foray, Satish anchored the establishment of key systems and initiatives that positioned Dr. Reddy's for rapid expansion and helped build the Company's brand and corporate identity. He focused on translating Dr. Reddy's strategy into action to drive its growth and performance globally.

Satish graduated in Chemical Engineering from Osmania University, Hyderabad, and holds a Masters in Medicinal Chemistry from Purdue University, USA.

DR. OMKAR GOSWAMI
Independent Director



joined the Company's Board in 2000. Since April 2004, he has been the Founder and Chairman of CERG Advisory Private Limited, a consulting and advisory firm. He taught and researched economics for 18 years at Oxford, Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi. In March 1997, he moved away from formal academics to become the Editor of *Business India*, one of the country's most prestigious business magazines. From August 1998 up to March 2004, Dr. Goswami served as Chief Economist of the Confederation of Indian Industry – the premier apex industry organization of India. He also holds directorship in Infosys Limited, Crompton Greaves Limited, IDFC Limited, Ambuja Cements Limited, Cairn India Limited, DSP Black Rock Investment Managers Private Limited, Godrej Consumer Products Limited, Max New York Life Insurance Company Limited, Max India Limited and Avantha Power and Infrastructure Limited.

A professional economist, Dr. Goswami did his Masters in Economics from the Delhi School of Economics and his D.Phil (Ph.D.) from Oxford University.

MR. RAVI BHOOTHALINGAM
Independent Director



joined the Company's Board in 2000.
Mr. Bhoothalingam has served as the President of The Oberoi Group and was responsible for the group's worldwide operations. He has also served as Head of Personnel at British American Tobacco (BAT) Plc, as Managing Director of Vazir Sultan Tobacco (VST) Industries Limited and as a Director of ITC Limited. He also holds directorship in Sona Koyo Steering Systems Limited.

Mr. Bhoothalingam holds a Bachelor of Science degree in Physics from St. Stephens College, Delhi and a Master's degree in Experimental Psychology from Gonville and Caius College, Cambridge University.

MR. ANUPAM PURI
Independent Director



joined the Company's Board in 2002. From 1970 to 2000, Mr. Anupam Puri was with McKinsey & Company, a leading management consultancy firm. He worked globally with corporate clients in several industries on strategy and organizational issues, and also served several governments and multilateral institutions on public policy.

Mr. Puri spearheaded the development of McKinsey's India practice, oversaw the Asian and Latin American offices, and was an elected member of the Board. He is currently a management consultant. He also holds directorship in Mahindra & Mahindra Limited, Tech Mahindra Limited, Mumbai Mantra Media Limited and Dr. Reddy's Laboratories Inc, USA.

Mr. Puri holds an M. Phil. in Economics from Nuffield College, Oxford University, UK, an MA in Economics from Balliol College, Oxford University, and a BA in Economics from Delhi University, India.

DR. J P MOREAU
Independent Director



joined the Company's Board in 2007. He founded Biomeasure Incorporated based near Boston and has been its President and CEO. Prior to that he was working as Executive Vice-President and Chief Scientific Officer of the IPSEN Group and was responsible for the group's discovery and innovation with facilities in Paris, London, Barcelona and Boston. He was Vice-President, Research from April 1994 and has been a member of the Executive Committee of IPSEN Group since that date. He has published over 50 articles in scientific journals and is named as an inventor of more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. Dr. Moreau was also responsible for establishing Kinerton Limited in Ireland in March 1989, a wholesale manufacturer of therapeutic peptides. Dr. Moreau also holds directorship in Mulleris Therapeutics Inc. USA.

Dr. Moreau has a degree in Chemistry from the University of Orleans and a D.Sc. in Biochemistry. He has also conducted post-doctorate research at the École Polytechnique.

MS. KALPANA MORPARIA
Independent Director



joined the Company's Board in 2007. She is the Chief Executive Officer of J.P. Morgan, India, where she leads their Business Groups (investment banking, asset management, treasury services and principal investment management) & Service Groups (global research, finance, technology and operations). She is also a member of J.P. Morgan's global strategy team headquartered in New York and the J.P. Morgan Asia Pacific Executive Committee.

Prior to becoming CEO of J.P. Morgan India, Ms. Morparia served as Vice Chair on the Boards of ICICI Group. She joined the ICICI Group in 1975 and was the Joint Managing Director of ICICI Group from 2001 to 2007. She was named one of 'The 50 Most Powerful Women' in 'International Business' by Fortune magazine in 2008; one of the 25 most powerful women in Indian business by Business Today, a leading Indian business journal, in 2004, 2005, 2006 and 2008; and one of 'The 100 most Powerful Women' by Forbes magazine in 2006. She also holds directorship in Bennett, Coleman & Co. Limited, CMC Limited and Philip Morris International Inc., USA. She is also a member of the Governing Board of Bharti Foundation.

A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India.

DR. BRUCE L A CARTER
Independent Director



joined the Company's Board in 2008. He was the Chairman of the Board and Chief Executive Officer of ZymoGenetics, Inc. USA. Dr. Carter was appointed Chairman of the Board of ZymoGenetics in April 2005. From April 1998 to January 2009, he served as Chief Executive Officer of ZymoGenetics. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1988, Novo Nordisk acquired ZymoGenetics and, in 1994, Dr. Carter was promoted to Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G.D. Searle & Co. Limited from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin from 1975 to 1982. Dr. Carter is Executive Chairman of Immune Design Corp. USA, and also holds directorship in QLT Inc., Canada, TB Alliance, USA, and Xencor, USA.

Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London.

DR. ASHOK SEKHAR GANGULY
Independent Director



joined the Company's Board in 2009. He is currently the Chairman of ABP Private Limited (Ananda Bazar Patrika Group) and was a Director on the Central Board of Reserve Bank of India, from 2001 to 2009.

Dr. Ganguly is a member of the Prime Minister's Council on Trade and Industry as well as the Investment Commission and the India-USA CEO Council, set up by the Prime Minister of India and the President of the US. He is also a member of the National Knowledge Commission to the Prime Minister of India.

Dr. Ganguly was the Chairman of Hindustan Lever Limited from 1980 to 1990, and member of the Unilever Board from 1990 to 1997 with responsibility for world-wide research and technology.

He also holds directorship in Mahindra & Mahindra and Wipro Limited and serves as a member of Advisory Board of Diageo India Pvt. Limited.

He is a recipient of the 'Padma Bhushan' as well as 'Padma Vibhushan', two of India's prestigious civilian honours. At present, he serves as a member of the Rajya Sabha, the upper house of the Parliament of India.

MR. SRIDAR IYENGAR
Independent Director



joined the Company's Board in 2011. He is an independent mentor investor in early stage start-ups and companies. For more than 35 years, he has worked in the UK, US and India with a large number of companies, advising them on strategy and other issues.

Mr. Iyengar is the former President of Foundation for Democratic Reforms in India, a US-based non-profit organization. He is also an advisor to several venture and private equity funds in India.

Earlier, Mr. Iyengar was a senior partner with KPMG in the US and UK and served for three years as the Chairman and CEO of KPMG's operations in India.

Mr. Iyengar also holds directorship in Infosys Limited, Infosys BPO Limited, ICICI Bank Limited, Rediff.com Limited, Mahindra Holidays and Resorts India Limited, CL Educate Limited, ICICI Prudential Life Insurance Company Limited, Cleartrip Travel Services Private Limited, AverQ Inc., Kovair Software Inc., Rediff Holdings Inc., Cleartrip Inc., iYogi Limited, TiE Silicon Valley Inc. and American India Foundation.

He holds a Bachelor of Commerce with Honors degree from the University of Calcutta and is a Fellow of the Institute of Chartered Accountants in England and Wales.

MANAGEMENT COUNCIL



SITTING LEFT TO RIGHT SATISH REDDY, AMIT PATEL, DR. R ANANTHANARAYANAN, DR. CARTIKEYA REDDY, G V PRASAD

STANDING LEFT TO RIGHT DR. AMIT BISWAS, SAUMEN CHAKRABORTY, UMANG VOHRA, ABHIJIT MUKHERJEE, SAMIRAN DAS, DR. RAGHAV CHARI, M V RAMANA



MANAGEMENT COUNCIL				
NAME	**DESIGNATION**	**QUALIFICATION**	**AGE**	**DATE OF JOINING THE COMPANY**
G V PRASAD	Vice-Chairman & Chief Executive Officer	B.SC. (CHEM. ENG.), M.S. (INDL. ADMN.)	52	30 June 1990
SATISH REDDY	Managing Director & Chief Operating Officer	B.TECH., M.S. (MEDICINAL CHEMISTRY)	45	18 January 1993
ABHIJIT MUKHERJEE	President Global Generics	B.TECH. (CHEM.)	54	15 January 2003
DR. AMIT BISWAS	Executive Vice-President Integrated Product Development	B.TECH. (CHEM.), MASTERS (POLYMER SCIENCE), PH.D.	52	12 July 2011
AMIT PATEL	Executive Vice-President North America Generics	B.S., B.A.S., MBA	37	06 August 2003
DR. CARTIKEYA REDDY	Senior Vice-President Biologics	B.TECH., M.S., PH.D.	42	20 July 2004
M V RAMANA	Senior Vice-President Emerging Markets, Global Generics	MBA	44	15 October 1992
DR. R ANANTHANARAYANAN	President Pharmaceutical Services & Active Ingredients	B. PHARM., PH.D.	47	06 August 2010
DR. RAGHAV CHARI	Senior Vice-President Proprietary Products	M.S. (PHYSICS), PH.D.	42	25 September 2006
SAMIRAN DAS	Executive Vice-President FTO and GGPM	B.TECH. (MECH.)	52	15 June 2011
SAUMEN CHAKRABORTY	President and Global Head Quality, HR and IT	B.SC. (H), MBA - IIM	51	02 July 2001
UMANG VOHRA	Executive Vice-President and Chief Financial Officer	B.E., MBA	41	18 February 2002

CORPORATE GOVERNANCE



Dr. Reddy's Laboratories Limited ('Dr. Reddy's' or 'the Company') believes that timely disclosures, transparent accounting policies and a strong and independent Board go a long way in maintaining good corporate governance, preserving shareholders trust and maximizing long-term corporate value.

Given the Company's size and complexity in operations, Dr. Reddy's corporate governance framework is based on the following main principles:

- Appropriate composition and size of the Board, with each Director bringing in key expertise in different areas.
- Proactive flow of information to the members of the Board and Board Committees to enable effective discharge of fiduciary duties.
- Ethical business conduct by the Board, management and employees.
- Well developed systems and processes for internal controls on all operations, risk management and financial reporting.
- Timely and accurate disclosure of all material operational and financial information to the stakeholders.

The Securities and Exchange Board of India (SEBI) regulates corporate governance for listed companies through Clause 49 of its Listing Agreement. Dr. Reddy's is in full compliance with Clause 49. It is also in compliance with the applicable corporate governance standards of the New York Stock Exchange (NYSE).

This chapter of the annual report together with information given under the chapters entitled *Management Discussion and Analysis* and *Additional Shareholders' Information* constitute the compliance report of the Company on corporate governance during FY2012.

BOARD OF DIRECTORS

COMPOSITION

As on 31 March 2012, the Board of Dr. Reddy's had 11 Directors, comprising (i) three Executive Directors, including the Chairman, and (ii) eight Independent Directors as defined under the Listing Agreement with Indian Stock Exchanges and the Corporate Governance Guidelines of the NYSE Listed Company Manual. Detailed profiles of the Directors have been discussed in this annual report.

The Directors have expertise in the fields of strategy, management, finance, operations, science, technology, human resource development and economics. The Board provides leadership, strategic guidance, objective and independent view to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure.

Each Director informs the Company on an annual basis about the Board and Board Committee positions he / she occupies in other companies including Chairmanships and notifies changes during the term of their directorship in the Company. **Table 1** gives the composition of Dr. Reddy's Board, their positions, relationship with other Directors, date of joining the Board, other Directorships and memberships of Committees held by each of them.

TERM OF BOARD MEMBERSHIP

As per the provisions of the Companies Act, 1956, one-third of the Board members (other than Executive Directors) who are subjected to retire by rotation, retire every year; and approval of shareholders is sought for the re-appointment of such retiring members, if eligible. Executive Directors are appointed by shareholders for a maximum period of five years at a time, and are eligible for re-appointment upon completion of the term. The Board, on the recommendations of the Nomination, Governance and Compensation Committee, considers the appointment and re-appointment of Directors.

FY2012 represents fiscal year 2011-12, from 1 April 2011 to 31 March 2012, and analogously for FY2011 and previously such labeled years.

SELECTION AND APPOINTMENT OF NEW DIRECTORS

Induction of any new member on the Board of Directors is the responsibility of the Nomination, Governance and Compensation Committee, which is entirely composed of Independent Directors. Taking into account the existing composition and organization of the Board, and the requirement of new skill sets, if any, the Nomination, Governance and Compensation Committee reviews potential candidates in terms of their expertise, skills, attributes, personal and professional backgrounds and their ability to attend meetings in India.

The Committee then places the details of such candidates that meet these criteria to the Board of Directors for their consideration. If the Board approves, the person is appointed as an Additional Director, subject to the approval of shareholders in the Company's Annual General Meeting.

DIRECTORS' SHARE AND DEBENTURE HOLDING IN THE COMPANY

Table 2 on page no. 58 gives details of shares, debentures and stock options held by the Directors as on 31 March 2012.

TABLE 1 COMPOSITION OF DR. REDDY'S BOARD AND OTHER DIRECTORSHIPS HELD AS ON 31 MARCH 2012

NAME	POSITION	RELATIONSHIP WITH OTHER DIRECTORS	DATE OF JOINING	DIRECTORSHIPS IN INDIA U/S. 275 OF THE COMPANIES ACT, 1956	OTHER DIRECTORSHIPS[1]	COMMITTEE MEMBERSHIP[2]	CHAIRMANSHIP IN COMMITTEES[2]
Dr. K Anji Reddy	Executive Chairman	Father of Mr. Satish Reddy and father-in-law of Mr. G V Prasad	24 February 1984	5	29	-	-
Mr. G V Prasad	Vice Chairman and CEO	Son-in-law of Dr. K Anji Reddy and brother-in-law of Mr. Satish Reddy	8 April 1986	12	38	2	1
Mr. Satish Reddy[3]	Managing Director and COO	Son of Dr. K Anji Reddy and brother-in-law of Mr. G V Prasad	18 January 1993	11	42	3	-
Dr. Omkar Goswami	Independent Director	None	30 October 2000	10	2	4	4
Mr. Ravi Bhoothalingam	Independent Director	None	30 October 2000	2	-	1	2
Mr. Anupam Puri	Independent Director	None	4 June 2002	4	1	2	-
Dr. J P Moreau	Independent Director	None	18 May 2007	1	2	-	-
Ms. Kalpana Morparia	Independent Director	None	5 June 2007	3	4	1	1
Dr. Bruce L A Carter	Independent Director	None	21 July 2008	1	4	-	-
Dr. Ashok S Ganguly	Independent Director	None	23 October 2009	3	2	-	-
Mr. Sridar Iyengar[4]	Independent Director	None	22 August 2011	8	8	3	3

[1] Other Directorships are those which are not covered under Section 275 of the Companies Act, 1956.
[2] Membership / Chairmanship in Audit and Shareholders' Grievance Committees of all public limited companies, whether listed or not, including Dr. Reddy's are considered. Foreign companies, private limited companies and companies under Section 25 of the Companies Act, 1956 have been excluded.
[3] Mr. Satish Reddy has been re-appointed as Whole-time Director designated as Managing Director and Chief Operating Officer for a further period of five years, effective from 1 October 2012, by the Board of Directors at their meeting held on 3 February 2012, subject to the approval of shareholders.
[4] Mr. Sridar Iyengar joined the Board of the Company effective from 22 August 2011.

TABLE 2 SHARES, DEBENTURES AND STOCK OPTIONS HELD BY THE DIRECTORS AS ON 31 MARCH 2012			
NAME	NO. OF SHARES HELD	NO. OF DEBENTURES HELD	STOCK OPTIONS HELD[1]
Dr. K Anji Reddy[2]	-	-	-
Mr. G V Prasad	1,365,840	-	-
Mr. Satish Reddy	1,205,832	7,234,992	-
Dr. Omkar Goswami	20,400	108,000	2,400
Mr. Ravi Bhoothalingam	20,400	108,000	2,400
Mr. Anupam Puri (ADRs)	16,498	-	4,802[3]
Dr. J P Moreau (ADRs)	2,400	-	2,400[3]
Ms. Kalpana Morparia	8,400	36,000	2,400
Dr. Bruce L A Carter (ADRs)	9,400	-	2,400[3]
Dr. Ashok S Ganguly	2,400	-	2,400
Mr. Sridar Iyengar	-	-	-

[1] Stock options held were granted to Independent Directors in the Board meeting held on 18 May 2009, 6 May 2010 and / or 13 May 2011.
[2] Dr. K Anji Reddy owns 40% of Dr. Reddy's Holdings Limited, which in turn owns 39,729,284 shares of Dr. Reddy's Laboratories Limited. Various members of his family own the balance shares in Dr. Reddy's Holdings Limited.
[3] Stock options held pursuant to the ADR Stock Option Scheme, 2007.

MEETINGS OF THE BOARD

The Company plans and prepares the schedule of the Board and Board Committee meetings in advance to assist the Directors in scheduling their program. The schedule of meetings and agenda for meeting is finalized in consultation with the Directors of the Company. The agenda of the meeting is pre-circulated with presentations, detailed notes, supporting documents and executive summary.

Under Indian laws, the Board of Directors must meet at least four times a year, with a maximum time gap of four months between two Board meetings. Dr. Reddy's Board met five times during the financial year under review: on 13 May 2011, 20 July 2011, 22 August 2011, 25 October 2011 and 3 February 2012. The Company held a minimum of one Board meeting in each quarter as required under the Companies Act, 1956. Details of Directors and their attendance in Board meetings and Annual General Meeting are given in **Table 3**.

The Board and its Committee meetings at Dr. Reddy's typically comprise two-days sessions. In the course of these meetings, the business unit heads and key management personnel make presentations to the Board. The Board is updated on the discussions at the Committee meetings and the recommendations through the Chairman of the various Committees.

INFORMATION GIVEN TO THE BOARD

The Company provides the following information to the Board and the Board Committees. Such information is submitted either as part of the agenda papers in advance of the meetings or by way of presentations and discussion material during the meetings.

- Annual operating plans and budgets, capital budgets, updates and all variances.
- Quarterly, half yearly and annual results of the Company and its operating divisions or business segments.
- Detailed presentations on the progress in research and development (R&D) and new drug discoveries.
- Minutes of meetings of Audit Committee and other Committees.
- Information on recruitment and remuneration of key executives below the Board level.
- Significant regulatory matters concerning Indian or foreign regulatory authorities.
- Issues which involves possible public or product liability claims of a substantial nature, if any.
- Risk analysis of various products, markets and businesses.
- Detailed analysis of potential acquisition targets or possible divestments.
- Details of any joint venture or collaboration agreements.
- Transactions that involve substantial payment towards, or impairment of goodwill, brand equity or intellectual property.
- Significant sale of investments, subsidiaries, assets, which are not in the normal course of business.
- Contracts in which Director(s) are deemed to be interested.
- Materially important show cause, demand, prosecution and penalty notices, if any.
- Fatal or serious accidents or dangerous occurrences, if any.
- Significant effluent or pollution problems, if any.

TABLE 3 DIRECTORS' ATTENDANCE AT DR. REDDY'S BOARD MEETINGS AND AGM HELD DURING FY2012

NAME	MEETINGS HELD IN DIRECTOR'S TENURE	NUMBER OF BOARD MEETINGS ATTENDED	ATTENDANCE IN LAST AGM ON 21 JULY 2011
Dr. K Anji Reddy	5	4[1]	Present
Mr. G V Prasad	5	5	Present
Mr. Satish Reddy	5	5	Present
Dr. Omkar Goswami	5	5	Present
Mr. Ravi Bhoothalingam	5	4[1]	Present
Mr. Anupam Puri	5	4[1]	Present
Dr. J P Moreau	5	5	Present
Ms. Kalpana Morparia	5	5	Present
Dr. Bruce L A Carter	5	5	Present
Dr. Ashok S Ganguly	5	5	Present
Mr. Sridar Iyengar	3	3	NA

[1] Were given leave of absence on request.

- Materially relevant default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company, if any.
- Significant labor problems and their proposed solutions, if any.
- Significant development in the human resources and industrial relations fronts.
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement.
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholders services such as non-payment of dividend and delays in share transfer, if any.
- Subsidiary companies minutes, financial statements, significant investments.
- Significant transactions and arrangements.

POST MEETING FOLLOW-UP MECHANISM

The important decisions taken at the Board / Board Committees' meetings are communicated to the concerned departments / divisions promptly. An action taken / status report on the decisions of the previous meeting(s) is placed at the next meeting of the Board / Board Committees for information and further recommended action(s), if any.

MEETINGS OF INDEPENDENT DIRECTORS IN EXECUTIVE SESSION

During FY2012, the Independent Directors of Dr. Reddy's met four times in executive sessions without the presence of management. In addition to these four, the Company is ready to facilitate such sessions as and when required by the Independent Directors. An Independent Director, with or without other Independent Directors, takes the lead to provide structured feedback to the Board about the key elements that emerge out of these executive sessions.

ANNUAL BOARD RETREAT

During FY2012, the Annual Board Retreat was organized at Moscow, Russia on 22-24 August 2011. In the retreat, the Board discussed various business strategy and governance matters. Presentations were made on topics covering global pharmaceutical trends. Further, as a part of the retreat agenda, the Board also conducted a strategy review of the Company's business segments.

DIRECTOR'S REMUNERATION

The Executive Directors are appointed by shareholders' resolution for a period of five years. No severance fees is payable to the Executive Directors. Except the commission payable, all other components of remuneration to the Executive Directors are fixed and in line with the Company's policies.

The remuneration for the three Executive Directors, including the commission based on net profits of the Company, is recommended by the Nomination, Governance and Compensation Committee to the Board for consideration. The commission to be paid to the Executive Directors is decided by the Board every year, within the limits approved by the shareholders.

The Independent Directors receive sitting fees for attending meetings of the Board and its Committees, and commission based on the net profits of the Company. The remuneration including commission payable to the Directors during the year under review was in conformity with the applicable provisions of the Companies Act, 1956, and duly considered and approved by the Board and the shareholders. The remuneration paid or payable to the Directors for their services rendered during FY2012 is given in **Table 4** on page no. 60.

TABLE 4 REMUNERATION PAID OR PAYABLE TO THE DIRECTORS FOR FY2012					(IN RS. '000)
NAME OF DIRECTORS	SITTING FEES[1]	COMMISSION[2]	SALARIES	PERQUISITES[3]	TOTAL
Dr. K Anji Reddy	-	100,000	7,984	2,755	110,739
Mr. G V Prasad	-	72,500	6,300	2,783	81,583
Mr. Satish Reddy	-	72,500	3,600	2,962	79,062
Dr. Omkar Goswami	105	7,453	-	-	7,558
Mr. Ravi Bhoothalingam	160	6,614	-	-	6,774
Mr. Anupam Puri	110	7,173	-	-	7,283
Dr. J P Moreau	105	7,250	-	-	7,355
Ms. Kalpana Morparia	125	6,944	-	-	7,069
Dr. Bruce L A Carter	105	7,504	-	-	7,609
Dr. Ashok S Ganguly	125	7,199	-	-	7,324
Mr. Sridar Iyengar	70	4,299	-	-	4,369

[1] Sitting fees include fees for Board as well as Board Committee meetings @ Rs. 10,000 per meeting.

[2] Payment of commission is variable, and based on percentage of net profit calculated according to Sections 198 / 349 of the Companies Act, 1956. The commission would be paid after the Annual General Meeting, scheduled to be held on 20 July 2012. The Board of Directors recommended for a fixed commission of Rs. 4,578,750 (US$ 90,000) per Independent Director; a specific commission of Rs. 1,017,500 (US$ 20,000) to the Chairman of the Audit Committee; Rs. 763,125 (US$ 15,000) to the Chairman of Science, Technology and Operations Committee, Nomination, Governance and Compensation Committee and Risk Management Committee; Rs. 508,750 (US$ 10,000) to the other members of the Committees; Rs. 254,375 (US$ 5,000) variable fee per meeting linked to the attendance at the Board meeting to every Non-executive Director. Other than the above, a specific compensation of Rs. 76,313 (US$ 1,500) per meeting was paid towards foreign travel to the Directors.

[3] Perquisites include medical reimbursement for self and family according to the rules of the Company, leave travel assistance, personal accident insurance, Company's vehicle with driver for official use, telephone at residence and mobile phone, contribution to Provident Fund and Superannuation Scheme. All these benefits are fixed in nature.

The criteria for making payments to the Executive Directors are:

- Salary, as recommended by the Nomination, Governance and Compensation Committee and approved by the Board and the shareholders. Perquisites and retirement benefits are also paid in accordance with the Company's compensation policies, as applicable to all employees.
- Shareholders of the Company have approved the payment of commission on the net profits calculated in accordance with Sections 198 / 349 of the Companies Act, 1956 to all Executive Directors.
- The Nomination, Governance and Compensation Committee decide the amount of commission payable every year within the overall limit, as approved by the shareholders.
- Remuneration paid to the Executive Directors is determined keeping in view the industry benchmarks.

The criteria for making payments to the Independent Directors are given below:

- Independent Directors are paid sitting fees for each meeting of the Board or Board Committee @ Rs. 10,000 per meeting attended by them.
- Shareholders of the Company have approved the payment of commission up to 0.5 percent of net profits calculated in accordance with Sections 198 / 349 of the Companies Act, 1956 collectively to all the Independent Directors.
- The Board decides the amount of commission payable to Independent Directors every year, within the overall limit of 0.5 percent of net profits and in line with the Company's performance. The compensation is also benchmarked with some top Indian companies.
- Remuneration paid to Independent Directors is determined by keeping in view the industry benchmarks, and also on the basis of their memberships in various committees of the Board and attendance.
- Shareholders of the Company approved granting of up to 200,000 stock options in aggregate at any point of time during the financial years starting from 2011-12 and ending with 2015-16 to all the Directors (except the three Executive Directors). Of this, up to 60,000 stock options can be granted in a single financial year to the Directors, as aforesaid, under any of the stock option plans, either existing or to be framed in future, on such terms and conditions as the Nomination, Governance and Compensation Committee / Board of Directors may think fit.

INDEPENDENT DIRECTORS

The Independent Directors of the Company head the following governance and / or Board Committee functions:

- **Mr. Anupam Puri**: Governance, corporate strategy and Lead Independent Director.
- **Dr. Bruce L A Carter**: Enterprise risk management.
- **Dr. Ashok S Ganguly**: Science, technology and operations.
- **Ms. Kalpana Morparia**: Internal audit and controls.

- **Dr. Omkar Goswami**: Finance, internal controls and financial risk management.
- **Mr. Ravi Bhoothalingam**: Compliance and Ombudsperson for the whistle blower policy of the Company.
- **Dr. J P Moreau**: Pharmaceutical regulatory compliance.
- **Mr. Sridar Iyengar**: Subsidiary governance and overview.

RISK MANAGEMENT

The Company has an enterprise-wide risk management (ERM) system in place. An independent Risk Management Committee of the Board oversees and reviews the risk management framework, assessment of risks, and management and minimization procedures. The Committee reports its findings and observations to the Board. A section on risk management practices of the Company under the ERM framework forms a part of the chapter on *Management Discussion and Analysis* in this annual report.

COMPLIANCE REVIEWS

Dr. Reddy's has a dedicated team under an identified Chief Compliance Officer (other than such an officer under the Listing Agreement) for overseeing compliance activities — including monitoring, and a defined framework to review the compliances with all laws applicable to the Company. The compliance status is periodically updated to the senior management team including the CEO and the COO through forums and review meetings. Presentations are scheduled in the quarterly Audit Committee meetings regarding the status on compliance.

CODE OF BUSINESS CONDUCT AND ETHICS AND OMBUDSPERSON PROCEDURE

The Company has adopted a Code of Business Conduct and Ethics (the 'Code'), which applies to all its Directors and employees of the Company, its subsidiaries and affiliates. It is the responsibility of all Directors and employees to familiarize themselves with this Code and comply with its standards.

An Ombudsperson procedure has also been made under this Code, which (i) describes the Ombudsperson framework, (ii) takes into account procedures for investigation and communication of any report on any violation or suspected violation of the Code, (iii) accepts appeal against any decision taken by Ombudsperson, and (iv) encourages the submission of complaint against any retaliation action against any employee. An Independent Director is the Ombudsperson; the reports and complaints submitted to the Company and their resolution status are reported through the Ombudsperson to the Audit Committee.

The Code of Business Conduct and Ethics and Ombudsperson procedure has been posted on the Company's website – www.drreddys.com

The Board and the senior management across the globe affirm compliance with the Code of Business Conduct and Ethics annually. A certificate of the Vice-Chairman and Chief Executive Officer of the Company to this effect is enclosed as **Exhibit 1** to this section.

RELATED PARTY TRANSACTIONS

The details of related party transactions are discussed in detail in page no. 128 of this annual report. All related party transactions during the year, whether in the ordinary course of business or not, were placed before the Audit Committee and subsequently before the Board. All related party transactions were on arm's length basis.

SUBSIDIARY COMPANIES

The Audit Committee of the Company reviews the financial statements of the subsidiary companies. The Audit Committee also reviews investment made by subsidiary companies, minutes of their Board meetings, and the statement of all significant transactions and arrangements entered into by the subsidiary companies. None of the Indian subsidiary of the Company falls under the term 'material non-listed Indian subsidiary' as defined under Clause 49 of the Listing Agreement.

DISCLOSURE ON ACCOUNTING TREATMENT

In the preparation of financial statements for FY2012, there is no treatment of any transaction different from that prescribed in the Accounting Standards notified by the Government of India under Section 211(3C) of the Companies Act, 1956.

COMMITTEES OF THE BOARD

The Board Committees focus on specific areas and make informed decisions within the authority delegated. Each such Committee is guided by its Charter, which defines the composition, scope and powers. The Committees also make specific recommendations to the Board on various matters when required. All observations, recommendations and decisions of the Committees are placed before the Board for information or for approval.

The Company has seven Board-level Committees, namely:

- Audit Committee
- Nomination, Governance and Compensation Committee
- Science, Technology and Operations Committee
- Risk Management Committee
- Shareholders' Grievance Committee
- Investment Committee and
- Management Committee

AUDIT COMMITTEE

The management is responsible for the Company's internal controls and the financial reporting process while the statutory auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits.

The Board of Directors has entrusted the Audit Committee to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting. The primary responsibilities of the Audit Committee are to:

- Supervise the financial reporting process.
- Review the quarterly and annual financial results before placing them to the Board along with related disclosures and filing requirements.
- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function.
- Discuss with management the Company's major policies with respect to risk assessment and risk management.
- Hold discussions with statutory auditors on the nature and scope of audits and any views that they have about the financial control and reporting processes.
- Ensure compliance with accounting standards and with listing requirements with respect to the financial statements.
- Recommend the appointment and removal of external auditors and their fees.
- Recommend the appointment of cost auditors.
- Review the independence of auditors.
- Ensure that adequate safeguards have been taken for legal compliance both for the Company and its other Indian as well as foreign subsidiaries.
- Review related party transactions.
- Review the functioning of Whistle Blower mechanism.
- Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002.

The Audit Committee is entirely composed of Independent Directors. All members of the Audit Committee are financially literate and bring in expertise in the fields of finance, economics, human resource development, strategy and management.

Presently the Committee consists of Dr. Omkar Goswami (Chairman), Mr. Ravi Bhoothalingam, Ms. Kalpana Morparia and Mr. Sridar Iyengar. All have accounting and / or related financial management and / or economic expertise.

The Audit Committee met four times during FY2012: 12 May 2011, 20 July 2011, 24 October 2011 and 2 February 2012. It also met the key members of finance team and internal audit team along with COO and CFO to discuss matters relating to audit, compliance and accounting. During the year, the Committee also met statutory auditors without the presence of the management on more than one occasion. In addition, the Chairman of the Audit Committee and other members met to review other processes, particularly the progress on internal control mechanisms to prepare for certification under Section 404 of the Sarbanes-Oxley Act, 2002.

The Company is in compliance with the provisions of the amended Clause 49 of the Listing Agreement on the time gap between any two Audit Committee meetings. **Table 5** gives the composition and attendance record of the Audit Committee.

The Managing Director and COO, the CFO and the Chief Internal Auditor are permanent invitees to all Audit Committee meetings. The statutory auditors of the Company are present in the Audit Committee meetings during the year. The Company Secretary officiates as the secretary of the Committee.

Audit Committee meetings are generally preceded by pre-Audit Committee conference calls with the Committee members, the CFO, the internal audit and compliance teams, the external auditors and other key finance personnel from the Company. These calls discuss major audit related matters and identify items that need further face-to-face discussion at the Audit Committee meetings.

The internal and statutory auditors of the Company discuss their audit findings and updates with the Audit Committee and submit their views directly to the Committee. Separate discussions are held with the internal auditors to focus on compliance issues and to conduct detailed reviews of the processes and internal controls in the Company.

The report of the Audit Committee is enclosed as **Exhibit 2** to this chapter.

TABLE 5 AUDIT COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2012

COMMITTEE MEMBERS	POSITION	MEETINGS HELD[1]	MEETINGS ATTENDED
Dr. Omkar Goswami	Chairman	4	4
Mr. Ravi Bhoothalingam	Member	4	4
Ms. Kalpana Morparia	Member	4	4
Mr. Sridar Iyengar[2]	Member	2	2

[1] Meetings held during tenure of Committee's membership.
[2] Became member effective from 22 August 2011.

NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE

The Nomination, Governance and Compensation Committee entirely comprises of Independent Directors. The primary functions of the Committee are to:

- Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board's effectiveness.
- Assess the Company's policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensuring the Company is at the forefront of good governance practices.
- Regularly examine ways to strengthen the Company's organizational health, by improving the hiring, retention, motivation, development, deployment and behavior of management and other employees. In this context, the Committee also reviews the framework and processes for motivating and rewarding performance at all levels of the organization, reviews the resulting compensation awards, and makes appropriate proposals for Board approval. In particular, it recommends all forms of compensation to be granted to Directors, executive officers and senior management employees of the Company.

The Committee also administers Dr. Reddy's Employees Stock Option Scheme, 2002, and Dr. Reddy's Employees ADR Stock Option Scheme, 2007. The details of stock options granted by the Committee have been discussed in the Directors' Report.

The head of Human Resources (HR) makes periodic presentations to the Committee on organization structure, talent management, leadership, performance appraisals, increments, performance bonus recommendations and other HR matters.

The Nomination, Governance and Compensation Committee met five times during the year: on 12 May 2011, 25 May 2011, 22 August 2011, 24 October 2011 and 2 February 2012. The Vice-Chairman and CEO is permanent invitee to all Nomination, Governance and Compensation Committee meetings. The head of HR is the secretary of the Committee.

The report of the Nomination, Governance and Compensation Committee is enclosed as **Exhibit 3** to this chapter.

Table 6 gives the composition and attendance record of the Nomination, Governance and Compensation Committee.

SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE

The Science, Technology and Operations Committee of the Board entirely comprises of Independent Directors. The primary functions of the Committee are to:

- Advise the Board and management on scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations.
- Assist the Board and management to stay abreast of novel scientific and technologies developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, to help assure the Company makes well-informed choices in committing its resources.
- Assist the Board and the management in creation of valuable Intellectual Property (IP).
- Review the status of non-infringement patent challenges.
- Assist the Board and the management in building and nurturing science in the organization in line with its business strategy.

The Vice-Chairman and CEO is permanent invitee to all Science, Technology and Operations Committee meetings. Corporate officers heading IPDO, Proprietary Products and Biologics are secretaries of the Committee with regard to their respective business.

The Committee met four times during the year: on 12 May 2011, 20 July 2011, 24 October 2011 and 2 February 2012. The report of the Science, Technology and Operations Committee is enclosed as **Exhibit 4** to this chapter. **Table 7** on page no. 64 gives the composition and attendance record of the Science, Technology and Operations Committee.

TABLE 6 NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2012

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Mr. Anupam Puri	Chairman	5	5
Mr. Ravi Bhoothalingam	Member	5	4[1]
Ms. Kalpana Morparia	Member	5	5
Dr. Ashok S Ganguly	Member	5	5

[1] Was given leave of absence on request.

RISK MANAGEMENT COMMITTEE

The Risk Management Committee of the Board entirely comprises of Independent Directors. The primary functions of the Committee are to:

- Discuss with senior management, the Company's Enterprise Risk Management (ERM) and provide oversight as may be needed.
- Ensure it is apprised of the most significant risks along with the action management is taking and how it is ensuring effective ERM.
- Review risk disclosure statements in any public documents or disclosures.

The Managing Director and COO is permanent invitee to all Risk Management Committee meetings. The Chief Financial Officer acts as secretary of the Committee. The Committee met thrice during the year: on 12 May 2011, 24 October 2011 and 2 February 2012. The report of the Risk Management Committee is enclosed as **Exhibit 5** to this chapter. **Table 8** gives the composition and attendance record of the Committee.

SHAREHOLDERS' GRIEVANCE COMMITTEE

The Shareholders' Grievance Committee is empowered to perform the functions of the Board in relation to handling of shareholders' complaints and grievances. It primarily focuses on:

- Review of investor complaints and their redress.
- Review of queries received from investors.
- Review of work done by the share transfer agent.
- Review of corporate actions related to shareholder issues.

The Shareholders' Grievance Committee consists of three Directors, including two Executive Directors. The Chairman of the Committee is an Independent Director. The Committee met four times during the year: on 12 May 2011, 20 July 2011, 24 October 2011 and 2 February 2012.

Table 9 gives the composition and attendance record of the Committee.

The Company Secretary officiates as the secretary of the Committee and is also designated as Compliance Officer in terms of the Listing Agreement with the Stock Exchanges. An analysis of investor queries and complaints received during the year and disposed is given in this annual report in the chapter on *Additional Shareholders' Information*.

INVESTMENT COMMITTEE

The Investment Committee reviews the Company's capital investment proposals and ongoing projects. It approves loans to subsidiaries or other entities / persons up to an overall limit of Rs. 250 million; and borrowings from any person up to an overall limit of Rs. 250 million. It consists of three Directors, including two Executive Directors. The Chairman of the Committee is an Independent Director.

The Committee met twice during the year on 21 July 2011 and 3 February 2012 and all the members of the Committee were present at the meeting. The Company Secretary officiates as the secretary of the Committee.

MANAGEMENT COMMITTEE

The role of Management Committee is to authorize Directors and officers of the Company to deal with day-to-day business operations such as banking, treasury, insurance, excise, customs, administration and dealing with other government / non-government authorities. The Management Committee consists of three Directors including one Independent Director. The Chairman of the Committee is an Executive Director. The Committee met five times during the year: on 13 May 2011, 20 July 2011, 22 August 2011, 24 October 2011 and 3 February 2012. The Company Secretary officiates as the secretary of the Committee.

TABLE 7 SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2012

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Dr. Ashok S Ganguly	Chairman	4	4
Mr. Anupam Puri	Member	4	3[1]
Dr. J P Moreau	Member	4	4
Dr. Bruce L A Carter	Member	4	4

[1] Was given leave of absence on request.

TABLE 8 RISK MANAGEMENT COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2012

COMMITTEE MEMBERS	POSITION	MEETINGS HELD[1]	MEETINGS ATTENDED
Dr. Bruce L A Carter	Chairman	3	3
Dr. Omkar Goswami	Member	3	3
Dr. J P Moreau	Member	3	3
Mr. Sridar Iyengar[2]	Member	2	2

[1] Meetings held during tenure of the Committee's membership.

[2] Became member effective from 22 August 2011.

MANAGEMENT

The management of Dr. Reddy's develops and implements policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. The management also identifies, measures, monitors and minimizes risk factors in the business and ensures safe, sound and efficient operation. These are internally supervised and monitored through the Management Council.

MANAGEMENT COUNCIL

Dr. Reddy's Management Council consists of senior management members from the business and corporate functions. Page no. 54 of this annual report gives details of the members of the Management Council.

The Council meets once in a quarter for two to three full-day sessions. Background notes for the meetings are circulated in advance to facilitate decision-making. Listed below are some of the key issues that were considered by the Management Council during the year under review:

- Company's long-term strategy, growth initiatives and priorities.
- Overall Company performance, including those of various business units.
- Decision on major corporate policies.
- Discussion and sign-off on annual plans, budgets, investments and other major initiatives.
- Discussion on business alliances proposals and organizational design.

MANAGEMENT DISCUSSION AND ANALYSIS

This chapter of the annual report constitutes the Company's *Management Discussion and Analysis*.

MANAGEMENT DISCLOSURES

Senior management of the Company (Senior Director level and above, as well as certain identified key employees) make annual disclosures to the Board relating to all material financial and commercial transactions in which they may have personal interest, if any, and which may have a potential conflict with the interest of the Company. Transactions with key managerial personnel are listed in the financial section of this annual report under Related Party Transactions.

PROHIBITION OF INSIDER TRADING

The Company has a policy prohibiting Insider Trading in conformity with applicable regulations of the SEBI in India and the Securities and Exchange Commission (SEC) of the USA. Necessary procedures have been laid down for Directors, officers and designated employees for trading in the securities of the Company. The policy and procedures are periodically communicated to the employees who are considered as insiders of the Company. Trading window closure / blackouts / quiet periods, when the Directors and employees are not permitted to trade in the securities of the Company, are intimated to all Directors and employees, in advance, whenever required.

INTERNAL CONTROL SYSTEMS

Dr. Reddy's has both external and internal audit systems in place. Auditors have access to all records and information of the Company.
The Board recognizes the work of the auditors as an independent check on the information received from the management on the operations and performance of the Company. The Board and the management periodically review the findings and recommendations of the statutory and internal auditors and take necessary corrective actions when necessary.

INTERNAL CONTROLS

The Company maintains a system of internal controls designed to provide reasonable assurance regarding:

- Effectiveness and efficiency of operations.
- Adequacy of safeguards for assets.
- Reliability of financial controls.
- Compliance with applicable laws and regulations.

The integrity and reliability of the internal control systems are achieved through clear policies and procedures, process automation, careful selection, training and development of employees and an organization structure that segregates responsibilities.

Internal Audit at Dr. Reddy's is an independent and objective assurance function, responsible for evaluating and improving the effectiveness of risk management, control and governance processes.

The internal audit department prepares annual audit plans based on risk assessment, and conducts

TABLE 9 SHAREHOLDERS' GRIEVANCE COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2012

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Mr. Ravi Bhoothalingam	Chairman	4	4
Mr. G V Prasad	Member	4	4
Mr. Satish Reddy	Member	4	4

extensive reviews covering financial, operational and compliance controls and risk mitigation. Areas requiring specialized knowledge are reviewed in partnership with external experts. Suggested improvement in processes are identified during reviews, and communicated to the management on an on-going basis.

The Audit Committee of the Board monitors the performance of internal audit department on a periodic basis through review of audit plans, audit findings and speed of issue resolution through follow-ups. Each year, there are at least four meetings held, where the Audit Committee reviews internal audit findings, in addition to special meetings and teleconferences.

CEO AND CFO CERTIFICATION

A certificate of the Vice-Chairman and Chief Executive Officer as well as the Chief Financial Officer of the Company on financial statements and applicable internal controls as stipulated under Clause 49 of the Listing Agreement is enclosed as **Exhibit 6** to this chapter.

STATUTORY AND IFRS AUDITS

For FY2012, B S R & Co. audited the financial statements prepared under the Indian GAAP. The Company had appointed KPMG as independent auditors for the purpose of issuing opinion on the financial statements prepared under IFRS.

While auditing the operations of the Company, the external auditors recorded their observations and findings with the management. These were then discussed by the management and the auditors at the Audit Committee meetings as well as conference calls with members of the Audit Committee. Remedial measures suggested by the auditors and the Audit Committee have been either implemented or taken up for implementation by the management.

The independent statutory and IFRS auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their audits are made in accordance with generally accepted auditing standards, and include a review of the internal controls, to the extent necessary, to determine the audit procedures required to support their opinion.

AUDITORS' FEES

During FY2012, the Company paid Rs. 9.96 million to B S R & Co. the statutory auditors as audit fees.

MEANS OF COMMUNICATION

1. **Quarterly and annual results:** Quarterly and annual results of the Company are published in widely circulated national newspapers such as *The Business Standard* and the local vernacular daily, *Andhra Prabha*. These are also disseminated internationally through *Business Wire* and made available on corporate website: www.drreddys.com. The financial results are also communicated to the shareholders through their registered email addresses.
2. **News releases, presentations, etc.:** The Company has established systems and procedures to disseminate relevant information to its stakeholders, including shareholders, analysts, suppliers, customers, employees and the society at large. It also conducts earning calls with analysts and investors. An analysis of the various means of dissemination of information during the year under review is produced in **Table 10.**
3. **Website:** The primary source of information regarding the operations of the Company is the corporate website: www.drreddys.com. All official news releases and presentations made to institutional investors and analysts are posted on this website. It contains a separate dedicated section called 'Investors', where the information for shareholders are available. The webcast of the proceedings of the Annual General Meeting is also made available on the website. In addition, the Company maintains various portals such as www.customer2drl.com, www.vikreta2drl.com and www.housecallsindia.com which have proved to be effective and widely appreciated tools for information dissemination.
4. **Annual report:** The Company's annual report containing, *inter alia*, the Directors' Report, Corporate Governance Report, Management's Discussion and Analysis (MD&A), Audited Annual Accounts, Consolidated Financial Statements, Auditors' Report and other important information is circulated to members and others so entitled. The annual report is also available on the Company's corporate website in a user-friendly and downloadable form.
5. **Chairman's speech:** Printed copy of the Chairman's speech is distributed to all shareholders at the Annual General Meeting. The webcast of the speech is also made available on the Company's website.

TABLE 10 DETAILS OF COMMUNICATION MADE DURING FY2012

MEANS OF COMMUNICATION	FREQUENCY
Press releases / statements	22
Earnings calls	4
Publication of results	4

6. Reminder to investors: Reminders to en-cash the unclaimed dividend on shares are sent to the shareholders as per records every year.

7. Corporate Filing and Dissemination System (CFDS): The CFDS portal jointly owned and maintained by National Stock Exchange (NSE) and Bombay Stock Exchange (BSE) is a single source to view information filed by listed companies. In addition to the disclosures and communications sent to the NSE and the BSE in hard copies, such disclosures and communications are also filed electronically through CFDS portal, wherever required.

8. Designated exclusive email-id: The Company has designated an email-id exclusively for investor servicing: shares@drreddys.com.

ADDITIONAL INFORMATION ON DIRECTORS RECOMMENDED FOR APPOINTMENT OR SEEKING RE-APPOINTMENT AT THE ENSUING ANNUAL GENERAL MEETING

Dr. Omkar Goswami

Dr. Omkar Goswami joined the Company as Director on 30 October 2000. He is the Founder and Chairperson of the Corporate and Economic Research Group Advisory Private Limited (CERG). A professional economist, Dr. Goswami did his Masters in Economics from the Delhi School of Economics in 1978 and his D.Phil (Ph.D) from Oxford in 1982. He taught and researched economics for 18 years at Oxford, the Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi.

In March 1997, he moved away from formal academics to become the editor of *Business India*, one of the country's most prestigious business magazines. From August 1998 up to March 2004, Dr. Goswami served as Chief Economist of the Confederation of Indian Industry (CII) – the premier apex industry organization of India.

Dr. Goswami has served on several government committees. He was the chairman of the Committee on Industrial Sickness and Corporate Restructuring in 1993, which recommended revamping India's bankruptcy laws and procedures; member of the Working Group on the Companies Act; the CII Committee on Corporate Governance; the Rakesh Mohan Committee on Railway Infrastructure Reform; the Vijay Kelkar Committee on Direct Tax Reforms; the Naresh Chandra Committee on Auditor-Company Relationship; the N.R. Narayana Murthy SEBI Committee on Corporate Governance Reforms; and others. Dr. Goswami has been a consultant to the World Bank, the IMF, the Asian Development Bank and the OECD.

Other than his regular columns for newspapers and magazines, Dr. Goswami has authored books and many research papers on economic history, industrial economics, public sector, bankruptcy laws and procedures, economic policy, corporate finance, corporate governance, public finance, tax enforcement and legal reforms.

Dr. Goswami also holds directorship in Infosys Limited, IDFC Limited, Crompton Greaves Limited, Ambuja Cements Limited, Cairn India Limited, Godrej Consumer Products Limited, Avantha Power & Infrastructure Limited, Max New York Life Insurance Company Limited, Max India Limited and DSP Black Rock Investment Managers Pvt. Limited. In addition to the Committee chairmanship / membership in the Company, he also holds positions in the Board Committees of other companies (see **Table 11**).

Dr. Omkar Goswami holds 20,400 equity shares in the Company as on 31 March 2012.

Mr. Ravi Bhoothalingam

Mr. Ravi Bhoothalingam was appointed as Director on the Board of the Company on 30 October 2000. He has served as the President of The Oberoi Group and was responsible for the group's worldwide operations. He has also served as the Head of Personnel at British American Tobacco (BAT) Plc, as Managing Director of Vazir Sultan Tobacco Industries (VST) Limited, and as a Director of ITC Limited.

Mr. Bhoothalingam holds a Bachelor of Science degree in Physics from St. Stephens College, Delhi and a Master's degree in Experimental Psychology from Gonville and Caius College, Cambridge University. Mr. Bhoothalingam also holds directorship in Sona Koyo Steering Systems Limited. In addition to the Committee chairmanship / membership in the Company, he also holds positions in the Board Committees of other companies (see **Table 12**).

Mr. Ravi Bhoothalingam holds 20,400 equity shares in the Company as on 31 March 2012.

Mr. Sridar Iyengar

Mr. Sridar Iyengar was appointed as an Additional Director on the Board of the Company on 22 August 2011. He is an independent mentor investor in early stage start-ups and companies. For more than 35 years, he has worked in the UK, US and India with a large number of companies, advising them on strategy and other issues.

Mr. Iyengar is the former President of Foundation for Democratic Reforms in India, a US-based non-profit organization. He is also an advisor to several venture and private equity funds in India.

Earlier, Mr. Iyengar was a senior partner with KPMG in the US and UK and served for three years as the Chairman and CEO of KPMG's operations in India. He holds a Bachelor of Commerce (Hons.) degree from the University of Calcutta and is a Fellow of the Institute of Chartered Accountants in England and Wales.

TABLE 11 CHAIRMANSHIP / MEMBERSHIP HELD BY DR. OMKAR GOSWAMI IN OTHER COMPANIES

NAME OF THE COMPANY	AS CHAIRPERSON	AS MEMBER
Infosys Limited	Investor Grievances Committee	Risk Management Committee
	-	Compensation Committee
IDFC Limited	-	Audit Committee
	-	Investor Grievance Committee
	-	Compensation Committee
Crompton Greaves Limited	Audit Committee	-
	Risk Management Committee	-
Ambuja Cements Limited	-	Compliance Committee
Cairn India Limited	Investor Grievance Committee	Audit Committee
	-	Remuneration Committee
Godrej Consumer Products Limited	-	Audit Committee
	-	HR Committee
	-	Compensation Committee
	-	Nomination Committee
Avantha Power & Infrastructure Limited	Risk Management Committee	Remuneration Committee
Max India Limited	-	Investment & Finance Committee

Mr. Iyengar also holds directorship in Infosys Limited, Infosys BPO Limited, ICICI Bank Limited, Rediff.com Limited, Mahindra Holidays and Resorts India Limited, CL Educate Limited, ICICI Prudential Life Insurance Company Limited, Cleartrip Travel Services Private Limited, AverQ Inc., Kovair Software Inc., Rediff Holdings Inc., Cleartrip Inc., iYogi Limited and TiE Silicon Valley Inc. In addition to the Committee chairmanship / membership in the Company, he also holds positions in the Board Committees of other companies (see **Table 13**).

Mr. Sridar Iyengar does not hold any equity share in the Company as on 31 March 2012.

COMPLIANCE REPORT ON THE NYSE CORPORATE GOVERNANCE GUIDELINES

Pursuant to Section 303A.11 of the NYSE Listed Company Manual, Dr. Reddy's which is a foreign private issuer as defined by SEC, must make its US investors aware of the significant ways in which the corporate governance practices differ from those required of domestic companies under NYSE listing standards. A detailed analysis of this is posted on Reddy's website www.drreddys.com.

COMPLIANCE REPORT ON NON-MANDATORY REQUIREMENTS UNDER CLAUSE 49

1. The Board: The Chairman of Dr. Reddy's is an Executive Director and maintains the Chairman's office at the Company's expenses.

2. Remuneration Committee: The Board of Directors has a Nomination, Governance and Compensation Committee, which is composed of only Independent Directors. This Committee also discharges the duties and responsibilities of Remuneration Committee as contemplated under the non-mandatory requirements of Clause 49. Details of the Nomination, Governance and Compensation Committee and its powers have been discussed in this chapter.

3. Shareholders rights: The Company did not send half-yearly results to each household of the shareholders in FY2012. However, in addition to displaying its quarterly and half-yearly results on its website www.drreddys.com and publishing in widely circulated newspapers, it sends the quarterly financial results and press releases to the registered e-mail addresses of the shareholders.

4. Audit qualifications: The auditors have not qualified the financial statements of the Company.

5. Training of Board members: The Company believes that the Board be continuously empowered with the knowledge of the latest developments in the Company's businesses and the external environment affecting the industry as a whole. To this end, the Directors were given presentations on the global business environment, as well as all business areas of the Company including business strategy, risks and opportunities. The Directors also visited manufacturing and research locations of the Company.

6. Mechanism for evaluating non-executive Board members: A Director among the Independent Directors has been identified to provide structured feedback to the Board on the functioning and performance of the Board, and to encourage healthy discussions and openness amongst the members of the Board. The Company also conducted an independent review of its Board processes, functioning and contribution of individual Board members in enhancing overall Board's effectiveness.

7. Whistle blower policy: The Company has whistle blower policy.

TABLE 12 CHAIRMANSHIP / MEMBERSHIP HELD BY MR. RAVI BHOOTHALINGAM IN OTHER COMPANIES

NAME OF THE COMPANY	AS CHAIRPERSON	AS MEMBER
Sona Koyo Steering Systems Limited	Audit Committee	Remuneration Committee

TABLE 13 CHAIRMANSHIP / MEMBERSHIP HELD BY MR. SRIDAR IYENGAR IN OTHER COMPANIES

NAME OF THE COMPANY	AS CHAIRPERSON	AS MEMBER
Infosys Limited	-	Audit Committee
	-	Risk Committee
Infosys BPO Limited	-	Audit Committee
	-	Compensation Committee
ICICI Bank Limited	Audit Committee	Risk Committee
	Board Governance, Remuneration & Nomination Committee	-
Rediff.com Limited	Audit Committee	-
CL Educate Limited	Audit Committee	-

ADDITIONAL SHAREHOLDERS' INFORMATION

The chapter on *Additional Shareholders' Information* forms a part of this annual report.

AWARDS AND ACCOLADES

The Company received the following awards for its annual report and disclosures:

- **Merit Award for Annual Report 2010** in manufacturing sector by the South Asian Federation of Accountants (SAFA).
- **Gold Shield for 'Annual Report 2011' under 'Manufacturing sector-turnover equal to or more than INR 5 billion'** category by the Institute of Chartered Accountants of India (ICAI) for Excellence in Financial Reporting.

EXHIBIT 1

Declaration of the Chief Executive Officer on Compliance with Code of Business Conduct and Ethics

Dr. Reddy's Laboratories Limited has adopted a Code of Business Conduct and Ethics ("the Code") which applied to all employees and Directors of the Company, its subsidiaries and affiliates. Under the Code, it is the responsibility of all employees and Directors to familiarize themselves with the Code and comply with its Standards.

I hereby certify that the Board members and senior management personnel of Dr. Reddy's have affirmed compliance with the Code of the Company for the financial year 2011-12.

G V PRASAD
VICE-CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Place: Hyderabad
Date: 11 May 2012

EXHIBIT 2

Report of the Audit Committee

To the shareholders of Dr. Reddy's Laboratories Limited

The Audit Committee of the Board of Directors comprises of four Directors. Each member of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement of the SEBI, and the NYSE's Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process, including the systems of internal controls. During FY2012, the Audit Committee met four times. It discussed with the Company's internal auditors and statutory auditors the scope and plans for their respective audits. It also discussed the results of their examination, their evaluation of the Company's internal controls, and overall quality of the Company's financial reporting.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed the Company's quarterly unaudited and annual audited financial statements with the management.

B S R & Co., the Company's independent auditors for Indian Generally Accepted Accounting Principles (GAAP), and KPMG, the Company's independent auditors for International Financial Reporting Standards (IFRS) financial statements, are responsible for expressing their opinion on the conformity of the Company's audited financial statements with GAAP.

Relying on the review and discussions with the management and the Independent auditors, the Audit Committee believes that the Company's financial statements are fairly presented in conformity with GAAP and the IFRS in all material aspects.

To ensure that the accounts of the Company are properly maintained and that accounting transactions are in accordance with the prevailing laws and regulations, the Committee reviewed the internal controls put in place by the Company. And in conducting such reviews, the Committee found no material discrepancy or weakness in the Company's internal control systems.

In FY2006, the Company became the first Indian manufacturing company to comply with Section 404 of the US Sarbanes-Oxley Act (SOX), in advance of the mandatory deadline of 31 March 2007 which was applicable to foreign private issuers. During FY2012, the Committee devoted considerable time and effort towards the compliance with Section 404 of SOX.

The Committee has also reviewed the non-audited services being provided by the statutory auditors and concluded that such services were not in conflict with the independence of the statutory auditors.

The Committee ensures that the Company's Code of Business Conduct and Ethics has a mechanism such that no personnel intending to make a compliant relating to securities and financial reporting shall be denied access to the Audit Committee.

The Audit Committee has recommended to the Board of Directors:

1. That the audited Standalone and Consolidated financial statements prepared as per Indian GAAP of Dr. Reddy's Laboratories Limited for the year ended 31 March 2012, be accepted by the Board as a true and fair statement of the financial status of the Company.
2. That the financial statements prepared as per IFRS as issued by International Accounting Standards Board for the year ended 31 March 2012, be accepted by the Board and included in the Company's annual report on Form 20-F, to be filed with the US Securities and Exchange Commission.

Further, the Committee has recommended to the Board the re-appointment of B S R & Co., Chartered Accountants, and KPMG, India as statutory Independent auditors for Indian GAAP and IFRS respectively for the fiscal year ending 31 March 2013.

DR. OMKAR GOSWAMI
CHAIRMAN OF THE AUDIT COMMITTEE

Place: Hyderabad
Date: 10 May 2012

EXHIBIT 3

Report of the Nomination, Governance and Compensation Committee

To the shareholders of Dr. Reddy's Laboratories Limited

The Nomination, Governance and Compensation Committee of the Board of Directors comprises of four Directors. Each member of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee believes that its principal objective is to design a reward system for executive performance that will lead to long term enhancement of shareholder value. The compensation policies are vital elements in the Company's drive to identify, develop and motivate high-potential leaders to create and sustain outstanding performance. The Committee is responsible for overseeing performance appraisal, approving compensation levels for Executive Directors and senior executives and overseeing the administration of the Employees Stock Option Plans.

As on 31 March 2012, the Company had 772,055 outstanding stock options, which amounts to 0.46% of total equity capital. These stock options are held by 645 employees (including Independent Directors) of the Company and its subsidiaries under Dr. Reddy's Employees Stock Options Scheme, 2002 and Dr. Reddy's Employees ADR Stock Options Scheme, 2007. Out of the total 772,055 stock options, 11,000 stock options are exercisable at fair market value and 761,055 stock options are exercisable at face value.

The Committee also devoted considerable time discussing the organization health, design and succession planning for critical positions within the Company. It also monitors the Company's system for hiring, developing and retaining talent.

The second objective of the Committee is to ensure that the Board adopts and implements the best principles of corporate governance. It oversees functioning and evaluation of the effectiveness of the Board and considers Board structure, composition and recommend appointment of additional Directors.

The Nomination, Governance and Compensation Committee also recommends to the Board, changes in committee structure and membership and other steps that would improve the Board's effectiveness in overseeing the Company.

MR. ANUPAM PURI
CHAIRMAN OF THE NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE

Place: Hyderabad
Date: 10 May 2012

EXHIBIT 4

Report of the Science, Technology and Operations Committee

To the shareholders of Dr. Reddy's Laboratories Limited

The Science, Technology and Operations Committee of the Board of Directors comprises of four Directors. Each member of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee primary responsibilities are to:

- Advise the Board and management on scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations.
- Assist the Board and management to stay abreast of novel scientific and technologies developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, to help assure the Company makes well-informed choices in committing its resources.
- Assist the Board and the management in creation of valuable Intellectual Property (IP).
- Review the status of non-infringement patent challenges.
- Assist the Board and the management in building and nurturing science in the organization in tune with its business strategy.

The Committee met four times during the financial year. The Science, Technology and Operations Committee apprised the Board on the key discussions and recommendations made at the Committee meetings.

DR. ASHOK S GANGULY

CHAIRMAN OF THE SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE

Place: Hyderabad

Date: 10 May 2012

EXHIBIT 5

Report of the Risk Management Committee

To the shareholders of Dr. Reddy's Laboratories Limited

The Risk Management Committee of the Board of Directors comprises of four Directors. Each member of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee believes its primary responsibilities are to:

- Discuss with senior management, the Company's Enterprise Risk Management (ERM) and provide oversight as may be needed.
- Ensure it is apprised of the most significant risks along with the action management is taking and how it is ensuring effective ERM.
- Reviewing risk disclosure statements in any public documents or disclosures.

The Committee met thrice during the financial year to review the enterprise wide risks, review the status of mitigation of the key risks (including review of insurance and self insurance options) and evaluate residual risk thereof, propose suitable thrust areas to focus on and recommend interventions from time to time.

The Risk Management Committee also apprised the Board on the key discussions and recommendations made at the Committee meetings and shared information on enterprise wide risks.

DR. BRUCE L A CARTER

CHAIRMAN OF THE RISK MANAGEMENT COMMITTEE

Place: Hyderabad

Date: 10 May 2012

EXHIBIT 6

CEO and CFO Certificate to the Board pursuant to Clause 49 of the Listing Agreement of the SEBI

We, G V Prasad, Vice-Chairman and Chief Executive Officer, and Umang Vohra, Chief Financial Officer, to the best of our knowledge and belief, certify that:

a. We have reviewed the financial statements including cash flow statement (standalone and consolidated) for the financial year ended 31 March 2012 and that these statements:

i. do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

ii. together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

b. There are no transactions entered into by the Company during the year, which are fraudulent, illegal or violative of the Company's Code of Business Conduct and Ethics.

c. We accept responsibility for establishing and maintaining internal controls for financial reporting and that we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to address these deficiencies.

d. We have disclosed, wherever applicable, to the auditors and the Audit Committee:

i. the significant deficiencies in the internal controls over financial reporting and corrective actions taken;

ii. that there are no material weaknesses in the internal controls over financial reporting;

iii. that there are no significant changes in internal control over financial reporting during the year;

iv. all significant changes in the accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements; and

v. that there are no instances of significant fraud of which we have become aware of and involvement therein of the management or an employee having a significant role in the Company's internal control system over financial reporting.

G V PRASAD
VICE-CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

UMANG VOHRA
CHIEF FINANCIAL OFFICER

Place: Hyderabad
Date: 11 May 2012

AUDITORS' CERTIFICATE OF CORPORATE GOVERNANCE

To the members of Dr. Reddy's Laboratories Limited

We have examined the compliance of conditions of Corporate Governance by Dr. Reddy's Laboratories Limited ("the Company"), for the year ended on 31 March 2012, as stipulated in Clause 49 of the Listing Agreement of the Company with the Bombay Stock Exchange and the National Stock Exchange.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for B S R & CO.
CHARTERED ACCOUNTANTS
Firm Registration No.: 101248W

NATARAJH RAMAKRISHNA
PARTNER
Membership No.: 032815

Place: Hyderabad
Date: 11 May 2012

ADDITIONAL SHAREHOLDERS' INFORMATION

CONTACT INFORMATION

REGISTERED AND CORPORATE OFFICE

Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills,
Hyderabad 500 034, Andhra Pradesh, India
T +91-40-4900 2900
F +91-40-4900 2999
http://www.drreddys.com

REPRESENTING OFFICERS

Correspondence to the following officers may be addressed at the registered and corporate office of the Company.

COMPLIANCE OFFICER UNDER LISTING AGREEMENT

Sandeep Poddar
Company Secretary
T +91-40-4900 2105
F +91-40-4900 2999
E spoddar@drreddys.com

ADR INVESTORS / INSTITUTIONAL INVESTORS / FINANCIAL ANALYSTS

Kedar Upadhye
Investor Relations
T +91-40-6683 4297
F +91-40-2373 1955
E kedaru@drreddys.com

MEDIA

S Rajan
Corporate Communications
T +91-40-4900 2445
F +91-40-4900 2999
E rajans@drreddys.com

INDIAN RETAIL INVESTORS

Sandeep Poddar
Company Secretary
T +91-40-4900 2105
F +91-40-4900 2999
E shares@drreddys.com

ANNUAL GENERAL MEETING

Date	Friday, 20 July 2012
Time	11.30 A.M.
Venue	Grand Ball Room, Hotel Taj Krishna, Road No.1, Banjara Hills, Hyderabad 500 034

Last date for receipt of proxy forms – Wednesday, 18 July 2012 before 11.30 A.M.

DIVIDEND

The Board of Directors of the Company has proposed a dividend of Rs. 13.75 per share (275%) on equity shares of Rs. 5 each. The dividend, if declared by the shareholders at the 28th Annual General Meeting scheduled on 20 July 2012, will be paid on or after 27 July 2012.

BOOK CLOSURE DATE

The dates of book closure are from Tuesday, 3 July 2012 to Friday, 6 July 2012 (both days inclusive) for the purpose of payment of dividend.

CUSIP NUMBER FOR ADRS

The Committee on Uniform Security Identification Procedures ("CUSIP") of the American Bankers Association has developed a numbering system for securities. A CUSIP number uniquely identifies a security and its issuer and this is recognized globally by organizations adhering to standards issued by the International Securities Organization. The Company's ADRs carry the CUSIP number **256135203**.

FINANCIAL CALENDAR

TENTATIVE CALENDAR FOR DECLARATION OF FINANCIAL RESULTS IN FY2013

For the quarter ending 30 June 2012	Third week of July 2012
For the quarter and half year ending 30 September 2012	Last week of October 2012
For the quarter and nine months ending 31 December 2012	Last week of January 2013
For the year ending 31 March 2013	Second week of May 2013
AGM for the year ending 31 March 2013	Second fortnight of July 2013

FY2012 represents fiscal year 2011-12, from 1 April 2011 to 31 March 2012, and analogously for FY2011 and previously such labeled years.

LISTING ON STOCK EXCHANGES AND STOCK CODES

	EQUITY SHARES	BONUS DEBENTURES	ADRS
Bombay Stock Exchange Limited ("BSE")	500124	934809	-
National Stock Exchange of India Limited ("NSE")	DRREDDY-EQ	DRREDDY-N1	-
New York Stock Exchange Inc. ("NYSE")	-	-	RDY

1. Listing fees to the Indian Stock Exchanges for listing of equity shares and bonus debentures have been paid for FY2013.
2. Listing fees to the NYSE for listing of ADRs has been paid for the CY 2012.
3. The Stock Code on Reuters is REDY.BO and on Bloomberg is DRRD:IN.

INTERNATIONAL SECURITIES IDENTIFICATION NUMBER (ISIN)

ISIN is an unique identification number of traded scrip. This number has to be quoted in each transaction relating to the dematerialised securities of the Company.

SECURITIES	ISIN NO.
- Equity shares of Rs. 5 each	INE089A01023
- Unsecured, redeemable, non-convertible fully paid-up debentures of Rs. 5 each (Bonus Debentures)	INE089A08051

DEPOSITORIES

Overseas Depository of ADRs
J P Morgan Chase & Co.
P.O. Box 64504, St. Paul,
MN 55164-0504
T (651) 453-2128

Indian Custodian of ADRs
JP Morgan Chase Bank NA
India Sub-Custody, 6th Floor, Paradigm B Wing
Mindspace, Malad (West), Mumbai 400 064
Maharashtra, India
T +91-22-6649 2500
F +91-22-6649 2509 / 2880 1117
E india.custody.client.service@jpmorgan.com

REGISTRAR FOR INDIAN SHARES / DEBENTURES

(Common Agency for Demat and Physical Shares/Debentures)
Bigshare Services Private Limited
306, Right Wing, 3rd Floor, Amrutha Ville,
Opp. Yashoda Hospital, Rajbhavan Road,
Hyderabad 500 082
T +91-40-2337 4967
F +91-40-2337 0295
E bsshyd@bigshareonline.com

PERSONS HOLDING OVER 1% OF THE SHARES

Table 1 gives the names of the persons who hold more than 1 per cent shares of the Company as on 31 March 2012[1].

EQUITY HISTORY OF THE COMPANY

Table 2 lists equity history of the Company since incorporation of the Company up to 31 March 2012.

DESCRIPTION OF VOTING RIGHTS

All shares issued by the Company carry the equal voting rights. The Bonus Debentures issued by the Company do not confer any right to its holders to attend and vote at the general meeting of the shareholders.

DIVIDEND HISTORY

The chapter on the Company and the Capital Market of this annual report on page no. 83 gives the dividend history of the Company from FY2002.

TABLE 1 PERSONS HOLDING 1 % OR MORE OF THE SHARES IN THE COMPANY AS ON 31 MARCH 2012

SL. NO.	NAME	NO. OF SHARES	%
1	Dr. Reddy's Holdings Limited	39,729,284	23.43
2	Life Insurance Corporation of India & its associates	11,439,458	6.75
3	ICICI Prudential Life Insurance Co. Limited	3,714,797	2.19
4	Abu Dhabi Investment Authority	3,107,564	1.83
5	FID Funds (Mauritius) Limited	2,200,175	1.30
6	PCA India Equity Open Limited	1,742,517	1.03

[1] Does not include ADR holding

TABLE 2 EQUITY HISTORY OF THE COMPANY SINCE INCORPORATION OF THE COMPANY UP TO 31 MARCH 2012

DATE/ FINANCIAL YEAR	PARTICULARS	ISSUED	CANCELLED	CUMULATIVE
24-Feb-84	Issue to Promoters	200		200
22-Nov-84	Issue to Promoters	243,300		243,500
14-Jun-86	Issue to Promoters	6,500		250,000
9-Aug-86	Issue to Public	1,116,250		1,366,250
30-Sep-88	Forfeiture of 100 shares		100	1,366,150
9-Aug-89	Rights Issue	819,750		2,185,900
16-Dec-91	Bonus Issue (1:2)	1,092,950		3,278,850
17-Jan-93	Bonus Issue (1:1)	3,278,850		6,557,700
10-May-94	Bonus Issue (2:1)	13,115,400		19,673,100
10-May-94	Issue to Promoters	2,250,000		21,923,100
26-Jul-94	GDR underlying Equity Shares	4,301,076		26,224,176
29-Sep-95	SEFL Shareholders on merger	263,062		26,487,238
30-Jan-01	CDL Shareholders on merger	5,142,942		31,630,180
30-Jan-01	Cancellation of shares held in CDL		41,400	31,588,780
11-Apr-01	ADR underlying Equity Shares	6,612,500		38,201,280
9-Jul-01	GDR conversion into ADR			38,201,280
24-Sep-01	ARL Shareholders on merger	56,694		38,257,974
25-Oct-01	Sub division of equity shares*			76,515,948
30-Jan-04	Allotment pursuant to exercise of Stock Options	3,001		76,518,949
29-Apr-05	Allotment pursuant to exercise of Stock Options	20,000		76,538,949
13-Feb-06	Allotment pursuant to exercise of Stock Options	68,048		76,606,997
24-Mar-06	Allotment pursuant to exercise of Stock Options	12,573		76,619,570
31-Mar-06	Allotment pursuant to exercise of Stock Options	75,000		76,694,570
11-May-06	Allotment pursuant to exercise of Stock Options	7,683		76,702,253
1-Jul-06	Allotment pursuant to exercise of Stock Options	34,687		76,736,940
16-Aug-06	Allotment pursuant to exercise of Stock Options	20,862		76,757,802
30-Aug-06	Bonus Issue (1:1)	76,757,802		153,515,604
22-Nov-06	ADR underlying Equity Shares	12,500,000		166,015,604
29-Nov-06	ADR underlying Equity Shares (Green Shoe option)	1,800,000		167,815,604
19-Dec-06	Allotment pursuant to exercise of Stock Options	13,958		167,829,562
16-Feb-07	Allotment pursuant to exercise of Stock Options	70,782		167,900,344
20-Mar-07	Allotment pursuant to exercise of Stock Options	11,836		167,912,180
2007-2008	Allotment pursuant to exercise of Stock Options	260,566		168,172,746
2008-2009	Allotment pursuant to exercise of Stock Options	223,605		168,468,777
	Allotment pursuant to exercise of ADR Stock Options	72,426		
2009-2010	Allotment pursuant to exercise of Stock Options	302,451		168,845,385
	Allotment pursuant to exercise of ADR Stock Options	74,157		
2010-2011	Allotment pursuant to exercise of Stock Options	363,296		169,252,732
	Allotment pursuant to exercise of ADR Stock Options	44,051		
2011-2012	Allotment pursuant to exercise of Stock Options	264,683		169,560,346
	Allotment pursuant to exercise of ADR Stock Options	42,931		

*Subdivision of one equity share of Rs. 10 face value into two equity shares of Rs. 5 face value.

STOCK DATA

Table 3 gives the monthly high / low price and the total number of shares / ADRs traded per month on the BSE, NSE and the NYSE during FY2012.

TABLE 3 HIGH / LOW PRICE AND NUMBER OF SHARES & ADRS TRADED PER MONTH ON BSE, NSE AND NYSE DURING FY2012

	BSE			NSE			NYSE		
MONTH	HIGH (RS.)	LOW (RS.)	NO. OF SHARES	HIGH (RS.)	LOW (RS.)	NO. OF SHARES	HIGH (US $)	LOW (US $)	NO. OF ADR[1]
Apr 2011	1,700.00	1,600.00	235,897	1,694.00	1,600.50	3,689,429	39.37	36.75	4,013,178
May 2011	1,716.00	1,527.90	618,807	1,717.65	1,527.00	5,563,800	39.30	34.85	5,731,562
Jun 2011	1,630.25	1,483.10	1,360,209	1,631.00	1,483.55	8,234,324	36.54	32.84	5,761,781
Jul 2011	1,628.00	1,511.00	1,040,870	1,622.95	1,511.10	8,912,297	36.38	33.96	5,309,592
Aug 2011	1,614.45	1,387.00	450,986	1,614.00	1,386.10	8,296,374	36.33	30.73	7,385,614
Sept 2011	1,650.00	1,436.40	273,384	1,556.70	1,435.25	6,366,574	33.26	29.08	5,120,151
Oct 2011	1,678.55	1,443.70	384,149	1,684.70	1,440.80	5,380,248	34.62	28.75	6,053,408
Nov 2011	1,656.90	1,501.00	1,047,622	1,657.45	1,500.00	6,605,582	33.82	29.06	5,573,233
Dec 2011	1,635.00	1,530.75	594,606	1,639.00	1,531.35	7,439,603	30.89	29.02	5,075,695
Jan 2012	1,700.00	1,535.15	451,120	1,705.00	1,534.75	6,348,805	34.26	29.53	3,842,387
Feb 2012	1,700.00	1,593.45	648,694	1,698.80	1,592.00	9,384,189	34.88	32.32	4,408,144
Mar 2012	1,770.80	1,631.25	342,734	1,779.00	1,630.45	5,860,374	34.76	32.58	5,419,449

[1] One ADR is equal to one equity share

Chart 1 gives the movement of the Company's share price on NSE vis-à-vis S&P CNX Nifty during FY2012.

CHART 1 MOVEMENT OF THE COMPANY'S SHARE PRICE ON NSE AND S&P CNX NIFTY INDEX DURING FY2012



120.00
115.00
110.00
105.00
100.00
95.00
90.00
85.00
80.00
75.00
70.00
Dr. Reddy's Share price
S&P CNX Nifty
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12

Notes:
1. All values are indexed to 100 as on 1 April 2011.
2. S&P CNX Nifty is a well diversified 50 stock index accounting for 22 sectors of the Indian economy. It is owned and managed by India Index Services and Products Ltd. (IISL), which is a joint venture between NSE and CRISIL.

Chart 2 on page no. 78 gives the movement of Dr. Reddy's ADR prices on NYSE vis-à-vis S&P ADR index during FY2012 and **Chart 3** on page no. 78 gives premium in per cent on ADR traded at NYSE compared to price quoted at NSE.

SHAREHOLDING PATTERN AS ON 31 MARCH 2012

Tables 4 and **5** gives the data on shareholding classified on the basis of ownership and shareholders' class, respectively.

TABLE 4 DISTRIBUTION OF SHAREHOLDINGS ON THE BASIS OF OWNERSHIP	AS ON 31 MARCH 2012		AS ON 31 MARCH 2011		
	NO. OF SHARES	% OF TOTAL	NO. OF SHARES	% OF TOTAL	% CHANGE
Promoter's Holding					
- Individuals	3,688,528	2.18	4,289,484	2.53	(0.35)
- Companies	39,729,284	23.43	39,128,328	23.12	0.31
Sub-Total	**43,417,812**	**25.61**	**43,417,812**	**25.65**	**(0.04)[1]**
Indian Financial Institutions	11,634,285	6.86	13,863,468	8.19	(1.33)
Banks	73,546	0.04	400,722	0.24	(0.20)
Mutual Funds	11,055,048	6.52	9,451,142	5.58	0.94
Foreign holdings					
- Foreign Institutional Investors	46,497,438	27.42	43,834,909	25.90	1.52
- Non Resident Indians	2,500,279	1.48	2,750,434	1.63	(0.15)
- ADRs / Foreign Nationals	28,518,365	16.82	31,712,668	18.74	(1.92)
Sub total	**[illegible]**	**59.14**	**[illegible]**	**[illegible]**	**[illegible]**
Indian Public and Corporates	25,863,573	15.25	23,821,577	14.07	1.18
Total	**[illegible]**	**100.00**	**[illegible]**	**100.00**	**[illegible]**

[1] Change in percentage due to further ESOP allotment.

TABLE 5 DISTRIBUTION OF SHAREHOLDING ACCORDING TO SHAREHOLDER CLASS AS ON 31 MARCH 2012				
SHARES HELD	NO. OF SHAREHOLDERS	%OF SHAREHOLDERS	NO. OF SHARES HELD	%OF SHAREHOLDING
1 - 5,000	71,062	95.17	5,765,780	3.40
5,001 - 10,000	1,308	1.75	1,930,761	1.14
10,001 - 20,000	945	1.27	2,777,731	1.64
20,001 - 30,000	332	0.44	1,676,880	0.99
30,001 - 40,000	208	0.28	1,424,787	0.84
40,001 - 50,000	107	0.14	971,614	0.57
50,001 – 100,000	268	0.36	3,744,679	2.21
100,001 and above	439	0.59	122,753,149	72.39
Total - Excluding ADRs	**74,669**	**100.00**	**[illegible]**	**[illegible]**
Equity shares underlying ADRs[1]	1	0.00	28,514,965	16.82
Total	**74,670**	**100.00**	**[illegible]**	**100.00**

[1] Held by beneficial owners outside India

NOMINATION FACILITY

Shareholders / Debentureholders holding physical shares / debentures may, if they so desire, may send their nominations in Form 2B of the Companies (Central Governments) General Rules and Forms Rules, 1956 to the Registrar and Transfer Agent of the Company. Those holding shares / debentures in dematerialised form may contact their respective Depository Participant (DP) to avail nomination facility.

SHARE / DEBENTURE TRANSFER SYSTEM

All queries and requests relating to share / debenture transfers / transmissions may be addressed to our Registrar and Transfer Agent:

Bigshare Services Private Limited
306, Right Wing, 3rd Floor, Amrutha Ville,
Opp. Yashoda Hospital, Rajbhavan Road,
Hyderabad 500 082
T +91-40-2337 4967
F +91-40-2337 0295
E bsshyd@bigshareonline.com

The Company periodically reviews the operations of its Registrar and Transfer Agent. The number of shares transferred / transmitted in physical form during the last two financial years are given in **Table 6** on page no. 78.

DEMATERIALISATION OF SHARES

The Company's scrip forms part of the compulsory dematerialization segment for all investors

CHART 2 MOVEMENT OF ADR PRICES AND S&P ADR INDEX DURING FY2012



110
105
100
95
90
85
80
75
70
Dr. Reddy's ADR Price
S&P ADR Nifty
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12

Notes:

1. All values are indexed to 100 as on 1 April 2011
2. The S&P ADR Index is based on the non-US stocks comprising the S&P Global 1200 traded in the US exchanges. For details of the methodology used to compute this index please visit www.adr.com.

CHART 3 PREMIUM ON ADR TRADED ON NYSE VERSUS PRICE QUOTED AT THE NSE



12
9
6
3
0
-3
-6
-9
-12
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12

Note: Premium has been calculated on a daily basis using RBI reference exchange rate

with effect from 15 February 1999. To facilitate easy access of the dematerialized system to the investors, the Company has signed up with both the depositories — namely the National Securities Depository Limited ("NSDL") and the Central Depository Services (India) Limited ("CDSL") — and has established connectivity with the depositories through its Registrar and Transfer Agent, Bigshare Services Private Limited.

Chart 4 gives the breakup of dematerialized shares and shares in certificate form as on 31 March 2012 as compared with that as on 31 March 2011. Dematerialization of shares is done through Bigshare Services Private Limited and on an average the dematerialization process is completed within 10 days from the date of receipt of a valid dematerialization request along with the relevant documents.

SECRETARIAL AUDIT

For each quarter of FY2012, a qualified practicing Company Secretary carried out the reconciliation of share capital audit to reconcile the total admitted share capital with NSDL and CDSL, total issued and listed share capital. The reports confirm that the total issued / paid up share capital is in agreement with the total number of shares in physical form and dematerialized form held with NSDL and CDSL.

In addition to the above, a Secretarial Audit for FY2012 was carried out by Dr. K. R. Chandratre, practicing Company Secretary, having more than 25 years of experience. The said Secretarial Audit Report forms a part of this annual report.

TABLE 6 SHARES TRANSFERRED / TRANSMITTED IN PHYSICAL FORM

	FY2012	FY2011
Number of transfers / transmissions	120	136
Number of shares	24,416	31,604

OUTSTANDING ADRS AND THEIR IMPACT ON EQUITY SHARES

The Company's ADRs are traded in the US on New York Stock Exchange Inc. ("NYSE") under the ticker symbol 'RDY'. Each ADR is represented by one equity share. As on 31 March 2012, there were approximately 15,858 record holders of ADRs evidencing 28,514,965 ADRs.

QUERIES AND REQUESTS RECEIVED FROM SHAREHOLDERS IN FY2012

Table 7 gives details of types of shareholder queries received and replied to during FY2012. Pending queries and requests were either received during the last week of March 2012, or were pending due to non-receipt of information / documents from the shareholders.

DATES AND VENUE OF LAST THREE ANNUAL GENERAL MEETINGS

Table 8 gives the details of date, time, location and business transacted through special resolution at last three Annual General Meetings. There is no proposal to conduct postal ballot for any matter in ensuing Annual General Meeting.

CHART 4 BREAK UP OF SHARES IN ELECTRONIC AND PHYSICAL FORM AS ON 31 MARCH 2012 AND 31 MARCH 2011



100
75
50
25
0
● 2012 ● 2011
97.23 96.93
1.71 1.90
1.06 1.17
Physical Form
Electronic Form - CDSL
Electronic Form - NSDL

TABLE 7 SHAREHOLDER QUERIES AND REQUESTS RECEIVED AND REPLIED TO IN FY2012

SL. NO.	NATURE OF LETTERS	OPENING BALANCE	RECEIVED	REPLIED	CLOSING BALANCE[1]
1	Change of address	-	86	86	-
2	Revalidation and issue of duplicate dividend warrants	24	1,850	1,848	26
3	Sub-division of shares (Exchange)	6	167	173	-
4	Share transfers	6	123	128	1
5	Transmission of shares	2	19	20	1
6	Split / Consolidation of shares	-	2	2	-
7	Stop transfers	-	-	-	-
8	Power of attorney registration	-	1	1	-
9	Change of bank mandate	-	55	55	-
10	Correction of name	-	-	-	-
11	Dematerialization of Shares	14	510	517	7
12	Rematerialization of Shares	-	1	1	-
13	Issue of duplicate share certificates of Dr. Reddy's	6	30	35	1
14	Issue of duplicate share certificates of ARL/SEFL/CDL	1	19	20	-
15	Letters & emails received from Shareholders	8	1,203	1,208	3
16	Complaints received from Stock Exchanges/SEBI etc.	1	12	13	-

[1] The Company has since resolved all the shareholders' queries which were pending as on 31 March 2012.
The above table does not include those shareholders' disputes, which are pending in various courts.

TABLE 8 LAST THREE ANNUAL GENERAL MEETINGS

YEAR	DATE AND TIME	LOCATION	SPECIAL RESOLUTION(S) PASSED
2008-09	22 July 2009 at 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad - 500 034	No Special resolution was passed
2009-10	23 July 2010 at 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad - 500 034	No Special resolution was passed
2010-11	21 July 2011 at 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad - 500 034	1. Re-appointment of Dr. K Anji Reddy as Whole-Time Director designated as Chairman. 2. Payment of commission and grant of stock options to Directors other than the Managing / Whole-Time Directors.

TABLE 9 DATES OF TRANSFER OF UNCLAIMED DIVIDEND / INTEREST ON DEBENTURES

FINANCIAL YEAR	TYPE OF PAYMENT	DATE OF DECLARATION/ PAYMENT	AMOUNT OUTSTANDING AS ON 31 MARCH 2012	DUE FOR TRANSFER ON
2004-05	Final Dividend	27.07.2005	1,341,000	02.09.2012
2005-06	Final Dividend	28.07.2006	1,286,655	03.09.2013
2006-07	Final Dividend	24.07.2007	2,356,035	30.08.2014
2007-08	Final Dividend	22.07.2008	2,171,531	28.08.2015
2008-09	Final Dividend	22.07.2009	3,458,788	28.08.2016
2009-10	Final Dividend	23.07.2010	5,784,199	29.08.2017
2010-11	Final Dividend	21.07.2011	6,719,344	27.08.2018
2011-12	1st Year Debenture Interest	24.03.2012	6,855,891	23.03.2019

DISCLOSURE ON LEGAL PROCEEDINGS PERTAINING TO SHARES

There are four pending cases relating to disputes over title of the shares of the Company, in which the Company has been made a party. These cases, however, are not material in nature.

UNCLAIMED DIVIDENDS / INTEREST

Pursuant to Section 205A of the Companies Act, 1956, unclaimed dividends up to and including for FY2004 have been transferred to the general revenue account of the Central Government / Investor Education and Protection Fund.

The dividends and interest on debentures for the following years, which remain unclaimed for seven years will be transferred to Investor Education and Protection Fund established by the Central Government under Section 205C of the Companies Act, 1956. **Table 9** gives the transfer dates in this regard. Shareholders / debentureholders who have not claimed these dividends / interest are, therefore, requested to do so before they are statutorily transferred to the Investor Education and Protection Fund. Shareholders / debentureholders who have not encashed their dividend / interest warrants as specified in **Table 9** are requested to immediately approach M/s. Bigshare Services Private Limited, Hyderabad for the issue of duplicate warrant(s) / demand draft(s) in lieu of the original warrants.

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS

There has been no instance of non-compliance by the Company relating to capital markets for the last three years.

FINANCIAL RESULTS ON COMPANY'S WEBSITE

The quarterly, half yearly and annual results of the Company are displayed on its website www.drreddys.com. Presentations to analysts, as and when made, are immediately placed on the website for the benefit of the shareholders and public at large. Apart from the above, the Company also regularly provides relevant information to the stock exchanges as per the requirements of the Listing Agreements.

The Company also send the financial results and other major press releases to the shareholders, at their email addresses registered with the Company/ Depositories.

FACILITY LOCATIONS IN INDIA

CHEMICAL TECH-OPS (CTO)

CTO – I
Plot No. 137,138
IDA Bollaram, Jinnaram Mandal
Medak District, Andhra Pradesh (AP)
Pin: 502 325

CTO – II
Plot No. 75B, 105, 110 & 111,
IDA Bollaram, Jinnaram Mandal
Medak District, AP, Pin: 502 325

CTO – III
Plot No. 116, 116A & 126C & SY No. 157
IDA Bollaram, Jinnaram Mandal
Medak District, AP, Pin: 502 325

CTO – IV
Plot No. 9/A, 9/B, 22A, 22B & 22C,
Phase – III, IDA Jeedimetla
Ranga Reddy District, AP, Pin: 500 055

CTO – V
Peddadevulapally, Tripuraram Mandal,
Nalgonda District, AP, Pin: 508 207

CTO – VI
IDA Pydibheemavaram
Ransthal Mandal,
Srikakulam District, AP, Pin: 532 409

FORMULATIONS TECH-OPS (FTO)

FTO – I
Plot No. 146
IDA Bollaram, Jinnaram Mandal
Medak District, AP, Pin: 502 320

FTO – II
S Y No. 42, 45, 46 & 54
Bachupally, Qutubullapur Mandal
Ranga Reddy District, AP, Pin: 500 123

FTO – III
S Y No. 41, Bachupally, Qutubullapur Mandal
Ranga Reddy District, AP, Pin: 500 123

FTO – IV
Ward-F, Block-4, Adavipolam
Yanam, Pondicherry Pin: 533 464

FTO – VI
Khol, Nalagarh Solan, Nalagarh Road
Baddi, Himachal Pradesh
Pin: 173 205

FTO – VII
Plot No P1-P9, Phase III
Duvvada, VSEZ, Visakapatanam
AP, Pin: 530 046

FTO – VIII
Village Mauja Thana, Nalagarh Baddi Road,
Baddi, District Solan, Himachal Pradesh
Pin: 173 205

BIOLOGICS

Survey No. 47, Bachupally Village
Qutubullapur Mandal
Ranga Reddy District, AP, Pin: 500 123

RESEARCH AND DEVELOPMENT FACILITY

Integrated Product Development Organisation (IPDO)
Bachupally Village, Qutubullapur Mandal
Ranga Reddy District, AP, Pin: 500 123

Aurigene Discovery Technologies Limited (ADTL), Bangalore
39-40, KIADB Industrial Area,
Electronic City Phase II, Hosur Road,
Bangalore, Karnataka
Pin: 560 100

ADTL, Hyderabad
Bollaram Road, Miyapur
Hyderabad, AP, Pin: 500 049

TECHNOLOGY DEVELOPMENT CENTRE

Technology Development Centre I
Bollaram Road, Miyapur
Hyderabad, AP, Pin: 500 049

Technology Development Centre II
Plot 31A, IDA, Jeedimetla
Hyderabad, AP, Pin: 500 050

FACILITY LOCATIONS OUTSIDE INDIA

Kunshan Rotam Reddy Pharmaceutical Co. Limited
No.258, Huang Pu Jiang (M) Road
Kunshan Development Zone
Jiangsu Province P. R. China
Pin: 215 300

Industrias Quimicas Falcon de Mexico S.A. de C.V.
Carretera Federal Cuernavaca-Cuautla
KM 4.5 CIVAC, Jiutepec, Morelos
Mexico 62578

Dr. Reddy's Laboratories (UK) Limited
6, Riverview Road, Beverly, East Yorkshire
HU 17 OLD, United Kingdom

Dr. Reddy's Laboratories (EU) Limited
Steanard Lane, Mirfield, West Yorkshire,
WF 14,8HZ. United Kingdom

Chirotech Technology Limited
410 Cambridge Science Park
Milton Road, Cambridge
CB4 0PE, United Kingdom

Dr. Reddy's Laboratories Louisiana LLC
8800 Line Avenue, Shreveport, Louisiana 71106.
USA

Dr. Reddy's Laboratories Tennessee LLC
P.O. Box 9002, 201 Industrial Drive
Bristol, TN 37621- 9002. USA

Dr. Reddy's Laboratories New York Inc.
1974 Route 145, Middleburgh,
New York 12122, USA

INFORMATION ON DIRECTORS PROPOSED FOR RE-APPOINTMENT

The information is given in the chapter on Corporate Governance.

QUERIES AT ANNUAL GENERAL MEETING

Shareholders desiring any information with regard to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the Annual General Meeting.

The Company provides the facility of Investor-Helpdesk at the Annual General Meeting. Shareholders may post their queries relating to shares, dividends etc., at this Investor-Helpdesk.

PROCEDURE FOR CONVENING AN EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting of the Company may be called on the requisition of shareholders. Such a requisition shall set out the matters of consideration for which the meeting is to be called on, signed by the requisitionists and deposited at the registered office of the Company.

Pursuant to the provisions of the Companies Act, 1956, members entitled to make requisition for an Extraordinary General Meeting with regard to any matter, shall be those who hold not less than one-tenth of the paid up share capital of the Company as on the date of the deposit of the requisition carries the voting right in that matter.

PROCEDURE FOR NOMINATING A DIRECTOR ON THE BOARD

Pursuant to Section 257 of the Companies Act, 1956, any member intending to propose a person for appointment on the Board of the Company shall deposit a signed notice signifying candidature to the office of a Director, along with a deposit of Rs. 500/- at the registered office of the Company, not less than fourteen days before the shareholders' meeting. All nominations are considered by the Nomination, Governance and Compensation Committee of the Board of Directors of the Company which entirely comprises of Independent Directors.

INFORMATION ON MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of Association of the Company are available at the corporate website of the Company, www.drreddys.com.

CERTIFICATE FROM THE COMPANY SECRETARY

I, Sandeep Poddar, Company Secretary of Dr. Reddy's Laboratories Limited, hereby confirm that the Company has:

a. Complied with the provisions prescribed for Directors' Identification Number under Companies Act, 1956 and Director Identification Number Rules, 2006 as amended.

b. Maintained all the books of account and statutory registers prescribed under the Companies Act, 1956.

c. Filed all forms and returns and furnished all necessary particulars to the Registrar of Companies and / or authorities as required under the Companies Act, 1956.

d. Conducted the Board meetings and Annual General Meeting as per the Companies Act, 1956 and the minutes thereof were properly recorded in the minutes books.

e. Effected share / debenture transfers and despatched the certificates within the time limit prescribed by various authorities.

f. Not exceeded the borrowing or investment limits.

g. Paid dividend to the shareholders and interest to the debentureholders within the prescribed time limit and has also transferred the unpaid dividend to the Investor Education and Protection Fund within the time limit.

h. Complied with the provisions of the Listing Agreements with the Stock Exchanges, applicable rules and regulations framed by the Securities and Exchange Board of India and the Companies Act, 1956, as may be applicable.

The certificate is given by the undersigned according to the best of his knowledge and belief, knowing fully that on the faith and strength of what is stated above, full reliance will be placed on it by the shareholders of the Company.

SANDEEP PODDAR
COMPANY SECRETARY

Place: Hyderabad
Date: 11 May 2012

THE COMPANY AND THE CAPITAL MARKET

Dr. Reddy's share price closed at Rs. 1,758.65 and Rs. 1,764.75 on the Bombay Stock Exchange and the National Stock Exchange, respectively, as on 31 March 2012.

- These were more than 7% higher than the closing price at the end of the previous financial year.
- For the same period, the Sensex and Nifty indices fell by 10.5% and 9.2%, respectively.

The Board of Dr. Reddy's has proposed a dividend of Rs. 13.75 per share, subject to the approval of shareholders at the 28th Annual General Meeting — a rise of over 22% compared to the previous year.

If an Indian investor purchased 100 shares during the Company's IPO in August 1986, plus the 50% rights issue in August 1989, and held on to these till date:

- S(he) would be owning a total of 5,400 shares of Dr. Reddy's Laboratories at a face value of Rs. 5 per share.
- Against a total outlay of Rs. 2,250 (Rs. 1,000 during the IPO and Rs. 1,250 to purchase 50 shares of the rights issue at Rs. 25 per share), s(he) will have earned a total of Rs. 0.56 million as dividends, including proposed dividend of Rs. 13.75 per share for FY2012, bonus debentures issued in March 2011 and interest thereof paid in March 2012.
- On 31 March 2012, the Company's share price on the BSE was being quoted at Rs. 1,758.65. Thus, the value of this investor's portfolio would have been Rs. 9.48 million.

Similarly, an ADR holder who invested USD 948.80 in Dr. Reddy's ADRs at the initial public offer in April 2001, would have increased the asset value to USD 13,824 by the end of FY2012, in addition to the dividend return of USD 744.96.

With around 74,000 shareholders (excluding ADR holders), Dr. Reddy's is one of the largest publicly owned company with a high free float in India. An analysis of the shareholding structure as on 31 March 2012 showed that:

- 13.42% of share capital is owned by the Indian financial institutions, banks and mutual funds.
- 45.72% was accounted for by foreign investors including ADR holders.
- 15.25% was held by the public and corporates resident in India.

Dr. Reddy's is a part of the NSE Nifty 50 Index and will become a part of the BSE Sensex w.e.f. 11 June 2012.

Dr. Reddy's offers shares / ADRs to selected employees under its Employees Stock Option Schemes. In FY2012, the share capital has increased by Rs. 1.54 million (in FY2011, by Rs. 2.04 million) due to allotment of 307,614 equity shares (in FY2011, 407,347 equity shares) on exercise of such stock options.

DIVIDEND HISTORY OF THE COMPANY FROM FY2002



300%
250%
200%
150%
100%
50%
0%
PROPOSED
01-02 02-03 03-04 04-05 05-06 06-07 07-08 08-09 09-10 10-11 11-12
Interim Dividend
Final Dividend



As on 31 March 2012, the value of portfolio of an Indian investor who invested Rs. 1,000 in IPO and Rs. 1,250 in rights issue, and held on to these till date would have been Rs. 9.48 million.



Proposed dividend of Rs. 13.75 for FY2012 - a rise of over 22% compared to the previous year.

FIVE YEARS AT A GLANCE

YEAR	FY2012	FY2011	FY2010	FY2009	FY2008
			ALL FIGURES IN RS. MILLION EXCEPT EPS		
Income Statement Data:					
Total revenues	96,737	74,693	70,277	69,441	50,006
Cost of revenues	43,432	34,430	33,937	32,941	24,598
Gross profit	**53,305**	**40,263**	**36,340**	**36,500**	**25,408**
as a % of revenues	55	54	52	53	51
Operating Expenses:					
Selling, general and administrative expenses	28,867	23,689	22,505	21,020	16,835
Research and development expenses	5,911	5,060	3,793	4,037	3,533
Write-down of intangible assets	1,040	–	3,456	3,167	3,011
Impairment of Goodwill	–	–	5,147	10,856	90
Other Operating (income) / expenses, net	(765)	(1,115)	(569)	254	(402)
Total operating expenses	**35,053**	**27,634**	**34,332**	**39,334**	**23,067**
Operating income	**18,252**	**12,629**	**2,008**	**(2,834)**	**2,341**
as a % of revenues	19	17	3	(4)	5
Finance Costs, net:					
Finance income	1,227	173	369	482	1,601
Finance expenses	(1,067)	(362)	(372)	(1,668)	(1,080)
Finance (expense) / income, net	160	(189)	(3)	(1,186)	521
Equity in loss of affiliate	54	3	48	24	2
Profit before income tax	**18,466**	**12,443**	**2,053**	**(3,996)**	**2,864**
Income tax benefit / (expense)	(4,204)	(1,403)	(985)	(1,172)	972
Profit for the year	**14,262**	**11,040**	**1,068**	**(5,168)**	**3,836**
as a % of revenues	15	15	2	(7)	8
Net income / (loss) per equity share (EPS)					
— Basic	84.16	65.28	6.33	(30.69)	22.88
— Diluted	83.81	64.95	6.30	(30.69)	22.80
Dividend per share (Rs.)	13.75	11.25	11.25	6.25	3.75
Balance Sheet Data:					
Cash and cash equivalents	7,379	5,729	6,584	5,596	7,421
Operating Working capital*	35,189	25,194	16,009	21,831	12,529
Total assets	119,477	95,005	80,330	83,792	85,634
Total long-term debt, excluding current portion	16,335	5,271	5,385	10,132	12,698
Total stockholders' equity	57,444	45,990	42,915	42,045	47,350
Additional data:					
Net cash provided by / (used in):					
Operating activities	16,305	8,009	13,226	4,505	6,528
Investing activities	(18,820)	(8,658)	(6,998)	(3,472)	(9,367)
Financing activities	3,734	(377)	(5,307)	(2,527)	(7,865)
Effect of exchange rate changes on cash	499	141	246	(114)	(372)
Expenditure on property, plant and equipment & Intangible	(8,660)	(11,606)	(4,283)	(4,761)	(6,685)

1. All figures are based on IFRS Financials.

* Operating Working capital = Trade receivables + Inventories - Trade payables

RATIO ANALYSIS & ECONOMIC VALUE ADDED

RATIOS				
PROFITABILITY RATIOS	**FY2012**	**FY2011**	**FY2010**	**FY2009**
EBITDA / Turnover	26%	22%	23%	22%
Gross Margin / Turnover	55%	54%	52%	53%
— Global Generics	63%	65%	60%	61%
— PSAI	32%	26%	33%	30%
PAT / Turnover	16%	14%	13%	12%
ASSET PRODUCTIVITY RATIOS				
Fixed Asset Turnover (# of times)	3.1	2.9	3.2	3.7
Total Assets Turnover (# of times)	0.9	0.9	0.9	0.8
WORKING CAPITAL RATIOS				
Working Capital Days	154	134	130	128
Inventory Days	149	156	143	135
Debtors Days	81	72	69	56
Creditor Days	76	94	82	63
GEARING RATIOS				
Net Debt / Equity	0.2	0.4	0.1	0.4
Interest Coverage	18	42	29	11
VALUATION RATIOS (RS.)				
Earnings per share (Rs.)	84	65	6	(31)
Book Value per share (Rs.)	338	271	253	250
Dividend Payout	0.2	0.2	1.8	-
Trailing Price / Earnings Ratio	21	29	19	16

Notes on the ratios table:

1. Fixed Asset Turnover: Net Sales /Avg Net Fixed Assets (property, plant and equipment)
2. Total Assets Turnover: Net sales / Avg Net Assets
3. Working Capital Days: Inventory days+Receivable days-Payable days
4. Inventory Days: Average Inventory / Cost of revenue*365
5. Receivable Days: Average trade receivables / Turnover*365
6. Payable Days: Average trade payables / Cost of revenue*365
7. Interest Cover Ratio: Earnings before Interest and Tax before exceptional items / finance expense
8. Book value per share: Equity / Outstanding Equity Shares

ECONOMIC VALUE ADDED (IN RS. MILLION)



2,809
4,005
4,892
8,631
FY09
FY10
FY11
FY12

Note for the graph on Economic value added:

1. The cost of equity is calculated by using the following formula: Return on risk-free investment + expected risk premium on equity investment adjusted for the beta variant for Dr. Reddy's in India
2. 10 year G-Sec yield taken as the risk-free rate of investment
3. Taxes on EBIT calculated at the Effective Tax Rate
4. All the calculations are based on IFRS Consolidated Financials
5. EBIT adjusted for any one time non-recurring items

ECONOMIC VALUE ADDED STATEMENT FOR THE PERIOD (IN RS. MILLION)

PARTICULARS	FY2012	FY2011	FY2010	FY2009
Shareholders Funds	51,717	44,453	42,480	44,698
Debt	10,825	7,187	11,362	14,061
Total Capital employed	**62,542**	**51,640**	**53,842**	**58,759**
Earnings before Interest & Tax – EBIT	19,547	11,919	11,403	10,015
Tax on EBIT	4,457	1,298	2,315	2,695
NOPAT (a)	**14,992**	**10,621**	**9,088**	**7,321**
Cost of Debt	7%	6%	2%	3%
Cost of Equity & Retained Earnings	11%	12%	12%	9%
Weighted average cost of capital	10%	11%	9%	8%
Capital charges (b)	**6,460**	**5,729**	**5,084**	**4,512**
Economic Value Added (a-b)	**8,631**	**4,892**	**4,005**	**2,809**

SECRETARIAL AUDIT REPORT

The Board of Directors
Dr. Reddy's Laboratories Limited
8-2-337, Banjara Hills
Road No. 3
Hyderabad – 500 034

I have examined the registers, records and documents of Dr. Reddy's Laboratories Limited ("the Company") for the financial year ended on 31 March 2012 according to the provisions of -

- The Companies Act, 1956 and the Rules made under that Act;
- The Depositories Act, 1996 and the Regulations and Bye-laws framed under that Act;
- The Securities Contracts (Regulation) Act, 1956 ('SCRA'), the Rules made under that Act;
- The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'):
  - The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and amended Regulations, 2011;
  - The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992;
  - The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;
  - The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999;
  - The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;
- The Equity Listing Agreements with Bombay Stock Exchange Limited, National Stock Exchange of India Limited, Debt Listing Agreements with National Stock Exchange of India Limited and Bombay Stock Exchange Limited and Listed Company Manual of New York Stock Exchange Inc.

1. Based on my examination and verification of the registers, records and documents produced to me and according to the information and explanations given to me by the Company, I report that the Company has, in my opinion, complied with the provisions of the Companies Act, 1956 ("the Act") and the Rules made under the Act and the Memorandum and Articles of Association of the Company, with regard to:

a. maintenance of various statutory registers and documents and making necessary entries therein;
b. closure of the Register of Members / Debenture holders;
c. forms, returns, documents and resolutions required to be filed with the Registrar of Companies and Central Government;
d. service of documents by the Company on its Members, Debenture holders, Debenture Trustees, Auditors and the Registrar of Companies;
e. notice of Board meetings and Committee meetings of Directors;
f. the meetings of Directors and Committees of Directors including passing of resolutions by circulation;
g. the 27th Annual General Meeting held on July 21, 2011;
h. the Order of the Hon'ble High Court of Andhra Pradesh with regard to Scheme of Arrangement between the Company and its members for issue of bonus debentures;
i. minutes of proceedings of General meetings and of Board and its Committee meetings;
j. approvals of the Members, the Board of Directors, the Committees of Directors and government authorities, wherever required;
k. constitution of the Board of Directors / Committee(s) of Directors and appointment, retirement and re-appointment of Directors including the Managing Director and Whole-time Directors;
l. payment of remuneration to the Directors including the Managing Director and Whole-time Directors;
m. appointment and remuneration of Auditors and Cost Auditors;



n. transfers and transmissions of the Company's shares and debentures, issue and allotment of shares and issue and delivery of original and duplicate certificates of shares and debentures;
o. payment of interest on debentures;
p. declaration and payment of dividends;
q. transfer of certain amounts as required under the Act to the Investor Education and Protection Fund;
r. borrowings and registration, modification and satisfaction of charges;
s. investment of the Company's funds including inter corporate loans and investments and loans to others;
t. giving guarantees in connection with loans taken by subsidiaries and associate companies;
u. form of Balance Sheet and Profit and Loss Account under the Act;
v. Board's Report;
w. contracts, common seal, registered office and publication of name of the Company;
x. generally, all other applicable provisions of the Act and the Rules made under that Act; and
y. the Company has not accepted any fixed deposits and hence provisions of Sections 58A and 58AA and Rules framed thereunder are not applicable to the Company.

2. I further report that:
a. the Directors have complied with the requirements as to disclosure of interests and concerns in contracts and arrangements, shareholdings / debenture holdings and directorships in other companies and interests in other entities;
b. the Directors have complied with the disclosure requirements in respect of their eligibility of appointment, their being independent and compliance with the Code of Business Conduct & Ethics for Directors and Management Personnel;
c. the Company has obtained all necessary approvals under the various provisions of the Act; and
d. there was no prosecution initiated and no fines or penalties were imposed during the year under review under the Companies Act, SEBI Act, SCRA, Depositories Act, Listing Agreement and Rules, Regulations and Guidelines framed under these Acts against / on the Company, its Directors and Officers.

3. I further report that the Company has complied with the provisions of the Depositories Act, 1996 and the Bye-laws framed thereunder by the Depositories with regard to dematerialisation / rematerialisation of securities and reconciliation of records of dematerialised securities with all securities issued by the Company.

4. I further report that:
a. the Company has complied with the requirements under the Equity and Debt Listing Agreements entered into with the Bombay Stock Exchange Limited and National Stock Exchange of India Limited and Listed Company Manual of New York Stock Exchange Inc.;
b. the Company has complied with the provisions of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and Regulations, 2011 including the provisions with regard to disclosures and maintenance of records required under the Regulations;
c. the Company has complied with the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 including the provisions with regard to disclosures and maintenance of records required under the Regulations;
d. the Company has complied with the provisions of the Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008 and Debenture Trust Deed with regard to the disclosure under the Deed.

DR. K R CHANDRATRE
PRACTISING COMPANY SECRETARY

Certificate of Practice No.: 5144
Dated: 25 April 2012

DIRECTORS' REPORT

DEAR MEMBERS

Your Directors are pleased to present the 28th annual report for the year ended 31 March 2012.

FINANCIAL HIGHLIGHTS

Table 1 gives the financial highlights of the Company for FY2012 as compared to previous financial year on Indian GAAP standalone basis.

DIVIDEND

Your Directors are pleased to recommend a dividend of Rs. 13.75 on every equity share of Rs. 5 each (275%) for FY2012. The dividend, if approved at the 28th Annual General Meeting, will be paid to those shareholders whose names appear on the register of members of the Company as on 3 July 2012.

The dividend would be tax-free in the hands of the shareholders.

SHARE CAPITAL

The paid-up share capital of your Company increased by Rs. 1.54 million in FY2012, due to allotment of 307,614 equity shares on exercise of stock options by the eligible employees under Dr. Reddy's Employees Stock Option Scheme, 2002 and Dr. Reddy's Employees ADR Stock Option Scheme, 2007.

UNSECURED, REDEEMABLE, NON-CONVERTIBLE DEBENTURES (NCDS)

The bonus NCDs issued by the Company in FY2011 have since been listed on the Bombay Stock Exchange and the National Stock Exchange and rated LAA+ by ICRA.

During FY2012, the first year's interest on these NCDs was paid on due date.

TABLE 1 FINANCIAL HIGHLIGHTS (RS. IN MILLION)

	FY2012	FY2011
Income	68,215	54,241
Profit before depreciation and tax	15,603	12,998
Depreciation	3,011	2,479
Profit before tax	12,592	10,519
Taxation	(3,468)	(1,585)
Net profit for the year	9,124	8,934
Add: Surplus at the begining of the year	31,397	25,541
Add: Transfer from General Reserve	-	5,972
Total Available For Appropriation	40,521	40,447
APPROPRIATIONS		
Proposed dividend on equity shares	2,331	1,904
Tax on proposed dividend	378	309
Dividend of previous years (including tax)	3	4
Debenture Redemption Reserve	848	19
Issuance of Bonus Debentures as per scheme	-	5,078
Dividend Distribution Tax on distribution as per scheme	-	843
Transfer to General Reserve	912	893
Balance carried forward	36,049	31,397

FY2012 represents fiscal year 2011-12, from 1 April 2011 to 31 March 2012, and analogously for FY2011 and previously such labeled years.



CORPORATE GOVERNANCE AND ADDITIONAL INFORMATION TO SHAREHOLDERS

A detailed report on the corporate governance systems and practices of the Company are given in a separate section of the annual report 2011-12. Detailed information for the shareholders is given in Additional Shareholders' Information section.

MANAGEMENT DISCUSSION AND ANALYSIS

A detailed report on the Management Discussion and Analysis is provided as a separate section in the annual report.

SUBSIDIARY COMPANIES

The Company has 48 subsidiaries as on 31 March 2012.

During FY2012, Dr. Reddy's Laboratories New York, Inc., USA, Limited Liability Company Dr. Reddy's Laboratories, Ukraine, and Dr. Reddy's Laboratories (Canada) Inc., Canada, were incorporated as wholly-owned subsidiaries of the Company.

As per Section 212 of the Companies Act, 1956, the Company is required to attach the Directors' Report, Balance Sheet and Profit and Loss Account of the subsidiaries to the annual report. The Ministry of Corporate Affairs, Government of India vide its circular No. 2/2011 dated 8 February 2011 has provided an exemption to companies from complying with Section 212, provided such companies publish the audited consolidated financial statements in their annual report. Accordingly, the annual report 2011-12 does not contain the financial statements of the subsidiaries. The audited annual accounts and related information of the subsidiaries, where applicable, will be made available for inspection during business hours at our registered office in Hyderabad, India. The same will also be published on the Company's website, www.drreddys.com.

The members, if desire, may write to the Company Secretary at Dr. Reddy's Laboratories Limited, 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034 to obtain a copy of the financials of the subsidiary companies.

The consolidated financial statements, in terms of Clause 32 of the Listing Agreement and prepared in accordance with Accounting Standard 21 as specified in the Companies (Accounting Standards) Rules, 2006 also form part of this annual report.

DIRECTORS

As per Article 113 of the Articles of Association of the Company, Dr. Omkar Goswami and Mr. Ravi Bhoothalingam retire by rotation at the forthcoming Annual General Meeting scheduled to be held on 20 July 2012 and being eligible, seek re-appointment.

The Board of Directors had appointed Mr. Sridar Iyengar as an Additional Director on the Board of the Company on 22 August 2011. He will hold this office till the conclusion of 28th Annual General Meeting scheduled to be held on 20 July 2012. Requisite notice under Section 257 of the Companies Act, 1956 has been received from a member proposing his appointment. It is proposed to appoint him as a Director of the Company, liable to retire by rotation. The resolution for the same has been included in the notice of the 28th Annual General Meeting scheduled to be held on 20 July 2012.

The brief profiles of Dr. Omkar Goswami, Mr. Ravi Bhoothalingam and Mr. Sridar Iyengar are given in the Corporate Governance section of the annual report for reference of the members.

The Board of Directors in their meeting held on 3 February 2012 had re-appointed Mr. Satish Reddy as Whole Time Director designated as Managing Director and Chief Operating Officer of the Company for a further period of five years effective from 1 October 2012. His re-appointment is subject to the shareholders' approval and the resolution to this effect is included in the notice convening 28th Annual General Meeting scheduled to be held on 20 July 2012.

AUDITORS

The statutory auditors of the Company, B S R & Co., Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office of the statutory auditors for FY2013, if re-appointed. The Audit Committee and the Board of Directors recommend the re-appointment of B S R & Co. as statutory auditors of the Company for FY2013 for shareholders' approval.

COST AUDIT

Pursuant to Section 233B of the Companies Act, 1956, the Central Government has prescribed cost audit of the Company's bulk drug division and formulation division.

Based on the recommendations of the Audit Committee, and subject to the approval of the Central Government, the Board of Directors had appointed, Sagar & Associates as cost auditors of the Company for FY2012. The cost audit report would be filed with the Central Government as per timeline.

The relevant cost audit reports for FY2011 for bulk drug division and formulation division were filed within the due date on 26 September 2011. The due date for filing these reports was 27 September 2011.

SECRETARIAL AUDIT REPORT

A secretarial audit for FY2012 was carried out by Dr. K R Chandratre, practicing Company Secretary. The secretarial audit report forms part of this annual report.

The said secretarial audit report confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Depositories Act, 1996, Equity and Debt Listing Agreements with the Stock Exchanges, Debenture Trust Deed, Securities Contracts (Regulation) Act, 1956 and all the regulations of Securities and Exchange Board India (SEBI) as applicable to the Company, including the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (erstwhile Regulation of 1997) and the SEBI (Prohibition of Insider Trading) Regulations, 1992.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of Section 217(2AA) of the Companies Act, 1956, your Directors confirm as under:

1. In preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;
2. Accounting policies have been selected and applied consistently and judgments and estimates made, are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2011-12 and of profit of the Company for that period;
3. Proper and sufficient care has been taken to maintain adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
4. Annual accounts have been prepared on a going concern basis.

TRANSFER OF UNPAID AND UNCLAIMED AMOUNTS TO IEPF

Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, the declared dividends, which remained unpaid or unclaimed for a period of seven years, have been transferred by the Company to the Investor Education and Protection Fund (IEPF) established by the Central Government pursuant to Section 205C of the said Act.

EMPLOYEES STOCK OPTION SCHEMES

Dr. Reddy's Employees Stock Option Scheme, 2002, (the Scheme) was valid for a period of ten years from the date of adoption of the Scheme i.e. upto 29 January 2012. Pursuant to Regulation 7 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employees Share Purchase Scheme) Guidelines, 1999, the terms of the Scheme may be varied by way of a special resolution in a general meeting.

Based on the recommendation of the Nomination, Governance and Compensation Committee, the Board of Directors of the Company at their meeting held on 25 October 2011, has consented to extend the validity of the Scheme for a further period of ten years with effect from 29 January 2012, subject to the approval of the shareholders. All other terms and conditions of the Scheme shall remained unchanged.

The resolution for extension of validity of the Scheme has been included in the notice of the 28th Annual General Meeting scheduled to be held on 20 July 2012.

The details of stock options as on 31 March 2012 under the "Dr. Reddy's Employees Stock Option Scheme, 2002" and the "Dr. Reddy's Employees ADR Stock Option Scheme, 2007" in terms of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended, are set out in the **Annexure – 1** to the Directors' Report.

PARTICULARS OF EMPLOYEES

Pursuant to the provisions of Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of employees are set out in the **Annexure – 2** to the Directors' Report.

CONSERVATION OF ENERGY RESEARCH AND DEVELOPMENTS, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNING AND OUTGO

The particulars as prescribed under Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are set out in the **Annexure – 3** to the Directors' Report.

QUALIFYING PERSONS FOR INTER SE TRANSFER OF SHARES

Based on the information received from the Promoters and as required under Regulation 10(1)(a) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 2011, persons constituting "qualifying persons" as defined in the said Regulations comprises:

Dr. Reddy's Holdings Limited, Dr. Reddy's Investments and Advisory LLP, Dr. Reddy's Income Advisory LLP, APS Invest Advisory LLP, ASP Income Advisory LLP, APS Trust, Dr. Kallam Anji Reddy, Mr. Gunupati Venkateswara Prasad, Mr. Gunupati Venkateswara Prasad (HUF), Mr. Kallam Satish Reddy, Mr. Kallam Satish Reddy (HUF), Mrs. K Samrajyam, Mrs. G Anuradha, Mrs. K Deepti Reddy, Miss. G Vani Sanjana Reddy and Miss. G Mallika Reddy.

ACKNOWLEDGEMENT

Your Directors place on record their sincere appreciation for significant contribution made by the employees through their dedication, hard work and commitment and the trust reposed on us by the medical fraternity and the patients. We also acknowledge the support and wise counsel extended to us by the analysts, bankers, government agencies, shareholders and investors at large. We look forward to having the same support in our endeavor to help people lead healthier lives.

For Dr. Reddy's Laboratories Limited

DR. K ANJI REDDY
CHAIRMAN

Place: Hyderabad
Date: 11 May 2012

ANNEXURE – 1

Pursuant to the provisions of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999, as amended, the details of stock options as on 31 March 2012 under the Dr. Reddy's Employees Stock Option Scheme, 2002 and the Dr. Reddy's Employees ADR Stock Option Scheme, 2007 are as under:

SL. NO.	DESCRIPTION	DETAILS	
		DR. REDDY'S EMPLOYEES STOCK OPTION SCHEME, 2002	DR. REDDY'S EMPLOYEES ADR STOCK OPTION SCHEME, 2007
1	Total Options granted	6,257,626	470,538
2	Pricing formula	Dr. Reddy's Employees Stock Option Scheme, 2002 provides for the grant of options in two categories:	Dr. Reddy's Employees ADR Stock Option Scheme, 2007 provides for the grant of options in two categories:
		Category A: 505,939 stock options out of the total of 4,349,102 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and	Category A: 382,695 stock options out of the total of 1,530,779 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
		Category B: 3,843,163 stock options out of the total of 4,349,102 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e. Rs. 5 per option).	Category B: 1,148,084 stock options out of the total of 1,530,779 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).
		The fair market value of a share on each grant date falling under Category A above is defined as the weighted average closing price of the company's equity shares for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period.	The fair market value of a share on each grant date falling under Category A above is defined as the closing price of the Company's equity shares on the trading day immediately preceding the date of grant, in the stock exchange where there is highest trading volume during that period.
3	Options vested as at 31 March 2012	71,551	6,564
4	Total Options exercised	1,994,885	233,565
5	Total number of shares arising as a result of exercise of options	1,994,885	233,565
6	Total Options lapsed	3,608,585	119,074
7	Variation of terms of Options	1. Members of the Company approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002 at the Annual General Meeting held on 28 July 2004. The amendment enabled the Company to grant Stock Options in two categories of par value and fair market value. Before this amendment, the Scheme provided for grant of options at fair market value only.	1. Members of the Company approved the amendment in Dr. Reddy's Employees ADR Stock Option Scheme, 2007, at the Annual General Meeting held on 22 July 2008, to exercise the right to recover from the relevant employees, the fringe benefit tax, in respect of options granted to or vested or exercised by the eligible employees under provisions of the Income Tax Act, 1961.
		2. Members of the Company further approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002 at the Annual General meeting held on 27 July 2005. The amendment enabled the Company to grant options in the following categories:	
		Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and	
		Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).	
		3. Members of the Company further approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002, at the Annual General Meeting held on 22 July 2008, to exercise the right to recover from the relevant employees, the fringe benefit tax, in respect of options granted to or vested or exercised by the eligible employees under provisions of the Income Tax Act, 1961. Further, pursuant to changes in the work levels in the organization structure of the Company, the Members of the Company approved removing the grades and designations prescribed in the scheme.	
		The Government of India has abolished fringe benefit tax through the Finance Act 2009. Under this Act the fringe benefit tax payable by the employer as a result of share based payments would be replaced by an income tax payable by the employees as a "perquisite" (as defined in the Indian Income Tax Act, 1961) based on the value of the underlying share as on the date of exercise of the options. Consequent to this abolishment and in furtherance of the resolution passed by the Company on 22 July 2008, management resolved to absorb the consequent perquisite tax for the options granted on or prior to 18 May 2008.	

SL. NO.	DESCRIPTION	DETAILS					
		DR. REDDY'S EMPLOYEES STOCK OPTION SCHEME, 2002			DR. REDDY'S EMPLOYEES ADR STOCK OPTION SCHEME, 2007		
8	Total Money realized by exercise of options	Rs. 161,745,599			Rs. 1,167,825		
9	Total number of options in force	654,156			117,899		
10	Employee wise details of options granted during the year to						
	(i) Senior managerial Personnel	**NAME**	**EXERCISE PRICE**	**NO. OF OPTIONS**	**NAME**	**EXERCISE PRICE**	**NO. OF OPTIONS**
		Mr. Abhijit Mukherjee	At Par	7,000	Mr. MV Ramana	At Par	2,600
		Mr. Saumen Chakraborty	At Par	6,000	Dr. Raghav Chari	At Par	4,000
		Mr. Umang Vohra	At Par	4,500	Mr. Amit Patel	At Par	4,500
		Dr. Cartikeya Reddy	At Par	4,000	Mr. K B Sankara Rao	At Par	3,000
		Dr. R Ananthanaryanan	At Par	3,500	Mr. Vilas Dholye	At Par	3,000
	(ii) Any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	None			None		
	(iii) Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant;	None			None		
11	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'	Rs. 53.56					
12	The difference between the employee compensation cost computed under Intrinsic Value Method and the employee compensation cost that shall have been recognized if the Company had used the Fair Value Methods and its impact on profits and on EPS of the Company	The employee Compensation Cost on account of ESOP in the financial year 2011-12 based on Intrinsic Value Method is Rs. 403 million. Had the Company used the Fair Value Method, the ESOP cost in the financial year would have been Rs. 326 million, which would have a consequential impact on profit. However, there would not have been any significant adverse effect on the Profit and EPS, on using fair value method of accounting.					
13	Weighted-average exercise prices and weighted-average fair values of options for options whose exercise price either equals or exceeds or is less than the market price of the stock	Weighted average exercise price and weighted average fair value of the outstanding Fair Market Value options as on 31 March 2012 was Rs. 441 and Rs. 208 respectively. Weighted average exercise price and weighted average fair value of the outstanding Par Value options as on 31 March 2012 was Rs. 5 and Rs. 1,135 respectively.					
14	Description of the method and significant assumptions used during the year to estimate the fair values of options:	The Company has opted Intrinsic Value Method for accounting of Compensation Cost arising out of ESOP. However for disclosures in para 12 above the following assumptions have been used:					
	(i) Risk-free interest rate	8.23% - 8.45%					
	(ii) Expected life	12 months to 48 months					
	(iii) Expected volatility	21.98% - 33.44%					
	(iv) Expected dividends	0.70%					
	(v) The price of the underlying share in market at the time of option grant	Rs. 1,598.57					

ANNEXURE 2

Information required under Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1976 and forming part of the Directors Report for the year ended 31 March 2012.

SL. NO.	NAME OF THE EMPLOYEE	AGE	DESIGNATION	GROSS REMUNERATION
EMPLOYED FOR THE FULL YEAR AND IN RECEIPT OF REMUNERATION MORE THAN RS. 60 LACS PER ANNUM				
1	Dr. K Anji Reddy	73	Chairman	110,738,649
2	G V Prasad	52	Vice-Chairman and CEO	81,582,725
3	Satish Reddy	45	Managing Director and COO	79,061,957
4	Abhijit Mukherjee	54	President	21,396,841
5	Dr. R Ananthanarayanan	47	President	17,085,060
6	Saumen Chakraborty	51	President	17,994,339
7	Umang Vohra	41	Executive Vice President	12,743,433
8	Dr. Cartikeya Reddy	42	Senior Vice President	11,926,531
9	Dr. Julius Anthony Vaz	51	Senior Vice President	8,619,468
10	Ritha Chandrachud	48	Senior Vice President	9,088,034
11	Dr. Harshal P Bhagwatwar	49	Vice President	7,145,599
12	K Ganesh	49	Vice President	6,558,562
13	Dr. K V S Ram Rao	49	Vice President	7,147,024
14	K P Gopala Krishnan	55	Vice President	7,293,514
15	Manoj Mehrotra	50	Vice President	6,175,577
16	Prabhakaran B Nair	47	Vice President	6,605,876
17	Raju Subramanyam	46	Vice President	7,326,336
18	Dr. Raviraj Pillai	51	Vice President	6,384,003
19	Dr. Sanjay Chaturvedi	42	Vice President	8,750,111
20	Singhai Sunil Chand	57	Vice President	7,477,685
21	Dr. V Venkateswarlu	52	Vice President	6,858,900
EMPLOYED FOR THE PART OF THE YEAR AND IN RECEIPT OF AVERAGE REMUNERATION ABOVE RS. 5 LACS PER MONTH				
22	Samiran Das	52	Executive Vice President	10,529,944
23	Dr. Amit Biswas	52	Executive Vice President	6,123,243
24	K B Sankara Rao	58	Executive Vice President	20,306,369
25	Vilas M Dholye	63	Executive Vice President	11,151,777
26	M V Ramana	44	Senior Vice President	1,730,233
27	Romy Sahay	43	Vice President	3,000,390
28	Dr. Darshan B Makhey	45	Vice President	8,709,468
29	Dr. Dhileep Krishnamurthy	46	Vice President	8,435,667
30	K N Reddy	58	Vice President	9,022,683
31	K R Janardana Sarma	59	Vice President	4,802,303
32	Sanjay Surendra Bhanushali	51	Vice President	3,326,678
33	Gautam Mohan Swaroop	34	Senior Director	2,642,306
34	Anindya Chowdhury	42	Senior Director	4,178,163
35	Sanjay Singh	44	Senior Director	3,047,500
36	Savya Sachi	50	Senior Director	7,863,388
37	Dr. Shashank Narayanrao Lulay	58	Senior Director	1,814,711

Notes:

1) All the above employments are contractual.

2) Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are relatives within the meaning of Section 6 of the Companies Act, 1956.

3) Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are also eligible for commission on the net profits of the Company. The commission has been included in the remuneration specified above.

4) No individual employee is holding equivalent to or more than 2% of the shareholding of the Company as on 31 March, 2012.

QUALIFICATION	EXPERIENCE IN YEARS	DATE OF COMMENCEMENT	PARTICULARS OF LAST EMPLOYMENT
B.Sc. (Tech.), Ph.D.	42	24.02.1984	Managing Director, Standard Organics Ltd.
B. Sc. (Chem. Eng.), M.S. (Indl. Admn.)	28	30.06.1990	Promoter Director, Benzex Labs Pvt. Ltd.
B.Tech., M.S. (Medicinal Chemistry)	20	18.01.1993	Director, Globe Organics Ltd.
B.Tech. (Chem.)	32	15.01.2003	President, Atul Ltd.
B. Pharm., Ph.D.	24	06.08.2010	President, Aurosource, USA
B.Sc. (H), MBA-IIM	28	02.07.2001	Vice President, Tecumseh Products India Pvt. Ltd.
B.E., M.B.A.	17	18.02.2002	Manager, Pepsico, India
B.Tech., M.S., Ph.D.	21	20.07.2004	Senior Engineer, Genetech Inc.
M.B.B.S., M.D.	22	01.07.2009	Medical Director, Novo Nordisk Pharma India Ltd.
B.Sc., M.M.S.	26	14.07.2003	Sr. Director, Fulford (India) Ltd.
M.Pharm., M.S., Ph.D.	19	02.08.2004	Associate Director, Wockhardt Ltd.
B.Com., ACA	24	14.10.2005	Country Treasurer, Philips Electronics Ltd.
B.Tech, M.E., Ph.D.	19	03.04.2000	Sr. Manager, Vam Organic Chemicals Ltd.
B.E., P.G.D.P.M.	29	16.04.2003	General Manager, Sanmar Speciality Chemicals Ltd.
B.Tech, P.G.D.B.M.	15	25.07.2007	Vice President, SRF Ltd.
M.Pharm., MBA	23	23.12.2008	Vice President, IPCA Laboratories Ltd.
B.Tech, M.M.	21	18.02.2008	Project Manager, E I Dupont India Pvt. Ltd.
M.S., Ph.D.	20	15.04.2010	Site Head, Perrigo Laboratories
M.Sc., Ph.D.	20	03.05.2010	General Manager, Dow Advanced Materials Division
M.Pharm.	34	19.02.2001	General Manager, Ranbaxy Laboratories Ltd.
M.Pharm., Ph.D.	27	17.08.2005	Principal & Professor, Kakatiya University
B.Tech. (Mech.)	30	15.06.2011	Executive Director, Pepsico India
B.Tech. (Chem.), Masters (Polymer Sc.) Ph.D.	23	12.07.2011	Senior Vice President, Reliance Industries Ltd.
M.Pharm.	34	29.09.1986	Production Executive, Cipla Ltd.
B.Tech. (Chem.)	38	18.12.2000	VP, Pidilite Industries Ltd.
MBA	19	15.10.1992	-
P.G.D.P.M.I.R, B.E.(Elec.)	19	27.02.2012	Vice President, Special Projects, ITC Ltd.
M.Pharm., Ph.D.	22	01.02.2008	Vice President, Mayne Pharma (USA) Inc.
M.Sc.,Ph.D.	21	02.05.2011	Director, Boehringer Ingelheim Pharmaceuticals Inc.
M.Sc.	34	15.06.1994	Manager, Ranbaxy Laboratories Ltd.
M.Tech.	33	06.09.2005	Freelance Consultant
B.Pharm.	29	21.09.2005	Manager, Cipla Ltd.
MBA	10	01.11.2011	Associate Principal, McKinsey & Company, India
B.E., P.G.D.M.	18	21.04.2005	Manager, Hindustan Lever Ltd.
M.A., MBA	16	20.01.2005	Senior Division Personal Officer, Indian Railways
B.Sc., LLB, D.B.M.	26	10.11.1997	Regional Manager, Cipla Ltd.
M. Pharm., Ph.D.	29	16.06.2005	General Manager, Wockhardt Ltd.

ANNEXURE – 3

FORM A
FORM FOR DISCLOSURE OF PARTICULARS WITH RESPECT TO CONSERVATION OF ENERGY

A. POWER AND FUEL CONSUMPTION		
1. ELECTRICITY	**FY2012**	**FY2011**
Purchased		
Unit	218,708,583	198,235,693
Total amount (Rs.)	909,082,508	781,856,344
Rate / unit (Rs.)	4.16	3.94
Own generation – through diesel generator set		
Unit	26,346,560	20,325,433
Units per ltr. of diesel oil	3.43	3.45
Rate / unit (Rs.)	12.26	11.34
2. COAL (USED IN BOILER)		
Quantity (tonnes)	69,246	64,612
Total Cost (Rs.)	335,110,423	266,439,286
Average rate (Rs.)	4,839	4,124
3. FURNACE OIL		
Quantity (K Lts.)	6,869	6,838
Total Cost (Rs.)	277,044,783	202,897,905
Rate / unit (Rs.)	40,334	29,670

FORM B
RESEARCH AND DEVELOPMENT (R&D)

1. Specific areas in which R&D activities were carried out by the Company are:
Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:

- **Global Generics,** where our research and development activities are directed at the development of product formulations, process validation, bioequivalence testing and other data needed to develop the drugs that are equivalent to brand name products for sale in the emerging markets or whose patents and regulatory exclusivity periods have expired or are nearing expiration in the highly regulated markets of the United States and Europe. Global Generics also include our biologics business, where research and development activities are directed at the development of biologics products for the emerging as well as highly regulated markets. Our new biologics research and development facility caters to the highest development standards, including cGMP, Good Laboratory Practices and bio-safety level IIA.

- **Pharmaceutical Services and Active Ingredients,** where our research and development activities concentrate on development of chemical processes for the synthesis of active pharmaceutical ingredients and intermediates ("API") for use in our Global Generics segment and for sales in the emerging and developed markets to third parties. Our research and development activities also support our custom pharmaceutical line of business, where we continue to leverage the strength of our process chemistry and finished dosage development expertise to target innovator as well as emerging pharmaceutical companies. The research and development is directed towards providing services to support the entire pharmaceutical value chain — from discovery all the way to the market.

- **Proprietary Products,** where we are actively pursuing discovery and development of new molecules, sometimes referred to as "New Chemical Entity" or "NCEs" and Differentiated Formulations. Our research programs focus on the following therapeutic areas:
  - Pain
  - Anti-infectives
  - Dermatology

We are focusing on an integrated research strategy to build a coherent pipeline of New Chemical Entities and Differentiated Formulations with critical mass and demonstrate repeated success in the chosen therapeutic area.

2. **Benefits derived as a result of the R&D**
- Development of new products.
- Modification of existing manufacturing processes to achieve savings in cost of production.
- Modification of existing manufacturing processes to reduce the time cycle.
- Indian patents and US patents filings for protection of Intellectual Property generated during R&D.

3. **Future plan of action**

Commercialisation of new products for which the products are under trials at development stage. Several new products have been identified after a thorough study of the market and the processes to manufacture these products will be developed in the R&D lab.

4. **Expenditure on R&D**

FOR THE YEAR ENDED MARCH 31	FY2012	FY2011
A Capital (Rs. million)	430	790
B Recurring (Rs. million)	5,813	5,128
C Total (Rs. million)	6,243	5,918
Total R&D expenditure as a percentage of total turnover	9.36%	11.26%

TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION		
1	Efforts, in brief, made towards technology absorption, adaptation and innovation	The Company has a full-fledged R&D Division continuously engaged in research on new products and on process development of existing products. The Company has developed indigenous technology in respect of the products manufactured by it. As soon as the technology is developed for a product, it is tested in Pilot Plant and thereafter commercial production is taken up. It is our philosophy to continuously upgrade the technology.
2	Benefits derived as a result of the above efforts, e.g., product improvement, cost reduction, product development, import substitution, etc.	Product quality improvements, cost reduction, product development, import substitution etc. The continuous up gradation and adoption of new technology has benefited the Company in the form of better production process, better yields, better quality of the end product and cost reduction.
3	In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), following information may be furnished: a) Technology imported b) Year of import c) Has technology been fully absorbed d) If not fully absorbed, areas where this has not taken place, reasons therefore and future plans of action.	No Imported technology

Form C

FOREIGN EXCHANGE EARNINGS AND OUTGO

Please refer information given in the note nos. 2.33 and 2.34 – Notes to the accounts.

This page has been intentionally left blank.



IGAAP Standalone Financial Statements

Auditors' Report to The Members of Dr. Reddy's Laboratories Limited

We have audited the attached Balance Sheet of Dr. Reddy's Laboratories Limited ("the Company") as at 31 March 2012, the Statement of Profit and Loss and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's Report) Order, 2003 ('the Order'), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, the Statement of Profit and Loss and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Statement of Profit and Loss and the Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956, to the extent applicable;

(e) on the basis of written representations received from the directors, and taken on record by the Board of Directors, we report that none of the directors are disqualified as at 31 March 2012 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

    (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2012;

    (ii) in the case of the Statement of Profit and Loss, of the profit of the Company for the year ended on that date; and

    (iii) in the case of Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W

Natrajh Ramakrishna
Partner
Membership No.: 032815

Place : Hyderabad
Date : 11 May 2012

The Annexure referred to in the auditors' report to the members of Dr. Reddy's Laboratories Limited ("the Company") for the year ended 31 March 2012. We report that:

i. (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets. The Company has a regular programme of physical verification of its fixed assets by which all fixed assets are verified in a phased manner over a period of 3 years. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

(b) Fixed assets disposed off during the year were not substantial and therefore do not affect the going concern assumption.

ii. (a) Inventories, except goods-in-transit and stocks lying with third parties, has been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable. For stocks lying with third parties at the year-end, written confirmations have been obtained.

(b) In our opinion, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory. The discrepancies noticed on verification between the physical stocks and the book records were not material.

iii. (a) The Company has granted loans to eleven companies (of which five loans are interest free) covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount outstanding during the year was ₹ 9,328 millions and the year-end balance of such loans was ₹ 5,851 millions.

(b) In our opinion, the rate of interest and other terms and conditions on which loans have been granted to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 are not, prima facie, prejudicial to the interest of the Company.

(c) In the case of loans granted to companies, firms or other parties listed in the register maintained under Section 301, where stipulations have been made, the borrowers have been regular in repaying the principal amounts as stipulated and in the payment of interest.

(d) There is no overdue amount of more than ₹ one lakh in respect of loans granted to any of the companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956.

(e) The Company has not taken loans secured or unsecured from any companies, firms and other parties covered in the register maintained under Section 301 of the Companies Act, 1956.

iv. In our opinion and according to the information and explanations given to us, and having regard to the explanation that purchases of certain items of inventories are for the Company's specialized requirements and similarly certain goods sold are for the specialized requirements of the buyers and suitable alternative sources are not available to obtain comparable quotations, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventories and fixed assets and with regard to the sale of goods and services. We have not observed any major weakness in the internal control system during the course of the audit.

v. (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in point (a) above and exceeding the value of ₹ 5 lakh with any party during the year, have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time except for the purchases of certain items of inventories which are for Company's specialized requirements and similarly for sale of certain goods for the specialized requirements of the buyers and for which suitable alternative sources are not available to obtain comparable quotations. However, on the basis of information and explanations provided, the same appear reasonable.

vi. In our opinion, and according to the information and explanations given to us, the Company has complied with the provisions of Section 58A, Section 58AA or other relevant provisions of the Companies Act, 1956 and the rules framed thereunder/the directives issued by the Reserve Bank of India (as applicable) with regard to deposits accepted from the public. Accordingly, there have been no proceedings before the Company Law Board or National Company Law Tribunal (as applicable) or Reserve Bank of India or any Court or any other Tribunal in this matter and no order has been passed by any of the aforesaid authorities.

vii. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

viii. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for maintenance of cost records under Section 209(1) (d) of the Companies Act, 1956, and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records.

ix. (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues have been generally regularly deposited during the year by the Company with the appropriate authorities.

(b) According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues were in arrears as at 31 March 2012 for a period of more than six months from the date they became payable.

(c) According to the information and explanations given to us, the dues set out in Appendix 1 in respect of Income tax, Sales tax, Service tax, Customs duty and Excise duty have not been deposited with the appropriate authorities on account of disputes.

x. The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses during the financial year and in the immediately preceding financial year.

xi. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to its bankers or to any financial institutions or to debenture holders.

xii. The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

xiii. In our opinion and according to the information and explanations given to us, the Company is not a chit fund/nidhi/mutual fund/society.

xiv. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, clause 4(xiv) of the Order is not applicable.

xv. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interests of the Company.

xvi. In our opinion and according to the information and explanations given to us, the term loans taken by the company have been applied for the purpose for which they were raised.

xvii. According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment.

xviii. The Company has not made any preferential allotment of shares to companies, firms or parties covered in the register maintained under Section 301 of the Companies Act, 1956.

xix. During the previous year ended 31 March 2011, the Company had issued unsecured debentures in accordance with the scheme of arrangement approved by the High Court of Andhra Pradesh, India. Accordingly, no security or charge in respect of such debentures has been created.

xx. During the year, the Company has not raised any money through public issue.

xxi. According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W

Natrajh Ramakrishna
Partner
Membership No.: 032815

Place : Hyderabad
Date : 11 May 2012

Appendix 1 as referred to in paragraph ix (c) of annexure to the Auditors' Report

NAME OF THE STATUTE	NATURE OF THE DUES	AMOUNT IN ₹ MILLIONS	FORUM WHERE PENDING	PERIOD TO WHICH THE AMOUNT RELATES VARIOUS YEARS COVERING THE PERIOD
Income Tax Act, 1961	Income tax	38.6	High Court, Andhra Pradesh	1991-1995
		179.4	Commissioner Appeals	1999-2007
		505.2	Income Tax Appellate Tribunal	1993-2008
Customs Act, 1962	Duty	8.9	Additional Commissioner of Central Excise	2007-2008
	Duty	22.5	Assistant Commissioner of Central Excise	2006-2010
	Duty and excess DEPB	11.2	CESTAT, Bangalore	2003-2007
	Duty	0.3	Commissioner of Central Excise	2003-2004
	Duty	0.2	Deputy Commissioner of Central Excise	2008-2009
	Duty and penalty	34.0	Supreme Court of India	1992-2011
Central Excise Act, 1944	Duty	46.0	Additional Commissioner	2004-2012
	Duty	5.5	Assistant Commissioner of Central Excise	1999-2012
	Duty and interest	38.7	CESTAT	1998-2008
	Duty	725.2	Commissioner of Central Excise	1999-2012
	Duty	0.0	Deputy Commissioner of Central Excise	2009-2010
	Duty	35.3	High Court of A.P.	2003-2008
Finance Act, 1994	CENVAT Credit of Service Tax & Service Tax	36.8	Additional Commissioner	2006-11
	CENVAT Credit of Service Tax	8.3	Assistant Commissioner	2006-11
	CENVAT Credit of Service Tax	115.7	CESTAT	2006-09
	CENVAT Credit of Service Tax & Service Tax	182.6	Commissioner	2006-12
	CENVAT Credit of Service Tax	0.2	Commissioner of Central Excise, Customs & Service Tax (Appeals)	2008-09
	CENVAT Credit of Service Tax & Service tax	1.5	Deputy Commissioner	2009-11
	CENVAT Credit of Service Tax	13.3	High Court of Andhra Pradesh	2004-08
Andhra Pradesh Value Added Tax Act, 2005	Tax	65.9	Appellate Tribunal	2006-07 to 2008-09
Andhra Pradesh Value Added Tax Act, 2005	Tax & Penalty	1.5	Appellate Deputy Commissioner	2010-11
Andhra Pradesh Value Added Tax Act, 2006	Tax	31.4	Appellate Deputy Commissioner	2010-11
Andhra Pradesh Central Sales Tax Act, 1956	Tax	9.8	Sales Tax Tribunal	2003-08
Andhra Pradesh General Sales Tax Act, 1957	Penalty	0.3	Sales Tax Tribunal	2002-03
Andhra Pradesh Value Added Tax Act, 2005	Tax	0.4	Sales Tax Tribunal	2005-09
Gujarat Central Sales Tax Act, 1969 (API)	Tax & Penalty	7.6	Sales Tax Tribunal	2002-06
Andhra Pradesh Value Added Tax Act, 2005	Tax & Penalty	40.6	Appellate Tribunal	2005-11
Himachal Pradesh Central Sales Tax Act	Tax	2.0	High Court	2006-07 & 2007-08
Gujarat Central Sales Tax Act, 1969 (API)	Penalty	0.4	Appellate Deputy commissioner	2006-07
Andhra Pradesh Value Added Tax Act, 2007	Penalty	3.1	Appellate Deputy Commissioner	2010-11
West Bengal Sales Tax Act, 1994 GST	Tax	0.2	Appellate Deputy Commissioner	2006-07
Bihar (PATNA) Commercial Taxes (Spl., Circle)	Tax	1.2	Appellate Deputy Commissioner	2010-11

Out of the total disputed dues, an amount of ₹ 160 million has been paid under protest for sales tax related matters, ₹ 7.5 million has been paid under protest for service tax related matters, ₹ 18 million has been paid for customs related matters, ₹ 11 million has been paid for excise related matters.

Balance Sheet

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	NOTE	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
EQUITY AND LIABILITIES			
Shareholders' funds			
Share capital	2.1	848	846
Reserves and surplus	2.2	66,330	59,356
		67,178	**60,202**
Non current liabilities			
Long term borrowings	2.3	5,130	5,130
Deferred tax liabilities, net		200	1,008
Other long term liabilities	2.4	63	60
Long term provisions	2.5	212	197
		5,605	**6,395**
Current liabilities			
Short term borrowings	2.3	10,204	9,311
Trade payables	2.6	7,334	8,069
Other current liabilities	2.4	9,844	5,889
Short term provisions	2.5	3,241	2,768
		30,623	**26,037**
Total		**103,406**	**92,634**
ASSETS			
Non current assets			
Fixed assets			
Tangible assets	2.7	18,967	16,893
Intangible assets	2.7	1	17
Capital work in progress		6,176	5,460
Non current investments	2.8	22,707	24,620
Long term loans and advances	2.9	6,318	9,117
		54,169	**56,107**
Current assets			
Current investments	2.10	2,070	-
Inventories	2.11	13,267	10,632
Trade receivables	2.12	19,435	17,705
Cash and bank balances	2.13	8,490	662
Short term loans and advances	2.14	5,298	5,778
Other current assets	2.15	677	1,750
		49,237	**36,527**
Total		**103,406**	**92,634**
Significant accounting policies	1		
Notes to accounts	2		

The accompanying notes are an integral part of financial statements

As per our report of even date attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
Natrajh Ramakrishna
Partner
Membership No.: 032815
Place : Hyderabad
Date : 11 May 2012

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman & CEO
K Satish Reddy Managing Director & COO
Umang Vohra Chief Financial Officer
Sandeep Poddar Company Secretary

Statement of Profit and Loss

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	NOTE	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
INCOME			
Sales, gross		66,443	52,537
Less: Excise duty		(405)	(356)
Sales, net		**66,038**	**52,181**
Service income		530	308
License fees		110	2
Other operating revenue	2.16	719	554
Revenue from operations		**67,397**	**53,045**
Other income	2.17	818	1,196
Total revenue		**68,215**	**54,241**
EXPENSES			
Cost of material consumed (including packing material consumed)		17,386	13,351
Purchase of stock-in-trade (traded goods)		3,076	3,310
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.18	(1,048)	(790)
Conversion charges		505	276
Excise duty		534	617
Employee benefits expense	2.19	8,661	7,274
Finance costs	2.20	636	53
Depreciation and amortization expense	2.7	3,011	2,479
Research and development	2.21	5,813	5,128
Other expenses	2.22	15,124	11,467
Provision for other than temporary diminution in the value of long-term investments		1,925	557
Total expenses		**55,623**	**43,722**
Profit before tax		**12,592**	**10,519**
Tax expense	2.23		
Current tax		(4,275)	(1,328)
Deferred tax		807	(257)
Profit for the year		**9,124**	**8,934**
Earnings per share	2.26		
Basic - Par value ₹ 5/- per share		53.83	52.82
Diluted - Par value ₹ 5/- per share		53.56	52.51
Number of shares used in computing earning per share			
Basic - Par value ₹ 5/- per share		169,470,729	169,128,649
Diluted - Par value ₹ 5/- per share		170,331,942	170,122,043
Significant accounting policies	1		
Notes to accounts	2		

The accompanying notes are an integral part of financial statements

As per our report of even date attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
Natrajh Ramakrishna
Partner
Membership No.: 032815
Place : Hyderabad
Date : 11 May 2012

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy	Chairman
G V Prasad	Vice Chairman & CEO
K Satish Reddy	Managing Director & COO
Umang Vohra	Chief Financial Officer
Sandeep Poddar	Company Secretary

Cash Flow Statement

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	12,592	10,519
Adjustments:		
Depreciation and amortization expense	3,011	2,479
Provision for wealth tax	3	3
Dividend from mutual fund units	(2)	(58)
Amortization of deferred stock compensation expense, net	403	268
Unrealised foreign exchange (gain) / loss, net	2,172	(820)
Profit on sale of current investments, net	(158)	(10)
Provision for decline in the value of long-term investments	2,100	557
Reversal of provision for decline in the value of long-term investments	(175)	-
Interest income	(614)	(455)
Finance costs	636	53
Cost of issuance of bonus debentures	-	51
Loss on sale of fixed assets, net	33	12
Allowance for sales returns	485	395
Provision for inventory obsolescence	901	731
Provision for doubtful debts, net	103	(2)
Provision for doubtful advances, net	(87)	(438)
Operating cash flows before working capital changes	**21,404**	**13,285**
Increase in trade receivables	(1,418)	(6,913)
Increase in inventories	(3,536)	(2,389)
(Increase) / Decrease in loans and advances and other assets	580	(1,511)
Decrease in liabilities and provisions	938	2,103
Cash generated from operations	**17,968**	**4,575**
Income taxes paid, net	(3,938)	(2,112)
[illegible]	[illegible]	[illegible]
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase of fixed assets	(6,012)	(6,964)
Proceeds from sale of fixed assets	-	29
Purchase of investments	(13,704)	(11,624)
Proceeds from sale of investments	11,780	12,602
Dividend from mutual fund units	2	58
Long term loans and advances (given to) / repaid by subsidiaries, joint ventures & associates	3,118	(704)
Interest received	580	473
[illegible]	[illegible]	[illegible]
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of share capital	6	29
Repayment of long term borrowings	(2)	(5)
Proceeds from long term borrowings	2	5,078
Repayment of short term borrowings	(21,162)	(12,213)
Proceeds from short term borrowings	22,053	15,955
Interest paid	(629)	(42)
Cost of issuance of bonus debentures	-	(51)
Dividend paid	(2,216)	(8,141)
[illegible]	[illegible]	[illegible]
NET INCREASE / (DECREASE) IN CASH AND BANK BALANCES	7,846	(3,057)
Cash and bank balances at the beginning of the year (refer note 2.13)	662	3,680
Effect of exchange gain on cash and bank balances	(18)	39
Cash and bank balances at the end of the year (refer note 2.13)	**8,490**	**662**

As per our report of even date attached

for **B S R & Co.**

Chartered Accountants

Firm Registration No.: 101248W

Natrajh Ramakrishna

Partner

Membership No.: 032815

Place : Hyderabad

Date : 11 May 2012

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy	Chairman
G V Prasad	Vice Chairman & CEO
K Satish Reddy	Managing Director & COO
Umang Vohra	Chief Financial Officer
Sandeep Poddar	Company Secretary

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The financial statements of Dr. Reddy's Laboratories Limited ("DRL" or "the Company") have been prepared and presented in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis. GAAP comprises accounting standards notified by the Central Government of India under Section 211 (3C) of the Companies Act, 1956, other pronouncements of Institute of Chartered Accountants of India, the provisions of Companies Act, 1956 and guidelines issued by Securities and Exchange Board of India. The financial statements are rounded off to the nearest million.

b) Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenues and expenses for the year. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Fixed assets and depreciation

Fixed assets are carried at the cost of acquisition or construction less accumulated depreciation. The cost of fixed assets includes non-refundable taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised.

Depreciation on fixed assets is provided using the straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956 or based on the useful life of the assets as estimated by Management, whichever is higher. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed. Individual assets costing less than ₹ 5,000/- are depreciated in full in the year of acquisition. Assets acquired on finance leases are depreciated over the period of the lease agreement or the useful life whichever is shorter.

The Management's estimates of the useful lives for various categories of fixed assets are given below:

	YEARS
Buildings	
- Factory and administrative buildings	20 to 30
- Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment (other than computer equipment)	4 to 8
Computer equipment	3
Vehicles	3 to 5

d) Intangible assets and amortisation

Intangible assets are recorded at the consideration paid for acquisition. Intangible assets are amortised over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The management estimates the useful lives for the various intangible assets as follows:

	YEARS
Technical know-how	10
Copyrights and Patents (including marketing / distribution rights)	3 to 10

e) Investments

Non-current investments are carried at cost less any other-than-temporary diminution in value, determined separately for each individual investment. The reduction in the carrying amount is reversed when there is a rise in the value of the investment or if the reasons for the reduction no longer exist.

Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

f) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost of inventories comprises all cost of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Effective as of 1 April 2011, the Company has changed its policy on valuation of inventory from the first-in first-out method (FIFO) to the weighted average cost method (WAC). Under the prior policy, the cost of all categories of inventories, except stores and spares, had been based on the first-in first-out method. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process, had been valued at cost based on a weighted average method. Effective as of 1 April 2011, the cost of all categories of inventory is based on a weighted average cost method. Using the weighted average method will produce more accurate, reasonable and relevant information on the amounts of inventory reported in the balance sheet and, in turn, more accurate material consumption reported in the statement of profit and loss. The effect of this change in the methodology of valuation of inventory is immaterial and, accordingly, no further disclosures have been made in these financial statements.

g) **Research and development**

Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized as expense in the statement of profit and loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if:

- development costs can be measured reliably,
- the product or process is technically and commercially feasible,
- future economic benefits are probable and ascertainable, and
- the Company intends to and has sufficient resources to complete development and has the ability to use or sell the asset.

Expenditure incurred on fixed assets used for research and development is capitalised and depreciated in accordance with the depreciation policy of the Company.

h) **Employee benefits**

Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to recognized provident funds and approved superannuation schemes which are defined contribution plans are recognized as an employee benefit expense in the statement of profit and loss as and when the services are received from the employees.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company's net obligation in respect of an approved gratuity plan, which is a defined benefit plan, and certain other defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Company's obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

Contributions payable to an approved gratuity fund determined by an independent actuary at the balance sheet date are charged to the statement of profit and loss. All actuarial gains and losses arising during the year are recognized in the statement of profit and loss.

Provision for compensated absences is made on the basis of actuarial valuation at the balance sheet date.

Employee stock option schemes

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

i) **Foreign currency transactions and balances**

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the statement of profit and loss.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date are translated using the foreign exchange rates as at the balance sheet date. The resultant exchange differences are recognised in the statement of profit and loss. Non-monetary assets and liabilities are not translated.

Exchange differences arising on a monetary item that, in substance, forms part of an enterprise's net investment in a non-integral foreign operation are accumulated in a foreign currency translation reserve in the enterprise's financial statements. Such exchange differences are recognized in the statement of profit and loss in the event of disposal of the net investment.

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

j) Derivative instruments and hedge accounting

The Company uses foreign exchange forward contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates and does not use them for trading or speculative purposes.

The premium or discount on foreign exchange forward contracts is amortized as income or expense over the life of the contract. The exchange difference is calculated and recorded in accordance with AS-11 (revised). The exchange difference on such a forward exchange contract is calculated as the difference of the foreign currency amount of the contract translated at the exchange rate at the reporting date, or the settlement date where the transaction is settled during the reporting period and the corresponding foreign currency amount translated at the later of the date of inception of the forward exchange contract and the last reporting date. Such exchange differences are recognized in the statement of profit and loss in the reporting period in which the exchange rates change. The changes in the fair value of foreign currency option contracts are recognised in the statement of profit and loss as they arise. Fair value of such option contracts is determined based on the appropriate valuation techniques considering the terms of the contract.

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS-30 "Financial Instruments: Recognition and Measurement", the Company has adopted the Standard, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

Cashflow hedges

The Company classifies its option and forward contracts that hedge highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain / loss on such non-derivative financial liabilities is recorded as a part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

If the hedging instrument no longer meets the criteria for hedge accounting, gets expired or is sold, terminated or exercised before the occurrence of the forecasted transaction, the hedge accounting on such transaction is discontinued prospectively. The cumulative gain or loss previously recognized in hedging reserve continues to remain there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the balance in hedging reserve is recognized immediately in the statement of profit and loss.

Fair value hedges

The Company uses derivative financial instruments to hedge its exposure to changes in the fair value of firm commitment contracts and measures them at fair value. Any amount representing changes in the fair value of such derivative financial instruments is recorded in the statement of profit and loss. The corresponding gain / loss representing the changes in the fair value of the hedged item attributable to hedged risk is also recognized in the statement of profit and loss.

k) Revenue recognition

Sale of goods

Revenue from sale of goods is recognised when significant risks and rewards in respect of ownership of products are transferred to customers. Revenue from domestic sales of generic products is recognized upon delivery of products to stockists by clearing and forwarding agents of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers, from the factories of the Company. Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which is based upon the terms of the applicable contract.

Revenue from product sales is stated exclusive of returns, sales tax and applicable trade discounts and allowances.

Service Income

Service income is recognised as per the terms of contracts with customers when the related services are performed, or the agreed milestones are achieved.

License fee

The Company enters into certain dossier sales, licensing and supply arrangements with certain third parties. These arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognized in the period in which the Company completes all its performance obligations.

Dividend and interest income

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Export entitlements

Export entitlements are recognised as reduction from material consumption when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

l) Income tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the Company.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each balance sheet date and is written-down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised. The break-up of the major components of the deferred tax assets and liabilities as at balance sheet date has been arrived at after setting off deferred tax assets and liabilities where the Company has a legally enforceable right to set-off assets against liabilities and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

m) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

n) Provisions and contingent liabilities

The Company creates a provision when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

o) Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the statement of profit and loss. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of amortised historical cost.

p) Leases

The lease arrangement is classified as either a finance lease or an operating lease, at the inception of the lease, based on the substance of the lease arrangement.

Finance leases

A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases

Other leases are operating leases, and the leased assets are not recognized on the Company's balance sheet. Payments made under operating leases are recognized in statement of profit and loss on a straight-line basis over the term of the lease.

NOTE 2 : **NOTES TO ACCOUNTS**

2.1 **SHARE CAPITAL**

		AS AT 31 MARCH 2012		AS AT 31 MARCH 2011
Authorised				
240,000,000 (previous year: 240,000,000) equity shares of ₹ 5/- each		1,200		1,200
Issued				
169,560,546 (previous year: 169,252,932) equity shares of ₹ 5/- each fully paid-up		848		846
Subscribed and fully paid-up				
169,560,346 (previous year: 169,252,732) equity shares of ₹ 5/- each fully paid-up	848		846	
Add: Forfeited share capital (e)	-	848	-	846
		848		**846**

(a) Reconciliation of the equity shares outstanding is set out below:

PARTICULARS	AS AT 31 MARCH 2012		AS AT 31 MARCH 2011	
	NO. OF EQUITY SHARES	AMOUNT	NO. OF EQUITY SHARES	AMOUNT
Number of shares outstanding at the beginning of the year	169,252,732	846	168,845,385	844
Add : Share issued during the year	307,614	2	407,347	2
Number of shares outstanding at the end of the year	**169,560,346**	**848**	**169,252,732**	**846**

(b) Terms/rights attached to equity shares

The company has only one class of equity shares having a par value of ₹ 5/- per share. Each holder of equity shares is entitled to one vote per share. The company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting. During the year ended 31 March 2012, the amount of per share dividend recognized as distributions to equity shareholders is ₹ 13.75 (31 March 2011: ₹ 11.25).

(c) Details of shareholders holding more than 5% shares in the company

PARTICULARS	AS AT 31 MARCH 2012		AS AT 31 MARCH 2011	
	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD
Dr. Reddy's Holdings Limited	39,729,284	23.43	39,128,328	23.12
Life Insurance Corporation of India and its associates	11,439,458	6.75	13,579,378	8.02

(d) 654,156 (previous year : 718,161) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002" and 117,899 (previous year : 124,559) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan 2007".

(e) Represents 200 (previous year: 200) equity shares of ₹ 5/- each, amount paid-up ₹ 500/- (rounded off in millions in the note above) forfeited due to non-payment of allotment money.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2 : **NOTES TO ACCOUNTS** (CONTINUED)

2.2 : **RESERVES AND SURPLUS**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Capital reserve		
Balance at the beginning of the year	267	267
Additions / (deductions) during the year	-	-
	267	**267**
Securities premium account		
Balance at the beginning of the year	18,279	18,038
Add: Received during the year on exercise of employee stock options	253	241
	18,532	**18,279**
Employee stock options outstanding		
Balance at the beginning of the year	707	564
Add: Options granted during the year	508	424
Less: Options forfeited during the year	(89)	(67)
Less: Options excercised during the year	(249)	(214)
Balance at the end of the year (A)	877	707
Deferred stock compensation cost		
Balance at the beginning of the year	314	225
Add: Options granted during the year	508	424
Less: Amortization during the year, net of forfeiture	(403)	(268)
Less: Options forfeited during the year	(89)	(67)
Balance at the end of the year (B)	330	314
(A) – (B)	**547**	**393**
General reserve		
Balance at the beginning of the year	8,940	14,019
Add : Transferred from surplus	912	893
Less : Transferred to surplus	-	5,972
	9,852	**8,940**
Foreign currency translation reserve		
Balance at the beginning of the year	36	(169)
Movement during the year (a)	183	205
	219	**36**
Hedging reserve		
Balance at the beginning of the year	25	267
Movement during the year	(28)	(242)
	(3)	**25**
Debenture redemption reserve		
Balance at the beginning of the year	19	-
Add : Transferred from surplus	848	19
	867	**19**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2 : **NOTES TO THE ACCOUNTS** (CONTINUED)

2.2 : **RESERVES AND SURPLUS** (CONTINUED)

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Surplus		
Balance at the beginning of the year	31,397	25,541
Add : Transfer from general reserve (refer note 2.40)	-	5,972
	31,397	**31,513**
Add : Current year profit	9,124	8,934
Amount available for appropriations	**40,521**	**40,447**
Less : Appropriations:		
Proposed dividend on equity shares	2,331	1,904
Tax on proposed dividend	378	309
Dividend of previous years	3	4
Debenture redemption reserve	848	19
Bonus debentures as per court approved scheme (refer note 2.40)	-	5,078
Dividend distribution tax on distribution (refer note 2.40)	-	843
Transferred to general reserve	912	893
Balance carried forward	36,049	31,397
	66,330	59,356

(a) The foreign currency translation reserve comprises exchange difference on loans and advances that in substance form part of net investment in Lacock Holdings Limited, Cyprus (Lacock) (till 23 August 2011) and Industrias Quimicas Falcon de Mexico, S.A.de.C.V (Mexico), non-integral foreign operations as defined in Accounting Standard (AS) - 11 (Revised 2003) on "Accounting for the Effects of Changes in foreign Exchange Rates". These exchange differences will be recognised in the statement of profit and loss in the event of disposal of such net investments.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2 : **NOTES TO ACCOUNTS** (CONTINUED)

2.3 : **BORROWINGS**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
A) Long term borrowings		
Secured		
Long term maturities of finance lease obligations (a)	5	3
Unsecured		
Debentures		
9.25% Redeemable Non-convertible Debentures of ₹ 5/- each (b)	5,078	5,078
Deferred payment liabilities		
Sales tax deferment loan from the Government of Andhra Pradesh (interest free) (c)	47	49
	5,130	5,130

(a) Finance lease obligations represent present value of minimum lease rentals payable for the vehicles leased by the Company. Amount is repayable in monthly instalment, with the last instalments due on 15 September 2013.

(b) Bonus debentures are redeemable at the end of 36 months from the initial date of issuance (24 March 2011). The interest is payable at the end of 12, 24 and 36 months from the initial date of issuance. (refer note 2.40)

(c) Sales tax deferment loan is repayable in 10 instalments, with the last instalment due on 31 March 2019.

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
B) Short term borrowings		
Unsecured		
Packing credit loans (a)	10,204	9,242
Bank overdraft (b)	-	69
	10,204	9,311

(a) Packing Credit loans for the current year comprised of Foreign Currency Packing Credit loans carrying interest rates of LIBOR plus 100 -150 bps or fixed rate of 2.21%-3.06% per annum and are repayable within 1 to 6 months from the date of drawdown. Packing Credit loans for the previous year comprised of Foreign Currency Packing Credit loans carrying interest rates of LIBOR plus 52 - 80 bps or fixed rate of interest of 1.120% - 2.085% per annum and are repayable within 1 to 6 months from the date of drawdown. Further, previous year loans included a Rupee packing credit loan taken from State Bank of India carrying interest rate of 8.75% per annum with a term of 6 months.

(b) Bank overdraft is Nil for current year. Bank overdraft in the previous year was on current accounts with various banks carrying interest rates of 10.50% to 12.00% per annum.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2 : **NOTES TO ACCOUNTS** (CONTINUED)

2.4 : **OTHER LIABILITIES**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
A) Other long term liabilities		
Deferred revenue income	63	60
	63	60
B) Other current liabilities		
Current maturities of long term borrowings		
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	2	3
Current maturities of finance lease obligations	18	4
Due to capital creditors	1,139	1,332
Payable to subsidiary companies, step down subsidiaries, joint ventures and associates	1,105	911
Interest accrued but not due on loan	18	11
Unclaimed dividends and debenture interest *	30	20
Provision for expenses	2,919	2,503
Salary and bonus payable	781	484
Derivative financial instrument liability	1,605	-
Due to statutory authorities	129	184
Advance from Customers (subsidiary companies, step down subsidiaries, joint ventures and associates)	1,835	-
Other current liabilities	263	437
	9,844	5,889

* Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.

(a) Finance lease obligations represent present value of minimum lease rentals payable before 31 March 2013 for the vehicles and other assets leased by the Company.

(b) The figures reflected for Sales tax deferment loan are for instalments payable before 31 March 2013.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2 : **NOTES TO ACCOUNTS** (CONTINUED)

2.5 : **PROVISIONS**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
A) Long term provisions		
Provision for employee benefits		
Compensated absences	146	137
Long service award benefit plan	66	60
	212	197
B) Short term provisions		
Provision for employee benefits		
Gratuity	22	94
Compensated absences	96	57
Long service award benefit plan	10	9
Other provisions		
Allowance for sales returns	404	395
Proposed dividend	2,331	1,904
Tax on proposed dividend	378	309
	3,241	2,768

2.6 : **TRADE PAYABLES**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Trade Payables		
Due to micro, small and medium enterprises	1	230
Others	6,751	5,813
Payable to subsidiary companies, step down subsidiaries, joint ventures and associates	582	2,026
	7,334	8,069

(a) The principal amount paid and that remaining unpaid as at 31 March 2012 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA) are ₹ 3,405 (previous year: ₹ 2,215) and ₹ 1 (previous year: ₹ 218) respectively. The interest amount computed based on the provisions under Section 16 of the MSMDA ₹ 0.03 (previous year: ₹ 12) is remaining unpaid as of 31 March 2012. The interest that remained unpaid as at 31 March 2011 was paid to the extent of ₹ 12 during the current year.

(b) The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (previous year: ₹ Nil).

(c) The list of undertakings covered under MSMDA was determined by the Company on the basis of information available with the Company and has been relied upon by the auditors.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2 : **NOTES TO ACCOUNTS** (CONTINUED)

2.7 : **FIXED ASSETS**

DESCRIPTION	GROSS BLOCK				DEPRECIATION / AMORTIZATION				NET BLOCK	
	AS AT 1 APRIL 2011	ADDITIONS	DELETIONS	AS AT 31 MARCH 2012	AS AT 1 APRIL 2011	FOR THE YEAR	DELETIONS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Tangible assets										
Land - freehold	1,145	3	-	1,148	-	-	-	-	1,148	1,145
Buildings	5,930	1,082	-	7,012	1,030	261	-	1,291	5,721	4,900
Plant and machinery (a)	14,610	2,722	119	17,213	7,186	1,748	103	8,831	8,382	7,424
Electrical equipment	2,096	445	5	2,536	920	257	4	1,173	1,363	1,176
Laboratory equipment	3,098	393	13	3,478	1,672	331	12	1,991	1,487	1,426
Furniture and fixtures	597	166	12	751	359	87	11	435	316	237
Office equipment	1,146	225	51	1,320	798	202	50	950	370	349
Vehicles										
Owned	477	38	69	446	251	91	61	281	165	226
Assets taken under finance lease	40	20	-	60	30	15	-	45	15	10
Total Tangible Assets (A)	**29,139**	**5,094**	**269**	**33,964**	**12,246**	**2,992**	**241**	**14,997**	**18,967**	**16,893**
Intangible assets										
Customer contracts	243	-	-	243	243	-	-	243	-	-
Technical know how	459	-	-	459	445	14	-	459	-	14
Non-compete fees	228	-	-	228	228	-	-	228	-	-
Copyrights and patents (including marketing / distribution rights)	181	3	-	184	178	5	-	183	1	3
Total Intangible Assets (B)	**1,111**	**3**	**-**	**1,114**	**1,094**	**19**	**-**	**1,113**	**1**	**17**
Total (A+B)	30,250	5,097	269	35,078	13,340	3,011	241	16,110	18,968	16,910
Previous year	24,257	6,274	281	30,250	11,101	2,479	240	13,340	16,910	

(a) The Company owns treated effluent discharge pipeline with a cost of ₹ 9 (previous year: ₹ 9) and net book value of ₹ Nil (previous year: ₹ Nil) in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.

(b) Depreciation for the year includes depreciation amounting to ₹ 408 (previous year: ₹ 329) on assets used for research and development. During the year, Company incurred ₹ 430 (previous year ₹ 790) towards capital expenditure for research and development.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2 : **NOTES TO ACCOUNTS** (CONTINUED)

2.8 : **NON CURRENT INVESTMENTS**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
I. QUOTED INVESTMENTS		
Other		
(a) Equity shares (fully paid-up)		
12,000 (previous year: 12,000) equity shares of ₹ 10/- each of State Bank of India (a)	3	3
TOTAL QUOTED NON CURRENT INVESTMENTS (I)	**3**	**3**
II. UNQUOTED INVESTMENTS		
Trade		
In Subsidiary Companies		
Equity shares (fully paid up)		
50,000 (previous year: 50,000) equity shares of ₹ 10/- each of DRL Investments Limited, India	1	1
11,625,000 (previous year: 11,625,000) ordinary shares of HK$ 1 each of Reddy Pharmaceuticals Hong Kong Limited, Hong Kong	58	58
Equity shares of OOO Alfa, Russia (b)	7	7
500,000 (previous year: 500,000) equity shares of US $ 1 each of Reddy Antilles N.V., Netherlands	45	18
26,699,230 (previous year: 26,699,230) shares of Real $ 1 each of Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	634	634
400,750 (previous year: 400,750) ordinary shares of US $ 10 each of Dr. Reddy's Laboratories Inc, U.S.A.	175	175
134,513 (previous year: 134,513) equity shares of ₹ 10/- each of Cheminor Investments Limited, India	1	1
2,500 (previous year: 2,500) ordinary shares of FF 100 each of Reddy Cheminor S.A., France	2	2
90,544,104 (previous year: 90,544,104) equity shares of ₹ 10/- each of Aurigene Discovery Technologies Limited, India	974	974
1,362 (previous year: 1,362) ordinary shares of GBP 1 each of Dr. Reddy's Laboratories (EU) Limited, U. K.	658	658
34,022,070 (previous year: 34,022,070) equity shares of ₹ 10/- each of Dr. Reddy's Bio-sciences Limited, India	266	266
Equity shares of OOO Dr.Reddy's Laboratories Limited, Russia (b)	72	72
100 (previous year: 100) ordinary shares of Rand 1 each of Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	512	512
206 (previous year: 206) equity shares of US $ 0.01 each of Trigenesis Therapeutics Inc, U.S.A.	497	497
16,033 (previous year : 16,033 Euro 1.71 each) equity shares of Euro 1 each of Lacock Holdings Limited, Cyprus	16,146	16,146
140,526,270 (previous year : 140,526,270) Series "A" shares of Peso 1 each of Industrias Quimicas Falcon de Mexico, S.A.de.C.V., Mexico	709	709
5,566,000 (previous year : 5,566,000) ordinary shares of Euro 1 each of Reddy Pharma Iberia, Spain	321	321
1,000,000 (previous year: 1,000,000) ordinary shares of Aus $ 1 each of Dr.Reddy's Laboratories (Australia) Pty. Limited., Australia	36	51
75,640,410 (previous year : 75,640,410) ordinary shares of CHF 1 each of Dr.Reddy's Laboratories SA, Switzerland	2,951	2,951
Equity shares of Dr.Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey (b and c)	-	-
50,000 (previous year: 50,000) equity shares of ₹ 1/- each of Dr.Reddy's Pharma SEZ Limited	1	1
2,377,826 (previous year: 2,377,826) equity shares of ₹ 10/- each of Idea2Enterprises India Private Limited, India	1,447	1,447
	25,513	**25,501**
Less: Provision for decline, other than temporary, in the value of non current investments (f and g)	(3,387)	(1,287)
TOTAL UNQUOTED TRADE INVESTMENTS IN EQUITY SHARES OF SUBSIDIARY COMPANIES, NET	22,126	24,214
Preference shares (fully paid up)		
14,750,000 (previous year: 14,750,000) 8% cumulative redeemable preference shares of ₹ 10/- each of Aurigene Discovery Technologies Limited, India	147	147
TOTAL UNQUOTED TRADE INVESTMENTS IN PREFERENCE SHARES OF SUBSIDIARY COMPANIES	147	147

NOTE 2 : **NOTES TO ACCOUNTS** (CONTINUED)

2.8 : **NON CURRENT INVESTMENTS** (CONTINUED)

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
In joint venture		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China (b)	429	429
Less: Provision for decline, other than temporary, in the value of non current investments (g)	-	(175)
TOTAL UNQUOTED TRADE INVESTMENTS IN EQUITY SHARES OF JOINT VENTURE COMPANIES	**429**	**254**
In associates		
Nil (previous year : 9,999) ordinary shares of Macred India Private Limited, India (e)	-	-
In other companies		
Equity shares (fully paid-up)		
Ordinary shares of Roubles 1,000 each of Biomed Russia Limited, Russia (b)	66	66
200,000 (previous year: 200,000) ordinary shares of ₹ 10/- each of Altek Engineering Limited, India	2	2
8,859 (previous year: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
24,000 (previous year: 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India	2	2
20,250 (previous year: 20,000) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India (d)	-	-
	71	71
Less: Provision for decline, other than temporary, in the value of non current investments (f)	(69)	(69)
TOTAL UNQUOTED TRADE INVESTMENTS IN EQUITY SHARES OF OTHER COMPANIES, NET	**2**	**2**
TOTAL UNQUOTED NON CURRENT INVESTMENTS (II)	**22,704**	**24,617**
TOTAL NON CURRENT INVESTMENTS, NET (I + II)	**22,707**	**24,620**
Aggregate cost of quoted investments	3	3
Aggregate cost of unquoted investments	26,160	26,148
Market value of quoted investments	25	33

(a) In respect of shares of State Bank of India, the share certificates were misplaced during transfer/lost in transit. The Company has initiated necessary legal action at the appropriate courts.

(b) Shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China (Reddy Kunshan), OOO JV Reddy Biomed Limited, Russia, OOO Dr. Reddy's Laboratories Limited, Russia, Dr.Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey and Biomed Russia Limited, Russia are not denominated in number of shares as per the laws of the respective countries.

(c) Represents equity shares of Dr.Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey amounting to ₹ 161 thousands (previous year: ₹ 161 thousands) (rounded off in millions in the note above).

(d) Represents 20,250 (previous year: 20,000) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India amounting to ₹ 202 thousands (previous year: ₹ 200 thousands) (rounded off in millions in the note above).

(e) Represents Nil (previous year: 9,999) ordinary shares of Macred India Private Limited, India amounting to ₹ Nil (previous year: ₹ 100 thousands) (rounded off in millions in the note above). During the previous year ended 31 March 2011, the Company had sold 80% of its stake in Macred India Private Limited and accordingly was classified as an associate. Further, during the current year ended 31 March 2012, the Company has sold the balance 20% stake in Macred India Private Limited.

(f) During the previous year ended 31 March 2011, the Company had converted its advance to Dr. Reddy's Farmaceutica Do Brasil Ltda, Brazil to equity and a corresponding provision of ₹ 499 for decline other than temporary, in the value of long term investment. Further, the Company had provided ₹ 58 for decline other than temporary, in the value of investment of Reddy Pharmaceuticals Hong Kong Limited, Hong Kong and ₹ 2 had been written off on dissolution of partnership in Globe Enterprises, India.

(g) During the current year ended 31 March 2012, there have been certain significant changes in the German generics market which are likely to cause an adverse impact on the price realization of some of the company's products. Pursuant to such adverse market developments, the Company has created a provision of ₹ 2,100 for diminution, other than temporary, in value of long term investments in Lacock Holdings Limited, a wholly owned subsidiary of the company. Further, an amount of ₹ 175 representing a provision created in earlier years for decline in the long-term investment in Kunshan Rotam Reddy Pharmaceutical Co. Limited, a joint venture company, was reversed owing to its improved business performance.

NOTE 2 : **NOTES TO ACCOUNTS** (CONTINUED)

2.9 : **LONG TERM LOANS AND ADVANCES**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
(Unsecured)		
Considered good		
Security Deposits	330	292
Capital advances for purchase of fixed assets	200	244
Loans to wholly owned subsidiary companies, step down subsidiary companies, joint venture and associates	5,775	8,571
Others		
Other advances	13	10
Considered doubtful		
Loans and advances to a wholly owned subsidiary companies, step down subsidiaries, joint venture and associates	76	67
	6,394	**9,184**
Less: Provision for doubtful loans and advances	(76)	(67)
	6,318	9,117

Loans to wholly owned subsidiary companies, step down subsidiary companies, joint ventures and associates comprise:

	BALANCE AS AT	
	31 MARCH 2012	31 MARCH 2011
Aurigene Discovery Technologies Limited, India	-	9
DRL Investments Limited, India	2,549	2,712
Cheminor Investments Limited, India (b)	-	-
Reddy Antilles N.V., Netherlands	264	232
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	232	231
Dr. Reddy's Bio-sciences Limited, India (b)	-	-
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	10	9
Lacock Holdings Limited, Cyprus	695	3,687
Industrias Quimicas Falcon de Mexico, SA de C.V., Mexico	1,604	1,463
Dr. Reddy's Laboratories (Australia) Pty Limited, Australia	475	275
Dr. Reddy's Laboratories Romania SRL, Romania	22	20
	5,851	8,638

(a) The settlement of loans and advances to wholly owned subsidiary companies, step down subsidiary companies, joint venture and associates is neither palnned nor likely to occur in the next twelve months. Loans given to Reddy Antilles N. V., Netherlands, Dr. Reddy's Laboratories Romania, SRL, Romania. Cheminor Investments Limited, India and Dr. Reddy's Bio-sciences Limited, India are interest free. Other loans carry the following rates of interest :

Loan to	Interest rate per annum
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	6%
Lacock Holdings Limited, Cyprus	4.75%
Industrias Quimicas Falcon de Mexico, S.A.de.C.V. (Falcon)	MXN TIIE 28d plus 1.5%
DRL Investments Limited, India	2%
Dr. Reddy's Laboratories (Australia) Pty Limited, Australia	NAB Overdraft rate till December 2011 and 6% thereafter
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	6%

(b) Amounts in ₹ Thousands (rounded off in millions in the note above)

	BALANCE AS AT	
	31 MARCH 2012	31 MARCH 2011
Cheminor Investments Limited, India	7	7
Dr. Reddy's Bio-sciences Limited, India	485	-
	492	7

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2 : **NOTES TO ACCOUNTS** (CONTINUED)

2.10 : **CURRENT INVESTMENTS**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Current Investments at cost or fair value whichever is less		
Quoted investments		
In Mutual Fund		
910,106.56 (previous year: Nil) units of BSL Cash Manager Institutional Plan	155	-
347,674.86 (previous year: Nil) units of UTI Market Fund	415	-
30,289,629.44 (previous year: Nil) units of IDFC Money Manager Fund	500	-
19,212,000.58 (previous year: Nil) units of Reliance Liquid Fund	500	-
22,536,633.30 (previous year: Nil) units of Reliance Medium Term Fund	500	-
TOTAL QUOTED CURRENT INVESTMENTS	2,070	-
Market value of quoted investments	2,080	-

2.11 : **INVENTORIES**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
(Valued on weighted average basis)		
Raw materials	5,746	4,253
Goods-in-transit	21	70
Less: Provision for obsolete and slow moving	(461)	(343)
Net	**5,306**	**3,980**
Work-in-progress	4,954	4,056
Less: Provision for obsolete and slow moving	(492)	(478)
Net	**4,462**	**3,578**
Finished goods	2,042	1,962
Less: Provision for obsolete and slow moving	(105)	(159)
Net	**1,937**	**1,803**
Stock-in-trade (in respect of goods acquired for trading)	650	580
Less: Provision for obsolete and slow moving	(119)	(77)
Net	**531**	**503**
Stores and spares	450	277
Less: Provision for obsolete and slow moving	(52)	(36)
Net	**398**	**241**
Packing materials	717	594
Less: Provision for obsolete and slow moving	(83)	(67)
Net	**633**	**527**
	13,267	10,632

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2 : NOTES TO ACCOUNTS (CONTINUED)

2.12 : TRADE RECEIVABLES

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
(Unsecured)		
Debts outstanding for a period exceeding six months		
Considered good	169	308
Considered doubtful	202	139
Other debts		
Considered good	19,266	17,397
	19,637	**17,844**
Less: Provision for doubtful debts	(202)	(139)
	19,435	17,705

2.13 : CASH AND BANK BALANCES

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Cash on hand	4	5
Bank balances		
In current accounts	794	614
In EEFC accounts	102	22
In term deposit accounts	500	-
Cash and cash equivalents (A)	**1,400**	**641**
In unclaimed dividend accounts	23	20
In unclaimed fractional share pay order accounts	1	1
In unclaimed debenture interest account	7	-
In term deposit accounts	7,059	-
Other bank balances (B)	**7,090**	**21**
TOTAL CASH AND BANK BALANCES (A+B)	8,490	662

(a) Term Deposits in other bank balances include ₹ 9 (previous year: ₹ 0.3) representing margin money for letters of credit and bank guarantees.

2.14 : SHORT TERM LOANS AND ADVANCES

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
(Unsecured)		
Considered good		
Advances to material suppliers	525	386
Staff loans and advances	148	124
Advance tax (net of provision for income taxes ₹ 13,107; previous year: ₹ 9,663)	523	32
MAT credit entitlement	-	831
Balances with statutory / government authorities	3,765	4,029
Prepaid expenses	151	164
Other Advances	186	212
Considered doubtful		
Other advances recoverable in cash or in kind or for value to be received	58	47
	5,356	**5,825**
Less: Provision for doubtful loans and advances	(58)	(47)
	5,298	5,778

NOTE 2 : **NOTES TO ACCOUNTS** (CONTINUED)

2.15 : **OTHER CURRENT ASSETS**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Considered good		
Claims receivable	66	92
Interest accrued but not due	34	-
Derivative financial asset	-	777
Other receivables from wholly owned subsidiary companies, step down subsidiary companies, joint venture and associates	577	881
Considered doubtful		
Advance towards investment	8	248
	685	**1,998**
Less: Provision for doubtful advances	(8)	(248)
	677	1,750

Other receivables from wholly owned subsidiary companies, step down subsidiary companies, joint ventures and associates comprise:

	BALANCE AS AT	
	31 MARCH 2012	31 MARCH 2011
Aurigene Discovery Technologies Limited, India	41	67
Reddy Antilles N.V., Netherlands	15	14
Dr. Reddy's Bio-sciences Limited, India	69	69
APR LLC, USA	-	380
Industrias Quimicas Falcon de Mexico, SA de C.V., Mexico (a)	10	-
Dr. Reddy's Laboratories SA, Switzerland	344	512
Dr. Reddy's Laboratories (Australia) Pty Limited, Australia	85	74
Idea2Enterprises (India) Private Limited, India	4	4
Dr. Reddy's SRL, Italy	8	-
Chirotech Technology Limited, U.K.	1	-
Dr. Reddy's Laboratories (U.K.) Ltd., U.K.	-	1
Dr.Reddy's Pharma SEZ Limited,India (a)	-	-
	577	1,121

(a) Amounts in ₹ Thousands (rounded off in millions in the note above)

	BALANCE AS AT	
	31 MARCH 2012	31 MARCH 2011
Industrias Quimicas Falcon de Mexico, SA de C.V., Mexico	-	285
Dr. Reddy's Pharma SEZ Limited, India	-	175
	-	460

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2 : **NOTES TO ACCOUNTS** (CONTINUED)

2.16 : OTHER OPERATING REVENUE

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Sale of spent chemicals	381	254
Scrap sales	100	78
Royalty income from subsidiary	53	13
Miscellaneous income	185	209
	719	554

2.17 : OTHER INCOME

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Interest income		
On fixed deposits	303	83
On loans to subsidiaries and joint venture	301	362
On other deposits	10	10
Dividend from mutual fund units	2	58
Profit on sale of current investments, net	158	10
Foreign exchange gain, net	-	574
Miscellaneous income	44	99
	818	1,196

2.18 : CHANGES IN INVENTORIES OF FINISHED GOODS, WORK-IN-PROGRESS AND STOCK-IN-TRADE

	FOR THE YEAR ENDED 31 MARCH 2012		FOR THE YEAR ENDED 31 MARCH 2011	
Net (increase) / decrease in stock				
Opening				
Work-in-progress	3,578		3,508	
Finished goods	1,802		1,219	
Stock in trade	503	5,883	366	5,093
Closing				
Work-in-progress	4,462		3,578	
Finished goods	1,938		1,802	
Stock in trade	531	6,931	503	5,883
Net (increase)		(1,048)		(790)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2 : **NOTES TO ACCOUNTS** (CONTINUED)

2.19 : **EMPLOYEE BENEFITS EXPENSE**

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Salaries, wages and bonus	7,156	5,920
Contribution to provident and other funds	353	398
Staff welfare expenses	749	688
Amortisation of deferred stock compensation expense	403	268
	8,661	7,274

2.20 : **FINANCE COSTS**

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Interest expense		
Interest on packing credit loan	159	38
Interest on debentures	470	10
	629	48
Other borrowing costs	7	5
	636	53

2.21 : **RESEARCH AND DEVELOPMENT EXPENSES**

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Personnel costs	1,512	1,341
Clinical trial expenses	1,281	1,194
Consumables / spares	1,728	1,562
Legal and professional charges	143	181
Power and fuel	101	86
Other expenses	1,048	764
	5,813	5,128

NOTE 2 : **NOTES TO ACCOUNTS** (CONTINUED)

2.22 : **OTHER EXPENSES**

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Consumption of stores and spare parts	767	834
Advertisements	597	210
Commission on sales	215	155
Carriage outward	2,004	1,594
Other selling expenses	3,434	2,811
Repairs and maintenance		
Buildings	127	45
Plant and machinery	1,126	1,019
Others	535	540
Power and fuel	1,775	1,446
Legal and professional	1,545	1,412
Travelling and conveyance	602	527
Non Executive Directors' remuneration	54	21
Directors' sitting fees (previous year: ₹ 409 thousands, rounded off in millions)	1	-
Foreign exchange loss, net	779	-
Communication	232	210
Rent	157	140
Rates and taxes	107	138
Donations	163	130
Printing and stationery	95	90
Insurance	120	76
Bank charges	56	46
Loss on sale of fixed assets, net	33	12
Auditors' remuneration		
Audit fees	11	9
Out of pocket expenses	3	2
Provision for doubtful debts, net	103	(2)
Provision for doubtful advances, net	(87)	(438)
Miscellaneous	570	440
	15,124	11,467

2.23 : **INCOME TAXES**

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Current taxes		
Domestic taxes	3,444	2,159
MAT credit utilisation/ (entitlement)	831	(831)
Total current taxes	**4,275**	**1,328**
Deferred taxes		
Domestic taxes	(807)	257
Total deferred taxes	**(807)**	**257**
	3,468	1,585

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.24 : **COMMITMENTS AND CONTINGENT LIABILITIES**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
i) Commitments / contingent liabilities:		
(a) Guarantees issued by banks	154	119
(b) Guarantees issued by the Company on behalf of subsidiaries, associates and joint venture	17,039	11,070
(c) Letters of credit outstanding	714	437
(d) Contingent consideration payable in respect of subsidiaries acquired	-	12
ii) Claims against the Company not acknowledged as debts in respect of:		
(a) Income tax matters, pending decisions on various appeals made by the Company and by the Department	432	431
(b) Excise matters (including service tax), under dispute	250	127
(c) Custom matters, under dispute	-	97
(d) Sales tax matters, under dispute	237	170
(e) The Company has received demand for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 for few of its products which are being contested. Based on its best estimate, the Company has made a provision in its books of accounts towards the potential liability related to the principal and interest amount demanded under the aforesaid order and believes that possibility of any liability that may arise on account of penalty on this demand is remote.		
iii) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2,231	3,365
iv) Commitment under Export Promotion Capital Goods (EPCG) scheme	3,982	9,054
v) The Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no material claims on such cases.		

2.25 : **DEFERRED TAXATION**

Deferred tax liability, net included in the balance sheet comprises of the following:

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Deferred tax assets		
Trade receivables	56	-
Other long term liabilities and current liabilities	747	222
Short term loans and advances	18	15
	821	**237**
Deferred tax liability		
Trade receivables	-	(194)
Fixed Assets	(1,021)	(1,051)
	(1,021)	**(1,245)**
Deferred tax liability, net	**(200)**	**(1,008)**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: NOTES TO THE ACCOUNTS (CONTINUED)

2.26 : EARNINGS PER SHARE (EPS)

The computation of EPS is set out below:

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Earnings		
Net profit for the year	**9,124**	**8,934**
Shares		
Number of shares at the beginning of the year	169,252,732	168,845,385
Add: Equity shares issued on exercise of vested stock options	307,614	407,347
Total number of equity shares outstanding at the end of the year	169,560,346	169,252,732
Weighted average number of equity shares outstanding during the year – Basic	**169,470,729**	**169,128,649**
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	861,213	993,394
Weighted average number of equity shares outstanding during the year – Diluted	**170,331,942**	**170,122,043**
Earnings per share of par value ₹ 5/- – Basic (₹)	53.83	52.82
Earnings per share of par value ₹ 5/- – Diluted (₹)	53.56	52.51

2.27 : RELATED PARTY DISCLOSURES

a. Related parties where control exists or where significant influence exists and with whom transactions have taken place during the current and previous year:

Subsidiaries including step down subsidiaries

1. DRL Investments Limited, India;
2. Reddy Pharmaceuticals Hong Kong Limited, Hong Kong;
3. OOO Alfa, Russia (formerly OOO JV Reddy Biomed Limited);
4. Reddy Antilles N.V., Netherlands;
5. Reddy Netherlands BV, Netherlands;
6. Reddy US Therapeutics Inc., USA;
7. Dr. Reddy's Laboratories Inc., USA;
8. Reddy Cheminor S.A., France;
9. Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil;
10. Cheminor Investments Limited, India;
11. Aurigene Discovery Technologies Limited, India;
12. Aurigene Discovery Technologies Inc., USA;
13. Dr. Reddy's Laboratories (EU) Limited, UK;
14. Dr. Reddy's Laboratories (UK) Limited, UK;
15. Dr. Reddy's Laboratories (Proprietary) Limited, South Africa;
16. OOO Dr. Reddy's Laboratories Limited, Russia;
17. Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC, USA);
18. Dr. Reddy's Bio-sciences Limited, India;
19. Globe Enterprises (a partnership firm in India) (dissolved on 1 July 2010);
20. Trigenesis Therapeutics Inc., USA;
21. Industrias Quimicas Falcon de Mexico, SA.de.C.V., Mexico;
22. betapharm Arzneimittel GmbH, Germany;

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.27 : **RELATED PARTY DISCLOSURES** (CONTINUED)

23. beta Healthcare Solutions GmbH, Germany;
24. beta institute fur sozialmedizinische Forschung und Entwicklung GmbH, Germany;
25. Reddy Holding GmbH, Germany;
26. Lacock Holdings Limited, Cyprus;
27. Reddy Pharma Iberia SA, Spain;
28. Reddy Pharma Italia SPA, Italy;
29. Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia;
30. Dr. Reddy's Laboratories SA, Switzerland;
31. Eurobridge Consulting B.V., Netherlands;
32. OOO DRS LLC, Russia;
33. Aurigene Discovery Technologies (Malaysia) Sdn Bhd;
34. Dr. Reddy's New Zealand Limited, New Zealand (formerly Affordable Health Care Limited);
35. Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey;
36. Dr. Reddy's SRL, Italy (formerly Jet Generici SRL);
37. Dr. Reddy's Laboratories Lousiana LLC, USA;
38. Chirotech Technology Limited, UK;
39. Dr. Reddy's Pharma SEZ Limited, India;
40. Dr. Reddy's Laboratories International SA, Switzerland;
41. Idea2Enterprises (India) Private Limited, India (from 30 June 2010);
42. Dr. Reddy's Laboratories Romania SRL, Romania (from 7 June 2010);
43. I-Ven Pharma Capital Limited, India (from 6 October 2010);
44. Dr. Reddy's Laboratories Tennessee, LLC, USA (from 7 October 2010);
45. Dr. Reddy's Venezuela, C.A., Venezuela (from 20 October 2010);
46. Macred India Private Limited, India (till 18 July 2010);
47. Dr. Reddy's Laboratories (Canada) Inc, Canada (from 11 June 2010)
48. Dr. Reddy's Laboratories New York, Inc, USA (from 24 May 2011); and
49. Dr. Reddy's Laboratories, LLC Ukraine (from 11 May 2011)

Associates

APR LLC, USA (till 8 July 2011)	100% Holding in class 'B' equity shares
Macred India Private Limited, India (from 19 July 2010 till 24 February 2012)	20% Holding in equity shares

Joint venture

Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China	Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.33 % equity stake.

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.27 : **RELATED PARTY DISCLOSURES** (CONTINUED)

Enterprises where principal shareholders have control or significant influence ("Significant interest entities")

Dr. Reddy's Research Foundation ("Research Foundation")	Enterprise over which the principal shareholders have significant influence
Dr. Reddy's Holdings Limited	Enterprise owned by principal shareholders
Institute of Life Sciences	Enterprise over which principal shareholders have significant influence
Ecologic Technologies Limited	Enterprise over which principal shareholders have significant influence

Others

Green Park Hotels and Resorts Limited (formerly Diana Hotels Limited)	Enterprise owned by relative of a director
Ms. K Samrajyam	Spouse of Chairman
Ms. G Anuradha	Spouse of Vice Chairman and Chief Executive Officer
Ms. Deepthi Reddy	Spouse of Managing Director and Chief Operating Officer
Dr. Reddy's Foundation for Human and Social development	Enterprise where principal shareholders are trustees
S R Enterprises	Enterprise in which relative of a director has significant influence
K K Enterprises	Enterprise in which relative of a director has significant influence
A.R. Life Sciences Private Limited	Enterprise in which relative of a director has significant influence

Key Management Personnel represented on the Board

Dr. K Anji Reddy	Chairman
Mr. G V Prasad	Vice Chairman and Chief Executive Officer
Mr. K Satish Reddy	Managing Director and Chief Operating Officer

Non-Executive and Independent Directors on the Board

- Dr. Omkar Goswami
- Mr. Ravi Bhoothalingam
- Mr. Anupam Puri
- Dr. J P Moreau
- Ms. Kalpana Morparia
- Dr. Bruce L A Carter
- Dr. Ashok Sekhar Ganguly
- Sridar Iyenger (from 22 August 2011)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.27 : **RELATED PARTY DISCLOSURES** (CONTINUED)

b. Particulars of related party transactions

The following is a summary of significant related party transactions:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
i. Sales to:		
Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc., USA	20,498	13,280
OOO Dr. Reddy's Laboratories Limited, Russia	4,491	3,659
Dr. Reddy's Laboratories (UK) Limited, UK	1,612	1,407
Dr. Reddy's Laboratories SA, Switzerland	5,087	3,687
betapharm Arzneimittel GmbH, Germany	1,151	1,342
Others	1,620	851
Total	**34,459**	**24,226**
Others:		
A.R. Life Sciences Private Limited	640	391
Macred India Private Limited	4	-
Total	**644**	**391**
ii. Interest income from subsidiaries including step down subsidiaries:		
Lacock Holdings Limited, Cyprus	88	166
Industrias Quimicas Falcon de Mexico, S.A.de.C.V., Mexico	105	97
DRL Investments Limited, India	52	26
Dr. Reddy's Farmaceutica Do Brasil Ltda, Brazil	13	37
Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia	43	27
Dr. Reddy's Laboratories SA, Switzerland	-	9
Total	**301**	**362**
iii. Royalty income from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	-	13
Dr. Reddy's Laboratories Inc., USA	53	-
Total	**53**	**13**
iv. Service income from:		
Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc., USA	193	134
Dr. Reddy's Laboratories (U.K.) Limited, U.K.	-	1
Dr. Reddy's Laboratories (EU) Limited, U.K.	-	6
Chirotech Technology Limited, UK	18	-
Total	**211**	**141**
Others:		
Ecologic Technologies Limited	1	-

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.27 : **RELATED PARTY DISCLOSURES** (CONTINUED)

	PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
v.	Licence fees, net from subsidiaries including step down subsidiaries:		
	Dr. Reddy's Laboratories Inc., USA	16	2
	Dr. Reddy's Laboratories SA, Switzerland	30	-
	Total	**46**	**2**
vi.	Commission on Guarantee from subsidiaries including step down subsidiaries:		
	Dr. Reddy's Laboratories SA, Switzerland	61	24
	Dr. Reddy's Laboratories Inc., USA	18	-
	Total	**79**	**24**
vii.	Rent from Subsidiaries including step down subsidiaries:		
	Aurigene Discovery Technologies Limited, India	17	-
	Total	**17**	**-**
viii.	Purchases from:		
	Subsidiaries including step down subsidiaries:		
	Dr. Reddy's Laboratories SA, Switzerland	84	344
	Dr. Reddy's Laboratories (EU) Limited, UK	25	37
	Others	20	12
	Total	**129**	**393**
	Others:		
	A.R. Life Sciences Private Limited	1,020	486
	Others	-	1
	Total	**1,020**	**487**
ix.	Royalty		
	I-VEN Pharma Capital Limited	247	200
x.	Operating expenses paid / reimbursed to Subsidiaries:		
	Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	18	-
	Dr. Reddy's Laboratories Inc., USA	586	945
	Dr. Reddy's Laboratories SA, Switzerland	2	163
	Promius Pharma LLC	39	212
	OOO Dr. Reddy's Laboratories Limited, Russia	368	-
	Chirotech Technology Limited, UK	145	21
	Reddy US Therapeutics Inc., USA	14	22
	Others	12	41
	Total	**1,184**	**1,404**
xi.	Contributions made to others for social development:		
	Dr. Reddy's Foundation for Human and Social development	79	88
	Total	**79**	**88**
xii.	Contribution made to subsidiaries and others for research and development:		
	Institute of Life Sciences	48	37
	Total	**48**	**37**

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.27 : **RELATED PARTY DISCLOSURES** (CONTINUED)

	PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
xiii.	Hotel expenses paid to:		
	Green Park Hotels & Resorts Limited (formerly Diana Hotels Limited)	19	20
xiv.	Rent paid to:		
	Key management personnel:		
	Mr. K Satish Reddy	14	14
	Total	**14**	**14**
	Others:		
	Ms. G Anuradha	12	12
	Ms. Deepthi Reddy	3	2
	Ms. K Samrajyam	1	1
	Total	**16**	**15**
xv.	Executive Directors' remuneration	271	262
	Directors' sitting fees (previous year: ₹ 409 thousands, rounded off in millions)	1	-
xvi.	Investment in subsidiaries, joint venture and associates during the year:		
	Lacock Holdings Limited, Cyprus	-	718
	Dr. Reddy's Farmaceutica Do Brasil Ltda, Brazil	-	536
	Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	-	512
	Idea2Enterprises (India) Private Limited, India	-	1,447
	Reddy Antilles N.V., Netherlands	27	-
	Total	**27**	**3,213**
xvii.	Provision for other than temporary diminution in the value of long-term investments:		
	Dr. Reddy's Farmaceutica Do Brasil Ltda, Brazil	-	499
	Reddy Pharmaceuticals Hong Kong Limited, Hong Kong	-	58
	Lacock Holdings Limited, Cyprus	2,100	-
	Total	**2,100**	**557**
xviii.	Reversal of provision for decline in the value of long-term investments:		
	Kunshan Rotam Reddy Pharmaceutical Limited ("Reddy Kunshan"), China	175	-
xix.	Provision for decline in the value of long-term investments written off:		
	Globe Enterprises (a partnership firm in India)	-	2
xx.	Provision for loans given to subsidiary and associate:		
	APR LLC, USA	-	133
xxi.	Reversal of provision for loans given to subsidiary and associate:		
	APR LLC, USA	240	-
	Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	-	581
xxii.	Provision created towards dues from subsidiaries / including step down subsidiaries, associates and joint ventures (included in sundry debtors)		
	OOO Dr. Reddy's Laboratories Limited, Russia	-	2
	Reddy Cheminor S.A., France	-	5

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.27 : **RELATED PARTY DISCLOSURES** (CONTINUED)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
xxiii. Guarantee given / (released) on behalf of a subsidiary / joint venture:		
Dr. Reddy's Laboratories SA, Switzerland	601	8,795
Dr. Reddy's Laboratories Inc., USA	2,470	-
Lacock Holdings Limited, Cyprus	-	(14,388)
Aurigene Discovery Technologies Limited, India	(180)	-
Dr. Reddy's Laboratories (EU) Limited, UK	-	83
betapharm Arzneimittel GmbH, Germany	3,054	-
Others	(7)	53
Total	**5,938**	**(5,457)**
xxiv. Reimbursement of operating and other expenses by subsidiary / associate:		
Dr. Reddy's Laboratories SA, Switzerland	1,608	866
Dr. Reddy's Laboratories Inc., USA	32	11
Aurigene Discovery Technologies Limited, India	137	9
betapharm Arzneimittel GmbH, Germany	40	-
Others	48	13
Total	**1,865**	**899**
xxv. Advances given to / (repaid by) subsidiaries, associates, joint ventures (including interest charged) :		
Aurigene Discovery Technologies Limited, India	(9)	(316)
Reddy Antilles N.V., Netherlands	-	(1)
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	(29)	(526)
Dr. Reddy's Laboratories Inc., USA	-	(9)
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	-	1
APRLLC, USA	-	260
Lacock Holdings Limited, Cyprus	(3,111)	46
Industrias Quimicas Falcon de Mexico, SA de C.V., Mexico	44	41
Dr. Reddy's Laboratories SA, Switzerland	-	(1,600)
Dr. Reddy's Laboratories (Australia) Pty Limited, Australia	147	128
Dr. Reddy's Laboratories (EU) Limited, UK	-	(16)
Chirotech Technologies Limited, UK	-	(15)
DRL Investments Limited, India	(163)	2,703
Dr. Reddy's Bio-sciences Limited, India	-	7
Idea2Enterprises (India) Private Limited, India	-	4
Dr. Reddy's Laboratories Romania SRL, Romania	2	20
Total	**(3,119)**	**727**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.27 : **RELATED PARTY DISCLOSURES** (CONTINUED)

c. The Company has the following amounts dues from / to related parties:

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
i. Due from related parties:		
Subsidiaries including step down subsidiaries, associates and joint ventures (included in trade receivables):		
betapharm Arzneimittel GmbH, Germany	833	643
Dr. Reddy's Laboratories SA, Switzerland	-	1,965
Dr. Reddy's Laboratories (U.K.) Limited, U.K.	189	242
Dr. Reddy's Laboratories Inc., USA	7,543	6,587
OOO Dr. Reddy's Laboratories Limited, Russia	2,621	1,572
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	340	264
Industrias Quimicas Falcon de Mexico, SA de C.V., Mexico	617	28
Others	315	346
Total	**12,458**	**11,647**
Others (included in trade receivables):		
A.R. Life Sciences Private Limited	214	114
Ecologic Technologies Limited	1	-
Total	**215**	**114**
ii. Provision outstanding at the end of the year towards dues from subsidiaries including step down subsidiaries, associates and joint ventures (included in trade receivables):		
OOO Dr. Reddy's Laboratories Limited, Russia	9	9
Reddy Cheminor S.A., France	5	5
Total	**14**	**14**
iii. Due to related parties (included in trade payables and other current liabilities):		
Subsidiaries including step down subsidiaries, associates and joint ventures:		
Dr. Reddy's Laboratories SA, Switzerland	2,174	1,944
Dr. Reddy's Laboratories Inc., USA	706	634
Promius Pharma LLC, USA	12	62
Reddy US Therapeutics Inc., USA	25	23
I-VEN Pharma Capital Limited, India	86	147
Dr. Reddy's Laboratories (EU) Limited, UK	-	43
Chirotech Technologies Limited, UK	106	-
betapharm Arzneimittel GmbH, Germany	168	1
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	204	4
Others	20	74
Total	**3,501**	**2,932**
Significant interest entities:		
Dr. Reddy's Research Foundation	20	21
Others:		
A.R. Life Sciences Private Limited	95	81

Equity held in subsidiaries, associates and joint venture has been disclosed under "Non current investments" (Note 2.8). Loans and advances to subsidiaries, joint venture and associates have been disclosed under "Long term loans and advances" (Note 2.9). Other receivables from subsidiaries, associates and joint venture have been disclosed under "Other current assets" (Note 2.15)

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.28 : **AUDITOR'S REMUNERATION**

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
a) Audit fees	11	9
b) Other charges		
Taxation matters*	-	-
Other matters	1	-
c) Reimbursement of out of pocket expenses	3	2
	15	11

* represents amount of ₹ 400 thousands, rounded off in millions above

2.29 : **INTEREST IN JOINT VENTURE**

The Company has 51.33 percent interest in Reddy Kunshan, a joint venture in China. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of Reddy Kunshan indicates joint control as the minority shareholders, along with the Company, have significant participating rights such that they jointly control the operations of Reddy Kunshan. The aggregate amount of assets, liabilities, income and expenses related to the Company's share in Reddy Kunshan as at and for the year ended 31 March 2012 are given below:

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Balance Sheet		
Short term borrowings	48	39
Fixed assets, net	116	85
Deferred tax assets, net	6	4
Inventories	95	77
Trade receivables	138	106
Cash and bank balances	28	22
Short term loans and advances	145	52
Current liabilities	227	141
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2	1

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.29 : **INTEREST IN JOINT VENTURE** (CONTINUED)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Statement of Profit and Loss		
Income		
Sales	636	420
Other income	6	3
Expenditure		
Material costs	172	116
Employee benefits expense	153	103
Operating and other expenses	242	186
Research and development	7	5
Finance costs	4	2
Depreciation	3	4
Profit before taxation	61	7
Provision for taxation		
- Deferred tax expense	(8)	(4)
Profit after taxation	53	3

2.30 : **EMPLOYEE STOCK OPTION SCHEME**

Dr. Reddy's Employees Stock Option Plan-2002 (the DRL 2002 Plan): The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the Scheme, the Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant. The options issued under the DRL 2002 plan vests in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan was amended on 28 July 2004 at the Annual General Meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5/- per option).

The DRL 2002 Plan was further amended on 27 July 2005 at the Annual General Meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5/- per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment of Bonus issue) for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.30 : **EMPLOYEE STOCK OPTION SCHEME** (CONTINUED)

After the issue of bonus shares by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

PARTICULARS	NUMBER OF OPTIONS UNDER CATEGORY A	NUMBER OF OPTIONS UNDER CATEGORY B	TOTAL
Options reserved under original plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of Shares that can be allotted on exercise of Options (B)	205,939	1,847,685	2,053,624
Options arising from Stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant.

In the case of termination of employment, all unvested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

During the current year, the Company under the DRL 2002 Plan has issued 262,520 category B options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Compensation Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (₹)	MARKET PRICE (₹) (AS PER SEBI GUIDELINES)
12 May 2011	251,920	5.00	1,598.90
13 May 2011	9,600	5.00	1,598.55
7 June 2011	1,000	5.00	1,607.40

Stock option activity under the DRL 2002 Plan for the two categories of options was as follows:

CATEGORY A - FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2012			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	21,000	₹ 373.50-448.00	₹ 444.45	67
Grants during the year	-	-	-	-
Expired / forfeited during the year	-	-	-	-
Exercised during the year	(10,000)	448.00	448.00	-
Outstanding at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**65**
Exercisable at the end of the year	**1,000**	**₹ 373.50**	**₹ 373.50**	**19**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.30 : **EMPLOYEE STOCK OPTION SCHEME** (CONTINUED)

CATEGORY A – FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2011			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	100,000	₹ 362.50-531.51	₹ 403.02	38
Grants during the year	-	-	-	-
Expired / forfeited during the year	(9,000)	373.50- 531.51	443.73	-
Exercised during the year	(70,000)	362.50-442.50	385.36	-
Outstanding at the end of the year	**21,000**	**₹ 373.50-448.00**	**₹ 444.45**	**67**
Exercisable at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**55**

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2012			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	697,161	₹ 5.00	₹ 5.00	72
Granted during the year	262,520	5.00	5.00	91
Forfeited during the year	(61,842)	5.00	5.00	-
Exercised during the year	(254,683)	5.00	5.00	-
Outstanding at the end of the year	**643,156**	**₹ 5.00**	**₹ 5.00**	**70**
Exercisable at the end of the year	**70,551**	**₹ 5.00**	**₹ 5.00**	**38**

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2011			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	785,007	₹ 5.00	₹ 5.00	72
Granted during the year	284,070	5.00	5.00	91
Forfeited during the year	(78,620)	5.00	5.00	-
Exercised during the year	(293,296)	5.00	5.00	-
Outstanding at the end of the year	**697,161**	**₹ 5.00**	**₹ 5.00**	**72**
Exercisable at the end of the year	**52,106**	**₹ 5.00**	**₹ 5.00**	**41**

Dr. Reddy's Employees ADR Stock Option Plan-2007 ("the DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The DRL 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the DRL 2007 Plan, the Compensation Committee of the Board (the "Compensation Committee") shall administer the DRL 2007 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The options issued under the DRL 2007 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

During the current year, the Company under the DRL 2007 Plan has issued 56,060 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.30 : **EMPLOYEE STOCK OPTION SCHEME** (CONTINUED)

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (₹)	MARKET PRICE (RUPEES) (AS PER SEBI GUIDELINES)
12 May 2011	48,860	5.00	1,598.90
13 May 2011	7,200	5.00	1,598.55

Stock option activity under the DRL 2007 Plan was as follows:

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2012			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	124,559	₹ 5.00	₹ 5.00	74
Granted during the year	56,060	5.00	5.00	89
Forfeited during the year	(19,789)	5.00	5.00	-
Exercised during the year	(42,931)	5.00	5.00	-
Outstanding at the end of the year	**117,899**	**₹ 5.00**	**₹ 5.00**	**73**
Exercisable at the end of the year	**6,564**	**₹ 5.00**	**₹ 5.00**	**47**

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2011			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	112,390	₹ 5.00	₹ 5.00	74
Granted during the year	58,660	5.00	5.00	89
Forfeited during the year	(2,440)	5.00	5.00	-
Exercised during the year	(44,051)	5.00	5.00	-
Outstanding at the end of the year	**124,559**	**₹ 5.00**	**₹ 5.00**	**74**
Exercisable at the end of the year	**3,364**	**₹ 5.00**	**₹ 5.00**	**49**

The Company has followed intrinsic method of accounting based on which a compensation expense of ₹ 403 (previous year: ₹ 268) has been recognized in the statement of profit and loss (Refer Note 2.19).

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.31 : DETAILS OF IMPORTED AND INDIGENOUS RAW MATERIALS, SPARE PARTS, CHEMICALS, PACKING MATERIALS AND COMPONENTS CONSUMED

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012		FOR THE YEAR ENDED 31 MARCH 2011	
	VALUE	% OF TOTAL CONSUMPTION	VALUE	% OF TOTAL CONSUMPTION
Raw material, packing material and chemicals				
Imported	4,704	27%	6,927	52%
Indigenous	12,683	73%	6,424	48%
	17,386		**13,351**	
Stores and spares				
Imported	47	6%	50	6%
Indigenous	719	94%	784	94%
	767		**834**	

2.32 : CIF VALUE OF IMPORTS

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Raw materials	6,914	5,337
Capital equipment (including spares and components)	2,285	2,773
	9,199	8,110

2.33 : EARNINGS IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Exports on FOB basis	48,405	36,718
Interest on loan to subsidiaries	249	336
Service income and license fees	581	310
Royalty income	53	13
Guarantee Commission	79	24
Others	-	76
	49,367	37,477

2.34 EXPENDITURE IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Travelling	78	51
Legal and professional fees	946	1,131
Bio-studies expenses	396	229
Interest on Loan	228	75
Others	4,445	3,617
	6,093	5,103

NOTE 2: NOTES TO THE ACCOUNTS (CONTINUED)

2.35 : HEDGES OF FOREIGN CURRENCY RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pound sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Further, the Company uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

During the previous year ended 31 March 2011, the Company adopted the Accounting Standard (AS)-32 "Financial Instruments: Disclosures" as issued by ICAI, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements. The objective of this standard is to provide information relating to various financial instruments that the Company holds along with the nature and extent of risks arising from financial instruments to which the Company is exposed to. Further, the standard requires disclosure for the risk management strategies that management adopts to address the specific risk factors to the extent they are considered to be material.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain / loss on such non-derivative financial liabilities is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, in reserves and surplus, a net loss of ₹ 28 and a net loss of ₹ 242 for the years ended 31 March 2012 and 2011, respectively. The Company also recorded, as part of revenue, a net loss of ₹ 344 and a net gain of ₹ 263 during the years ended 31 March 2012 and 2011, respectively.

The net carrying amount of the Company's "hedging reserve" was a loss of ₹ 3 as at 31 March 2012, as compared to a gain of ₹ 25 as at 31 March 2011.

The table below summarises the periods when the forecasted cash flows associated with hedging instruments are expected to occur :

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Cash flows in U.S. Dollars (figures in equivalent rupee millions)		
Not later than one month	-	669
Later than one months and not later than three months	-	758
Later than three months and not later than six months	-	1,115
	-	**2,542**
Cash flows in Euro (figures in equivalent rupee millions)		
Not later than one month	237	-
Later than one month and not later than three months	204	380
Later than three months and not later than six months	-	571
	411	**951**

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.35 : **HEDGES OF FOREIGN CURRENCY RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS** (CONTINUED)

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognized in the statement of profit and loss. The changes in fair value of such derivative contracts as well as the foreign exchange gains and losses relating to the monetary items are recognized as part of foreign exchange gains and losses.

Fair values of foreign exchange derivative contracts are determined under the Black Scholes Merton technique by using inputs from market observable data and other relevant terms of the contract with counter parties which are banks or financial institutions.

In respect of the aforesaid foreign exchange derivative contracts and the ineffective portion of the derivative contracts designated as cash flow hedges, the Company has recorded, as part of foreign exchange gains and losses, a net loss of ₹ 1,582 and a net gain of ₹ 858 for the year ended 31 March 2012 and 2011, respectively.

The following are the outstanding foreign exchange derivative contracts entered into by the Company:

AS AT 31 MARCH 2012

Category	Currency	Cross Currency	Amounts in millions	Buy / Sell	Purpose
Forward Contract	USD	INR	USD 480	Sell	Hedging
Forward Contract	EUR	INR	EUR 10	Sell	Hedging
Option Contract	USD	INR	USD 374	Sell	Hedging

AS AT 31 MARCH 2011

Category	Currency	Cross Currency	Amounts in millions	Buy / Sell	Purpose
Forward Contract	USD	INR	USD 4.5	Buy	Hedging
Forward Contract	USD	INR	USD 232	Sell	Hedging

The year-end significant foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below:

Un-hedged significant foreign currency exposure as on 31st March 2012

PARTICULARS	CURRENCY	FOREIGN CURRENCY IN MILLIONS	EXCHANGE RATE	₹ MILLIONS
Trade Receivables	RUB	758	1.73	1,311
	EUR	4	67.87	271
	GBP	3	81.46	244
Long term, short term loans and advances and other current assests	USD	13	50.88	661
	EUR	11	67.87	747
	MXN	16	3.99	64
	RUB	16	1.73	28
Trade payables, other liabilities and provisions	USD	81	50.88	4,121
	EUR	5	67.87	339
	GBP	2	81.46	163
	RUB	72	1.73	125
Short term borrowings (Packing Credit loan)	USD	137	50.88	6,971

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.35 : **HEDGES OF FOREIGN CURRENCY RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS** (CONTINUED)

Un-hedged significant foreign currency exposure as on 31st March 2011

PARTICULARS	CURRENCY	FOREIGN CURRENCY IN MILLIONS	EXCHANGE RATE	₹ MILLIONS
Trade Receivables	RUB	809	1.57	1,270
	GBP	4	71.80	287
Long term, short term loans and advances and other current assests	USD	31	44.60	1,382
	EUR	3	63.38	190
	MXN	19	3.74	71
Trade payables, other liabilities and provisions	USD	89	44.60	3,969
	EUR	3	63.38	127
	GBP	2	71.80	144
Short term borrowings (Packing Credit loan)	USD	21	44.60	937

2.36 : **FINANCIAL RISK MANAGEMENT**

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's primary risk management focus is to minimize potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee are responsible for overseeing Company's risk assessment and management policies and processes.

a. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of customers to which the Company grants credit terms in the normal course of business. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments.

Trade and other receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country, in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business. As at 31 March 2012 and 31 March 2011 the maximum exposure to credit risk in relation to trade and other receivables is ₹ 19,435 and ₹ 17,705 respectively (net of allowances).

Financial assets that are neither past due nor impaired

None of the Company's cash equivalents, including time deposits with banks, are past due or impaired. Trade receivables amounting to ₹ 16,684 and ₹ 14,196 were neither past due nor impaired as at 31 March 2012 and 31 March 2011 respectively.

Financial assets that are past due but not impaired

The Company's credit period for customers generally ranges from 20 – 180 days. The age analysis of the trade receivables has been considered from the due date of the invoice. The ageing of trade receivables that are past due, net of allowance for doubtful receivables, is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
1 – 90	2,582	3,232
91 –180	-	208
More than 180	169	69
Total	**2,751**	**3,509**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.36 : **FINANCIAL RISK MANAGEMENT** (CONTINUED)

Financial assets that are impaired

The age analysis of the trade receivables that are impaired is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH, 2012	AS AT 31 MARCH , 2011
1 – 90	-	-
91 – 180	-	-
More than 180	202	139
Total	**202**	**139**

Loans and advances

Loans and advances are predominantly given to subsidiaries for the purpose of working capital and capital expansions; and the Company does not consider any significant exposure to credit risks associated with such financial assets.

Reconciliation of the allowance account for credit losses

The details of changes in provision for doubtful debts during the year ended 31 March 2012 and 31 March 2011 are as follows:

PARTICULARS	2011-12	2010-11
Balance as at 1 April	139	229
Provision made during the year	132	-
Trade receivable written off during the year	(40)	(88)
Provision reversed during the year	(29)	(2)
Balance as at 31 March	**202**	**139**

The details of changes in provision for doubtful loans and advances to subsidiaries during the year ended 31 March 2012 and 31 March 2011 are as follows:

PARTICULARS	2011-12	2010-11
Balance as at 1 April	315	763
Provision made during the year	-	133
Loans and advances written off during the year	(140)	-
Provision reversed during the year	(88)	(581)
Balance as at 31 March	**87**	**315**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.36 : **FINANCIAL RISK MANAGEMENT** (CONTINUED)

b. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at 31 March 2012 and 2011, the Company had unutilized credit limits from banks of ₹ 14,290 and ₹ 13,089, respectively.

As at 31 March 2012, the Company had working capital of ₹ 18,614 including cash and bank balances of ₹ 8,490 and current investments of ₹ 2,070. As at 31 March 2011, the Company had working capital of ₹ 10,490, including cash and bank balances of ₹ 662.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than provisions for employee benefits expense which have been disclosed in Note 2.5, obligations under Bonus Debentures which have been disclosed in Note 2.40 and finance leases which have been disclosed in Note 2.44).

As at 31 March 2012

Particulars	2013	2014	2015	2016	Thereafter	Total
Trade payables	7,334	-	-	-	-	7,344
Short term borrowings	10,204	-	-	-	-	10,204
Other liabilities and provisions	12,993	25	2	-	-	13,020

As at 31 March 2011

Particulars	2012	2013	2014	2015	Thereafter	Total
Trade payables	8,069	-	-	-	-	8,069
Short term borrowings	9,311	-	-	-	-	9,311
Other liabilities and provisions	8,495	36	25	2	-	8,558

Financial guarantees

Financial guarantees disclosed in Note 2.24 have been provided as counter corporate guarantees to financial institutions and banks that have extended credits and other financial assistance to the Company's subsidiaries. In this regard, the Company does not foresee any significant credit risk exposure.

c. Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument may fluctuate because of change in market prices. Market risk may arise as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk-sensitive instruments. Market risk is attributable to all market risk-sensitive financial instruments including foreign currency receivables and payables and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's exchange risk arises from its foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, British pound sterling and Euros) and foreign currency borrowings (in U.S. dollars, Euros and Roubles). A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's financial performance gets adversely impacted. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign currency exchange rates in respect of its forecasted cash flows and trade receivables.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.36 : **FINANCIAL RISK MANAGEMENT** (CONTINUED)

The details in respect of the outstanding foreign exchange forward and option contracts are given in Note 2.35 above.

In respect of the Company's derivative contracts a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ Nil increase/decrease in the Company's hedging reserve and an approximately ₹ 3,870 increase/decrease in the Company's net profit as at 31 March 2012.

In respect of the Company's derivative contracts and non-derivative financial liabilities, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ 349 increase/decrease in the Company's hedging reserve and an approximately ₹ 1,014 increase/decrease in the Company's net profit as at 31 March 2011.

The following table analyzes foreign currency risk from financial instruments as at 31 March 2012:

	U.S. Dollars	Euro	Others[1]	Total
Assets:				
Cash and bank balances	102	-	139	241
Trade receivables	12,281	1,863	4,287	18,431
Long term, short term loans and advances and other current assets	1,846	773	470	3,089
Total	**14,229**	**2,636**	**4,896**	**21,761**
Liabilities:				
Trade payables	1,763	108	109	1,980
Long term and short term borrowings	6,949	1,323	1,943	10,215
Other liabilities and provisions	2,375	227	449	3,051
Total	**11,087**	**1,658**	**2,501**	**15,246**

[1] Others include currencies such as Russian roubles, British pound sterlings, Australian dollars, Venezuela bolivars, etc.

The following table analyzes foreign currency risk from financial instruments as at 31 March 2011:

	U.S. Dollars	Euro	Others[1]	Total
Assets:				
Cash and Bank Balances	58	-	54	112
Trade receivables	12,691	1,490	2,050	16,231
Long term, short term loans and advances and other current assets	1,382	187	307	1,876
Total	**14,131**	**1,677**	**2,411**	**18,219**
Liabilities:				
Trade payables	2,567	139	228	2,934
Long term and short term borrowings	3,285	1,521	-	4,806
Other liabilities and provisions	1,584	72	430	2,086
Total	**7,436**	**1,732**	**658**	**9,826**

[1] Others includee currencies such as Russian roubles, British pound sterlings, Australian dollars, Venezuela bolivars, etc.

For the years ended 31 March 2012 and 2011, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies in the above mentioned financial assets/liabilities would affect the Company's net loss/profit by approximately ₹ 652 and ₹ 839 respectively.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.36 : **FINANCIAL RISK MANAGEMENT** (CONTINUED)

Interest rate risk

As at 31 March 2012 and 31 March 2011, the Company had foreign currency loans of ₹ 6,665 carrying a floating interest rate of LIBOR plus 100-150 bps and ₹ 5,758 carrying a floating interest rate of LIBOR plus 52-80 bps respectively. Also as at 31 March 2011 the company had an INR loan of ₹ 950 carrying an interest rate of 8.75%. Since these are short term loans, the Company does not consider any significant changes in the interest rates and hence, has not entered into any interest rate swaps to hedge its interest rate risk.

For the years ended 31 March 2012 and 2011, every 10% increase or decrease in the floating interest rate component (i.e. LIBOR) of its short-term loans from banks would affect the Company's net loss/profit by approximately ₹ 5 and ₹ 16, respectively.

The Company's investments in time deposits with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. The Company has historically not entered into any derivative financial instruments or futures contracts to hedge exposure to fluctuations in commodity prices.

2.37 : **EMPLOYEE BENEFIT PLANS**

***2.37.1* GRATUITY PLAN OF DR. REDDY'S LABORATORIES LIMITED**

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering certain categories of employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund"). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of Indian government-owned corporations.

The following table sets out the status of the aforesaid funded gratuity plan as required under AS-15 (Revised):

Reconciliation of opening and closing balances of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Opening defined benefit obligation	584	452
Current service cost	81	58
Interest cost	50	36
Actuarial losses / (gain)	(10)	81
Benefits paid	(59)	(43)
Closing defined benefit obligation	**646**	**584**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.37 : **EMPLOYEE BENEFIT PLANS** (CONTINUED)

Change in the fair value of assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Opening fair value of plan assets	490	449
Expected return on plan assets	36	33
Actuarial gains / (losses)	6	5
Contributions by employer	151	46
Benefits paid	(59)	(43)
Closing fair value of plan assets	**624**	**490**

Amount recognized in balance sheet

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Present value of funded obligations	646	584
Fair value of plan assets	(624)	(490)
Net Liability	**22**	**94**
Amounts in the balance sheet		
Provision for gratuity	22	94
Net liability / (asset)	**22**	**94**

Expense recognized in the statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Current service cost	81	58
Interest on defined benefit obligation	50	36
Expected return on plan assets	(36)	(33)
Net actuarial losses / (gains) recognized in year	(16)	77
Amount included in employee benefit expense	**79**	**138**
Actual return on plan assets	43	38

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Government of India securities	-	-
Corporate bonds	-	-
Insurer managed funds	99%	99%
Others	1%	1%
Total	**100%**	**100%**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.37: **EMPLOYEE BENEFIT PLANS** (CONTINUED)

The approximate market value of the assets as at 31 March 2012 was ₹ 624 (Previous Year: ₹ 490), a breakup of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Government of India securities	-	-
Corporate bonds	-	-
Insurer managed funds	619	483
Others	5	7
Total	**624**	**490**

Summary of actuarial assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Discount Rate	8.60% p.a.	7.95% p.a.
Expected Rate of Return on Plan Assets	8.60% p.a.	7.50% p.a.
Salary Escalation Rate	9% p.a. for first year and 8% thereafter	9% p.a. for next 2 years & 8% p.a. thereafter

Discount Rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected Rate of Return on Plan Assets: This is based on the expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary Escalation Rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2012	2011	2010	2009	2008
Defined benefit obligation	646	584	452	398	319
Plan assets	624	490	449	334	289
Surplus / (deficit)	(22)	(94)	(3)	(64)	(30)
Experience adjustment on plan liabilities	23	28	27	18	36
Experience adjustment on plan assets	6	5	27	(7)	14

2.37.2 LONG SERVICE AWARD BENEFIT PLAN OF DR. REDDY'S LABORATORIES LIMITED

During the year ended March 31, 2010, the Company introduced a new post-employment unfunded defined benefit plan under which all eligible employees of the Company who have completed the specified service tenure with the Company would be eligible for a "Long Service Cash Award" at the time of their employment separation. The amount of such cash payment would be based on the respective employee's last drawn salary and the specified number of years of employment with the Company. Accordingly the Company has valued the liability through an independent actuary.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.37 : **EMPLOYEE BENEFIT PLANS** (CONTINUED)

The following table sets out the status of the aforesaid Long term service award benefit plan as required under AS-15 (Revised):

Reconciliation of opening and closing balances of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Opening defined benefit obligation	69	53
Current service cost	9	6
Interest cost	6	4
Actuarial losses / (gain)	(4)	8
Benefits paid	(4)	(2)
Closing defined benefit obligation	**76**	**69**

Amount recognized in balance sheet

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Present value of funded obligations	-	-
Fair value of plan assets	-	-
Present value of unfunded obligations	76	69
Net Liability	**76**	**69**
Amounts in the balance sheet		
Net liability / (asset)	**76**	**69**

Expense recognized in the statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Current service cost	9	6
Interest on defined benefit obligation	6	4
Expected return on plan assets	-	-
Net actuarial losses / (gains) recognized in year	(4)	8
Past service cost	-	-
Amount included in employee benefit expense	**11**	**18**
Actual return on plan assets	-	-

Summary of actuarial assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Discount Rate	8.60%	7.95% p.a.
Salary Escalation Rate	9% p.a. for first year and 8% thereafter	9% p.a. for first 2 years and 8% p.a. thereafter

Discount Rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Salary Escalation Rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.37 : **EMPLOYEE BENEFIT PLANS** (CONTINUED)

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2012	2011	2010	2009	2008
Defined benefit obligation	76	69	53	-	-
Plan assets	-	-	-	-	-
Surplus / (deficit)	(76)	(69)	(53)	-	-
Experience adjustment on plan liabilities	-	1	-	-	-
Experience adjustment on plan assets	-	-	-	-	-

2.38 : **DIVIDEND REMITTANCE IN FOREIGN CURRENCY**

The Company does not make any direct remittances of dividends in foreign currencies to American Depository Shares (ADS) holders. The Company remits the equivalent of the dividends payable to the ADS holders in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the Company's ADS. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

2.39 : **RESEARCH AND DEVELOPMENT ARRANGEMENTS**

I-VEN Pharma arrangement

During the year ended 31 March 2005, the Company had entered into an agreement with I-VEN Pharma Capital Limited ("I-VEN") for the joint development and commercialization of a portfolio of 36 generic drug products. As per the terms of the agreement, I-VEN has a right to fund up to 50% of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications ("ANDA") filed or to be filed, subject to a maximum contribution of U.S.$ 56 millions. Upon successful commercialization of these products, the Company is required to pay I-VEN a royalty on net sales at agreed rates for a period of 5 years from the date of commercialization of each product.

As per the agreement, in April 2010 and upon successful achievement of certain performance milestones specified in the agreement (e.g. successful commercialization of a specified number of products, and achievement of specified sales milestones), I-VEN has a one-time right to require the Company to pay I-VEN a portfolio termination value amount for such portfolio of products. In the event I-VEN exercises this portfolio termination value option, then it will not be entitled to the sales-based royalty payment for the remaining contractual years.

The Company and I-VEN reached an agreement to settle the portfolio termination value option available to I-VEN at a consideration of ₹ 2,680 to be paid by the Company.

On 1 October 2010, the Company, DRL Investments Limited (a wholly owned subsidiary of Dr. Reddy's) and I-VEN entered into an agreement regarding the medium of settlement for the portfolio termination value. Pursuant to such an arrangement, controlling interest in I-VEN was acquired by DRL Investments Limited; thereby making I-VEN a wholly owned subsidiary of the Company as of 1 October 2010. In connection with the transaction, the Company had advanced an amount of ₹ 2,680 to DRL Investments Limited out of which an amount of ₹ 2,549 is outstanding and disclosed as part of 'Long term loans and advances' as of 31 March 2012.

2.40 : **ISSUANCE OF BONUS DEBENTURES**

Pursuant to a scheme of arrangement sanctioned by the High Court of Andhra Pradesh, Hyderabad, India on 19 July 2010 and subsequent approval of the Reserve Bank of India (on 18 January 2011) and no-objection from the Indian income-tax authorities (on 1 February 2011), the Company had, on 24 March 2011, allotted 1,015,516,392, 9.25% Unsecured Redeemable Non-convertible Bonus Debentures (aggregating to ₹ 5,078) in the ratio of 6 debentures of the face value of ₹ 5 each fully paid up for every equity share of ₹ 5 each held as on the record date i.e. 18 March 2011. The interest is payable at the end of 12, 24 and 36 months from the initial date of issuance. The bonus debentures are redeemable at the end of 36 months from the initial date of issuance. These debentures have been listed on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

In terms of the scheme, the Company delivered the aggregate value of the debentures to an on-shore escrow account of a merchant banker appointed by the Board of Directors. The merchant banker received the aforesaid amount in the escrow account for and on behalf of and in trust for the members entitled to receive the debentures as deemed dividend within the meaning of Section 2 (22) of the Income-tax Act, 1961. The merchant banker had also immediately following the receipt of funds in the escrow account, for and on behalf of the members, paid by way of subscription for allotment of the requisite number of debentures issued under the scheme.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: NOTES TO THE ACCOUNTS (CONTINUED)

2.40 : ISSUANCE OF BONUS DEBENTURES (CONTINUED)

During the previous year ended 31 March 2011, in terms of accounting treatment set out in the scheme, the issuance of the aforesaid debentures (with an aggregate face value of ₹ 5,078) and the dividend distribution tax paid thereon (aggregating to ₹ 843) had been reflected by transferring the corresponding amounts from the General Reserve of the Company and the costs associated in relation to the aforesaid scheme (primarily comprising directly attributable transaction costs aggregating to ₹ 51) had been expensed along with a corresponding transfer from the General Reserve account.

Pursuant to the scheme and as per the requirements of the Companies Act, 1956, the Company has also created a Debenture Redemption Reserve aggregating to ₹ 867 and ₹ 19 as at 31 March 2012 and 31 March 2011 respectively.

2.41 : RESEARCH AND DEVELOPMENT FIXED ASSETS (INCLUDED IN NOTE 2.7)

DESCRIPTION	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	AS AT 1 APRIL 2011	ADDITIONS	DELETIONS	AS AT 31 MARCH 2012	AS AT 1 APRIL 2011	FOR THE YEAR	DELETIONS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Land – freehold	70	-	-	70	-	-	-	-	70	70
Buildings	797	17	-	814	142	30	-	172	642	655
Plant and machinery	1,138	113	31	1,220	611	119	10	740	480	527
Electrical equipment	212	12	-	224	109	21	-	130	94	103
Laboratory equipment	1,687	258	32	1,913	934	178	3	1,109	804	753
Furniture and fixtures	166	12	-	178	106	25	-	131	47	120
Office equipment	150	17	10	157	90	35	7	118	39	-
Vehicles	11	-	11	-	11	-	11	-	-	-
Grand Total	4,231	430	84	4,577	2,003	408	31	2,400	2,176	2,228
Previous year	3,608	790	167	3,608	1,811	329	137	2,003	2,228	

2.42 : PROVISION FOR OTHER THAN TEMPORARY DIMINUTION IN THE VALUE OF LONG TERM INVESTMENTS

Investments include an investment of ₹ 16,146 in Lacock Holdings Limited, Cyprus ('Lacock'), a wholly-owned subsidiary of the Company. The Company participates in the German generics business through step-down subsidiaries of Lacock, i.e. Reddy Holdings GmbH and betapharm Arzneimittel GmbH ('betapharm').

There have been significant changes in the German generics market such as decrease in the reference prices of products, increase in discounts offered to State Healthcare Insurance ("SHI") funds, and announcement of a large competitive bidding sale process from several SHI funds in Germany, and more recently in the current year with the reference price cuts and announcement of large sales tender from other key SHI funds.

In view of the above, Management has reassessed the value attributable to its investment in Lacock and based on future cash flows expected from the business (in Lacock), believes that there is a decline, other than temporary, in the value of investment. Accordingly, an amount of ₹ 2,100 has been recorded as provision for diminution in the value of investment during the year ended 31 March 2012.

2.43 : SEGMENT INFORMATION

In accordance with AS-17 "Segment Reporting", segment information has been given in the consolidated financial statements of Dr. Reddy's Laboratories Limited and therefore no separate disclosure on segment information is given in these financial statements.

2.44 : FINANCE LEASE

The Company has acquired vehicles and other assets on finance lease. The future minimum lease payments and their present values as at 31 March 2012 are as follows:

	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	18	6	24
Later than 1 year and not later than 5 years	5	8	13
Total	**23**	**14**	**37**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE ACCOUNTS** (CONTINUED)

2.44 : **FINANCE LEASE** (CONTINUED)

The future minimum lease payments and their present values as at 31 March 2011 are as follows:

	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	4	2	6
Later than 1 year and not later than 5 years	3	5	8
Total	**7**	**7**	**14**

2.45 : **OPERATING LEASE**

The Company has taken vehicles on non-cancellable operating lease. The total future minimum lease payments under this non-cancellable lease are as follows:

	31 MARCH 2012	31 MARCH 2011
Not later than 1 year	58	48
Later than 1 year and not later than 5 years	91	79
Total	**149**	**127**

Lease rentals on the said lease amounting to ₹ 51 (previous year: ₹ 41) has been charged to the statement of profit and loss. Lease rent under cancellable lease amounts to ₹ 157 (previous year: ₹ 99).

2.46 : **VENEZUELA CURRENCY DEVALUATION**

The Company's Venezuela operations are conducted as an extension of the parent company. On 30 December 2010, the Foreign Exchange Administration Commission of Venezuela (commonly referred to as the "CADIVI") enacted a decree (exchange agreement No.14) to unify the official exchange rates at a single rate of 4.3 Venezuela Bolivars ("VEB") per U.S.$ by abolishing the preferential rate of 2.6 VEB per U.S.$ effective from 1 January 2011.

Further, on 13 January 2011, the CADIVI issued another decree to interpret the transitional requirements for the use of the new official exchange rate and described that if the following conditions were to be satisfied, the use of the pre-devaluation rate of 2.6 VEB per U.S.$ would be permissible:

- For fund repatriation – to the extent the CADIVI has issued approvals in the form of approvals of Autorización de Liquidación de Divisas ('ALD') and which have been sent to and received by the Banco Central de Venezuela by 31 December 2010;
- For foreign currency acquisition – to the extent the CADIVI had issued an Authorization of Foreign Currency Acquisition ('AAD') by 31 December 2010 and the approval relates to imports for the health and food sectors or certain other specified purposes.

Based on the authorizations received by the Company, and in light of the above announcements, the Company believes that it is eligible for the usage of the preferential rate of 2.6 VEB per U.S.$ in relation to some of its monetary items denominated in VEB as on 31 March 2011. Accordingly, those monetary items in the Company's Venezuelan operations are translated into the reporting currency at the preferential rate of 2.6 VEB per U.S.$. as at 31 March 2011.

2.47 : **COMPARATIVE FIGURES**

On applicability of revised Schedule VI from current year, the Company has reclassified previous year figures to conform to this year's classification. The adoption of revised Schedule VI does not impact recognition and measurement principles followed for preparation of the financial statements. However, it significantly impacts presentation and disclosures made in the financial statements, particularly presentation of Balance Sheet.

As per our report of even date attached

for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W

Natrajh Ramakrishna
Partner
Membership No.: 032815
Place : Hyderabad
Date : 11 May 2012

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman & CEO
K Satish Reddy Managing Director & COO
Umang Vohra Chief Financial Officer
Sandeep Poddar Company Secretary



IGAAP Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

1. We have audited the attached Consolidated Balance Sheet of Dr. Reddy's Laboratories Limited ("the Company") and its subsidiaries (collectively referred to as the "Dr. Reddy's Group") as at 31 March 2012 and also the Consolidated Statement of Profit and Loss and the Consolidated Cash Flow Statement for the year ended on that date, annexed thereto. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements and other financial information of certain subsidiaries, which have been audited by other auditors whose reports have been furnished to us, and our opinion is based on the report of other auditors. The attached consolidated financial statements include net assets of ₹ 3,992 million as at 31 March 2012, revenues of ₹ 16,111 million and net cash inflows amounting to ₹ 1,231 million in respect of the aforementioned subsidiaries for the year then ended.

4. The consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21-Consolidated Financial Statements, Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27 - Financial Reporting of Interests in Joint Ventures, issued by the Companies (Accounting Standard) Rules, 2006.

5. In our opinion and to the best of our information and according to the explanations given to us, the said consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

   (i) in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of Dr. Reddy's Group as at 31 March 2012;

   (ii) in the case of Consolidated Statement of Profit and Loss, of the profit for the year ended on that date; and

   (iii) in the case of Consolidated Cash Flow Statement, of the consolidated cash flows of Dr. Reddy's Group for the year ended on that date.

for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W

Natrajh Ramakrishna
Partner
Membership No.: 032815

Place: Hyderabad
Date: 11 May 2012

Consolidated Balance Sheet

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	NOTE	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
EQUITY AND LIABILITIES			
Shareholders' funds			
Share capital	2.1	848	846
Reserves and surplus	2.2	49,042	39,473
		49,890	**40,319**
Non current liabilities			
Long term borrowings	2.3	16,419	5,372
Deferred tax liabilities, net		191	999
Other long term liabilities	2.4	495	568
Long term provisions	2.5	333	288
		17,438	**7,227**
Current liabilities			
Short term borrowings	2.3	15,888	18,319
Trade payables	2.6	7,566	6,345
Other current liabilities	2.4	17,492	13,289
Short term provisions	2.5	4,968	4,132
		45,914	**42,085**
Total		113,242	89,631
ASSETS			
Non current assets			
Fixed assets			
Tangible assets	2.7	25,732	23,266
Intangible assets	2.7	8,385	10,589
Capital work-in-progress		7,085	5,752
Non current investments	2.8	9	9
Deferred tax assets, net		1,340	1,224
Long term loans and advances	2.9	701	641
		43,252	**41,481**
Current assets			
Current investments	2.10	2,070	-
Inventories	2.11	19,433	15,992
Trade receivables	2.12	25,368	17,611
Cash and bank balances	2.13	16,061	5,751
Short term loans and advances	2.14	6,629	8,284
Other current assets	2.15	429	512
		69,990	**48,150**
Total		113,242	89,631
Significant accounting policies	1		
Notes to accounts	2		

The accompanying notes are an integral part of financial statements

As per our report of even date attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
Natrajh Ramakrishna
Partner
Membership No.: 032815
Place : Hyderabad
Date : 11 May 2012

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy	Chairman
G V Prasad	Vice Chairman & CEO
K Satish Reddy	Managing Director & COO
Umang Vohra	Chief Financial Officer
Sandeep Poddar	Company Secretary

Consolidated Statement of Profit and Loss

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	NOTE	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
INCOME			
Sales, gross		94,734	72,724
Less: Excise duty		(405)	(356)
Sales, net		**94,329**	**72,368**
Service income		2,336	1,741
License fees		421	124
Other operating revenue	2.16	1,059	736
Revenue from operations		**98,145**	**74,969**
Other income	2.17	1,323	523
Total revenue		**99,468**	**75,492**
EXPENSES			
Cost of material consumed (including packing material consumed)		19,493	14,745
Purchase of stock-in-trade (traded goods)		7,182	7,194
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.18	(1,526)	(1,645)
Conversion charges		2,278	962
Excise duty		534	617
Employee benefits expense	2.19	15,912	13,048
Finance costs	2.20	1,056	246
Depreciation and amortization expense	2.7	5,181	3,981
Research and development		5,952	5,077
Other expenses	2.21	24,009	19,439
Total expenses		**80,071**	**63,664**
Profit before exceptional and extraordinary items and tax		**19,397**	**11,828**
Exceptional items			
- Impairment of goodwill		46	-
- Impairment of intangibles		1,307	-
Profit before extraordinary items and tax		**18,044**	**11,828**
Extraordinary items		-	-
Profit before tax		**18,044**	**11,828**
Tax expense	2.22		
Current tax		5,248	2,106
Deferred tax (credit)		(213)	(267)
Profit for the year		**13,009**	**9,989**
Earnings per share			
Basic - Par value ₹ 5/- per share		76.76	59.06
Diluted - Par value ₹ 5/- per share		76.37	58.72
Number of shares used in computing earnings per share			
Basic - Par value ₹ 5/- per share		169,470,729	169,128,649
Diluted - Par value ₹ 5/- per share		170,331,942	170,122,043
Significant accounting policies	1		
Notes to accounts	2		

The accompanying notes are an integral part of financial statements

As per our report of even date attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
Natrajh Ramakrishna
Partner
Membership No.: 032815
Place : Hyderabad
Date : 11 May 2012

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman & CEO
K Satish Reddy Managing Director & COO
Umang Vohra Chief Financial Officer
Sandeep Poddar Company Secretary

Consolidated Cash Flow Statement

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	18,044	11,828
Adjustments:		
Depreciation and amortization expense	5,181	3,981
Provision for wealth tax	3	1
Profit on sale of current investments, net	(158)	(10)
Dividend from mutual fund units	(2)	(58)
Unrealized foreign exchange (gain) / loss, net	663	(992)
Impairment of goodwill and intangibles	1,353	-
Amortization of deferred stock based compensation expense, net	403	268
Allowance for sales returns	1,335	730
Interest income	(377)	(105)
Finance costs	1,056	246
Cost of issuance of bonus debentures	-	51
(Profit) / loss on sale of fixed assets, net	9	(251)
Inventory write-downs	1,473	1,237
Provision for doubtful debts, net	168	159
Provision for doubtful advances, net	467	44
Operating cash flows before working capital changes	**29,618**	**17,129**
Increase in trade receivables	(6,951)	(4,675)
Increase in inventories	(4,497)	(3,535)
Increase in trade payables	980	1,188
Increase in other assets and liabilities, net	1,530	435
Cash generated from operations	**20,680**	**10,542**
Income taxes paid, net	(4,554)	(2,988)
Net cash provided by operating activities	**16,126**	**7,554**
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase of fixed assets	(8,814)	(11,539)
Proceeds from sale of fixed assets	186	348
Purchase of investments	(13,690)	(8,963)
Proceeds from sale of investments	11,780	12,602
Interest received	332	127
Cash paid for acquisition, net of cash acquired	-	(1,038)
Acquisition of minority interest	-	(525)
Net cash (used in) investing activities	**(10,206)**	**(8,988)**
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issuance of share capital	6	29
Proceeds / (repayment) from long term borrowings, net	10,737	(3,560)
Proceeds / (repayment) from short term borrowings, net	(3,525)	12,475
Interest paid	(1,111)	(307)
Cost of issuance of bonus debentures	-	(51)
Dividend paid	(2,216)	(8,141)
Net cash from / (used in) financing activities	**3,891**	**445**
NET INCREASE / (DECREASE) IN CASH AND BANK BALANCES	9,811	(989)
Cash and bank balances at the beginning of the year (refer note 2.13)	5,751	6,600
Effect of exchange gain on cash and bank balances	499	140
Cash and bank balances at the end of the year (refer note 2.13)	**16,061**	**5,751**

As per our report of even date attached

for **B S R & Co.**

Chartered Accountants

Firm Registration No.: 101248W

Natrajh Ramakrishna

Partner

Membership No.: 032815

Place : Hyderabad

Date : 11 May 2012

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy Chairman

G V Prasad Vice Chairman & CEO

K Satish Reddy Managing Director & COO

Umang Vohra Chief Financial Officer

Sandeep Poddar Company Secretary

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation of consolidated financial statements

The consolidated financial statements have been prepared and presented in accordance with the Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accrual basis. GAAP comprises mandatory accounting standards notified by the Central Government of India under Section 211 (3C) of the Companies Act, 1956, the provisions of Companies Act, 1956 and guidelines issued by Securities and Exchange Board of India.

b) Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the consolidated financial statements and reported amounts of revenues and expenses for the year. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Principles of consolidation

The consolidated financial statements include the financial statements of Dr. Reddy's Laboratories Limited ("DRL or the Company"), the parent company and all of its subsidiaries (collectively referred to as "the Group" or "Dr. Reddy's Group"), in which the Company has more than one-half of the voting power of an enterprise or where the Company controls the composition of the board of directors. In accordance with AS 27 – "Financial Reporting of Interests in Joint Ventures", issued under Companies (Accounting Standards) Rules, 2006, the Group has accounted for its proportionate share of interest in a joint venture by the proportionate consolidation method. The joint venture arrangement has been more fully described in Note 2.27 below.

The consolidated financial statements have been prepared on the following basis:

- The financial statements of the parent company and the subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances / transactions and resulting unrealised profits in full. Unrealised losses resulting from intra-group transactions have also been eliminated except to the extent that recoverable value of related assets is lower than their cost to the group. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the parent company and its share in the post-acquisition increase in the relevant reserves of the subsidiaries.
- The Group accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financial policies of the investee. Inter company profits and losses have been proportionately eliminated until realised by the investor or investee.
- Pursuant to the adoption of AS 27 "Financial Reporting of Interest in Joint Ventures", the Group does not consolidate entities where, regardless of the share of capital contributions, the minority shareholders have significant participating rights jointly with the Group, that provide for effective involvement in significant financial and operating decisions in the ordinary course of business.
- The proportionate share of Group's interest in Joint Ventures is combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group transactions and resulting unrealised profits, to the extent it pertains to the Group.
- The excess / deficit of cost to the parent company of its investment in the subsidiaries, joint ventures and associates over its portion of equity at the respective dates on which investment in such entities were made is recognised in the financial statements as goodwill / capital reserve. The parent company's portion of equity in such entities is determined on the basis of the book values of assets and liabilities as per the financial statements of such entities as on the date of investment and if not available, the financial statements for the immediately preceding period adjusted for the effects of significant transactions, up to the date of investment. Goodwill / capital reserve arising on the acquisition of an associate by the parent company is included in the carrying amount of investment in the associate but is disclosed separately.
- The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the parent company for its separate financial statements.
- The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

d) Fixed assets and depreciation

Fixed assets are carried at the cost of acquisition or construction, less accumulated depreciation. The cost of fixed assets includes non-refundable taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised.

Depreciation on fixed assets is provided using the straight-line method at the rates specified in schedule XIV to the Companies' Act, 1956 or based on the useful lives of the assets as estimated by Management, whichever is higher. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed off. Individual assets costing less than ₹ 5,000/- are depreciated in full in the year of acquisition.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

The Management's estimates of the useful lives for various categories of fixed assets are given below:

	YEARS
Buildings	
Factory and administrative buildings	20 to 50
Ancillary structures	3 to 15
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	4 to 10
Furniture, fixtures and office equipment (other than computer equipment)	3 to 5
Computer equipment	3
Vehicles	3 to 5

Assets acquired on finance leases are depreciated over the period of the lease agreement or the useful life, whichever is shorter.

e) Intangible assets and amortization

Intangible assets are recorded at the consideration paid for acquisition. Intangible assets are amortised over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. The management's estimates of the useful lives for various categories of intangible assets are as follows:

	YEARS
Goodwill	5 to 20
Patents, trademarks, etc. (including marketing/distribution rights)	3 to 16
Customer related intangibles	2 to 11
Technology related intangibles	3 to 13
No-competition arrangements	1.5 to 10

f) Investments

Non-current investments, other than investments in associates, are stated at cost. A provision for diminution is made to recognise a decline, other than temporary, in the value of long-term investments. Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

Investments in associates, accounted under the equity method of accounting, are initially recorded at cost, identifying any goodwill / capital reserve at the time of acquisition. The carrying amount of such investments is adjusted thereafter for the post acquisition change in the Group's share of net assets of the investee unless there is an agreement to the contrary. The carrying amount of investment in an associate is reduced to recognise a decline, other than temporary, in the value of the investment, such reduction being determined and made for each investment individually.

g) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost of inventories comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Effective as of 1 April 2011, the Group has changed its policy on valuation of inventory from the first-in first-out method to the weighted average cost method. Under the prior policy, the cost of all categories of inventories, except stores and spares, had been based on the first-in first-out method. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process, had been valued at cost based on a weighted average method. Effective as of 1 April 2011, the cost of all categories of inventory is based on a weighted average cost method. Using the weighted average method will produce more accurate, reasonable and relevant information on the amounts of inventory reported in the balance sheet and, in turn, more accurate material consumption reported in the statement of profit and loss. The effect of this change in the methodology of valuation of inventory is immaterial and, accordingly, no further disclosures have been made in these consolidated financial statements.

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

h) Research and development

Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in the statement of profit and loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if:

- development costs can be measured reliably,
- the product or process is technically and commercially feasible,
- future economic benefits are probable and ascertainable, and
- the Group intends to and has sufficient resources to complete development and has the ability to use or sell the asset.

Expenditure incurred on fixed assets used for research and development is capitalised and depreciated in accordance with the depreciation policy of the Group.

i) Employee benefits

Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to recognized provident funds and approved superannuation schemes which are defined contribution plans are recognized as an employee benefit expense in the statement of profit and loss as and when the services are received from the employees.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group's net obligation in respect of an approved gratuity plan, which is a defined benefit plan, and certain other defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Group's obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

Contributions payable to an approved gratuity fund determined by an independent actuary at the balance sheet date are charged to the statement of profit and loss. All actuarial gains and losses arising during the year are recognized in the statement of profit and loss.

Provision for compensated absences is made on the basis of actuarial valuation at the balance sheet date.

Employee stock option schemes

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

j) Foreign currency transactions, balances and translation of financial statements of foreign subsidiaries and joint venture

Foreign currency transactions

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the statement of profit and loss.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date are translated at year-end rates. The resultant exchange differences are recognised in the statement of profit and loss. Non-monetary assets and liabilities are not translated.

Exchange differences arising on a monetary item that, in substance, forms part of an enterprise's net investment in a non-integral foreign operation are accumulated in a foreign currency translation reserve in the enterprise's financial statements. Such exchange differences are recognized in the statement of profit and loss in the event of disposal of the net investment.

Foreign operations

The financial statements of the foreign integral subsidiaries, representative offices and branches collectively referred to as the 'foreign integral operations' are translated into Indian rupees as follows:

- Items of income and expenditure are translated at the respective monthly average rates;
- Monetary items are translated using the closing rate;

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

- Non-monetary items are translated using the monthly average rate which is expected to approximate the actual rate on the date of transaction; and
- The net exchange difference resulting from the translation of items in the financial statements of foreign integral operations is recognised as income or as expense for the year.

The following consolidated foreign subsidiaries and joint venture have been identified as non-integral operations in accordance with the requirements of AS –11(Revised 2003):

- Reddy US Therapeutics Inc;
- Dr. Reddy's Laboratories (EU) Limited;
- Dr. Reddy's SRL (formerly Jet Generici SRL);
- Aurigene Discovery Technologies Inc;
- Industrias Quimicas Falcon de Mexico S.A.de.C.V.;
- Reddy Holding GmbH;
- betapharm Arzneimittel GmbH;
- beta institut fur sozialmedizinische Forschung und Entwicklung GmbH;
- beta Healthcare Solutions GmbH;
- Lacock Holdings Limited;
- Reddy Pharma Iberia SA;
- Reddy Pharma Italia SpA;
- Kunshan Rotam Reddy Pharmaceutical Company Limited;
- Chirotech Technology Limited;
- Dr. Reddy's Laboratories Louisiana LLC;
- Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC);
- Dr. Reddy's Laboratories Tennessee, LLC; and
- Dr. Reddy's Laboratories New York, Inc.

In accordance with AS – 11 (Revised 2003) "The Effect of Changes in Foreign Exchange rates", the financial statements of such non-integral foreign operations are translated into Indian rupees as follows:

- All assets and liabilities, both monetary and non-monetary, are translated using the closing rate;
- Income and expense items are translated at the respective monthly average rates.
- The resulting net exchange difference is credited or debited to a foreign currency translation reserve.

k) Derivative instruments and hedge accounting

The Group uses foreign exchange forward contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates and does not use them for trading or speculative purposes.

The premium or discount on foreign exchange forward contracts is amortized as income or expense over the life of the contract. The exchange difference is calculated and recorded in accordance with AS - 11 (revised). The exchange difference on such a forward exchange contract is calculated as the difference of the foreign currency amount of the contract translated at the exchange rate at the reporting date, or the settlement date where the transaction is settled during the reporting period and the corresponding foreign currency amount translated at the later of the date of inception of the forward exchange contract and the last reporting date. Such exchange differences are recognized in the statement of profit and loss in the reporting period in which the exchange rates change. The changes in the fair value of foreign currency option contracts are recognised in the statement of profit and loss as they arise. Fair value of such option contracts is determined based on the appropriate valuation techniques considering the terms of the contract.

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS–30 "Financial Instruments: Recognition and Measurement", the Group has adopted the Standard to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cashflow hedges

The Group classifies its option and forward contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as a part of reserves and surplus within the Group's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss. Fair value of foreign currency option contracts is determined based on the appropriate valuation techniques considering the terms of the contract.

The Group also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain / loss on such non-derivative financial liabilities is recorded as a part of reserves and surplus within the Group's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

If the hedging instrument no longer meets the criteria for hedge accounting, gets expired or is sold, terminated or exercised before the occurrence of the forecasted transaction, the hedge accounting on such transaction is discontinued prospectively. The cumulative gain or loss previously recognized in hedging reserve continues to remain there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the balance in hedging reserve is recognized immediately in the statement of profit and loss.

Fair value hedges

The Group uses derivative financial instruments to hedge its exposure to changes in the fair value of firm commitment contracts and measures them at fair value. Any amount representing changes in the fair value of such derivative financial instruments is recorded in the statement of profit and loss. The corresponding gain / loss representing the changes in the fair value of the hedged item attributable to hedged risk is also recognized in the statement of profit and loss.

l) Revenue recognition

Sale of goods

Revenue from sale of goods is recognised when significant risks and rewards in respect of ownership of products are transferred to customers. Revenue from domestic sales of generic products is recognized upon delivery of products to stockists by clearing and forwarding agents of the Group. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers, from the factories of the Group. Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which is based upon the terms of the applicable contract.

Revenue from product sales is stated exclusive of returns, sales tax and applicable trade discounts and allowances.

Accrual for chargeback, rebates, discounts and medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Group. Accrual for such chargeback is accrued and estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers / other customers and estimated inventory holding by the wholesaler. Such provisions are presented as a reduction of trade receivable.

The Group from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Group sells its products to the business partners at a price agreed upon in the arrangement and is also entitled to a profit share which is over and above the agreed price. The profit share is typically dependent on the business partner's ultimate net sale proceeds or net profit, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the agreed price is recognized on these transactions upon delivery of products to the business partners. The additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales made by business partners only when the collectability of the profit share becomes probable and a reliable measure of the profit share is available. In arriving at this conclusion and in measuring the amount of profit share revenue to be recognized for such period, the Group uses all available information and evidences relating to the amounts owed to the Group under these arrangements, such as confirmations provided by business partners, including those made available on or before the date of approval of financial statements.

Returns primarily relate to expired products, which the customer has the right to return for a period of 12 months following the expiration date. Such returned products are destroyed and credit notes are issued to the customer for the products returned. The Group accounts for sales returns accrual by recording an allowance for sales returns concurrent with the recognition of revenue at the time of a product sale. This allowance is based on the Group's estimate of expected sales returns. The Group deals in various products and operates in various markets. Accordingly, estimate of sales returns is determined primarily by the Group's historical

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

experience in the markets in which the Group operates. With respect to established products, the Group considers its historical experience of sales returns, levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Group's business and markets. With respect to new products introduced by the Group, such products have historically been either extensions of an existing line of product where the Group has historical experience or in therapeutic categories where established products exist and are sold either by the Group or the Group's competitors.

Service Income

Revenue from services rendered, which primarily relate to contract research, is recognized in the statement of profit and loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

License fee

The Group enters into certain dossier sales, licensing and supply arrangements with certain third parties. These arrangements include certain performance obligations by the Group. Revenue from such arrangements is recognized in the period in which the Group completes all its performance obligations.

Dividend and interest income

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

Export entitlements

Export entitlements are recognised as reduction from material consumption when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

m) Income tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the entities in the Group.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets.

Deferred tax assets are reviewed at each balance sheet date and written-down or written-up to reflect the amount that is reasonably or virtually certain (as the case may be) to be realised.

The break-up of the major components of the deferred tax assets and liabilities as at the balance sheet date have been arrived at after setting off deferred tax assets and liabilities where the Group has a legally enforceable right to set-off assets against liabilities, and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

n) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

o) Impairment of assets

The Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the statement of profit and loss. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciated historical cost.

p) Provisions and contingent liabilities

The Group creates a provision when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

q) Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants received in relation to assets are presented as a reduction to the carrying amount of the related asset. Grants related to revenue are deducted in reporting the related expense.

r) Leases

The lease arrangement is classified as either a finance lease or an operating lease, at the inception of the lease, based on the substance of the lease arrangement.

Finance leases

A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases

Other leases are operating leases, and the leased assets are not recognized on the Group's statements of financial position. Payments made under operating leases are recognized in the statement of profit and loss on a straight-line basis over the term of the lease.

NOTE 2: NOTES TO ACCOUNTS

2.1 : SHARE CAPITAL

		AS AT 31 MARCH 2012		AS AT 31 MARCH 2011
Authorised				
240,000,000 (previous year: 240,000,000) equity shares of ₹ 5/- each		1,200		1,200
Issued				
169,560,546 (previous year: 169,252,932) equity shares of ₹ 5/- each fully paid-up		848		846
Subscribed and paid-up				
169,560,346 (previous year: 169,252,732) equity shares of ₹ 5/- each fully paid-up	848		846	
Add: Forfeited share capital (e)	-	848	-	846
		848		846

(a) **Reconciliation of the equity shares outstanding is set out below:**

PARTICULARS	AS AT 31 MARCH 2012		AS AT 31 MARCH 2011	
	NO. OF EQUITY SHARES	AMOUNT	NO. OF EQUITY SHARES	AMOUNT
Number of shares outstanding at the beginning of the year	169,252,732	846	168,845,385	844
Share issued during the year	307,614	2	407,347	2
Number of shares outstanding at the end of the year	**169,560,346**	**848**	**169,252,732**	**846**

(b) **Terms/rights attached to equity shares**

The company has only one class of equity shares having a par value of ₹ 5/- per share. Each holder of equity shares is entitled to one vote per share. The company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting. During the year ended 31 March 2012, the amount of per share dividend recognized as distributions to equity shareholders is ₹ 13.75/- (31 March 2011: ₹ 11.25/-).

(c) **Details of shareholders holding more than 5% shares in the company**

PARTICULARS	AS AT 31 MARCH 2012		AS AT 31 MARCH 2011	
	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD
Dr. Reddy's Holdings Limited	39,729,284	23.43	39,128,328	23.12
Life Insurance Corporation of India and its associates	11,439,458	6.75	13,579,378	8.02

(d) 654,156 (previous year : 718,161) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002" and 117,899 (previous year : 124,559) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan 2007".

(e) Represents 200 (previous year: 200) equity shares of ₹ 5/- each, amount paid-up ₹ 500/- (rounded off in millions in the note above) forfeited due to non-payment of allotment money.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO ACCOUNTS** (CONTINUED)

2.2 : **RESERVES AND SURPLUS**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Capital reserve		
Balance at the beginning of the year	274	274
Additions / (deductions) during the year	-	-
	274	**274**
Securities premium account		
Balance at the beginning of the year	18,279	18,038
Add : Received during the year on exercise of employee stock options	253	241
	18,532	**18,279**
Employee stock options outstanding		
Balance at the beginning of the year	716	573
Add : Options granted during the year	508	424
Less : Options forfeited during the year	(85)	(67)
Less : Options excercised during the year	(249)	(214)
Balance at the end of the year (A)	**890**	**716**
Deferred stock compensation cost		
Balance at the beginning of the year	311	223
Add : Options granted during the year	508	424
Less : Amortization during the year, net of forfeiture	(403)	(268)
Less : Options forfeited during the year	(77)	(68)
Balance at the end of the year (B)	**339**	**311**
(A - B)	**551**	**405**
General reserve		
Balance at the beginning of the year	8,979	14,058
Add : Transferred from surplus	945	893
Less : Transferred to surplus	-	5,972
	9,924	**8,979**
Foreign currency translation reserve		
Balance at the beginning of the year	2,898	2,535
Movement during the year	775	363
	3,673	**2,898**
Hedging reserve		
Balance at the beginning of the year	546	508
Movement during the year	(1,902)	38
	(1,356)	**546**
Debenture redemption reserve		
Balance at the beginning of the year	19	-
Add : Transferred from surplus	848	19
	867	**19**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO ACCOUNTS** (CONTINUED)

2.2 : **RESERVES AND SURPLUS** (CONTINUED)

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Surplus		
Balance at the beginning of the year	8,073	1,162
Add: Transfer from general reserve (refer note 2.41)	-	5,972
	8,073	**7,134**
Add: Current year profit	13,009	9,989
Amount available for appropriations	**21,082**	**17,123**
Less: Appropriations:		
Proposed dividend on equity shares	2,331	1,904
Tax on proposed dividend	378	309
Dividend of previous years	3	4
Debenture redemption reserve	848	19
Bonus debentures as per court approved scheme (refer note 2.41)	-	5,078
Dividend distribution tax on distribution (refer note 2.41)	-	843
Transferred to general reserve	945	893
Balance carried forward	**16,577**	**8,073**
	49,042	39,473

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO ACCOUNTS** (CONTINUED)

2.3 : **BORROWINGS**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
A) Long term borrowings		
Secured		
Long term maturities of finance lease obligations (a)	261	244
Unsecured		
Debentures		
9.25% Redeemable Non-convertible Debentures of ₹ 5/- each (b)	5,078	5,078
Deferred payment liabilities		
Sales tax deferment loan from the Government of Andhra Pradesh (interest free) (c)	47	50
Long term loans from banks (d)	11,033	-
	16,419	5,372

(a) Finance lease obligations represent present value of minimum lease rental payable for the building, vehicles and other assets taken by the Company and its subsidiary companies.

(b) Bonus debentures are redeemable at the end of 36 months from the initial date of issuance (24 March 2011). The interest is payable at the end of 12, 24 and 36 months from the initial date of issuance (refer note 2.41).

(c) Sales tax deferment loan is repayable in 10 instalments, with the last instalment due on 31 March 2019.

(d) Long term loan taken by subsidiary from Citibank carrying interest rate of LIBOR plus 145 bps and is repayable in eight equal quarterly instalments starting from December 2014 and ending in September 2016.

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
B) Short term borrowings		
Secured		
Loan from banks (a)	47	39
Unsecured		
Bank overdraft (b)	-	69
Packing credit loans (c)	10,204	9,242
Other short term loans (d)	5,637	8,969
	15,888	18,319

(a) Loan from Kunshan Rural Commercial Bank taken by Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), a consolidated joint venture carries an average interest rate of 7.21% per annum (previous year: 5.045% – 5.757% per annum) and is secured by Reddy Kunshan's land and building. Previous year loan taken from State Bank of India carries an interest rate of 3.793% per annum, secured by Reddy Kunshan's plant and machinery, was repaid during the year.

(b) Bank overdraft is Nil for current year. Bank overdraft in the previous year was on current accounts with various banks carrying interest rates of 10.50% to 12.00% per annum.

(c) Packing Credit loans for the current year comprised of Foreign Currency Packing Credit loans carrying interest rates of LIBOR plus 100 – 150 bps or fixed rate of 2.21% – 3.06% per annum and are repayable within 1 to 6 months from the date of drawdown. Packing Credit loans for the previous year comprised of Foreign Currency Packing Credit loans carrying interest rates of LIBOR plus 52 – 80 bps or fixed rate of interest of 1.120% – 2.085% per annum and are repayable within 1 to 6 months from the date of drawdown. Further, previous year loans included a Rupee packing credit loan taken from State Bank of India carrying interest rate of 8.75% per annum with a term of 6 months.

(d) Short term loan represents borrowings by subsidiaries of EUR 45 Mn from Royal Bank of Scotland carrying interest rate of LIBOR plus 100 bps and USD 50 Mn from JP Morgan carrying interest rate of LIBOR plus 125 bps per annum. Previous year loans included borrowings by subsidiaries from Citibank carrying interest rates of 1.95% – 8% per annum, from Bank of America carrying interest rate of 1.61% – 1.79% per annum and from Royal Bank of Scotland carrying interest rate of 5.38% per annum, which were repaid during the current year.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO ACCOUNTS** (CONTINUED)

2.4 : **OTHER LIABILITIES**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
A) Other long term liabilities		
Deferred revenue income	343	341
Other liabilities	152	227
	495	568
B) Other current liabilities		
Current maturities of long term borrowings		
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	2	3
Current maturities of finance lease obligations	30	13
Due to capital creditors	1,295	1,256
Interest accrued but not due on term loans	63	11
Unclaimed dividends and debenture interest *	30	20
Provision for expenses	6,012	7,478
Salary and bonus payable	1,443	905
Derivative financial instrument liability	1,821	-
Due to statutory authorities	258	158
Other current liabilities	6,538	3,445
	17,492	13,289

* Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.

(a) Finance lease obligations represent present value of minimum lease rentals payable before 31 March 2013 for assets leased by the Group.

(b) The figures reflected for Sales tax deferment loan are for instalments payable before 31 March 2013.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO ACCOUNTS** (CONTINUED)

2.5: **PROVISIONS**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
A) Long term provisions		
Provision for employee benefits		
Long service award benefit plan	66	60
Pension, seniority and severence indemnity plans	114	89
Compensated absences	153	139
	333	288
B) Short term provisions		
Provision for employee benefits		
Gratuity	50	119
Long service award benefit plan	10	9
Pension, seniority and severence indemnity plans	6	6
Compensated absences	107	46
Other provisions		
Taxation, net of advance taxes	745	759
Allowance for sales returns	1,341	980
Proposed dividend	2,331	1,904
Tax on proposed dividend	378	309
	4,968	4,132

2.6 : **TRADE PAYABLES**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Trade Payables		
Due to micro, small and medium enterprises	1	230
Others	7,565	6,115
	7,566	6,345

(a) The principal amount paid and that remaining unpaid as at 31 March 2012 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA) are ₹ 3,405 (previous year: ₹ 2,215) and ₹ 1 (previous year: ₹ 218) respectively. The interest amount computed based on the provisions under Section 16 of the MSMDA ₹ 0.03 (previous year: ₹ 12) is remaining unpaid as of 31 March 2012. The interest that remained unpaid as at 31 March 2011 was paid to the extent of ₹ 12 during the current year.

(b) The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (previous year: ₹ Nil).

(c) The list of undertakings covered under MSMDA was determined by the Company on the basis of information available with the Company and has been relied upon by the auditors.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: NOTES TO ACCOUNTS (CONTINUED)

2.7 : FIXED ASSETS

DESCRIPTION	GROSS BLOCK					DEPRECIATION / AMORTIZATION / IMPAIRMENT						NET BLOCK	
	AS AT 1 APRIL 2011	ADDITIONS	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS (C)	AS AT 31 MARCH 2012	AS AT 1 APRIL 2011	DEPRECIATION / AMORTIZATION FOR THE YEAR	IMPAIRMENT (D)	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS (C)	AS AT 31 MARCH 2012	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Tangible assets													
Land – freehold (a)	3,556	-	-	36	3,592	-	-	-	-	-	-	3,592	3,556
Land – leasehold	163	10	-	6	179	9	1	-	-	1	11	168	154
Buildings												-	
Owned	7,533	1,202	5	163	8,893	1,336	375	-	2	25	1,734	7,159	6,197
Assets taken under finance lease	262	-	-	19	281	49	10	-	-	4	63	218	213
Plant and machinery (b)	17,123	3,781	171	261	20,994	8,021	2,570	-	120	94	10,565	10,429	9,102
Electrical equipment	2,215	35	4	5	2,251	992	18	-	1	1	1,010	1,241	1,223
Laboratory equipment	3,948	106	2	9	4,061	2,227	76	-	-	4	2,307	1,754	1,721
Furniture, fixtures and office equipment	2,481	539	125	29	2,924	1,654	419	-	110	16	1,979	945	827
Vehicles													
Owned	538	72	88	2	524	275	112	-	75	1	313	211	263
Assets taken under finance lease	40	20	-	-	60	30	15	-	-	-	45	15	10
Total Tangible Assets (A)	**37,859**	**5,765**	**395**	**530**	**43,759**	**14,593**	**3,596**	**-**	**308**	**146**	**18,027**	**25,732**	**23,266**
Intangible assets													
Customer contracts	600	11	-	63	674	534	59	-	-	48	641	33	66
Goodwill	28,319	-	11	1,644	29,952	22,260	767	46	5	1,421	24,489	5,463	6,059
Patents, trademarks, etc. (including marketing/ distribution rights)	12,272	137	129	940	13,220	7,832	649	1,307	27	570	10,331	2,889	4,440
Technology related intangibles	473	30	-	87	590	449	110	-	-	31	590	-	24
No-competition arrangements	228	-	-	-	228	228	-	-	-	-	228	-	-
Total Intangible Assets (B)	**41,892**	**178**	**140**	**2,734**	**44,664**	**31,303**	**1,585**	**1,353**	**32**	**2,070**	**36,279**	**8,385**	**10,589**
Total (A+B)	79,751	5,943	535	3,264	88,423	45,896	5,181	1,353	340	2,216	54,306	34,117	33,855
Previous year	64,468	14,155	471	1,599	79,751	40,946	3,981		374	1,343	45,896	33,855	

(a) In pursuance of an allotment letter ("the letter") dated 16 October 2001, received from Karnataka Industrial Area Development Board ("KIADB"), Aurigene Discovery Technologies Limited, a consolidated subsidiary, acquired land located at Electronics city, Bangalore, on a lease-cum-sale basis. In terms of the letter, the lease shall be converted into a sale at the end of six years from the date of allotment subject to fulfillment of the terms and conditions of the allotment. Pending fulfillment of the terms and conditions of the allotment, the amount incurred on the land acquisition aggregating to ₹ 50 (previous year: ₹ 50) has been accounted for as leasehold land.

(b) The Group owns a treated effluent discharge pipeline with a cost of ₹ 9 (previous year: ₹ 9) and net book value of ₹ Nil (previous year: ₹ Nil) in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.

(c) Foreign exchange adjustments represents exchange differences resulting from translation of fixed assets relating to non-integral foreign operations.

(d) The details of impairment losses have been set out in the Note 2.38.

NOTE 2: **NOTES TO ACCOUNTS** (CONTINUED)

2.8 : **NON CURRENT INVESTMENTS**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
I. QUOTED INVESTMENTS		
Other		
(a) Equity shares (fully paid-up)		
12,000 (previous year: 12,000) equity shares of ₹ 10/- each of State Bank of India (a)	3	3
TOTAL QUOTED LONG TERM INVESTMENTS (I)	3	3
II. UNQUOTED INVESTMENTS		
Trade		
In associates		
Nil (previous year : 9,999) ordinary shares of Macred India Private Limited, India (b)	-	-
In other companies		
Ordinary shares of Roubles 1,000 each of Biomed Russia Limited, Russia (c)	66	66
200,000 (previous year: 200,000) ordinary shares of ₹ 10/- each of Altek Engineering Limited, India	2	2
8,859 (previous year: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
24,000 (previous year: 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India	2	2
20,250 (previous year: 20,000) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India (d)	-	-
TOTAL UNQUOTED LONG TERM INVESTMENTS (II)	71	71
Total Non current investments (I+II)	74	74
Less: Provision for decline, other than temporary, in the value of long term investments	(65)	(65)
TOTAL NON CURRENT INVESTMENTS, NET	9	9
Aggregate cost of quoted investments	3	3
Aggregate cost of unquoted investments	71	71
Market value of quoted investments	25	33

(a) In respect of shares of State Bank of India, the share certificates were misplaced during transfer/lost in transit. The Company has initiated necessary legal action at the appropriate courts.

(b) Represents Nil (previous year: 9,999) ordinary shares of Macred India Private Limited, India amounting to ₹ Nil (previous year: ₹ 100 thousands) (rounded off in millions in the note above). During the previous year ended 31 March 2011, the Company had sold 80% of its stake in Macred India Private Limited and accordingly was classified as an associate. Further, during the current year ended 31 March 2012, the Company has sold the balance 20% stake in Macred India Private Limited.

(c) Shares held in Biomed Russia Limited, Russia are not denominated in number of shares as per the laws of the country.

(d) Represents 20,250 (previous year: 20,000) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India amounting to ₹ 202 thousands (previous year: ₹ 200 thousands) (rounded off in millions in the note above).

2.9 : **LONG TERM LOANS AND ADVANCES**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
(Unsecured)		
Considered good		
Capital advances for purchase of fixed assets	218	293
Security Deposits	483	348
	701	641

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO ACCOUNTS** (CONTINUED)

2.10 : **CURRENT INVESTMENTS**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Current Investments at cost or fair value whichever is less		
Quoted investments		
In Mutual Fund		
910,106.56 (previous year: Nil) units of BSL Cash Manager Institutional Plan	155	-
347,674.86 (previous year: Nil) units of UTI Market Fund	415	-
30,289,629.44 (previous year: Nil) units of IDFC Money Manager Fund	500	-
19,212,000.58 (previous year: Nil) units of Reliance Liquid Fund	500	-
22,536,633.30 (previous year: Nil) units of Reliance Medium Term Fund	500	-
Total quoted current investments	2,070	-
Market value of quoted investments	2,080	-

2.11 : **INVENTORIES**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
(Valued on weighted average basis)		
Raw materials	7,265	5,285
Goods-in-transit	94	82
Less: Provision for obsolete and slow moving	(759)	(486)
Net	**6,600**	**4,881**
Work-in-progress	5,630	4,572
Less: Provision for obsolete and slow moving	(644)	(481)
Net	**4,986**	**4,091**
Finished goods	3,808	3,765
Less: Provision for obsolete and slow moving	(1,612)	(1,199)
Net	**2,196**	**2,566**
Stock-in-trade (in respect of goods acquired for trading)	4,463	3,421
Less: Provision for obsolete and slow moving	(119)	(77)
Net	**4,344**	**3,344**
Stores and spares	575	392
Less: Provision for obsolete and slow moving	(14)	(11)
Net	**561**	**381**
Packing materials	903	810
Less: Provision for obsolete and slow moving	(157)	(81)
Net	**746**	**729**
	19,433	15,992

2.12 : **TRADE RECEIVABLES**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
(Unsecured)		
Debts outstanding for a period exceeding six months		
Considered good	704	641
Considered doubtful	537	494
Other debts		
Considered good	24,664	16,970
	25,905	18,105
Less: Provision for doubtful debts	(537)	(494)
	25,368	17,611

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: NOTES TO ACCOUNTS (CONTINUED)

2.13 : CASH AND BANK BALANCES

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Cash on hand	5	6
Bank balances		
In current accounts	4,607	5,150
In EEFC accounts	110	25
In term deposit accounts	2,640	549
Cash and cash equivalents (A)	**7,362**	**5,730**
In unclaimed dividend accounts	23	20
In unclaimed fractional share pay order accounts	1	1
In unclaimed debenture interest account	7	-
In term deposit accounts	8,668	-
Other bank balances (B)	**8,699**	**21**
TOTAL CASH AND BANK BALANCES (A+B)	16,061	5,751

(a) Term Deposits in other bank balances include ₹ 43 (previous year: ₹ 0.3) representing margin money for letters of credit and bank guarantees.

2.14 : SHORT TERM LOANS AND ADVANCES

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
(Unsecured)		
Considered good		
Advances to material suppliers	672	481
Staff loans and advances	42	44
Advance tax, net of provision for income taxes	741	95
MAT credit entitlement	-	831
Balances with statutory / government authorities	4,142	3,120
Prepaid expenses	513	652
Other Advances	519	3,061
Considered doubtful		
Other advances recoverable in cash or in kind or for value to be received	102	47
	6,731	8,331
Less: Provision for doubtful loans and advances	(102)	(47)
	6,629	8,284

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO ACCOUNTS** (CONTINUED)

2.15 : **OTHER CURRENT ASSETS**

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Considered good		
Claims receivable	169	28
Interest accrued but not due	45	-
Derivative financial asset	7	-
Others	208	484
Considered doubtful		
Advance towards investment	8	8
	437	520
Less: Provision for advance towards investment	(8)	(8)
	429	512

2.16 : **OTHER OPERATING REVENUE**

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Sale of spent chemicals	382	254
Scrap sales	111	102
Royalty income	57	71
Miscellaneous income	509	309
	1,059	736

2.17 : **OTHER INCOME**

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Interest income		
On fixed deposits	353	86
Others	24	19
Profit on sale of fixed assets, net	31	251
Dividend from mutual fund units	2	58
Profit on sale of current investments, net	158	10
Foreign exchange gain, net	711	-
Miscellaneous income	44	99
	1,323	523

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: NOTES TO ACCOUNTS (CONTINUED)

2.18 : CHANGES IN INVENTORIES OF FINISHED GOODS, WORK-IN-PROGRESS AND STOCK-IN-TRADE

	FOR THE YEAR ENDED 31 MARCH 2012		FOR THE YEAR ENDED 31 MARCH 2011	
Net (increase) / decrease in stock				
Opening				
Work-in-progress	4,091		3,901	
Finished goods	2,566		1,504	
Stocks acquired on acquisition (a)	146		-	
Stock-in-trade	3,197	10,000	2,950	8,355
Closing				
Work-in-progress	4,986		4,091	
Finished goods	2,196		2,566	
Stocks acquired on acquisition (a)	-		146	
Stock-in-trade	4,344	11,526	3,197	10,000
Net (increase)		(1,526)		(1,645)

(a) Stock added on acquisition represents stocks pertaining to acquisition of GSK's manufacturing facility in Bristol, Tennessee, during the previous year (refer note 2.28).

2.19 : EMPLOYEE BENEFITS EXPENSE

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Salaries, wages and bonus	13,679	11,086
Contribution to provident and other funds	672	657
Staff welfare expenses	1,158	1,037
Amortization of deferred stock compensation expense	403	268
	15,912	13,048

2.20 : FINANCE COSTS

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Interest expense		
Interest on packing credit loans	159	38
Interest on long term borrowings	283	99
Interest on short term borrowings	124	87
Interest on debentures	470	10
	1,036	234
Other borrowing costs	20	12
	1,056	246

NOTE 2: NOTES TO ACCOUNTS (CONTINUED)

2.21 : OTHER EXPENSES

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Consumption of stores and spare parts	1,837	1,694
Advertisements	1,288	851
Commission on sales	433	338
Carriage outward	3,036	2,025
Other selling expenses	5,087	4,235
Legal and professional	2,394	2,345
Power and fuel	2,259	1,833
Repairs and maintenance		
Buildings	181	56
Plant and machinery	1,382	1,193
Others	740	877
Insurance	376	265
Travelling and conveyance	1,098	963
Rent	523	419
Communication	557	330
Rates and taxes	416	300
Printing and stationery	154	136
Donations	177	132
Provision for doubtful debts, net	168	159
Provision for doubtful advances, net	467	44
Directors' sitting fees (previous year: ₹ 409 thousands, rounded off in millions)	1	-
Non Executive Directors' remuneration	54	21
Auditors' remuneration		
Audit fees	12	9
Out of pocket expenses	3	2
Bank charges	85	77
Loss on sale of fixed assets, net	40	-
Foreign exchange loss, net	-	46
Miscellaneous	1,241	1,089
	24,009	19,439

2.22 : INCOME TAXES

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Current taxes		
Domestic taxes	3,636	2,253
MAT credit utilisation / (entitlement)	862	(862)
Foreign taxes	750	715
Total current taxes	**5,248**	**2,106**
Deferred taxes		
Domestic taxes	(217)	213
Foreign taxes	4	(480)
Total deferred taxes	**(213)**	**(267)**
	5,035	1,839

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: NOTES TO THE CONSOLIDATED ACCOUNTS (CONTINUED)

2.23 : DESCRIPTION OF THE GROUP

Dr. Reddy's Group is a leading India-based pharmaceutical group headquartered in Hyderabad, India. The Group's principal areas of operation are pharmaceutical services and active ingredients, global generics and proprietary products. The Group's principal research and development facilities are located in Andhra Pradesh, India; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfeild, the United Kingdom and Louisiana, the United States; and its principal marketing facilities are located in India, Russia, the United States, the United Kingdom and Germany. The Group's shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since 11 April 2001, also on the New York Stock Exchange in the United States. The Group debentures are listed on Bombay Stock Exchange and National Stock Exchange since 7 April 2011.

Dr. Reddy's subsidiaries, step-down subsidiaries, associates and joint venture are listed below:

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE HOLDING (%)
Subsidiaries		
OOO Alfa, Russia (formerly OOO JV Reddy Biomed Limited)	A Company organised under the laws of Russia	100
Reddy Pharmaceuticals Hong Kong Limited	A Company organised under the laws of Hong Kong	100
Reddy Cheminor S.A.	A Company organised under the laws of Chartres, France	100
Reddy Antilles N.V. ("RANV")	A Company organised under the laws of Antilles, Netherlands	100
Dr. Reddy's Farmaceutica Do Brasil Ltda.	A Company organised under the laws of Brazil	100
Aurigene Discovery Technologies Limited	A Company organised under the laws of India	100
Cheminor Investments Limited	A Company organised under the laws of India	100
DRL Investments Limited	A Company organised under the laws of India	100
OOO Dr. Reddy's Laboratories Limited	A Company organised under the laws of Russia	100
Dr. Reddy's Laboratories (Proprietary) Limited	A Company organised under the laws of the Republic of South Africa	100
Dr. Reddy's Bio-Sciences Limited	A Company organised under the laws of India	100
Trigenesis Therapeutics Inc.	A Company organised under the laws of New Jersey, USA	100
Industrias Quimicas Falcon de Mexico S.A.de.C.V.("Falcon")	A Company organised under the laws of Mexico	100
Dr. Reddy's Laboratories (Australia) Pty. Limited	A Company organised under the laws of Australia	100
Reddy Pharma Iberia SA	A Company organised under the laws of Spain	100
Lacock Holdings Limited ("Lacock")	A Company organised under the laws of Cyprus	100
Dr. Reddy's Laboratories SA	A Company organised under the laws of Switzerland	100
Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI	A Company organised under the laws of Turkey	100
Dr. Reddy's Pharma SEZ Limited	A Company organised under the laws of India	100
Idea2Enterprises (India) Private Limited (from 30 June 2010)	A Company organised under the laws of India	100
Step-down subsidiaries		
Reddy Netherlands B.V.	A subsidiary of Reddy Antilles N.V., organised under the laws of Netherlands	100
Reddy US Therapeutics Inc. ("Reddy US")	A subsidiary of Reddy Antilles N.V., organised under the laws of Atlanta, USA	100
Dr. Reddy's Laboratories Inc. ("DRLI")	A subsidiary of Dr. Reddy's Laboratories SA, organised under the laws of New Jersey, USA	100
Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC)	A subsidiary of Dr. Reddy's Laboratories Inc., organised under the laws of Delaware, USA	100
Dr. Reddy's Laboratories (EU) Limited ("DREU")	A subsidiary of Dr. Reddy's laboratories SA, organised under the laws of United Kingdom	100
Dr. Reddy's Laboratories (UK) Limited ("DRUK")	A subsidiary of Dr. Reddy's Laboratories (EU) Limited, organised under the laws of the United Kingdom	100

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.23 : **DESCRIPTION OF THE GROUP** (CONTINUED)

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE HOLDING (%)
Aurigene Discovery Technologies Inc. ("AI").	A subsidiary of Aurigene Discovery Technologies Limited, organised under the laws of Massachusetts, USA	100
Reddy Holding GmbH ("RHG")	A subsidiary of Lacock Holdings Limited organised under the laws of Germany	100
betapharm Arzneimittel GmbH	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
beta Healthcare Solutions GmbH	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
beta institut fur sozialmedizinische Forschung und Entwicklung GmbH	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
Reddy Pharma Italia SPA	A subsidiary of Lacock Holdings Limited organised under the laws of Italy	100
Eurobridge Consulting B V	A subsidiary of Reddy Antilles NV organised under the laws of Netherlands	100
OOO DRS LLC	A subsidiary of Eurobridge Consulting B V organised under the laws of Russia	100
Aurigene Discovery Technologies (Malaysia) Sdn bhd	A subsidiary of Aurigine Discovery Technologies Limited organised under the laws of Malaysia	100
Dr. Reddy's New Zealand Limited (formerly Affordable Health Care Limited)	A subsidiary of Dr. Reddy's Laboratories SA organised under laws of New Zealand	100
Dr. Reddy's SRL (formerly Jet Generici SRL)	A subsidiary of Reddy Pharma Italia SPA organised under the laws of Italy	100
Chirotech Technology Limited	A subsidiary of Dr. Reddy's Laboratories (EU) Limited organised under the laws of United Kingdom	100
Dr. Reddy's Laboratories Louisiana LLC	A subsidiary of Dr. Reddy's Laboratories Inc. organised under the laws of New Jersey, USA	100
Dr. Reddy's Laboratories International SA	A subsidiary of Dr. Reddy's Laboratories SA organised under laws of Switzerland	100
Dr. Reddy's Laboratories Romania -SRL (from 7 June 2010)	A subsidiary of Dr. Reddy's Laboratories SA organised under laws of Romania	100
I-VEN Pharma Capital Limited (from 6 October 2010)	A subsidiary of DRL Investments Limited organised under laws of India	100
Dr. Reddy's Venezuela, C.A. (from 20 October 2010)	A subsidiary of Dr. Reddy's Laboratories SA organised under laws of Venezuela	100
Dr. Reddy's Laboratories Tennessee, LLC (from 7 October 2010)	A subsidiary of Dr. Reddy's Laboratories Inc. organised under the laws of Bristol, USA	100
Dr. Reddy's Laboratories Canada, Inc. (from 11 June 2010)	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of USA	100
Dr. Reddy's Laboratories, LLC Ukraine (from 11 May 2011)	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Ukraine	100
Dr. Reddy's Laboratories New York, Inc. (from 24 May 2011)	A subsidiary of Dr. Reddy's Laboratories International SA organised under the laws of USA	100
Joint Venture		
Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan" or "KRRP"), China	A Company organised under the laws of China	51.33
Associates		
APR LLC, USA (till 8 July 2011)	Enterprise over which the Group had significant influence, through 100% of Class B interest	
Macred India Private Limited, India (from 19 July 2010 till 24 February 2012)	20% Holding in equity shares	20

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.24 : **COMMITMENTS AND CONTINGENT LIABILITIES**

	PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
(i)	Commitments / contingent liabilities:		
	(a) Guarantees issued by banks	154	119
	(b) Letters of credit outstanding	714	437
	(c) Contingent consideration payable in respect of subsidiaries acquired	-	12
(ii)	Claims against the Group not acknowledged as debts in respect of:		
	(a) Income tax matters, pending decisions on various appeals made by the Group and by the Department	432	431
	(b) Excise matters (including service tax), under dispute	250	127
	(c) Customs matters, under dispute	-	97
	(d) Sales tax matters, under dispute	237	170
	(e) The Group has received demands for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 for few of its products which are being contested. Based on its best estimate, the Group has made a provision in its books of account towards the potential liability related to the principal and interest amount demanded under the aforesaid order and believes that possibility of any liability that may arise on account of penalty on this demand is remote.		
(iii)	Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2,353	3,460
(iv)	Commitment under Export Promotion Capital Goods (EPCG) Scheme	3,982	9,054

(v) In April 2006, the Group launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis' ("Aventis") Allegra® tablets. The Group is presently defending patent infringement actions brought by Aventis and Albany Molecular Research ("AMR") in the United States District Court for the District of New Jersey. There are three formulation patents, three methods of use patents, and three synthetic process patents which are at issue in the litigation. The Group has obtained summary judgment with respect to two of the formulation patents. Teva Pharmaceuticals Industries Limited ("Teva") and Barr Pharmaceuticals, Inc. ("Barr") were defending a similar action in the same court. In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis' Allegra® tablets. Aventis brought patent infringement actions against Teva and its active pharmaceutical ingredients ("API") supplier in the United States District Court for the District of New Jersey. There were three formulation patents, three use patents, and two API patents at issue in the litigation. Teva obtained summary judgment in respect of each of the formulation patents. On 27 January 2006, the District Court denied Aventis' motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva's hearing are likely to be substantially similar to those which will be presented with respect to the Group fexofenadine hydrochloride tablet products. Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine.

The Group utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On 18 November 2008, Teva and Barr announced settlement of their litigation with Aventis. On 9 September 2009, AMR added a new process patent to the litigation. This new process patent is related to the manufacturing of the active ingredient contained in the group of tablets being sold under the Allegra® franchise (which include Allegra®, Allegra-D 12® and Allegra-D 24®). Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Group's ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against the Group in the District Court of New Jersey to withhold the launch of the Group's product.

Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Group's ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®) AMR and Aventis sought a preliminary injunction against the Group in the District Court of New Jersey to withhold the launch of the Group's generic version of Allegra D24® product in the U.S. market, arguing that they were likely to prevail on their claim that the Group infringed AMR's U.S. Patent No. 7,390,906. In June 2010, the District Court of New Jersey issued the requested preliminarily injunction against the Group. Sanofi-Aventis and AMR posted security of U.S.$40 with the District Court of New Jersey towards the possibility that the injunction had been wrongfully granted. The security posted shall remain in place until further order of the Court. Pending the final outcome of the case, the Group has not recorded any asset in the consolidated financial statements in connection with this product in the United States.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.24 : **COMMITMENTS AND CONTINGENT LIABILITIES** (CONTINUED)

On 28 January 2011, the District Court of New Jersey ruled that, based on Sanofi-Aventis and AMR's likely inability to prove infringement by the Group's products, the preliminary injunction issued in June 2010 should be dissolved. Additionally, the court adopted the Group's proposed claim construction for the 7,390,906 patent. Aventis and AMR appealed the 28 January 2011 decisions of the District Court of New Jersey to the Federal Circuit of the United States Court of Appeals. The Group subsequently launched sales of its generic version of Allegra-D 24®. Although the preliminary injunction was removed, all such sales are at risk pending final resolution of the litigation. Additionally, on 27 April 2011 a trial was held regarding two of the listed formulation patents 6,039,974 and 5,738,872 (on Allegra-D and Allegra-D12 products) that were asserted against the Group. The Group presented non-infringement and invalidity arguments for both and is awaiting a decision on this trial. In September 2011, Aventis withdrew its complaints regarding 7 of the 9 patents asserted against the Group – only two of the patents (numbers 750,703 and 7,390,906) remain in dispute. In December 2011 and in March 2012, the Federal Circuit of the U.S. Court of Appeals heard the arguments regarding the claim construction adopted by the District Court for the '906 patent. The Group is awaiting the judgment from the Federal Circuit of the U.S. Court of Appeals. Subsequent to this, the Group would proceed to trial on the issues of infringement and validity.

If Aventis and AMR are ultimately successful in their allegations of patent infringement, the Group could be required to pay damages related to fexofenadine hydrochloride and fexofenadine-pseudoephedrine tablet sales made by the Group, and could also be prohibited from selling these products in the future.

(vi) The Group supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly's Zyprexa® tablets), to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa® patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly's request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for patent infringement. Eli Lilly also sued Pharmascience for patent infringement, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly's regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Group's agreement with Pharmascience includes a provision under which the Group shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products.

For the preceding reasons, the Group is exposed to potential damages in an amount that may equal the Group's profit share derived from sale of the product. During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly's patent for Zyprexa was invalid. This decision was, however, reversed in part by the Canadian Federal Court of Appeal on 21 July 2010 and remanded for further consideration. In November 2011, the Canadian Federal Court again found the Eli Lilly Zyprexa patent invalid. Eli Lilly has filed an appeal to this decision. Pending resolution of such appeal, the Group continues to sell the product to Pharmascience and remains exposed to potential damages in an amount that may equal the Group's profit share derived from sale of the product.

(vii) Additionally, the Group is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Group believes that there are no such pending matters that are expected to have any material adverse effect on its financial statements in any given accounting period.

2.25 : **AGREEMENT WITH TEVA**

On 23 October 2011, the Group received an approval and was awarded a 180-day period of marketing exclusivity from the U.S. FDA for olanzapine 20 mg tablets (generic version of Eli Lilly's Zyprexa®20 mg) for sale in the United States. The U.S. FDA has also awarded a 180-day period of marketing exclusivity to Teva Pharmaceuticals USA, Inc. ("Teva") for its olanzapine tablets in 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg dosages.

On 12 April 2011, the Group entered into a commercialization, manufacture and supply agreement (the "Supply Agreement") with Teva for the sale of olanzapine 20 mg tablets in the United States. Pursuant to the Supply Agreement, the Group supplies the required quantities of olanzapine 20 mg to Teva, and Teva markets the same in the United States. Accordingly, on 24 October 2011, sales of the olanzapine 20 mg tablets along with other strengths were launched by Teva in the United States in accordance with the Supply Agreement.

In consideration for such supply of olanzapine, Teva is required to pay, in addition to a base purchase price, a profit share to the Group computed based on the ultimate net sale proceeds realized by Teva, subject to any reductions or adjustments that are required by the terms of the Supply Agreement. Accordingly, a profit share amount of ₹ 4,500 (U.S. $ 100.7) has been recognized as revenue in the consolidated financial statements for the year ended 31 March 2012. The aforesaid profit share amount is net of the losses recorded on account of cash flow hedges which the Group used to mitigate its foreign exchange exposure on profit share revenues accrued for sales of this product in the United States.

2.26 : **ACCOUNTING FOR ASSOCIATES**

APR is a development stage Company in the process of developing an active pharmaceutical ingredient. On 30 January 2004, the Group invested ₹ 21 in the Class B Interest of APR. In accordance with a Development and Supply Agreement between the Group and APR, the Group had agreed to fund APR's development expenses, provided certain milestones are achieved. Such funding was repayable by APR upon successful commercialisation of the product in the future. In addition to its equity investment of ₹ 21 the Group had advanced ₹ 380 to APR upto 31 March 2011. Till 8 July 2011 the Group exercised significant influence over the financial and operating policy decisions of this entity and accordingly the entity is accounted under AS – 23 *"Accounting for investments in associates in the consolidated financial statements"*.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: NOTES TO THE CONSOLIDATED ACCOUNTS (CONTINUED)

2.26 : ACCOUNTING FOR ASSOCIATES (CONTINUED)

On 8 July 2011, the group entered into an asset purchase agreement and a Development, Intellectual Property Transfer and Royalty Agreement which effectively terminates the earlier agreement entered in 2004. As per the agreement, Dr. Reddy's Laboratories New York, Inc, a consolidated subsidiary shall pay ₹ 140 (USD 2.85) to acquire the facility, inventories, tangible assets, machinery and equipment, spare parts etc. and Intellectual Property (patent) from APRLLC. Also, the Group relinquished all the class B shares in APR LLC. Consequently, APR ceased to be an "associate" from 9 July 2011.

2.27 : ACCOUNTING FOR INTEREST IN A JOINT VENTURE (JV)

Kunshan Rotam Reddy Pharmaceuticals Company Limited ("Reddy Kunshan")

The Group has 51.33 % interest in Reddy Kunshan, a joint venture (JV) in China. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of Reddy Kunshan indicates joint control as the minority shareholders, along with the Group, have significant participating rights such that they jointly control the financial and operating policies of Reddy Kunshan in the ordinary course of business.

The Group has, in accordance with AS 27 "Financial Reporting of Interests in Joint Ventures" issued under the Companies (Accounting Standards) Rules 2006, accounted for its 51.33% interest in the JV by the proportionate consolidation method. Thus the Group's statement of profit and loss, balance sheet and cash flow statement incorporate the Group's share of income, expenses, assets, liabilities and cash flows of the JV on a line-by-line basis.

The aggregate amount of the assets, liabilities, income and expenses related to the Group's share in the JV included in these financial statements as of and for the year ended 31 March 2012 and 31 March 2011 are given below:

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Balance Sheet		
Short term borrowings	48	39
Fixed assets, net	116	85
Deferred tax assets, net	6	4
Inventories	95	77
Trade receivables	138	106
Cash and bank balances	28	22
Short term loans and advances	145	52
Current liabilities	227	141
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2	1

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Statement of Profit and Loss		
Income		
Sales	636	420
Other income	6	3
Expenditure		
Material costs	172	116
Employee benefits expense	153	103
Operating and other expenses	242	186
Research and development	7	5
Finance costs	4	2
Depreciation	3	4
Profit before taxation	61	7
Provision for taxation		
- Deferred tax expense	(8)	(4)
Profit after taxation	53	3

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: NOTES TO THE CONSOLIDATED ACCOUNTS (CONTINUED)

2.28 : ACQUISITIONS

Acquisition of GlaxoSmithKline's (GSK) manufacturing facility in Bristol, Tennessee, U.S.A. and certain product rights

On 29 March 2011, the Group concluded an acquisition of GSK's penicillin manufacturing facilities (the "Property plant and equipment") in Bristol, Tennessee and the product rights for the Augmentin (branded and generic) and Amoxil brands in the United States ("U.S.") for a total consideration of U.S. $20 million. The Group had also acquired certain raw material and finished goods inventory associated with Augmentin for U.S. $3.74 million. In addition to the above, the Group agreed to pay U.S. $2.9 millions towards transitional services to be provided by GSK upon successful completion of the acquisition.

The business involves manufacturing of penicillin based antibiotics (Augmentin and Amoxil) including single and bi-layer tablets, capsules, and oral suspensions. The acquisition will enable the Group to enter into the U.S penicillin-containing antibacterial market segment as well as scaling up and broadening the Group's generics portfolio in North America.

Previous year and current year consolidated financial statements of the Group include the financial results of this acquired business for the period from 29 March 2011 to 31 March 2011 and 1 April 2011 to 31 March 2012, respectively.

The details of the acquired assets and liabilities are as follows:

PARTICULARS	RECOGNIZED VALUES ON ACQUISITION
Fixed assets	₹ 608
Intangible assets	284
Inventories	146
Consideration paid in cash	**₹ 1,038**

In addition to the assets acquired and liabilities assumed as specified above, the Group agreed to pay an amount of ₹ 132 towards transitional services.

The estimated useful lives of intangibles acquired are as follows:

Product-related intangibles 5 years

2.29 : DEFERRED TAXATION

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Deferred Tax Asset (DTA)		
Tax losses carried forward	361	495
Provisions	254	257
Inventories	174	94
Trade receivables	186	144
Other current assets	358	280
Current liabilities	1,124	208
	2,457	**1,478**
Deferred Tax Liability (DTL)		
Stock based compensation cost	(119)	(93)
Fixed assets	(1,189)	(1,160)
	(1,308)	**(1,253)**
Net DTA / (DTL)	**1,149**	**225**

The net DTA / (DTL) of ₹ 1,149 (previous year: ₹ 225) has the following breakdown:

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Deferred tax asset	1,340	1,224
Deferred tax liabilities	(191)	(999)
Net DTA / (DTL)	**1,149**	**225**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.30 : **EARNINGS PER SHARE (EPS)**

The computation of EPS is set out below:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Earnings		
Net profit for the year	**13,009**	**9,989**
Shares		
Number of shares at the beginning of the year	169,252,732	168,845,385
Add: Equity shares issued on exercise of vested stock options	307,614	407,347
Total number of equity shares outstanding at the end of the year	169,560,346	169,252,732
Weighted average number of equity shares outstanding during the year – Basic	**169,470,729**	**169,128,649**
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	861,213	993,394
Weighted average number of equity shares outstanding during the year – Diluted	**170,331,942**	**170,122,043**
Earnings per share of par value ₹ 5/- – Basic (₹)	76.76	59.06
Earnings per share of par value ₹ 5/- – Diluted (₹)	76.37	58.72

2.31 : **RELATED PARTY DISCLOSURES**

a. Related parties where control exists or where significant influence exists and with whom transactions have taken place during the current and previous year:

Associates

- APR LLC, USA (till 8 July 2011) — Enterprise over which the Group has significant influence, through 100% of Class B interest.
- Macred India Private Limited, India (from 19 July 2010 to 23 February 2012) — 20% Holding in equity shares

Joint Venture

- Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China — Enterprise over which the group exercises joint control with other joint venture partners and holds 51.33% equity stake

Partnership Firm

- Globe Enterprises (dissolved on 1 July 2010) — A partnership firm with Dr. Reddy's Holdings Limited organised under the laws of India wherein the Company and Dr. Reddy's Holdings Limited share the profits in the ratio of 95:5

Enterprises where principal shareholders have control or significant influence ("Significant interest entities")

- Dr. Reddy's Research Foundation ("Research Foundation") — Enterprise over which principal shareholders have significant influence
- Dr. Reddy's Holdings Limited — Enterprise owned by principal shareholders
- Institute of Life Sciences — Enterprise over which principal shareholders have significant influence
- Ecologic Technologies Limited — Enterprise over which principal shareholders have significant influence

Others

- Green Park Hotels and Resorts Limited (formerly Diana Hotels Limited) — Enterprise owned by relative of a director
- Ms. K Samrajyam — Spouse of Chairman
- Ms. G Anuradha — Spouse of Vice-Chairman and Chief Executive Officer
- Ms. Deepti Reddy — Spouse of Managing Director and Chief Operating Officer
- Dr. Reddy's Foundation for Human and Social development — Enterprise where principal shareholders are trustees
- S R Enterprises — Enterprise in which relative of a director has significant influence
- K K Enterprises — Enterprise in which relative of a director has significant influence
- A.R. Life Sciences Private Limited — Enterprise in which relative of a director has significant influence

Key management personnel represented on the Board

- Dr. K Anji Reddy — Chairman
- Mr. G V Prasad — Vice Chairman and Chief Executive Officer
- Mr. K Satish Reddy — Managing Director and Chief Operating Officer

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.31 : **RELATED PARTY DISCLOSURES** (CONTINUED)

Non-Executive and Independent directors on the Board

- Dr. Omkar Goswami;
- Mr. Ravi Bhoothalingam;
- Mr. Anupam Puri;
- Ms. Kalpana Morparia;
- Dr. J P Moreau;
- Dr. Bruce L A Carter;
- Dr. Ashok Sekhar Ganguly; and
- Sridar Iyenger (from 22 August 2011)

b. Particulars of related party transactions

The following is a summary of significant related party transactions:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
i. Sales to:		
A.R. Life Sciences Private Limited	640	391
Macred India Private Limited	4	-
ii. Service income from:		
Ecologic Technologies Limited	1	-
iii. Purchases from:		
A.R. Life Sciences Private Limited	1,020	486
Others	-	1
iv. Contributions made to others for social development:		
Dr. Reddy's Foundation for Human and Social development	79	88
v. Contribution made for research and development:		
Institute of Life Sciences	48	37
vi. Hotel expenses paid to:		
Green Park Hotel and Resorts Limited (formerly Diana Hotels Limited)	19	20
vii. Rent paid to:		
Key management personnel		
Mr. K Satish Reddy	14	14
Others		
Ms. G Anuradha	12	12
Ms. Deepti Reddy	3	2
Ms. K Samrajyam	1	1
viii. Executive Directors' Remuneration	271	262
Directors' sitting fees (previous year: ₹ 409 thousands, rounded off in millions)	1	-
ix. Provision for decline in the value of long-term investments written off: Globe Enterprises (a partnership firm in India)	-	2
x. Loss pick-up of associates	-	-
xi. Advance made to associate	-	274

c. The Group has the following amounts due from / to related parties:

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
i. Due from related parties (included in trade receivables and short-term loans and advances):		
- A.R. Life Sciences Private Limited	214	114
- APR LLC, USA	-	380
- Ecologic Technologies Limited	1	-
ii. Due to related parties (included in current liabilities and trade payables):		
- Dr. Reddy's Research Foundation	20	21
- A.R. Life Sciences Private Limited	95	81

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.32 : **SEGMENT REPORTING**

The primary and secondary reportable segments are business and geographic segments, respectively.

Business segments:

The Group is organised on a worldwide basis into the following businesses which are reportable segments:

- Pharmaceutical services and Active Ingredients ("PSAI");
- Global Generics; and
- Proprietary Products.

Pharmaceutical Services and Active Ingredients:

This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements. This segment was formed by aggregating our former Active pharmaceutical ingredients and intermediates segment and Custom pharmaceutical services segment.

Global Generics:

This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the Company's former formulations and generics segments.

Proprietary Products:

This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves the Company's differentiated formulations business.

Geographic segments:

The Group's business is organised into five key geographic segments viz. India, North America, Russia and other CIS countries, Europe and Others. Revenues are attributable to individual geographic segments based on the location of the customer.

Segment revenues and expenses:

All segment revenues and expenses are directly attributable to the segments.

Segment assets and liabilities:

As certain assets of the Group including manufacturing facilities, development facilities, and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment.

Inter-segment transfers:

Segment revenue, segment expenses and segment result include transfers between business segments. Inter-segment transfers are accounted for at cost to the transferring segment. Such transfers are eliminated on consolidation.

Accounting policies:

The accounting policies consistently used in the preparation of the financial statements are also applied to items of revenues and expenditure in individual segments.

Un-allocable and Head office expenses:

General administrative expenses, head-office expenses, and other expenses that arise at the corporate level and relate to the Group as a whole, are shown as un-allocable items.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: NOTES TO THE CONSOLIDATED ACCOUNTS (CONTINUED)

2.32 : SEGMENT REPORTING (CONTINUED)

Segment information for the year ended 31 March 2012

PARTICULARS	PSAI	GLOBAL GENERICS	PROPRIETARY PRODUCTS	OTHERS	ELIMINATIONS	UN-ALLOCABLE ITEMS	TOTAL
External sales (Gross)	23,081	70,578	1,075	-	-	-	**94,734**
Inter-segment sales	5,336	-	-	-	(5,336)	-	-
Less: Excise duty and other similar duties and taxes on sales	(209)	(196)	-	-	-	-	**(405)**
Total Sales	28,208	70,382	1,075	-	(5,336)	-	94,329
Income from services	730	-	-	1,606	-	-	2,336
License fees	-	421	-	-	-	-	421
Other operating revenues	550	427	47	35	-	-	1,059
Segment revenues	29,488	71,230	1,122	1,641	(5,336)	-	98,145
Interest income	-	-	-	-	-	377	377
Other unallocable income	-	-	-	-	-	946	946
Total Revenues							**99,468**
Segment result	5,828	16,969	(2,135)	2,112	-	-	22,774
Unallocated expense						(3,674)	(3,674)
Finance charges						(1,056)	(1,056)
Profit/(loss) before taxation							**18,044**
Income tax expense						(5,035)	(5,035)
Profit/(loss) before minority interest and equity in loss of associates							**13,009**
Equity in loss of associates							-
Minority Interest							-
Profit for the year							13,009

Segment information for the year ended 31 March 2011

PARTICULARS	PSAI	GLOBAL GENERICS	PROPRIETARY PRODUCTS	OTHERS	ELIMINATIONS	UN-ALLOCABLE ITEMS	TOTAL
External sales (Gross)	19,043	53,159	522	-	-	-	**72,724**
Inter-segment sales	3,146	9	-	-	(3,155)	-	-
Less: Excise duty and other similar duties and taxes on sales	(191)	(165)	-	-	-	-	**(356)**
Total Sales	21,998	53,003	522	-	(3,155)	-	72,368
Income from services	568	-	-	1,173	-	-	1,741
License fees	-	124	-	-	-	-	124
Other operating revenues	507	163	2	64	-	-	736
Segment revenues	23,073	53,290	524	1,237	(3,155)	-	74,969
Interest income						105	105
Other unallocable income						418	418
Total Revenues							**75,492**
Segment result	3,325	12,299	(1,857)	1,559	-	-	15,326
Unallocated expense						(3,252)	(3,252)
Finance charges						(246)	(246)
Profit/(loss) before taxation							**11,828**
Income tax expense						(1,839)	(1,839)
Profit/(loss) before minority interest and equity in loss of associates							**9,989**
Equity in loss of associates							-
Minority Interest							-
Profit for the year							9,989

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.32 : **SEGMENT REPORTING** (CONTINUED)

Cost of tangible and intangible fixed assets acquired by business segments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
PSAI	2,821	1,580
Global Generics	2,902	8,605
Proprietary Products	16	1,993
Others	204	1,977
Total	5,943	14,155

Analysis of depreciation and amortization by business segments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
PSAI	1,573	1,352
Global Generics	3,069	2,282
Proprietary Products	305	93
Others	234	254
Total	5,181	3,981

The following table shows the distribution of the Group's sales by geographical markets, based on the location of the customer:

Sales by markets:

Sales by geographic markets (Gross of excise and other similar duties)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
India	14,800	12,961
North America	37,498	22,556
Russia and other CIS countries	13,260	10,858
Europe	17,189	15,774
Others	11,987	10,575
Total	94,734	72,724

Analysis of assets by geography

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
India	62,624	49,329
North America	22,198	19,615
Russia and other CIS countries	6,823	4,849
Europe	19,708	14,159
Others	1,889	1,679
Total	113,242	89,631

Cost of tangible and intangible fixed assets acquired by geography

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
India	4,929	10,542
North America	476	2,901
Russia and other CIS countries	14	12
Europe	110	142
Others	414	558
Total	5,943	14,155

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: NOTES TO THE CONSOLIDATED ACCOUNTS (CONTINUED)

2.33 : EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Employees Stock Option Plan-2002 ("the DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the Scheme, the Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant. The options issued under the 2002 plan vests in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan was amended on 28 July 2004 at the Annual General Meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5/- per option).

The DRL 2002 Plan was further amended on 27 July 2005 at the Annual General Meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5/- per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment of Bonus issue) for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the issue of bonus shares by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

PARTICULARS	NUMBER OF OPTIONS UNDER CATEGORY A	NUMBER OF OPTIONS UNDER CATEGORY B	TOTAL
Options reserved under original plan	**300,000**	**1,995,478**	**2,295,478**
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of Shares that can be allotted on exercise of Options (B)	205,939	1,847,685	2,053,624
Options arising from Stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	**505,939**	**3,843,163**	**4,349,102**

As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant.

In the case of termination of employment, all unvested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

During the current year, the Company under the DRL 2002 Plan has issued 262,520 Category B options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.33 : **EMPLOYEE STOCK OPTION SCHEME** (CONTINUED)

The date of grant, number of options granted, exercise price fixed by the Compensation Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (₹)	MARKET PRICE (₹) (AS PER SEBI GUIDELINES)
12 May 2011	251,920	5.00	1,598.90
13 May 2011	9,600	5.00	1,598.55
7 June 2011	1,000	5.00	1,607.40

Stock option activity under the DRL 2002 Plan for the two categories of options was as follows:

CATEGORY A – FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2012			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	21,000	₹ 373.50-448.00	₹ 444.45	67
Grants during the year	-	-	-	-
Expired / forfeited during the year	-	-	-	-
Exercised during the year	(10,000)	448.00	448.00	-
Outstanding at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**65**
Exercisable at the end of the year	**1,000**	**₹ 373.50**	**₹ 373.50**	**19**

CATEGORY A – FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2011			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	100,000	₹ 362.50-531.51	₹ 403.02	38
Grants during the year	-	-	-	-
Expired / forfeited during the year	(9,000)	373.50- 531.51	443.73	-
Exercised during the year	(70,000)	362.50-442.50	385.36	-
Outstanding at the end of the year	**21,000**	**₹ 373.50-448.00**	**₹ 444.45**	**67**
Exercisable at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**55**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.33 : **EMPLOYEE STOCK OPTION SCHEME** (CONTINUED)

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2012			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTEDAVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	697,161	₹ 5.00	₹ 5.00	
Granted during the year	262,520	5.00	5.00	
Forfeited during the year	(61,842)	5.00	5.00	
Exercised during the year	(254,683)	5.00	5.00	
Outstanding at the end of the year	**643,156**	**₹ 5.00**	**₹ 5.00**	
Exercisable at the end of the year	**70,551**	**₹ 5.00**	**₹ 5.00**	

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2011			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	785,007	₹ 5.00	₹ 5.00	72
Granted during the year	284,070	5.00	5.00	91
Forfeited during the year	(78,620)	5.00	5.00	-
Exercised during the year	(293,296)	5.00	5.00	-
Outstanding at the end of the year	**697,161**	**₹ 5.00**	**₹ 5.00**	**72**
Exercisable at the end of the year	**52,106**	**₹ 5.00**	**₹ 5.00**	**41**

Dr. Reddy's Employees ADR Stock Option Plan-2007 ("the DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively,"eligible employees"). Under the DRL 2007 Plan, the Compensation Committee of the Board (the "Compensation Committee") shall administer the DRL 2007 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The options issued under the DRL 2007 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The Compensation Committee may, after obtaining the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

During the current year, the Company under the DRL 2007 Plan has issued 56,060 Category B options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (₹)	MARKET PRICE (₹) (AS PER SEBI GUIDELINES)
12 May 2011	48,860	5.00	1,598.90
13 May 2011	7,200	5.00	1,598.55

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.33 : **EMPLOYEE STOCK OPTION SCHEME** (CONTINUED)

Stock option activity under the DRL 2007 Plan was as follows:

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2012			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	124,559	₹ 5.00	₹ 5.00	74
Granted during the year	56,060	5.00	5.00	89
Forfeited during the year	(19,789)	5.00	5.00	-
Exercised during the year	(42,931)	5.00	5.00	-
Outstanding at the end of the year	**117,899**	**₹ 5.00**	**₹ 5.00**	**73**
Exercisable at the end of the year	**6,564**	**₹ 5.00**	**₹ 5.00**	**47**

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2011			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	112,390	₹ 5.00	₹ 5.00	74
Granted during the year	58,660	5.00	5.00	89
Forfeited during the year	(2,440)	5.00	5.00	-
Exercised during the year	(44,051)	5.00	5.00	-
Outstanding at the end of the year	**124,559**	**₹ 5.00**	**₹ 5.00**	**74**
Exercisable at the end of the year	**3,364**	**₹ 5.00**	**₹5.00**	**49**

The Company has not granted any options under Category A of "the DRL 2007 plan".

The Company has followed intrinsic method of accounting based on which a compensation expense of ₹ 403 (previous year: ₹ 268) has been recognized in the statement of profit and loss (Refer Note 2.19).

Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (the "Aurigene ESOP Plan"):

In fiscal 2004, Aurigene Discovery Technologies Limited ("Aurigene"), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest from a period ranging from 1 to 3 years, including certain options which vest immediately on grant.

Stock option activity under the Aurigene ESOP Plan was as follows:

PARTICULARS	YEAR ENDED 31 MARCH 2012			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	1,009,090	₹ 10.00-14.99	₹ 11.94	21
Exercised during the year	-	-	-	-
Expired / forfeited during the year	(1,009,090)	-	-	-
Outstanding at the end of the year	**Nil**	-	-	-
Exercisable at the end of the year	**Nil**	-	-	-

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: NOTES TO THE CONSOLIDATED ACCOUNTS (CONTINUED)

2.33 : EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

PARTICULARS	YEAR ENDED 31 MARCH 2011			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	1,012,332	₹ 10.00-14.99	₹ 11.95	34
Exercised during the year	-	-	-	-
Expired / forfeited during the year	(3,242)	10.00	-	-
Outstanding at the end of the year	**1,009,090**	**₹ 10.00-14.99**	**₹ 11.94**	**21**
Exercisable at the end of the year	**1,009,090**	**₹ 10.00-14.99**	**₹ 11.94**	**21**

The plan was closed by a resolution of the shareholders in July 2011. Accordingly, as of 31 March 2012, there were no stock options outstanding under the Aurigene ESOP Plan.

Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the "Management Plan"):

In fiscal 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the "Aurigene Management Plan") to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene's Compensation Committee. The plan was closed by a resolution of the shareholders in January 2008. Accordingly, as of 31 March 2012, there were no stock options outstanding under the Aurigene Management Plan.

Aurigene Discovery Technologies Ltd. Employee Long term incentive plan ("the Aurigene LTI plan"):

During the previous year ended 31 March 2011, the Aurigene Discovery Technologies Limited introduced a new long term employment defined benefit scheme under which all eligible employees of the company will be incentivized based on the year on year growth in the profitability of the Company. Payment to all the eligible employees will be made three years after they fall due. Accordingly the Company has valued the liability through an independent actuary. As on 31 March 2012 the Company carried a liability of ₹ 21 (previous year: ₹ 40) under the scheme.

2.34 : RESEARCH AND DEVELOPMENT ARRANGEMENT

I-VEN Pharma arrangement

During the year ended 31 March 2005, the Company had entered into an agreement with I-VEN Pharma Capital Limited ("I-VEN") for the joint development and commercialization of a portfolio of 36 generic drug products. As per the terms of the agreement, I-VEN has a right to fund up to 50% of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications ("ANDA") filed or to be filed, subject to a maximum contribution of U.S.$ 56 million. Upon successful commercialization of these products, the Company is required to pay I-VEN a royalty on net sales at agreed rates for a period of 5 years from the date of commercialization of each product.

As per the agreement, in April 2010 and upon successful achievement of certain performance milestones specified in the agreement (e.g. successful commercialization of a specified number of products, and achievement of specified sales milestones), I-VEN has a one-time right to require the Company to pay I-VEN a portfolio termination value amount for such portfolio of products. In the event I-VEN exercises this portfolio termination value option, then it will not be entitled to the sales-based royalty payment for the remaining contractual years.

On 1 October 2010, the Company, DRL Investments Limited (a wholly owned subsidiary of Dr. Reddy's) and I-VEN's beneficial interest holders entered into an agreement restructuring the portfolio termination value option exercise. Pursuant to such agreement, the controlling interest in I-VEN was acquired by DRL Investments, as a result of which I-VEN became a wholly owned subsidiary of DRL Investments as of 1 October 2010. In consideration for such transfer of the controlling interest in I-VEN, the Company paid the I-VEN beneficial interest holders consideration in an aggregate amount of ₹ 2,680, including an amount of ₹ 150 set aside in an escrow fund for a period of 15 months for the purpose of funding certain indemnification obligations of such beneficial interest holders. On completion of the aforesaid 15 month period, the amount of ₹ 150 was paid during the year ended 31 March 2012.

The amount of purchase consideration has been recorded as an addition to Goodwill as part of the consolidated financial statements for the year ended 31 March 2011.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.35 : **OPERATING LEASE**

The Group leases offices, residential facilities and vehicles under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was ₹ 523 (previous year ₹ 419).

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Not later than 1 year	236	216
Later than 1 year and not later than 5 years	403	415
Beyond 5 years	-	-
Total	639	631

2.36 : **FINANCE LEASE**

The Company has taken buildings, vehicles and other assets under finance lease. Future minimum lease payments under finance leases as at 31 March 2012 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	31	4	35
Later than 1 year and not later than 5 years	65	3	68
Beyond 5 years	195	1	196
Total	291	8	299

Future minimum lease payments under finance leases as at 31 March 2011 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	12	2	14
Later than 1 year and not later than 5 years	51	6	57
Beyond 5 years	193	1	194
Total	256	9	265

2.37 : **EMPLOYEE BENEFIT PLANS**

2.37.1 GRATUITY PLAN OF DR. REDDY'S LABORATORIES LIMITED

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund"). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of central and state government bonds and debt instruments of Indian government-owned corporations.

The following table sets out the status of the aforesaid funded gratuity plan as required under AS-15 (Revised):

Reconciliation of opening and closing balance of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Opening defined benefit obligation	584	452
Current service cost	81	58
Interest cost	50	36
Actuarial losses / (gains)	(10)	81
Benefits paid	(59)	(43)
Closing defined benefit obligation	**646**	**584**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.37 : **EMPLOYEE BENEFIT PLANS** (CONTINUED)

Change in the Fair value of assets:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Opening fair value of plan assets	490	449
Expected return on plan assets	36	33
Actuarial gains / (losses)	6	5
Contributions by employer	151	46
Benefits paid	(59)	(43)
Closing fair value of plan assets	**624**	**490**

Amount recognized in balance sheet

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Present value of funded obligations	646	584
Fair value of plan assets	(624)	(490)
Net liability	**22**	**94**
Amounts in the balance sheet		
Provision for gratuity	22	94
Net liability / (asset)	**22**	**94**

Expense recognized in statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Current service cost	81	58
Interest on defined benefit obligation	50	36
Expected return on plan assets	(36)	(33)
Net actuarial losses / (gains) recognized in the year	(16)	77
Amount included in employee benefit expense	**79**	**138**
Actual return on plan assets	43	38

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Government of India securities	-	-
Corporate bonds	-	-
Insurer managed funds	99%	99%
Others	1%	1%
Total	**100%**	**100%**

The approximate market value of the assets as at 31 March 2012 was ₹ 624 (previous year: ₹ 490), breakup of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Government of India securities	-	-
Corporate bonds	-	-
Insurer managed funds	619	483
Others	5	7
Total	**624**	**490**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.37 : **EMPLOYEE BENEFIT PLANS** (CONTINUED)

Summary of actuarial assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Discount rate	8.60% p.a.	7.95% p.a.
Expected rate of return on plan assets	8.60% p.a.	7.50% p.a.
Salary escalation rate	9% p.a. for first year and 8% thereafter	9% p.a. for next 2 years and 8% thereafter

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2012	2011	2010	2009	2008
Defined benefit obligation	646	584	452	398	319
Plan assets	624	490	449	334	289
Surplus / (deficit)	(22)	(94)	(3)	(64)	(30)
Experience Adjustment on Plan Liabilities	23	28	27	18	36
Experience Adjustment on Plan Assets	6	5	27	(7)	14

2.37.2 GRATUITY PLAN OF AURIGENE DISCOVERY TECHNOLOGIES LIMITED

One of the Group's Companies, Aurigene Discovery Technologies Limited, provides for an unfunded Gratuity plan. The disclosure particulars of aforesaid Gratuity plan are shown in the below tables:

Reconciliation of opening and closing balance of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Opening defined benefit obligation	25	21
Current service cost	6	4
Interest cost	2	2
Actuarial losses / (gain)	(2)	(1)
Benefits paid	(3)	(1)
Closing defined benefit obligation	**28**	**25**

Amount recognized in balance sheet

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Present value of unfunded obligations	28	25
Net liability	**28**	**25**
Amounts in the balance sheet		
Provision for gratuity	28	25
Net liability / (asset)	**28**	**25**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.37: **EMPLOYEE BENEFIT PLANS** (CONTINUED)

Expense recognized in statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Current service cost	6	4
Interest on defined benefit obligation	2	2
Net actuarial losses / (gains) recognized in the year	(2)	(1)
Amount included in employee benefit expense	**6**	**5**

Summary of actuarial assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Discount rate	8.60% p.a.	7.95% p.a.
Salary escalation rate	8.00% p.a.	8.00% p.a.

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2012	2011	2010	2009	2008
Defined benefit obligation	28	25	21	6	3
Plan assets	-	-	-	-	-
Surplus / (deficit)	(28)	(25)	(21)	(6)	(3)
Experience Adjustment of Plan Liabilities	-	-	2	-	-
Experience Adjustment of Plan Assets	-	-	-	-	-

2.37.3 LONG SERVICE AWARD BENEFIT PLAN OF DR. REDDY'S LABORATORIES LIMITED

During the year ended 31 March 2010, the Company introduced a new post-employment unfunded defined benefit plan under which all eligible employees of the Company who have completed the specified service tenure with the Company would be eligible for a "Long Service Cash Award" at the time of their employment separation. The amount of such cash payment would be based on the respective employee's last drawn salary and the specified number of years of employment with the Company. Accordingly the Company has valued the liability through an independent actuary.

The following table sets out the status of the aforesaid Long-term service award benefit plan as required under AS-15 (Revised):

Reconciliation of opening and closing balances of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Opening defined benefit obligation	69	53
Current service cost	9	6
Interest cost	6	4
Actuarial losses / (gain)	(4)	8
Benefits paid	(4)	(2)
Closing defined benefit obligation	**76**	**69**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.37 : **EMPLOYEE BENEFIT PLANS** (CONTINUED)

Amount recognized in balance sheet

PARTICULARS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Present value of funded obligations	-	-
Fair value of plan assets	-	-
Present value of unfunded obligations	76	69
Net liability	**76**	**69**
Amounts in the balance sheet		
Net liability / (asset)	**76**	**69**

Expense recognized in statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Current service cost	9	6
Interest on defined benefit obligation	6	4
Expected return on plan assets	-	-
Net actuarial losses / (gains) recognized in year	(4)	8
Past service cost	-	-
Amount included in employee benefit expense	**11**	**18**
Actual return on plan assets	-	-

Summary of actuarial assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Discount rate	8.60% p.a.	7.95% p.a.
Salary escalation rate	9% p.a. for first year and 8% p.a. thereafter	9% p.a. for first 2 years and 8% p.a. thereafter

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2012	2011	2010	2009	2008
Defined benefit obligation	76	69	53	-	-
Plan assets	-	-	-	-	-
Surplus / (deficit)	(76)	(69)	(53)	-	-
Experience Adjustment of Plan Liabilities	-	1	-	-	-
Experience Adjustment of Plan Assets	-	-	-	-	-

2.37.4 EMPLOYEE BENEFIT PLAN OF INDUSTRIAS QUIMICAS FALCON DE MEXICO S.A. DE. C.V.

2.37.4 (a) PENSION PLAN

One of the Group's Companies, Industrias Quimicas Falcon de Mexico S.A. de. C.V. ("Falcon"), provides funded defined benefit pension plan to its employees. The pension plan provides for payment to vested employees at retirement or termination of employment. This payment is based on the employee's integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based upon a pre-defined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.37 : **EMPLOYEE BENEFIT PLANS** (CONTINUED)

The disclosure particulars of aforesaid pension plan are shown in the below tables:

Reconciliation of opening and closing balance of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Opening defined benefit obligation	307	270
Current service cost	16	14
Interest cost	26	22
Actuarial losses / (gains)	(18)	20
Benefits paid	(94)	(18)
Foreign exchange differences	35	(1)
Closing defined benefit obligation	**272**	**307**

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Opening fair value of plan assets	247	238
Expected return on plan assets	25	26
Actuarial gains / (losses)	(10)	(25)
Contributions by employer	-	16
Benefits paid	(94)	(18)
Foreign exchange differences	18	10
Closing fair value of plan assets	**186**	**247**

Amount recognized in balance sheet

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Present value of funded obligations	272	307
Fair value of plan assets	(186)	(247)
Net liability	**86**	**60**
Amounts in the balance sheet		
Provision for pension	86	60
Net liability / (asset)	**86**	**60**

Expense recognized in statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Current service cost	16	14
Interest on defined benefit obligation	25	22
Expected return on plan assets	(25)	(26)
Net actuarial losses / (gains) recognized in the year	(7)	42
Amount included in employee benefit expense	**9**	**52**
Actual return on plan assets	17	3

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Corporate bonds	47%	49%
Equity shares of listed companies	53%	51%
Total	**100%**	**100%**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.37 : **EMPLOYEE BENEFIT PLANS** (CONTINUED)

The approximate market value of the assets as at 31 March 2012 was ₹ 186 (previous year: ₹ 247), a breakup of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Corporate bonds	88	121
Equity shares of listed companies	98	126
Total	**186**	**247**

Summary of actuarial assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Discount rate	7.50% p.a.	7.75% p.a.
Expected rate of return on plan assets	9.25% p.a.	9.75% p.a.
Salary escalation rate	4.50% p.a.	4.50% p.a.

Discount rate: The discount rate is based on the market yields prevailing in Mexico as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on our expectation of the average long-term rate of return expected on investments of the Fund during the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2012	2011	2010	2009	2008
Defined benefit obligation	272	307	270	209	189
Plan assets	186	247	238	168	203
Surplus / (deficit)	(86)	(60)	(32)	(42)	(14)
Experience Adjustment of Plan Liabilities	(33)	16	2	70	28
Experience Adjustment of Plan Assets	(10)	(23)	36	(38)	(19)

2.37.4 (b) SENIORITY PAY PLANS

One of the Group's Companies, Industrias Quimicas Falcon de Mexico S.A. de. C.V. ("Falcon"), provides for seniority, a funded defined benefit retirement plan, covering certain catagories of employees.

The disclosure particulars of aforesaid Seniority plan are shown in the below tables:

Reconciliation of opening and closing balance of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Opening defined benefit obligation	13	12
Current service cost	1	-
Interest cost	1	1
Actuarial losses / (gains)	3	-
Benefits paid	(3)	-
Foreign exchange differences	-	-
Closing defined benefit obligation	**15**	**13**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.37 : **EMPLOYEE BENEFIT PLANS** (CONTINUED)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Opening fair value of plan assets	12	10
Expected return on plan assets	1	1
Actuarial gains / (losses)	-	-
Contributions by employer	-	1
Benefits paid	(3)	-
Foreign exchange differences	-	-
Closing fair value of plan assets	**10**	**12**

Amount recognized in balance sheet

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Present value of funded obligations	15	13
Fair value of plan assets	(10)	(12)
Net liability	**5**	**1**
Amounts in the balance sheet		
Provision for seniority pay	5	1
Net liability / (asset)	**5**	**1**

Expense recognized in the statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Current service cost	1	1
Interest on defined benefit obligation	1	1
Expected return on plan assets	(1)	(1)
Net actuarial losses / (gains) recognized in the year	2	-
Amount included in employee benefit expense	**3**	**1**
Actual return on plan assets	1	1

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Corporate bonds	47%	50%
Equity shares of listed Companies	53%	50%
Total	**100%**	**100%**

The approximate market value of the assets as at 31 March 2012 was ₹ 11 (previous year: ₹ 12), a breakup of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Corporate bonds	5	6
Equity shares of listed Companies	5	6
Total	**10**	**12**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.37 : **EMPLOYEE BENEFIT PLANS** (CONTINUED)

Summary of actuarial assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Discount rate	7.50% p.a.	7.75% p.a.
Expected rate of return on plan assets	9.25% p.a.	9.75% p.a.
Salary escalation rate	4.50% p.a.	4.50% p.a.

Discount rate: The discount rate is based on the market yields prevailing in Mexico as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on our expectation of the average long-term rate of return expected on investments of the Fund during the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2012	2011	2010	2009	2008
Defined benefit obligation	15	13	12	10	14
Plan assets	10	12	10	9	10
Surplus / (deficit)	(5)	(1)	(2)	2	(4)
Experience Adjustment of Plan Liabilities	4	(1)	(1)	(3)	3
Experience Adjustment of Plan Assets	-	-	(1)	(2)	(1)

2.37.4 (c) SEVERANCE PAY PLAN

One of the Group's Companies, Industrias Quimicas Falcon de Mexico S.A. de. C.V. ("Falcon"), provides for Severance pay plan, an unfunded defined benefit plan, applicable to the employees who are terminated from the services of the Company.

The disclosure particulars of aforesaid Severance pay plan are shown in the below tables:

Reconciliation of opening and closing balance of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Opening defined benefit obligation	26	25
Current service cost	2	2
Interest cost	2	2
Actuarial losses / (gains)	4	(4)
Benefits paid	(8)	-
Foreign exchange differences	3	1
Closing defined benefit obligation	**29**	**26**

Amount recognized in balance sheet

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Present value of unfunded obligations	29	26
Net liability	**29**	**26**
Amounts in the balance sheet		
Provision for severance pay	29	26
Net liability / (asset)	**29**	**26**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.37 : **EMPLOYEE BENEFIT PLANS** (CONTINUED)

Expense recognized in the statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Current service cost	2	2
Interest on defined benefit obligation	2	2
Net actuarial losses / (gains) recognized in the year	4	(3)
Amount included in employee benefit expense	**8**	**1**

Summary of actuarial assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011
Discount rate	7.50% p.a.	7.75% p.a.
Salary escalation rate	4.50% p.a.	4.50% p.a.

Discount rate: The discount rate is based on the market yields prevailing in Mexico as at the balance sheet date for the estimated term of the obligations.
Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2012	2011	2010	2009	2008
Defined benefit obligation	29	26	25	25	50
Plan assets	-	-	-	-	-
Surplus / (deficit)	(29)	(26)	(25)	(25)	(50)
Experience Adjustment of Plan Liabilities	9	(4)	(3)	6	9
Experience Adjustment of Plan Assets	-	-	-	-	-

2.38 : **EXCEPTIONAL ITEM - IMPAIRMENT OF GOODWILL AND INTANGIBLES**

During the year, there have been certain significant changes in the German generics market such as reference price cuts, announcement of large sales tender from one of the key SHI funds. Pursuant to such adverse market developments, the Group tested its carrying value of intangibles (primarily product related) and goodwill at the betapharm cash generating unit (CGU) for impairment. The recoverable value of these intangibles was determined to be the Value-In-Use ("ViU"). The impairment testing indicated that the carrying value of certain product related intangibles was higher than its recoverable value and accordingly, the Group has recorded an impairment loss with respect to such intangible assets amounting to ₹ 1,288 as at 31 March 2012. Additionally, as regards goodwill, the carrying value of the betapharm CGU was also higher than the recoverable amount resulting in a goodwill impairment of ₹ 46. The net cash flows for various product related intangibles and goodwill have been discounted based on a post-tax discount rate of 6.33% to 8.05% for product related intangibles and 6.96% for goodwill. The aforesaid impairment losses in the consolidated statement of profit and loss for the year ended 31 March 2012 relate to the Group's Global Generics segment.

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.39 : HEDGES OF FOREIGN CURRENCY RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS

The Group is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Group uses forward contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Further, the Group uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

During the previous year ended 31 March 2011, the Group adopted the Accounting Standard (AS)-32 "Financial Instruments: Disclosures" as issued by ICAI, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements. The objective of this standard is to provide information relating to various financial instruments that the Group holds along with the nature and extent of risks arising from financial instruments to which the Group is exposed to. Further, the standard requires disclosure for the risk management strategies that management adopts to address the specific risk factors to the extent they are considered to be material.

Hedges of highly probable forecasted transactions

The Group classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Group's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Group also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded as part of reserves and surplus within the Group's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Group has recorded, as a part of reserves and surplus, a net loss of ₹ 2,483 and a net gain of ₹ 38 for the years ended 31 March 2012 and 2011, respectively. The Group also recorded, as part of revenue, a net loss of ₹ 1,219 and a net gain of ₹ 497 during the years ended 31 March 2012 and 2011, respectively.

The net carrying amount of the Group's "hedging reserve" in reserves and surplus before adjusting for tax impact was a loss of ₹ 1,936 as at 31 March 2012, as compared to a gain of ₹ 546 as at 31 March 2011.

The table below summarises the periods when the forecasted cash flows associated with hedging instruments are expected to occur.

	AS AT 31 MARCH 2012	AS AT 31 MARCH 2011
Cash flows in U.S. Dollars (figures in equivalent rupee millions)		
Not later than one month	2,544	1,784
Later than one month and not later than three months	5,087	2,988
Later than three months and not later than six months	6,614	4,460
Later than six months and not later than two years	15,771	13,601
	30,016	**22,833**
Cash flows in Euro (figures in equivalent rupee millions)		
Not later than one month	237	-
Later than one month and not later than three months	204	380
Later than three months and not later than six months	-	571
	441	**951**

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognized in the statement of profit and loss. The changes in fair value of such derivative contracts as well as the foreign exchange gains and losses relating to the monetary items are recognized as part of foreign exchange gains and losses.

Fair values of foreign exchange derivative contracts are determined under the Black Scholes Merton technique by using inputs from market observable data and other relevant terms of the contract with counter parties which are banks or financial institutions.

In respect of the aforesaid foreign exchange derivative contracts and the ineffective portion of the derivative contracts designated as cash flow hedges, the Group has recorded, as part of foreign exchange gains and losses, a net gain of ₹ 410 and a net gain of ₹ 355 for the years ended 31 March 2012 and 2011, respectively.

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.39 : **HEDGES OF FOREIGN CURRENCY RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS** (CONTINUED)

The following are the outstanding foreign exchange derivative contracts for hedges of recognized assets and liabilities:

AS AT 31 MARCH 2012

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward contract	USD	INR	USD 70	Sell	Hedging
Forward contract	EUR	INR	EUR 10	Sell	Hedging
Option contract	USD	INR	USD 194	Sell	Hedging

AS AT 31 MARCH 2011

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward contract	USD	INR	USD 4.5	Buy	Hedging
Forward contract	USD	INR	USD 232	Sell	Hedging
Forward contract	EUR	USD	EUR 5	Sell	Hedging

The following are the outstanding foreign currency derivative contracts, which are classified as cash flow hedges and effective:

AS AT 31 MARCH 2012

CATEGORY	CURRENCY	CROSS CURRENCY	NO OF CONTRACTS	AMOUNTS IN MILLIONS	GAIN / (LOSS)
Forward contract	USD	INR	19	USD 410	₹ (1742)
Option contract	USD	INR	15	USD 180	₹ 15

AS AT 31 MARCH 2011

CATEGORY	CURRENCY	CROSS CURRENCY	NO OF CONTRACTS	AMOUNTS IN MILLIONS	GAIN / (LOSS)
Option contract	USD	INR	9	USD 345	₹ 508

2.40 : **FINANCIAL RISK MANAGEMENT**

The Group's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Group's primary risk management focus is to minimize potential adverse effects of market risk on its financial performance. The Group's risk management assessment and policies and processes are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Group's activities. The Board of Directors and the Audit Committee is responsible for overseeing Group's risk assessment and management policies and processes.

a. Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and investment securities. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of customers to which the Group grants credit terms in the normal course of business. The Group establishes an allowance for doubtful debts and impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments.

Trade and other receivables

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country, in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of customers to which the Group grants credit terms in the normal course of business. As at 31 March 2012 and 31 March 2011 the maximum exposure to credit risk in relation to trade and other receivables is ₹ 25,368 and ₹ 17,611 respectively.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.40 : **FINANCIAL RISK MANAGEMENT** (CONTINUED)

Financial assets that are neither past due nor impaired

None of the Group's cash equivalents, including time deposits with banks, are past due or impaired. Trade receivables amounting to ₹ 20,697 and ₹ 13,598 were neither past due nor impaired as at 31 March 2012 and 31 March 2011 respectively.

Financial assets that are past due but not impaired

The Group's credit period for customers generally ranges from 20 – 180 days. The age analysis of the trade receivables has been considered from the due date of the invoice. The aging of trade receivables that are past due, net of allowance for doubtful receivables, is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH	
	2012	2011
1-90	3,697	3,158
91-180	270	214
More than 180	704	641
Total	**4,671**	**4,013**

Financial assets that are impaired

The age analysis of the trade receivables that are impaired is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH	
	2012	2011
1-90	-	-
91-180	-	-
More than 180	537	494
Total	**537**	**494**

Reconciliation of the allowance account for credit losses

The details of changes in provision for bad debts during the year ended 31 March 2012 and 31 March 2011 are as follows:

PARTICULARS	2011-12	2010-11
Balance as at 1 April	494	419
Provision made during the year	173	213
Trade receivables written off during the year	(130)	(138)
Balance as at 31 March	**537**	**494**

b. Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they become due. The Group manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group's reputation.

As at 31 March 2012 and 2011, the Group had unutilized credit limits from banks of ₹ 14,290 and ₹ 13,089, respectively.

As at 31 March 2012, the Group had working capital of ₹ 24,076 including cash and bank balances of ₹ 16,061 and current investments of ₹ 2,070. As at 31 March 2011, the Group had working capital of ₹ 6,065 including cash and bank balances of ₹ 5,751.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than obligations under finance leases which have been disclosed in Note 2.36, Bonus Debentures which have been disclosed in Note 2.41 and provision for employee benefits which have been disclosed in Note 2.5) as at 31 March 2012:

PARTICULARS	2013	2014	2015	2016	THEREAFTER	TOTAL
Trade payables	7,566	-	-	-	-	**7,566**
Short term borrowings	15,888	-	-	-	-	**15,888**
Long term borrowings	-	19	2,811	5,603	2,647	**11,080**
Other liabilities and provisions	22,260	30	26	25	71	**22,412**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.40 : **FINANCIAL RISK MANAGEMENT** (CONTINUED)

The table below provides details regarding the contractual maturities of significant financial liabilities (other than obligations under finance leases which have been disclosed in Note 2.36 and Bonus Debentures which have been disclosed in Note 2.41 and provision for employee benefits which have been disclosed in Note 2.5) as at 31 March 2011:

PARTICULARS	2012	2013	2014	2015	THEREAFTER	TOTAL
Trade payables	6,345	-	-	-	-	**6,345**
Short term borrowings	18,319	-	-	-	-	**18,319**
Long term borrowings	2	2	19	13	14	**50**
Other liabilities and provisions	17,220	-	-	-	234	**17,454**

Financial guarantees

Financial guarantees disclosed in Note 2.24 have been provided as counter corporate guarantee to the financial institutions and banks that have extended credits and other financial assistance to the Company's subsidiaries. The Group does not foresee any significant credit risk exposure.

a. Market risk

Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk-sensitive instruments. Market risk is attributable to all market risk-sensitive financial instruments including foreign currency receivables and payables and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Group's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Group's exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, British pounds sterling and Euros) and foreign currency borrowings (in U.S. dollars and euros). A significant portion of the Group's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Group's financial performance may get adversely impacted. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Group uses derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign currency exchange rates in respect of its forecasted cash flows and trade receivables.

The details in respect of the outstanding foreign exchange forward and option contracts are given in Note 2.39 above.

In respect of the Group's derivative contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ 2,564 increase/decrease in the Group's hedging reserve and an approximately ₹ 1,306 increase/decrease in the Group's net profit as at 31 March 2012.

In respect of the Group's derivative contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ 2,432 increase/decrease in the Group's hedging reserve and an approximately ₹ 1,047 increase/decrease in the Group's net profit as at 31 March 2011.

The following table analyzes foreign currency risk from financial instruments as at 31 March 2012:

	U.S. DOLLARS	EURO	OTHERS[1]	TOTAL
Assets:				
Cash and bank balances	2,241	93	2,337	4,671
Trade receivables	11,173	1,668	6,872	19,713
Long term, short term loans and advances and other current assets	1,035	68	376	1,479
Total	**14,449**	**1,829**	**9,585**	**25,863**
Liabilities:				
Trade payables	2,160	126	500	2,786
Long term borrowings	11,042	-	8	11,050
Short term borrowings	9,488	1,323	1,970	12,781
Other liabilities and provisions	2,957	233	1,797	4,987
Total	**25,647**	**1,682**	**4,275**	**31,604**

[1] Others include currencies such as Russian roubles, British pounds sterling, Swiss francs, New Zealand dollars, Venezuela bolivars, etc.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.40 : **FINANCIAL RISK MANAGEMENT** (CONTINUED)

The following table analyzes foreign currency risk from financial instruments as at 31 March 2011:

	U.S. DOLLARS	EURO	OTHERS[1]	TOTAL
Assets:				
Cash and bank balances	3,022	49	976	4,047
Trade receivables	7,754	977	4,409	13,140
Long term, short term loans and advances and other current assets	75	8	186	269
Total	10,851	1,034	5,571	17,456
Liabilities:				
Trade payables	273	19	295	587
Long term borrowings	7	-	-	7
Short term borrowings	9,977	1,521	2,271	13,769
Other liabilities and provisions	756	-	1,246	2,002
Total	**11,013**	**1,540**	**3,812**	**16,365**

[1] Others include currencies such as Russian roubles, British pounds sterling, Swiss francs, New Zealand dollars, Venezuela bolivars, etc.

For the year ended 31 March 2012 and 2011, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies in the above mentioned financial assets/liabilities would affect the Group's net loss/profit by approximately ₹ 574 and ₹ 109 respectively.

Interest rate risk

As of 31 March 2012 and 31 March 2011, the Group had foreign currency loans of ₹ 23,334 carrying a floating interest rate of LIBOR plus 100 – 150 bps and ₹ 5,758 carrying a floating interest rate of LIBOR plus 52 – 80 bps, respectively. Also as at 31 March 2011 the Group had an INR loan of ₹ 950 carrying an interest rate of 8.75%. These loans expose the Group to risk of changes in interest rates. The Group's treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary. As of 31 March 2012, the Group had not entered into any interest rate swaps to hedge its interest rate risk.

For the year ended 31 March 2012 and 2011, every 10% increase or decrease in the floating interest rate component (i.e. LIBOR) applicable to its loans and borrowings would affect the Group's net loss/profit by approximately ₹ 11 and ₹ 16, respectively.

The Group's investments in time deposits with banks and short term liquid mutual funds are for short durations, and therefore do not expose the Group to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Group's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Group's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Group's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. The Group has historically not entered into any derivative financial instruments or futures contracts to hedge exposure to fluctuations in commodity prices.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTE 2: **NOTES TO THE CONSOLIDATED ACCOUNTS** (CONTINUED)

2.41 : **ISSUANCE OF BONUS DEBENTURES**

Pursuant to a scheme of arrangement sanctioned by the High Court of Andhra Pradesh, Hyderabad, India on 19 July 2010 and subsequent approval of the Reserve Bank of India (on 18 January 2011) and no-objection from the Indian income-tax authorities (on 1 February 2011), the Company had, on 24 March 2011, allotted 1,015,516,392, 9.25% Unsecured Redeemable Non-convertible Bonus Debentures (aggregating to ₹ 5,078) in the ratio of 6 debentures of the face value of ₹ 5 each fully paid up for every equity share of ₹ 5 each held as on the record date i.e. 18 March 2011. The interest is payble at the end of 12, 24 and 36 months from the intial date of issuance. The bonus debentrues are redeemable at the end of 36 months from the initial date of issuance. These debentures have been listed on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

In terms of the scheme, the Company delivered the aggregate value of the debentures to an on-shore escrow account of a merchant banker appointed by the Board of Directors. The merchant banker received the aforesaid amount in the escrow account for and on behalf of and in trust for the members entitled to receive the debentures as deemed dividend within the meaning of section 2 (22) of the Income-tax Act, 1961. The merchant banker had also immediately following the receipt of funds in the escrow account, for and on behalf of the members, paid by way of subscription for allotment of the requisite number of debentures issued under the scheme.

During the previous year ended 31 March 2011, in terms of accounting treatment set out in the scheme, the issuance of the aforesaid debentures (with an aggregate face value of ₹ 5,078) and the dividend distribution tax paid thereon (aggregating to ₹ 843) had been reflected by transferring the corresponding amounts from the General Reserve of the Company and the costs associated in relation to the aforesaid scheme (primarily comprising directly attributable transaction costs aggregating to ₹ 51) had been expensed along with a corresponding transfer from the General Reserve account.

Pursuant to the scheme and as per the requirements of the Companies Act, 1956, the Company has also created a Debenture Redemption Reserve aggregating to ₹ 867 and ₹ 19 as at 31 March 2012 and 31 March 2011 respectively.

2.42 : **VENEZUELA CURRENCY DEVALUATION**

The Group's Venezuela operations are conducted as an extension of the parent company. On 30 December 2010, the Foreign Exchange Administration Commission of Venezuela (commonly referred to as the "CADIVI") enacted a decree (exchange agreement No.14) to unify the official exchange rates at a single rate of 4.3 Venezuela Bolivars ("VEB") per U.S.$ by abolishing the preferential rate of 2.6 VEB per U.S.$ effective from 1 January 2011.

Further, on 13 January 2011, the CADIVI issued another decree to interpret the transitional requirements for the use of the new official exchange rate and described that if the following conditions were to be satisfied, the use of the pre-devaluation rate of 2.6 VEB per U.S.$ would be permissible:

- For fund repatriation – to the extent the CADIVI has issued approvals in the form of approvals of Autorización de Liquidación de Divisas ('ALD') and which have been sent to and received by the Banco Central de Venezuela by 31 December 2010;
- For foreign currency acquisition – to the extent the CADIVI had issued an Authorization of Foreign Currency Acquisition ('AAD') by 31 December 2010 and the approval relates to imports for the health and food sectors or certain other specified purposes.

Based on the authorizations received by the Group, and in light of the above announcements, the Group believes that it is eligible for the usage of the preferential rate of 2.6 VEB per U.S.$ in relation to some of its monetary items denominated in VEB as on 31 March 2011. Accordingly, those monetary items in the Group's Venezuelan operations are translated into the reporting currency at the preferential rate of 2.6 VEB per U.S.$. as at 31 March 2011.

2.43 : **COMPARATIVE FIGURES**

On applicability of revised Schedule VI from current year, the Group has reclassified previous year figures to conform to this year's classification. The adoption of revised Schedule VI does not impact recognition and measurement principles followed for preparation of the financial statements. However, it significantly impacts presentation and disclosures made in the financial statements, particularly presentation of Balance Sheet.

As per our report of even date attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
Natrajh Ramakrishna
Partner
Membership No.: 032815
Place: Hyderabad
Date : 11 May 2012

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy	Chairman
G V Prasad	Vice Chairman & CEO
K Satish Reddy	Managing Director & COO
Umang Vohra	Chief Financial Officer
Sandeep Poddar	Company Secretary



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IFRS Consolidated Financial Statements



Extract of Audited Consolidated IFRS Financial Statements

We have adopted IFRS as issued by International Accounting Standards Board (IASB) for preparing our financial statements for the purpose of filings with SEC. We have furnished all our interim financial reports of fiscal 2012 with SEC which were prepared under IFRS. The Annual Report in Form 20-F will also be made available at the Company's website. A hard copy of such Annual Report in Form 20-F will be made available to the shareholders, free of charge, upon request. For details visit www.drreddys.com

The extract of the audited consolidated financial statements prepared under IFRS has been provided here under.

Consolidated Statement of Financial Position

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

PARTICULARS	AS OF 31 MARCH 2012	AS OF 31 MARCH 2011
ASSETS		
Current assets		
Cash and cash equivalents	₹ 7,379	₹ 5,729
Other investments	10,773	33
Trade receivables, net	25,339	17,615
Inventories	19,352	16,059
Derivative financial instruments	7	784
Current tax assets	584	442
Other current assets	6,518	6,931
Total current assets	**₹ 69,952**	**₹ 47,593**
Non-current assets		
Property, plant and equipment	33,246	29,642
Goodwill	2,208	2,180
Other intangible assets	11,321	13,066
Investment in equity accounted investees	368	313
Deferred income tax assets	1,965	1,935
Other non-current assets	417	276
Total non-current assets	**₹ 49,525**	**₹ 47,412**
Total assets	**₹ 119,477**	**₹ 95,005**
LIABILITIES AND EQUITY		
Current liabilities		
Trade payables	₹ 9,502	₹ 8,480
Derivative financial instruments	1,830	-
Current income tax liabilities	682	1,231
Bank overdraft	-	69
Short-term borrowings	15,844	18,220
Long-term borrowings, current portion	31	12
Provisions	1,926	1,314
Other current liabilities	13,645	11,689
Total current liabilities	**₹ 43,460**	**₹ 41,015**
Non-current liabilities		
Long-term loans and borrowings, excluding current portion	₹ 16,335	₹ 5,271
Provisions	47	41
Deferred tax liabilities	1,132	2,022
Other liabilities	1,059	666
Total non-current liabilities	**₹ 18,573**	**₹ 8,000**
Total liabilities	**₹ 62,033**	**₹ 49,015**
Equity		
Share capital	₹ 848	₹ 846
Equity shares held by controlled trust	(5)	(5)
Share premium	20,934	20,683
Share based payment reserve	800	729
Debenture redemption reserve	865	19
Retained earnings	31,599	20,392
Other components of equity	2,403	3,326
Total equity attributable to:		
Equity holders of the Company	₹ 57,444	₹ 45,990
Non-controlling interests	-	-
Total equity	**₹ 57,444**	**₹ 45,990**
Total liabilities and equity	**₹ 119,477**	**₹ 95,005**

Consolidated Income Statement

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011	FOR THE YEAR ENDED 31 MARCH 2010
Revenues	₹ 96,737	₹ 74,693	₹ 70,277
Cost of revenues	43,432	34,430	33,937
Gross profit	**₹ 53,305**	**₹ 40,263**	**₹ 36,340**
Selling, general and administrative expenses	28,867	23,689	22,505
Research and development expenses	5,911	5,060	3,793
Impairment loss on other intangible assets	1,040	-	3,456
Impairment loss on goodwill	-	-	5,147
Other (income) / expense, net	(765)	(1,115)	(569)
Total operating expenses, net	**₹ 35,053**	**₹ 27,634**	**₹ 34,332**
Results from operating activities	**18,252**	**12,629**	**2,008**
Finance expense	(1,067)	(362)	(372)
Finance income	1,227	173	369
Finance (expense) / income, net	**160**	**(189)**	**(3)**
Share of profit of equity accounted investees, net of income tax	54	3	48
Profit / (loss) before income tax	**18,466**	**12,443**	**2,053**
Income tax (expense)/benefit	(4,204)	(1,403)	(985)
Profit / (loss) for the year	**₹ 14,262**	**₹ 11,040**	**₹ 1,068**
Attributable to:			
Equity holders of the Company	14,262	11,040	1,068
Non-controlling interests	-	-	-
Profit / (loss) for the year	**₹ 14,262**	**₹ 11,040**	**₹ 1,068**
Earnings / (loss) per share			
Basic	₹ 84.16	₹ 65.28	₹ 6.33
Diluted	₹ 83.81	₹ 64.95	₹ 6.30
Weighted average number of equity shares used in computing earnings / (loss) per equity share			
Basic	169,469,888	169,128,649	168,706,977
Diluted	170,177,944	169,965,282	169,615,943

Consolidated Statement of Comprehensive Income

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2012	FOR THE YEAR ENDED 31 MARCH 2011	FOR THE YEAR ENDED 31 MARCH 2010
Profit / (loss) for the year	**₹ 14,262**	**₹ 11,040**	**₹ 1,068**
Other comprehensive income / (loss)			
Changes in fair value of available for sale financial instruments	₹ 2	₹ 8	₹ 13
Foreign currency translation adjustments	711	420	241
Effective portion of changes in fair value of cash flow hedges, net	(2,496)	37	745
Income tax on other comprehensive income	860	(59)	(102)
Other comprehensive income / (loss) for the year, net of income tax	**₹ (923)**	**₹ 406**	**₹ 897**
Total comprehensive income / (loss) for the year	**₹ 13,339**	**₹ 11,446**	**₹ 1,965**
Attributable to:			
Equity holders of the Company	13,339	11,446	1,965
Non-controlling interests	-	-	-
Total comprehensive income / (loss) for the year	**₹ 13,339**	**₹ 11,446**	**₹ 1,965**

Statement pursuant to Section 212 of the Companies Act, 1956

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SL. NO.	NAME OF THE SUBSIDIARY	THE FINANCIAL YEAR OF THE SUBSIDIARY COMPANY ENDED ON	NUMBER OF SHARES IN THE SUBSIDIARY COMPANY HELD BY DR. REDDY'S LABORATORIES LIMITED AT THE ABOVE DATE				THE NET AGGREGATE OF PROFITS (LOSSES) OF THE SUBSIDIARY COMPANY FOR ITS FINANCIAL YEAR SO FAR AS THEY CONCERN THE MEMBERS OF DR. REDDY'S LABORATORIES LIMITED		THE NET AGGREGATE OF PROFITS (LOSSES) OF THE SUBSIDIARY COMPANY FOR ITS PREVIOUS FINANCIAL YEARS SO FAR AS THEY CONCERN THE MEMBERS OF DR. REDDY'S LABORATORIES LIMITED(3)		CHANGES IN THE INTEREST OF DR. REDDY'S LABORATORIES LIMITED, BETWEEN THE END OF THE LAST FINANCIAL YEAR AND 31ST MARCH 2012	MATERIAL CHANGES BETWEEN THE END OF THE LAST FINANCIAL YEAR AND 31ST MARCH 2012
			EQUITY SHARES	PREFERENCE SHARES	EQUITY HOLDING %	PREFERENCE HOLDING %	A) DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2012	B) NOT DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2012	A) DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2011	B) NOT DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2011		
1	I-VEN Pharma Capital Limited	31.03.2012	(1)	-	-	-	-	(288)	-	(144)	-	-
2	Dr. Reddy's Laboratories Tennessee, LLC	31.03.2012	(1)	-	-	-	-	(211)	-	(32)	-	-
3	Dr. Reddy's Venezuela, C.A.	31.03.2012	(1)	-	-	-	-	(30)	-	-	-	-
4	Dr. Reddy's Laboratories Inc.	31.03.2012	(1)	-	-	-	-	(266)	-	445	-	-
5	Dr. Reddy's Laboratories New York, Inc.	31.03.2012	(1)	-	-	-	-	(195)	-	-	-	-
6	Promius Pharma LLC (formerly Reddy Pharmaceuticals Inc)	31.03.2012	(1)	-	-	-	-	(454)	-	(812)	-	-
7	Reddy Holding GmbH	31.03.2012	(1)	-	-	-	-	(1,792)	-	(825)	-	-
8	Dr.Reddys Pharma Italia SPA	31.03.2012	(1)	-	-	-	-	(11)	-	(11)	-	-
9	Lacock Holdings Limited	31.03.2012	16,033	-	100	-	-	353	-	287	-	-
10	Dr.Reddy's Laboratories (EU) Limited	31.03.2012	(1)	-	-	-	-	411	-	21	-	-
11	Dr.Reddy's Laboratories (UK) Limited	31.03.2012	(1)	-	-	-	-	166	-	207	-	-
12	Aurigene Discovery Technologies Limited	31.03.2012	90,544,104	14,750,000	100	100	-	327	-	243	-	-
13	Aurigene Discovery Technologies Inc.	31.03.2012	(1)	-	-	-	-	(1)	-	(1)	-	-
14	Reddy Antilles N.V.	31.03.2012	500,000	-	100	-	-	(30)	-	1	-	-
15	Reddy Netherlands BV	31.03.2012	(1)	-	-	-	-	(3)	-	(3)	-	-
16	Reddy US Therapeutics Inc.	31.03.2012	(1)	-	-	-	-	11	-	(812)	-	-
17	Dr.Reddy's Laboratories (Australia) Pty. Limited	31.03.2012	1,000,000	-	100	-	-	(139)	-	(132)	-	-
18	Dr.Reddy's Laboratories SA	31.03.2012	75,640,410	-	100	-	-	4,401	-	2,989	-	-
19	Dr. Reddy's Laboratories International SA	31.03.2012	(1)	-	-	-	-	(1)	-	(1)	-	-
20	Euro Bridge Consulting BV	31.03.2012	(1)	-	-	-	-	(2)	-	(1)	-	-
21	OOO Dr. Reddy's Laboratories Limited	31.03.2012	(2)	-	-	-	-	(58)	-	(8)	-	-
22	OOO JV Reddy Biomed Limited	31.03.2012	(2)	-	100	-	-	(24)	-	1	-	-
23	OOO DRS LLC	31.03.2012	(1)	-	-	-	-	(18)	-	(6)	-	-
24	Kunshan Rotam Reddy Pharmaceutical Co. Limited	31.03.2012	(2)	-	51.33	-	-	103	-	3	-	-
25	Dr. Reddy's Laboratories (Proprietary) Limited	31.03.2012	100	-	100	-	-	17	-	2	-	-
26	Reddy Pharmaceuticals Hong Kong Limited	31.03.2012	11,625,000	-	100	-	-	(2)	-	-	-	-
27	Dr. Reddy's Farmaceutica Do Brasil Ltda.	31.03.2012	26,699,230	-	100	-	-	(24)	-	(78)	-	-
28	Reddy Cheminor S.A.	31.03.2012	2,500	-	100	-	-	-	-	-	-	-
29	Dr.Reddy's Pharma Iberia SA	31.03.2012	5,566,000	-	100	-	-	74	-	72	-	-
30	Industrias Quimicas Falcon de Mexico, S.A. de CV	31.03.2012	140,526,270	-	100	-	-	(373)	-	39	-	-
31	Trigenesis Therapeutics Inc.	31.03.2012	206	-	100	-	-	(1)	-	(1)	-	-
32	betapharm Arzneimettal GmbH	31.03.2012	(1)	-	-	-	-	(750)	-	384	-	-
33	beta Healthcare Solutions GmbH	31.03.2012	(1)	-	-	-	-	-	-	(9)	-	-
34	beta institut fur soziaimedizinsche Forschung and Entwicklung GmbH	31.03.2012	(1)	-	-	-	-	-	-	-	-	-
35	Dr. Reddy's Bio-Sciences Limited	31.03.2012	34,022,070	-	100	-	-	-	-	-	-	-
36	DRL Investments Limited	31.03.2012	50,000	-	100	-	-	24	-	63	-	-
37	Cheminor Investments Limited	31.03.2012	134,513	-	100	-	-	-	-	-	-	-
38	Dr. Reddy's New Zealand Limited (formerly Affordable Healthcare Limited)	31.03.2012	(1)	-	-	-	-	(30)	-	8	-	-
39	Aurigene Discovery Technologies (Malaysia) SDN BHD	31.03.2012	(1)	-	-	-	-	14	-	(15)	-	-
40	Dr.Reddy's Laboratories ILAC TICARET Limited	31.03.2012	(2)	-	100	-	-	-	-	-	-	-
41	Dr.Reddy's Laboratories Louisiana LLC	31.03.2012	(1)	-	-	-	-	672	-	(191)	-	-
42	Chirotech Technology Limited	31.03.2012	(1)	-	-	-	-	(170)	-	(135)	-	-
43	Dr. Reddy's SRL (formerly Jet Generici SRL)	31.03.2012	(1)	-	-	-	-	(163)	-	(138)	-	-
44	Dr. Reddy's Pharma SEZ Limited	31.03.2012	50,000	-	100	-	-	-	-	-	-	-
45	Dr. Reddy's Laboratories Romania -SRL	31.03.2012	(1)	-	-	-	-	16	-	6	-	-
46	Idea2Enterprises (India) Private Limited	31.03.2012	2,377,826	-	100	-	-	-	-	-	-	-
47	Dr. Reddy's Laboratories, LLC Ukraine	31.03.2012	(1)	-	-	-	-	(1)	-	-	-	-
48	Dr. Reddy's Laboratories (Canada) Inc.	31.03.2012	(1)	-	-	-	-	-	-	-	-	-

(1) Step down subsidiary. (2) No concept of share capital. (3) The amounts shown in this column represent the net aggregate amount of profits (losses) of the subsidiary attributable to the direct holding of the company. (4) Limited Liability Company Dr. Reddy's Laboratories, Ukraine was incorporated on 11th May 2011. (5) Dr. Reddy's Laboratories New York, Inc. was incorporated on 24th May 2011.

Information on the Financials of Subsidiaries (Prepared as per IGAAP)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SL. NO.	NAME OF THE SUBSIDIARY	CAPITAL	RESERVES	OTHER LIABILITIES	TOTAL LIABILITIES	PROPERTY, PLANT AND EQUIPMENT, NET	TOTAL ASSETS (INCLUDING PPE,NET)	INVESTMENTS (EXCL.INVESTMENT IN SUBSIDIARIES)	TURNOVER	PROFIT / (LOSS) BEFORE TAX	PROVISION FOR TAX	PROFIT / (LOSS) AFTER TAX	PROPOSED DIVIDEND
1	I-VEN Pharma Capital Limited	1	2,030	220	2,251	-	2,251	-	-	(242)	46	(288)	-
2	Dr. Reddy's Laboratories Tennessee, LLC	1,120	(87)	222	1,255	639	1,255	-	1,380	(211)	-	(211)	-
3	Dr. Reddy's Venezuela, C.A.	5	(30)	34	9	-	9	-	-	(30)	-	(30)	-
4	Dr. Reddy's Laboratories Inc.	580	4,672	15,418	20,670	67	20,670	-	33,607	(43)	223	(266)	-
5	Dr. Reddy's Laboratories New York, Inc.	-	56	713	769	284	769	-	-	(195)	-	(195)	-
6	Promius Pharma LLC (formerly Reddy Pharmaceuticals Inc)	1,712	(2,339)	2,652	2,025	11	2,025	-	1,078	(454)	-	(454)	-
7	Reddy Holding GmbH	1	(1,430)	26,085	24,656	-	24,656	-	(130)	(1,828)	(36)	(1,792)	-
8	Dr.Reddy's Pharma Italia SPA	63	(94)	1,039	1,008	-	1,008	-	4	(11)	-	(11)	-
9	Lacock Holdings Limited	1	19,591	10,116	29,708	-	29,708	-	-	417	64	353	-
10	Dr.Reddy's Laboratories (EU) Limited	723	973	1,065	2,761	647	2,761	-	1,048	469	58	411	-
11	Dr.Reddy's Laboratories (UK) Limited	-	603	605	1,208	216	1,208	-	2,733	223	57	166	-
12	Aurigene Discovery Technologies Limited	1,053	237	484	1,774	644	1,774	-	1,566	487	160	327	8% preference dividend
13	Aurigene Discovery Technologies Inc.	210	(223)	15	2	-	2	-	-	(1)	-	(1)	-
14	Reddy Antilles N.V.	18	171	280	469	-	469	-	-	(30)	-	(30)	-
15	Reddy Netherlands BV	7	(29)	23	1	-	1	-	-	(3)	-	(3)	-
16	Reddy US Therapeutics Inc.	94	(71)	4	27	-	27	-	-	11	-	11	-
17	Dr.Reddy's Laboratories (Australia) Pty. Limited	35	(506)	742	271	-	271	-	304	(139)	-	(139)	-
18	Dr.Reddy's Laboratories SA, Switzerland	2,951	12,581	12,700	28,232	-	28,232	-	13,990	4,845	444	4,401	-
19	Dr. Reddy's Laboratories International SA	245	(2)	1	244	15	244	-	-	(1)	-	(1)	-
20	Euro Bridge Consulting BV	37	118	1	156	-	156	-	-	(2)	-	(2)	-
21	OOO Dr. Reddy's Laboratories Limited	72	24	7,338	7,434	30	7,434	-	11,056	(11)	47	(58)	-
22	OOO JV Reddy Biomed Limited	5	(1)	-	4	-	4	-	-	(24)	-	(24)	-
23	OOO DRS LLC	30	89	129	248	229	248	-	-	(18)	-	(18)	-
24	Kunshan Rotam Reddy Pharmaceutical Co. Limited	791	(294)	504	1,001	217	1,001	-	1,238	119	16	103	-
25	Dr. Reddy's Laboratories (Proprietary) Limited	-	(22)	487	465	15	465	-	834	25	8	17	-
26	Reddy Pharmaceuticals Hong Kong Limited	58	(52)	3	9	-	9	-	-	(2)	-	(2)	-
27	Dr. Reddy's Farmaceutica Do Brasil Ltda.	634	(1,038)	556	152	1	152	-	106	(19)	5	(24)	-
28	Reddy Cheminor S.A.	2	(2)	5	5	-	5	-	-	-	-	-	-
29	Dr.Reddy's Pharma Iberia SA	321	(546)	414	189	-	189	-	193	74	-	74	-
30	Industrias Quimicas Falcon de Mexico, S.A.	594	(285)	3,012	3,321	1,241	3,321	-	2,059	(502)	(129)	(373)	-
31	Trigenesis Therapeutics Inc.	-	17	1	18	-	18	-	-	(1)	-	(1)	-
32	betapharm Arzneimettal GmbH	59	(501)	6,240	5,798	291	5,798	-	5,185	(750)	-	(750)	-
33	beta Healthcare Solutions GmbH	1	(1)	1	1	-	1	-	-	-	-	-	-
34	beta institut fur sozialmedizinsche Forschung and Entwicklung GmbH	6	(7)	12	11	1	11	-	-	-	-	-	-
35	Dr. Reddy's Bio-Sciences Limited	362	(154)	60	268	268	268	-	-	-	-	-	-
36	DRL Investments Limited	1	84	2,616	2,701	6	2,701	-	-	51	27	24	-
37	Cheminor Investments Limited	1	-	-	1	1	1	-	-	-	-	-	-
38	Dr. Reddy's New Zealand Limited (formerly Affordable Healthcare Limited)	-	86	73	159	-	159	-	224	(29)	1	(30)	-
39	Aurigene Discovery Technologies (Malaysia) SDN BHD	16	(21)	66	61	21	61	-	153	14	-	14	-
40	Dr.Reddy's Laboratories ILAC TICARET Limited	-	-	-	-	-	-	-	-	-	-	-	-
41	Dr.Reddy's Laboratories Louisiana LLC	-	1,708	954	2,662	1,414	2,662	-	3,527	672	-	672	-
42	Chirotech Technology Limited	67	(526)	962	503	85	503	-	829	(171)	(1)	(170)	-
43	Dr. Reddy's SRL (formerly Jet Generici SRL)	6	(681)	975	300	1	300	-	284	(163)	-	(163)	-
44	Dr. Reddy's Pharma SEZ Limited	1	-	-	1	-	1	-	-	-	-	-	-
45	Dr. Reddy's Laboratories Romania -SRL	24	22	33	79	11	79	-	-	21	5	16	-
46	Idea2Enterprises (India) Private Limited	24	1,423	3	1,450	1,450	1,450	-	-	-	-	-	-
47	Dr. Reddy's Laboratories, LLC Ukraine	71	-	61	132	-	132	-	-	(2)	(1)	(1)	-
48	Dr. Reddy's Laboratories (Canada) Inc.	-	-	-	-	-	-	-	-	-	-	-	-

Notice is hereby given that the 28th Annual General Meeting of the members of the Company will be held on Friday, 20 July 2012 at 11.30 A.M. at the Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad - 500 034, Andhra Pradesh, India, to transact the following business:

ORDINARY BUSINESS:

1. To receive, consider and adopt the Balance Sheet as at 31 March 2012 and the Profit & Loss Account of the Company for the year ended on that date along with the Reports of the Directors' and Auditors' thereon.
2. To declare dividend on the equity shares for the financial year 2011-12.
3. To appoint a Director in place of Dr. Omkar Goswami, who retires by rotation, and being eligible, seeks re-appointment.
4. To appoint a Director in place of Mr. Ravi Bhoothalingam, who retires by rotation, and being eligible, seeks re-appointment.
5. To appoint the Statutory Auditors and fix their remuneration. The retiring Auditors B S R & Co., Chartered Accountants are eligible for re-appointment.

SPECIAL BUSINESS:

6. **APPOINTMENT OF MR. SRIDAR IYENGAR AS A DIRECTOR OF THE COMPANY**

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 260 of the Companies Act, 1956 and Article 103 of the Articles of Association of the Company, Mr. Sridar Iyengar, who was appointed as an Additional Director at the meeting of the Board of Directors of the Company and who holds office upto the date of ensuing Annual General Meeting of the Company and in respect of whom the Company has received notice from a member under Section 257 of the Companies Act, 1956 proposing his candidature, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

7. **RE-APPOINTMENT OF MR. SATISH REDDY AS WHOLE TIME DIRECTOR DESIGNATED AS MANAGING DIRECTOR AND CHIEF OPERATING OFFICER OF THE COMPANY**

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 read with Schedule XIII of the said Act, including any statutory modification and re-enactment thereof for the time being in force, approval of the Company be and is hereby accorded to the re-appointment of Mr. Satish Reddy as Whole Time Director designated as Managing Director and Chief Operating Officer of the Company (not liable to retire by rotation) for a further period of 5 years with effect from 1 October 2012 to 30 September 2017, on the following terms and conditions and remuneration:

   (A) SALARY: Rs. 350,000 per month

   (B) PERQUISITES:

Category A:

1. Housing: Rent Free Accommodation or House Rent Allowance of Rs. 175,000 per month.
2. Medical Reimbursement for self and family as per the rules of the Company.
3. Leave Travel Assistance as per the rules of the Company.

Category B:

1. Contribution to Provident Fund, Superannuation Fund, Annuity Fund or Gratuity as per the rules of the Company.
2. Encashment of leave as per the rules of the Company.

Category C:

Car, telephone at residence and mobile phone for use on Company's business.

(C) COMMISSION:

In addition to the above salary and perquisites, commission will also be paid annually upto 0.75% of the net profits of the Company, calculated in the manner referred to in Section 198 of the Companies Act, 1956, as may be decided by the Board of Directors of the Company every year.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to vary, alter or modify the different components of the above-stated remuneration as may be agreed to between the Board of Directors and Mr. Satish Reddy.

RESOLVED FURTHER THAT in the event of any loss or inadequacy of profits in any financial year during his tenure, the Company shall pay Mr. Satish Reddy, the remuneration by way of salary, perquisites, commission or any other allowances as specified above and in accordance with the limits specified under Schedule XIII of the Companies Act, 1956 or such other limits as may be prescribed by the Government from time to time in this regard, as minimum remuneration."

8. **EXTENSION OF TERM OF DR. REDDY'S EMPLOYEES STOCK OPTION SCHEME, 2002**

   To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:

   "**RESOLVED THAT** pursuant to Regulation 7 and other applicable provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Share Purchase Scheme) Guidelines, 1999 and Clause 20 of the Dr. Reddy's Employees Stock Option Scheme, 2002 (the Scheme) and other applicable provisions, if any, and notwithstanding anything to the contrary stated in this regard in the existing Scheme of the Company, the approval of the Company be and is hereby accorded to the extension of the validity of the Dr. Reddy's Employees Stock Option Scheme, 2002 for a further period of 10 (ten) years with effect from 29 January 2012.

   RESOLVED FURTHER THAT the consequential amendment to the Clause 11(a) of the Dr. Reddy's Employees Stock Option Scheme, 2002 be and is hereby approved."

NOTES:

1. An explanatory statement pursuant to Section 173(2) of the Companies Act, 1956 in respect of the special business is annexed hereto.

2. **A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself / herself and the proxy need not be a member of the Company. The instrument of proxy in order to be effective, must be deposited at the Registered Office of the Company, duly completed and signed, not less than 48 hours before the meeting.**

3. The Register of Members and Share Transfer Books of the Company will remain closed from Tuesday, 3 July 2012 to Friday, 6 July 2012 (both days inclusive).

4. The Board of Directors of the Company at their meeting held on 11 May 2012 has recommended a dividend of Rs. 13.75 per share on equity share of Rs. 5/- each as final dividend for the financial year 2011-12. Dividend, if declared, at the Annual General Meeting, will be paid on or after 27 July 2012.

5. Members are requested to intimate immediately, any change in their address or bank mandates to their depository participants with whom they are maintaining their demat accounts or to the Company's Share Transfer Agent, M/s. Bigshare Services Private Limited, if the shares are held by them in certificate form.

6. Members, desiring any information relating to the accounts, are requested to write to the Company at an early date so as to enable the management to keep the information ready.

7. For the convenience of members and for proper conduct of the meeting, entry to the place of meeting will be regulated by attendance slip, which is a part of the annual report. Members are requested to sign at the place provided on the attendance slip and hand it over at the entrance to the venue.

8. Members are requested to kindly bring their copy of the Annual Report with them at the Annual General Meeting, as no extra copy of Annual Report would be made available at the Annual General Meeting.

9. Pursuant to Section 109A of the Companies Act, 1956, members are entitled to make a nomination in respect of shares held by them in physical form. Members desirous of making a nomination are requested to send their requests in Form No. 2B in duplicate (which will be made available on request) to the Registrar and Share Transfer Agent of the Company.

10. The certificate from the Auditors of the Company certifying that the Company's Employees Stock Option Scheme, 2002 and Employees ADR Stock Option Scheme, 2007 are being implemented in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999 and in accordance with the resolution of the members passed at the general meeting, will be available for inspection by the members at the Annual General Meeting.

11. The brief profile of the Directors proposed to be appointed / re-appointed is given in the section on Corporate Governance.

12. In terms of the circular Nos. 17/2011 and 18/2011, dated 21 and 29 April 2011, issued by the Ministry of Corporate Affairs (MCA), Government of India, allowing paperless compliance by the companies under the 'Green Initiative in Corporate Governance', the Company vide its letter dated 30 July 2011, requested the members to register their e-mail address with the Company / depository participants, as the case may be.

    The annual report for the financial year 2011-12 is available on our website, i.e. www.drreddys.com. The physical copy of the annual report has been sent to those members who have either opted for the same or have not registered their email addresses with the Company / depository participant. The members will be entitled to a physical copy of the annual report for the financial year 2011-12, free of cost, upon sending a request to the Company Secretary at 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Andhra Pradesh, India.

By Order of the Board

Place : **Hyderabad**
Date : **11 May 2012**

Sandeep Poddar
Company Secretary

Explanatory statement pursuant to Section 173(2) of the Companies Act, 1956

ITEM NO. 6

The Board of Directors of the Company at their meeting held on 22 August 2011 had appointed Mr. Sridar Iyengar as an Additional Director of the Company. He is an independent mentor investor in early stage start-ups and companies. For more than 35 years, he has worked in the UK, US and India with a large number of companies, advising them on strategy and other issues.

Mr. Iyengar is the former President of Foundation for Democratic Reforms in India, a US-based non-profit organization. He is also an advisor to several venture and private equity funds in India.

Earlier, Mr. Iyengar was a senior partner with KPMG in the US and UK and served for three years as the Chairman and CEO of KPMG's operations in India. He holds a Bachelor of Commerce (Hons) degree from the University of Calcutta and is a Fellow of the Institute of Chartered Accountants in England and Wales.

As per the provisions of Section 260 of the Companies Act, 1956, he holds office of Director up to the date of the Annual General Meeting unless approved by the shareholders. The Company has received a notice as required under Section 257 of the Companies Act, 1956 along with a deposit of Rs. 500/- from a member of the Company, proposing his candidature for the office of the Director.

Companies (other than Dr. Reddy's Laboratories Limited) in which Mr. Iyengar holds directorship in terms of Section 275 of the Companies Act, 1956 and committee memberships are as under:

Directorship

1. Infosys Limited
2. Infosys BPO Limited
3. ICICI Bank Limited
4. Rediff.com Limited
5. Mahindra Holidays and Resorts India Limited
6. CL Educate Limited
7. ICICI Prudential Life Insurance Company Limited

Chairperson of Board Committees

1.	ICICI Bank Limited	– Audit Committee – Board Governance, Remuneration & Nomination Committee
2.	Rediff.com Limited	– Audit Committee
3.	CL Educate Limited	– Audit Committee

Membership of Board Committees

1.	Infosys Limited	– Audit Committee – Risk Committee
2.	Infosys BPO Limited	– Audit Committee – Compensation Committee
3.	ICICI Bank Limited	– Risk Committee

The Board recommends the resolution set forth in item No. 6 for approval of the members.

None of the Directors other than Mr. Sridar Iyengar is concerned or interested in the above resolution.

ITEM NO. 7

Mr. Satish Reddy (aged 45) graduated in Chemical Engineering from Osmania University, India, in 1988 and went on to receive an M.S. in Medicinal Chemistry from Purdue University, USA, in 1990. He joined Dr. Reddy's in 1993 as Executive Director responsible for manufacturing and new product development. In 1997, he was appointed Managing Director. In the mid-90s, as the Company prepared for its global foray, Satish anchored the establishment of key systems and initiatives that positioned Dr. Reddy's for rapid expansion and helped to build its brand and corporate identity.

Mr. Satish Reddy steers Dr. Reddy's Pharmaceutical Services and Active Ingredients (PSAI) and Global Generics businesses, two of the Company's core revenue generating streams. He has played an instrumental role in the Company's transition from a bulk drugs manufacturer to a global player in the branded space by spearheading our entry into emerging markets internationally. He is focused on translating Dr. Reddy's strategy into action to drive its growth and performance globally.

Mr. Satish Reddy was re-appointed as Whole Time Director designated as Managing Director and Chief Operating Officer (COO) of the Company at the 23rd Annual General Meeting of the members of the Company held on 24 July 2007, for a period of 5 years ending on 30 September 2012. As part of the initiative to create enduring guidance for the Company, the Board of Directors of the Company, at their meeting held on 3 February 2012, had approved the re-appointment of Mr. Satish Reddy as Whole Time Director designated as Managing Director and COO of the Company for a further period of 5 years commencing 1 October 2012 on the terms and conditions and remuneration as set out in resolution No.7 of the accompanying notice.

Mr. Satish Reddy holds 1,205,832 equity shares in the Company.

Companies (other than Dr. Reddy's Laboratories Limited) in which Mr. Satish Reddy holds directorship in terms of section 275 of the Companies Act, 1956 and committee memberships are as under:

Directorship

1. DRL Investments Limited
2. Cheminor Investments Limited
3. Aurigene Discovery Technologies Limited
4. Greenpark Hotels and Resorts Limited (Formerly Diana Hotels Ltd.)
5. Dr. Reddy's Bio Sciences Limited
6. Dr. Reddy's Pharma SEZ Limited
7. Dr. Reddy's Holdings Limited
8. I-Ven Pharma Capital Limited
9. Ecologics Technologies Limited
10. Idea2Enterprises (India) Private Limited

Chairperson of Board Committees

Nil

Membership of Board Committees

1. Aurigene Discovery Technologies Limited – Remuneration Committee
   – Audit Committee
2. Dr. Reddy's Bio Sciences Limited – Audit Committee

The Board recommends the resolution set forth in item No. 7 for approval of the members.

None of the Directors other than Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are concerned or interested in the above resolution.

ITEM NO. 8

The term of the Dr. Reddy's Employees Stock Option Scheme, 2002, (the Scheme) was valid for a period of 10 (ten) years from the date of adoption of the Scheme by the Board of Directors. Accordingly, pursuant to the clause 11(a) of the said Scheme, term of the Scheme expired on 29 January 2012.

Consequently, the Board of Directors of the Company, based on the recommendation of the Nomination, Governance and Compensation Committee at their meeting held on 25 October 2011, consented to extend the validity of the Scheme for a further period of 10 (ten) years with effect from 29 January 2012 by amending Clause 11(a) of the said Scheme subject to the approval of the shareholders. All other terms and conditions of the Scheme were remained unchanged.

Pursuant to Regulation 7 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Share Purchase Scheme) Guidelines, 1999, the Company may vary the terms of the Scheme by way of a special resolution in a general meeting. Hence, the approval of the shareholders is being sought to the extension of the validity period of the Scheme.

The Board recommends the resolution set forth in item No. 8 for approval of the members.

None of the Directors of the Company is concerned or interested in the above resolution, except to the extent of the shares that may be offered to them under the Scheme.

By Order of the Board

Place : **Hyderabad**
Date : **11 May 2012**

Sandeep Poddar
Company Secretary

Glossary

₹/Rs.	Indian Rupees
ANDA	Abbreviated New Drug Application
AS	Accounting Standards
API	Active Pharmaceutical Ingredients and Intermediates
ADR	American Depository Receipt
ARL	American Remedies Limited
AP	Andhra Pradesh
AGM	Annual General Meeting
BSE	BSE Limited
CDSL	Central Depository Services (India) Limited
CTO	Chemical Technical Operations
CDL	Cheminor Drugs Limited
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organizations
CIS	Commonwealth of Independent States
CAGR	Compounded Annual Growth Rate
CII	Confederation of Indian Industry
CSR	Corporate Social Responsibility
CPS	Custom Pharmaceutical Services
DP	Depository Participant
DoE	Design by Experiments
DRF	Dr. Reddy's Foundation
DRFHE	Dr. Reddy's Foundation for Health Education
DMF	Drug Master File
EBIDTA	Earnings Before Interest, Taxes, Depreciation and Amortization
EPS	Earnings Per Share
ERC	Education Resource Center
ESOP	Employees Stock Option Plan
ERM	Enterprise-wide Risk Management
EHS	Environment, Health and Safety
EEA	European Economic Area
EMA	European Medical Agency
FY	Financial Year
FTO	Formulation Technical Operations
GDUFA	Generic Drug Use Fee Act
GSK	GlaxoSmithKline Plc
GDR	Global Depository Receipt
GDC	Global Distribution Center
GDP	Global Domestic Products
GG	Global Generics
GMP	Good Manufacturing Practices
HHT	Hand Holding Team
HUL	Hindustan Unilever Limited
HR	Human Resources
ICON	Indian Co-operative Oncology Network
ICAI	Institute of Chartered Accountants of India
IMS	IMS Health Inc.
IGAAP	Indian Generally Accepted Accounting Principles
IT	Information Technology
IPO	Initial Public Offer
IPDO	Integrated Product Development Organization
IP	Intellectual Property
IFRS	International Financial Reporting Standards
KARV	Kallam Anji Reddy Vidyalaya
KAM	Key Account Manager
LABS	Livelihood Advancement Business School
LVPEI	LV Prasad Eye Institute
MRC	Management-level risk committee
M&A	Mergers and Acquisitions
NLEM	National List of Essential Medicines
NPPP	National Pharmaceutical Pricing Policy, 2011
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
NCEs	New Chemical Entities
NYSE	New York Stock Exchange, Inc.
NCDs	Non-Convertible Debentures
NRI	Non-Resident Indian
OTC	Over-the-counter
PSAI	Pharmaceuticals Services and Active Ingredients
PAT	Profit After Tax
PromOTE	Promotion of Oncology Training and Education
PP	Proprietary Products
PEP	Pudami English Primaries
PNS	Pudami Neighborhood School
QbD	Quality by Design
R&D	Research and Development
RoW	Rest of the World
RoCE	Return on Capital Employed
RBO	Roll Based Organization
SHE	Safety, Health and Environment
SQCDM	Safety, Quality, Cost, Delivery and Morale
SOX	Sarbanes Oxley Act, 2002
SEBI	Securities and Exchange Board of India
SEC	Securities and Exchange Commission
SMT	Self Managed Team
CG&A	Selling, General and Administration
SRI	Skilling Rural India
SEZ	Special Economic Zone
SEFL	Standard Equity Fund Limited
SKUs	Stock Keeping Units
TAs	Therapeutic Areas
TAMS	Time and Attendance Management System
UK	United Kingdom
USD/US$	United States Dollar
US FDA	United States Food and Drug Administration
US/USA	United States of America

DR.REDDY'S

Dr. Reddy's Laboratories Limited

Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034

Attendance Slip

Regd. Folio No. / Client ID :

Name & Address of
First / Sole Shareholder :

No. of Shares held :

I hereby record my presence at the 28th Annual General Meeting of the Company to be held on Friday, 20 July 2012 at 11.30 A.M. at the Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad – 500 034.

Signature of the Member / Proxy

Notes:

a) **Only Member / Proxy can attend the meeting. No minors would be allowed at the meeting.**

b) Member / Proxy wish to attend the meeting must bring this attendance slip to the meeting and hand over at the entrance duly filled in and signed.

c) Member / Proxy should bring his / her copy of the Annual Report for reference at the meeting.



DR.REDDY'S

Dr. Reddy's Laboratories Limited

Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034

Proxy Form

Regd. Folio No. / Client ID :

No. of Shares held :

I / we ______________________________

of ______________________________ being a member / members

of the above named Company, hereby appoint ______________________________ of

______________________________ or

failing him / her ______________________________ of ______________________________

as my / our Proxy to attend and vote for me/us on my/our behalf at the 28th Annual General Meeting of the Company to be held on Friday, 20 July 2012 at 11.30 A.M. at the Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad – 500 034, and at any adjournment(s) thereof.

Revenue Stamp

Signed this ____________ day of ____________ 2012

Notes:

a) Proxy need not be a member of the Company.

b) The Proxy Form duly filled in and signed by the member(s) across Revenue Stamp should reach the Company's Registered Office: Dr. Reddy's Laboratories Limited, 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034 at least 48 hours before the time fixed for the meeting.

c) Corporate members intending to send their authorized representative(s) to attend the meeting are requested to send a certified copy of the board resolution authorizing their representative(s) to attend and vote on their behalf at the meeting.



1934 ACT FILE NO. 001-14714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant's name into English)

Board Secretariat's Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

---

Exhibit Index at page: 2
Total pages: 213

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 26, 2012

By 

Name: Wang Jian
Title: Joint Company Secretary